UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Consafe Offshore AB
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Sweden
(Jurisdiction of Subject Company's Incorporation or Organization)

Prosafe ASA
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

ISIN NO 000 3074809
(CUSIP Number of Class of Securities (if applicable))

Arne Austreid
Chief Executive Officer
Prosafe ASA
Nedre Holmegate 30-34
4006 Stavanger, Norway
+47 51 64 25 00

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 7, 2006
(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

2

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. ***Special Instructions for Complying with Form CB***

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[signature]

(Signature)

ARNE AUSTREID PRESIDENT & CEO

(Name and Title)

June 7, 2006

(Date)

Information Memorandum

Prepared in connection with the offer from

Prosafe

Prosafe ASA

(a public limited liability company organized under the laws of the Kingdom of Norway)
Registration number NO 977 356 059

to acquire all outstanding and issued shares of

Consafe Offshore AB (Publ.)

(a public limited liability company organized under the laws of the Kingdom of Sweden)
Registration number 556604-4771

Exchange Ratio:

0.354 shares in Prosafe ASA for each share
in Consafe Offshore AB (publ.)

Acceptance period:

From and including 7 June 2006 to and including 19 June 2006

Listing of up to 9,838,000 new Prosafe Shares on Oslo Børs

Managed by:

Pareto Securities ASA

6 June 2006

Important Notice[1]

General information

This Information Memorandum has been prepared by Prosafe ASA ("Prosafe" or "the Company") in connection with (i) the Offer (referred to as the "Offer") to acquire all shares in Consafe Offshore AB (Publ.) against settlement in new shares to be issued by Prosafe, and (ii) the Listing of Prosafe's shares on Oslo Børs, as further described herein.

This Information Memorandum is prepared in reliance on the exemptions of the Norwegian Securities Trading Act sections 5-4 No. 6 and 5-5 No. 7 and is accordingly not approved by Oslo Børs. No action has been taken to permit the distribution of this Information Memorandum in any jurisdiction where action would be required for distribution. Accordingly, this Information Memorandum may not be used for the purpose of an offer of, or solicitation for, any securities in any jurisdiction or in any circumstances in which such offer or solicitation would be unlawful or unauthorized.

Consafe Shareholders must rely upon their own examination of this Information Memorandum and should study this Information Memorandum carefully and, if necessary, seek independent advice so that a balanced judgment can be made of the Offer and all that is discussed and described in this Information Memorandum. When considering what actions to take, Consafe Shareholders are urged to seek the advice of financial and legal advisors.

The distribution of this Information Memorandum, any separate summary documentation regarding the Offer, and the making of the Offer may, in certain jurisdictions (including but not limited to Australia, Canada, Japan and the United States), be restricted by law. Therefore, persons obtaining this Information Memorandum or into whose possession this Information Memorandum otherwise comes, are required to, and should inform themselves of and to observe all such restrictions. Prosafe nor Pareto Securities do not accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

This Information Memorandum is not directed to persons whose participation in the Offer requires that further documents are issued or that registration or other measures are taken, other than those required under Norwegian law. No document or materials relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country. In the event of such distribution or offering still being made, an acceptance form sent from such country may be disregarded.

The securities offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence.

The information contained herein is only updated as of the date hereof and subject to change, completion or amendment without notice.

All inquiries relating to this Information Memorandum should be directed to the Manager.

In the ordinary course of their respective businesses, the Manager and certain of their affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with the Company.

This Information Memorandum has been prepared to comply with Norwegian Securities Trading Act Chapter 5 and related secondary legislation including the EC Commission Regulation EC/809/2004. The Information Memorandum has been prepared solely in the English language.

Any dispute that might arise regarding this Information Memorandum or the Offer is subject to Norwegian law and the exclusive jurisdictions of the Norwegian courts.

Restrictions

United States of America

This Offer may be made to certain U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) in reliance on an exemption from certain of the U.S. rules governing tender offers provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

[1] Capitalized terms used in this section and not defined herein shall have the meaning ascribed to them in the Section 15 headed "Definitions, Glossary and Documents on Display".

It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. shareholders may not be able to sue a Norwegian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a non-US Offeror to subject to a U.S. court's judgment.

The Consideration Shares described herein have not been and will not be registered in the United States under the U.S. Securities Act or under the laws of any State of the United States.

As used herein, "the United States" or "the US" means the United States of America, its territories and possessions, any state of the United States of America, and the District of Columbia.

Canada

Neither this Information Memorandum nor any copy of it may be taken or transmitted into Canada or distributed or redistributed in Canada or to any individual outside Canada who is a resident of Canada, except in compliance with applicable rules.

Japan

Neither this Information Memorandum nor any copy of it may be taken or transmitted into Japan or distributed or redistributed in Japan or to any resident thereof for the purpose of solicitation of subscription of offer for sale of any securities or in the contest where its distribution may be construed as such solicitation or offer.

Australia

The Offer is not being made directly or indirectly in or into and may not be accepted in or from Australia. Accordingly, if any copies of this Information Memorandum (and any accompanying documents) are mailed or otherwise distributed or sent in or into Australia, that action does not constitute an offer and any purported acceptance by or on behalf of an Australia resident will be invalid.

No Information Memorandum has been lodged with the Australian Securities & Investments Commission ("ASIC") and ASIC has not approved the Offer in Australia without a prospectus being lodged.

Table of contents

Appendices

This Information Memorandum has been produced in the English language only.

1 Summary

The following summary should be read in conjunction with, and is qualified in its entirety, by the more detailed information and the Appendices appearing elsewhere in this Information Memorandum. This summary is not complete and does not contain all the information that should be considered in connection with any decision relating to the shares in either Company.

Any decision to invest in the Shares should be based on consideration of the Information Memorandum as a whole by the investor, including the documents incorporated by reference and the risk of investing in the Shares as set out in Section 2 "Risk Factors".

This Information Memorandum has been prepared in the English language only. Norwegian investors should seek translating services before an investment decision be made.

Any claim relating to the information contained in this Information Memorandum brought before a Norwegian court of law, may lead to the plaintiff investor having to bear the costs of translating the Information Memorandum before the legal proceedings are initiated. Neither the Company nor any of its officers, directors or agents shall be subject to civil liability for summaries contained in this Information Memorandum. The Board of Directors has given a separate statement incorporated as section 3.1 in this Information Memorandum regarding the completeness of the Information Memorandum.

1.1 Description of Prosafe

1.1.1 Introduction

Prosafe ASA is the holding company of the Prosafe group which ranks as the world's leading owner and operator of semi-submersible accommodation/service rigs, and as a leading owner and operator of floating production and storage units outside the North Sea. As of 31 December 2005, Prosafe had revenues of US$ 295.3 million and 665 employees. It pursued operations during the year in the North Sea, South-East Asia, India, Egypt, West and North Africa and the Gulf of Mexico.

Prosafe operations are divided into Offshore Support Services and Floating Production, with eight accommodation/service rigs and eight Floating Production vessels.

Prosafe intends to strengthen and continue developing its leading positions in Offshore Support Services and Floating Production.

Following the acquisition of all Consafe Shares, the fleet within Offshore Support Services will be expanded by another four rigs.

1.1.2 History

Prosafe's history has been characterised by controlled and market-adapted growth over more than 30 years. The story began in 1972, when Morco Norge was awarded the drilling contract for the Ekofisk field. The years which followed witnessed a series of mergers, acquisitions and name changes.

Today's Prosafe was formed in 1997 when the platform drilling and technical services business units were demerged from Transocean as a separate company, which secured a stock market listing as Procon Offshore ASA. The Company later merged with Safe Offshore ASA and changed its name to Prosafe ASA. In line with its vision, the Company has consolidated the global market for semi-submersible accommodation/service rigs, and the Offshore Support Services business unit following the acquisition of Consafe will own 11 of the 17 available units.

Through the acquisition of Nortrans Offshore in 2001, Prosafe extended its activities to include the conversion, chartering and operation of floating production vessels. Nortrans Offshore was established in Singapore in 1985 and has acquired extensive experience of engineering, conversion, chartering and operation of floating production, storage and offloading (FPSO) and floating storage and offloading (FSO) vessels. The Company also have a large engineering department with long experience of developing tailored floating production solutions.

Prosafe refined its commercial portfolio in 2005 with the sale of the Drilling Services business unit. This disposal formed part of the Company's strategy for liberating managerial and financial resources in order to strengthen its commitment to Floating Production and Offshore Support Services.

1.1.3 Vision and Strategy

Prosafe's vision is to be a leading and innovative provider of technology and services in selected niches of the global oil and gas industry.

Following the sale of the Drilling Services business unit, Prosafe ranks as a focused international offshore company. The acquisition of Consafe is not expected to represent a change in the Company's goals or strategies.

Prosafe intends to strengthen and continue developing its leading positions in Offshore Support Services and Floating Production. In this context, it will consider investments in businesses and assets which could increase the rate of growth and the earnings potential within its core business.

Prosafe will retain a strong financial position to enable growth, combined with a competitive dividend policy.

1.1.4 Business description

Prosafe operations are divided into Offshore Support Services and Floating Production, with eight Support rigs and eight vessels related to Floating Production.

Offshore Support Services

Prosafe is the world's leading owner and operator of semi-submersible accommodation/service rigs. The Company's eight units operated in 2005 on bareboat charters in the Gulf of Mexico and on time charters in the North Sea, the Mediterranean, offshore West Africa and in the US Gulf. The business unit's head office is in Singapore.

After the acquisition of the Consafe shares, the business unit will be further strengthened with three semi-submersible rigs and one self elevating jack-up.

The Prosafe fleet consists of the following eight rigs;

- Safe Britannia
- Safe Caledonia
- Safe Lancia
- Jasminia
- Safe Regency
- Safe Scandinavia
- MSV Regalia
- Safe Hibernia

Five of Prosafe's rigs - Safe Britannia, Safe Hibernia, Safe Lancia, Jasminia and Safe Regency- are employed in the Gulf of Mexico under five-year bareboat charters from 2003 to 2008. The three remaining rigs are working under normal offshore accommodation contracts.

After the acquisition of the Consafe Shares, the fleet will be increased with by the following four rigs:

- Safe Astoria
- Safe Bristolia
- Safe Concordia
- Safe Esbjerg

Safe Astoria is operating on a time charter at the Yolla Field in the Bass Straight in Australia. The time-charter is expected to end medio June 2006.

Safe Esbjerg is operating for Mærsk on the Danish sector under a three year contract.

Safe Bristolia is still under conversion at the Yantai Raffles Shipyard, China, and is expected to be delivered from the yard in the beginning of June 2006. Safe Bristolia is committed to Samsung Sakhalin L.L.C. for an accommodation contract with duration through 2006 and 2007 and the charter is expected to commence 8 June 2006. Delayed delivery to Samsung is subject to liquidated damages of 96,000 US$/day.

Floating Production

Prosafe is a leading owner and operator of floating production, storage and offloading vessels (FPSOs) outside the North Sea. It currently operates a fleet of six FPSO/FSO vessels offshore Africa and Asia, and has two additional vessels under conversion to FPSOs during 2006. The business unit's head office is in Singapore. The core business of Floating Production is the design, engineering, conversion and operation of FPSO/FSO vessels.

The Prosafe fleet consists of the following FPSO's and FSO's:

- Abo FPSO
- Espoir Ivoirien
- Petroleo Nautipa
- Al Zaafarana
- Endeavor
- Madura Jaya
- M/T Ionikos/Tui
- M/T Apollo/Polvo

After a low level of activity in 2002-2004, with only two charter awards in Prosafe's priority areas, the level of activity increased substantially during 2005. Ten contracts for FPSO conversions were awarded in the West African, Asian and Brazilian regions. Demand drivers for FPSOs as a development concept are based on cost efficiency and integrated turnkey solutions for remote areas, as well as the desire by oil companies to reduce the time and cost of developments. FPSOs also represent a concept which provides opportunities for redeployment on new fields while cutting abandonment costs at the end of a field's producing life by comparison with fixed installations.

The award of the Polvo and Tui contracts demonstrates Prosafe's strong position in the market for converting and operating FPSOs outside the North Sea. Activity in the FPSO market is very high, and the Company is pursuing new tenders in addition to its two existing conversion projects. Prosafe worked throughout 2005 to expand in-house capacity in order to participate in the strong growth expected in the market. The Company is now well prepared for further expansion in terms of both operational and financial capacity.

1.1.5 Board of Directors, Senior Management and Employees

Board of Directors

The Board of Directors of Prosafe ASA consists of five members: Reidar Lund (Chairman), Christian Brinch (Deputy Chairman), Elin Nicolaisen, Ronny Johan Langeland and Anne Grethe Dalane.

For further information please see Section 9.3.2.

Management

The Management of Prosafe consists of Arne Austreid (President and CEO), Bjørn Henriksen (Executive Vice President and CFO), Roy Hallås (Executive Vice President Business Development), Robin Laird (President Offshore Support Services), and Hugh Parry (President Floating Production).

For further information please see Section 9.3.3.

Employees

As of the date of this Information Memorandum, Prosafe has 655 employees

For further information please see Section 9.5.

1.1.6 Advisors and Auditors

Legal counsel

The Company's legal counsel is Wikborg Rein & Co. in Norway.

Auditor

The Company's auditor is Ernst & Young in Stavanger, Norway.

For further information please see Section 10.5.

1.1.7 Major shareholders and related party transactions

Major shareholders

As of 2 June, 2006 the five largest shareholders in the Company were:

Shareholder	No. of shares	Percentage
JCE Group AB	4,247,487	10.9%
Morgan Stanley and Co. Intl. Limited	3,391,998	8.7%
State Street Bank & Clients Omnibus	3,305,741	8.5%
Folketrygdfondet	2,487,077	6.4%
JP Morgan Chase Bank S/A Escrow account	1,526,182	3.9%

For further information please refer to Section 11.7.

Related party transactions

The Company is not aware of any significant transactions with related parties.

1.2 Selected financial information

The following table sets out certain selected financial information of the Company for the years ended 31 December 2003, 2004 and 2005 and the first quarter ending 31 March 2006 and 2005.

1.2.1 Historical key financial information of Prosafe

The tables below presents a summary of the historical key financial information which has been derived from the Company's financial statements (including the notes thereto) as of and for the years ended 31 December 2005, 2004 and 2003, prepared in accordance with IFRS and NGAAP, in addition to the financial statements as of 31 March 2006 and 2005 prepared in accordance with IFRS.

Summary of profit and loss account

	1Q 2006	1Q 2005	2005	2004	2003
Operating revenues (US$ mill.)	75.1	64.9	295.3	257.6	413.0
EBITDA (US$ mill.)	43.4	31.2	150.9	135.6	119.0
Operating profit (US$ mill.)	31.6	18.9	103.6	84.5	56.5
Net profit (US$ mill.)	30.7	14.7	46.4	70.2	21.2
Net profit adjusted (US$ mill.)[2]			79.9	70.2	21.2
Earnings per share (US$ mill.)	0.90	0.43	1.36	2.06	0.63
Earnings per share adjusted (US$)			2.35	2.06	0.63
Ordinary dividend per share (US$)	-	-	5.50	5.00	4.00
Special dividend per share (NOK)	-	-	-	6.00	6.00
Average US$/NOK exchange rate	6.58	6.33	6.44	6.72	7.04

[2] Not including gains from sale of PDS and deferred tax on the transport of rigs

Balance sheet summary

	1Q 2006	1Q 2005	2005	2004	2003
Total assets (US$ mill.)	1,123.2	986.2	1,060.7	981.4	975.1
Working capital (US$ mill.)			272.5	117.2	87.6
Cash and deposits (US$ mill.)	218.8	146.1	303.6	121.6	101.2
Interest-bearing debt (US$ mill.)			390.9	410.2	410.6
Net interest-bearing debt (US$ mill.)	165.3	259.4	87.3	288.6	309.4
Book equity (US$ mill.)	465.3	464.4	435.0	448.6	418.7
Gearing			0.20	0.64	0.74
Interest cover			8.57	7.49	6.47
US$/NOK exchange rate	6.58	6.33	6.77	6.04	6.68

1.2.2 Pro forma financial figures

The following table sets forth summary pro forma financial data for the year ended 31 December 2005 in addition to the first quarter ended 31 March 2006. The summary pro forma financial data have been derived from the consolidated financial statements, adjusted to illustrate the effect on the Company's consolidated results due to the acquisition of Consafe in 2006, as if the acquisition had occurred on 1 January 2005.

The pro forma financial information does not reflect the Company's actual financial position or results, and is not necessarily indicative of the results that would have been attained if the Company's acquisition of Consafe had occurred on 1 January 2005.

Basis for preparation

The pro forma financial information has been prepared based on the following assumptions and adjustments:

- The pro forma financial information has been prepared assuming that the Company's acquisition of Consafe was undertaken on 1 January 2005 and that Consafe was consolidated on a 100% basis from this date; and
- The pro forma financial information has been prepared based on the Company's historical IFRS financial statements as adjusted for the acquisition in the manner described above.

Profit and loss account

(US$ million)	Q1 2006	2005
Operating revenues	91.8	330.9
Operating expenses	-43.0	-175.1
Operating profit before depreciation	**48.8**	**155.8**
Depreciation	-14.2	-51.8
Operating profit	**34.6**	**104.0**
Interest income	1.6	5.4
Interest expenses	-7.4	-21.4
Other financial items	5.2	0.6
Net financial items	**-0.6**	**-15.4**
Profit before taxes	**34.0**	**88.6**
Taxes	-0.8	-127.7
Net profit continuing operations	**33.2**	**-39.1**
Net profit discontinuing operations	**0.0**	**81.5**
Net profit	**33.2**	**42.4**

Balance sheet

(US$ million)	3/31/2006	12/31/2005
Goodwill	402.6	402.6
Rigs	677.0	678.1
Ships	354.6	203.8
Other fixed assets	68.4	67.2
Total fixed assets	**1,502.6**	**1,351.7**
Cash and deposits	242.7	333.4
Other current assets	61.8	61.9
Total current assets	**304.5**	**395.3**
Total assets	**1,807.1**	**1,747.0**
Share capital	64.7	64.7
Other equity	932.0	899.2
Total equity	**996.7**	**963.9**
Interest-free long-term liabilities	123.2	120.5
Interest-bearing long-term debt	486.3	504.0
Total long-term liabilities	**609.5**	**624.5**
Dividends payable	0.0	30.2
Other interest-free current liabilities	164.1	100.5
Current portion of long-term debt	36.8	27.9
Total current liabilities	**200.9**	**158.6**
Total equity and liabilities	**1,807.1**	**1,747.0**

1.3 The Offer

1.3.1 Purpose and background for the Offer

On 3 May 2006, Prosafe announced an agreement entered into with J. Christer Ericsson and associated companies ("JCE") for the acquisition of 13,435,450 shares in Consafe, representing 48.353% of the Consafe Shares for shares in Prosafe at the Exchange Ratio of 1:0.354.

The agreement with JCE was entered into on condition that (i) the Buyer and Sellers completing satisfactory financial, legal and technical due diligence reviews of Consafe and the Buyer respectively within 24 May 2006, (ii) the financial advisors of the Buyer issues fairness opinions in respect of the exchange ratio of the Consafe Shares and the Consideration Shares on the basis of the valuation of Consafe and the Buyer, (iii) any required regulatory consents having been obtained on terms and conditions acceptable to the Buyer, (iv) the general meeting of the shareholders of the Buyer resolves to authorize the Board to issue the Consideration Shares within 31 May 2006, (v) the consideration for the acquisition of the Sellers' Shares and the balance of the Consafe Shares can be lawfully completed through the issue of the Consideration Shares and that no cash offer has to be made as a matter of law, (vi) neither the JCE nor the Sellers have breached this Agreement, (vii) no event has occurred which may be deemed by the Buyer to have a material adverse effect on Consafe or the Consafe Shares.

The Offer implies that the Board of Prosafe must resolve the necessary share issues in accordance with the resolution by the General Meeting. In accordance with the JCE agreement, the share capital was increased on 1 June 2006 by NOK 47,561,490 from NOK 341,168,850 to NOK 388,730,340 through issuance of 4,756,149 Shares with par value of NOK 10 per Share. It is expected that the Board will resolve the necessary share issue in respect of the Accepting Shareholders immediately after completion of the Offer Period. Notification concerning the resolution will be disclosed on www. newsweb.no under the ticker code "PRS".

In accordance with the agreement with JCE, and Consafe on 9 May 2006 entered into the Offer Agreement, regulating the terms for the Offer. Disclosure notices sent by Prosafe on the 3, 10 and 26 May and 1 June, confirm that the conditions (i), (ii), (iv) and (effectively) (vi) above have been met. Fulfillment or waiver of the remaining conditions will be communicated through the Oslo Børs information system www.newsweb.no under the Company's ticker Code "PRS" as soon as possible or by 30 June 2006 at the latest.

An acquisition of Consafe confirms Prosafe's communicated strategy of consolidating the market for semi-submersible accommodation/service rigs. A combination with Consafe would secure the Company an effective geographical distribution of units, and significantly increase the capacity to serve a growing market. Demand primarily relates to the installation and production phases of an oil field. Market development is late cyclic, and has traditionally followed the fluctuations of drilling and seismic with some delay. The current high drilling activity is expected to increase the number of field developments, and result in continued growth in demand for accommodation and service rigs.

In addition, Prosafe expects to achieve operational and administrative synergies, e.g. within business development, insurance, finance and procurement. In a longer term, the Company would take further advantage of extensive operational experience and market knowledge from the growing markets in Asia and West Africa.

1.3.2 The Offer

As part of the agreement with J. Christer Ericsson, Prosafe is obliged (subject to certain conditions) to set forth a corresponding voluntary offer to all other shareholders of Consafe. The Offer is made to all Consafe shareholders and has been sent to all shareholders with known addresses appearing in the shareholder register in the VPS as of 6 June 2006 except for Consafe shareholders in jurisdictions where this Information Memorandum may not be lawfully distributed. The offer to acquire the Consafe Shares is not subject to mandatory offer bid regulation in Norway or Sweden, and Prosafe has implicitly conditioned the Offer upon no such regulation coming into force with effect for the Offer prior to completion of the Offer.

Prosafe hereby offers to acquire all Consafe Shares not already owned by Prosafe with settlement in Prosafe Shares. Accepting Shareholders will receive 0.354 Consideration Shares for each Consafe share. Further details of the Consideration Shares are provided in Sections 5 and 11 below.

1.3.3 Acceptance Period

The Acceptance Period for the Offer will commence on 7 June 2006 and expire on 19 June 2006 at 16:00 hours (CET). The Company and the Manager reserves the right to extend the Acceptance Period at any time at their own discretion. If the Company decide to extend the Acceptance Period a press release will be posted through Oslo Børs' information system. If the Acceptance Period is extended the other dates referred to herein may be changed accordingly.

1.3.4 Acceptance Office/Receiving Agent

Acceptance can only be made by submitting a correctly completed Acceptance Form to the Manager during the Acceptance Period. Acceptances must be made on the Acceptance Form attached as Appendix 4 hereto.

The Acceptance office for the Offer is:

Pareto Securities ASA
Dronning Mauds gate 3
P.O. box 1411 Vika
N-0115 Oslo
Norway
www.pareto.no
Facsimile: + 47 22 87 87 10
Telephone: +47 22 87 87 00

1.3.5 -Summary of terms and time table

An overview of the terms and the time table for the Offer is set out below:

Acceptance period:	From and including 7 June to and including 19 June 2006 at 16:00 hours.
Settlement date:	On or about 23 June 2006
Listing of new shares on Oslo Børs:	On or about 26 June 2006

1.3.6 Listing of Consideration Shares

The new Shares issued under the JCE agreement, e.i. 4,756,149 Shares representing an increase of the share capital of Prosafe by NOK 47,561,490 to NOK 388,730,340 was completed on 1 June 2006. Through this agreement Prosafe acquired 13,435,450 Consafe Shares, equalling 48.353% of the total issued share capital of Consafe.

Accepting Shareholders will receive 0.354 Prosafe Shares per Consafe Share held. Uneven numbers will be rounded up to the nearest whole share. Based on the current shareholder structure the estimated number of Shares to be listed (in addition to the Shares issued under the JCE agreement) is if all Consafe Shareholders accept the offer is approximately 5,080,940. As the shareholder structure may change between the issuance of the Information Memorandum and the expiration of the Acceptance Period the Company has added a margin of 911 new Shares and accordingly the total number of Consideration Shares to be listed under this prospectus (including the JCE Shares) may be up to 9,838,000. This number sufficiently takes into consideration the number of shares necessary to settle the acceptances by Consafe Shareholders by rounding up all uneven numbers of shares owed to the Consafe Shareholders with the exchange rate of 1:0.354.

If 9,838,000 shares are issued the share capital of Prosafe will be NOK 439,548,850 comprising 43,954,885 Shares with a par value of NOK 10 per Share. The final number of new Shares to be issued will be informed through the Oslo Børs information system; www.newsweb.no as soon as possible after completion of the Acceptance Period

1.4 Summary of Risk factors

Below is a brief summary of some of the most relevant risk factors described in section 2 "Risk factors". The risks described in section 2 are not exhaustive, and other risks not discussed herein may also adversely affect the Company. Prospective investors should consider carefully the information contained in this Information Memorandum and make an independent evaluation before making and investment decision.

Strategic risk

The bulk of Prosafe's activities are centred around the production and maintenance phase on an oil field. Traditionally, this represents the part of the value chain which is most robust in relation to oil price variations and associated fluctuations in the pace of oil company investment and development.

Prosafe has operations in all the world's most important offshore regions, so that the Company's risk is also substantially diversified in geographical terms.

Operational risk

Operational risk comprise insurance, accidents, requisition, arrest etc. of the vessels, project risk, conversion risk, credit assessment of customers and suppliers and the field's expected production profile and reservoir risk. In the event that any of the risks discussed occurs, the financial results may suffer as a consequence.

Financial risk

Financial risk comprises interest rate risk, currency risk and liquidity risk. Prosafe's interest bearing debt totalled US$ 384 million at 31 March 2006. Interest on debt is in principle floating, but has been hedged through the use of interest rate swap agreements and interest rate collars, which have the financial effect of converting loans from variable to fixed interest rates.

Prosafe has compiled its accounts in US$ from January 2004. As Prosafe has US$ as its functional currency, currency risks arise when the cash flows and balance sheet items are denominated in a currency other than US$. Debt and interest expenses in currencies other than US$ are currency-hedged on a continuous basis against the US$. The hedging takes form of liquidity reserves and financial instruments.

Under existing credit agreements, Prosafe is required to maintain a minimum liquidity reserve of US$ 40 million. Prosafe makes active use of a system for planning and forecasting the development of its liquidity, and utilises scenario analyses to secure stable and sound development in order to be able to fulfil future cash payment obligations.

Market risk

Market risk comprises of oil price risk, country/political risk and competitive position.

Since it is largely dictated by oil price trends, the level of activity in the oil and gas industry has historically been cyclical. Low oil prices typically lead to a reduction in exploration drilling as oil companies scale down their investment budgets.

Country/political risk, included changes in the legislative and fiscal framework governing the activities of oil companies, involves factors which are relevant when operating globally. In many of the areas where Prosafe has potential business partners and where the vessels may be located there is political instability.

The competitive position, through changes in demand and supply, is the most important factor affecting the Company's result.

1.5 Additional Information

1.5.1 Share Capital and shareholder matters

Prosafe is a Norwegian public limited liability company with registration number NO 977 356 059.

The Company's registered share capital is NOK 388,730,340 divided into 38,873,034 Shares each with a nominal value of NOK 10.00, fully paid.

Assuming full acceptance of all remaining Consafe Shares not previously owned by Prosafe, Prosafe's share capital will increase by NOK 98,380,000, corresponding to 9,838,000 shares.

All issued Shares in the Company are vested with equal shareholder rights in all respects. There is only one class of shares issued and all Shares are freely transferable.

See Section 11 "Share Capital and Shareholder Matters" for a further description of the Company's authorized and issued share capital.

The Prosafe Shares are registered with VPS under the International Securities Identification Number (ISIN) NO 000 3074809. The registrar for the shares is DnB NOR Bank ASA. Prosafe's Shares are listed on Oslo Børs and traded under the ticker code "PRS".

1.5.2 Articles of Association

The Articles of Association of Prosafe are included as Appendix 1 to this Information Memorandum.

The Company's object according to its articles is the development, marketing and sale of electronic components, cf. Article 3. The Company has one class of shares. The Board of Directors consists of five members.

1.5.3 Documents on display

The following documents (or copies thereof) may be inspected at www.prosafe.com:

i. the Articles of Associations of the Company;

ii. historical financial information including auditor's report for the financial years ending 31 December 2005, 31 December 2004 and 31 December 2003 and;

iii. stock exchange notices, including quarterly reports, distributed by the Company through Oslo Børs' information system.

The following documents (or copies thereof) may be inspected at www.consafeoffshore.com:

iv. the Articles of Associations of Consafe;

v. historical financial information including auditor's report for the financial years ending 31 December 2005, 30 June 2004 and 30 June 2003 and;

vi. stock exchange notices, including quarterly reports, distributed by Consafe through Oslo Børs' information system.

1.5.4 Third party statements

The information in this Information Memorandum that has been sourced from third parties has been accurately reproduced and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

2 Risk Factors

Prospective investors should carefully consider the following risk factors, in addition to the other information presented in this Information Memorandum, before making an investment decision. The risks discussed below are not the only ones that may affect the Company's business or the value of the Company's securities. Additional risks, not presently known to the Company or risks currently considered immaterial by the Company, may also impair the business operations and prospects of the Company. If any of the following risks occur, potential investors could lose the entire value of their investment in the Company's securities.

The Risk Factors discussed below address the risks connected with an investment in Prosafe prior to the acquisition of Consafe and risks connected with Consafe wherever applicable.

2.1 Strategic risk

2.1.1 Prosafe's position in the value chain

The bulk of Prosafe's activities are centred on the production and maintenance phase of an oil field. Traditionally, this represents the part of the value chain which is most robust in relation to oil price variations and associated fluctuations in the pace of oil company investment and development. Prosafe's strategic focus should secure the company a stable revenue flow combined with growth opportunities in selected niches, even at times of volatile oil prices. The Company will also seek at all times to have a portfolio comprising long, medium-term and short contracts, which confers stability and predictability combined with a potential for increased earnings through market fluctuations and new growth. Prosafe has operations in all the world's most important offshore regions, so that the Company's risk is also substantially diversified in geographical terms.

2.2 Transaction risk

The Offer is subject to several conditions which need to be waived by the Offeror or completed on or before completion of the Offer. These conditions include required regulatory consents having been obtained on terms and conditions acceptable to the Offeror; the consideration for the acquisition of shares pursuant to the agreement with JCE and the balance of the Consafe Shares can be lawfully completed through issue of the Consideration Shares and that no cash offer has to be made as a matter of law; neither the agreement with JCE nor the agreement with Consafe has been breached; no event has occurred which may be deemed by the Offeror to have a material adverse effect on Consafe or the Consafe Shares and the Offer is not and does not become subject to mandatory take-over regulation under Norwegian or Swedish law prior to completion of the Offer which would lead to Prosafe having to make a cash-offer or settle the Offer by any other means than on the conditions in this Information Memorandum.

In accordance with the information provided by the legislators in Sweden and Norway, the Company views the risk of such mandatory take-over rules to be implemented with effect for the Offer to be small.

Should any of the above conditions not be met or waived Prosafe will not be obligated to complete the Offer.

If Prosafe does not acquire at least 90% of the Consafe Shares through the Offer, neither Prosafe nor the Consafe shareholders may require compulsory acquisition. If Prosafe receives less than 90% of the Consafe Shares, the remaining shareholders in Consafe may accordingly have few exit options and an illiquid share as a result of this Offer.

2.3 Operational risk

2.3.1 Insurances

Operational risks can cause injury to personnel, damage to equipment and accidental discharges/emissions to the natural environment. Avoiding harm to personnel and equipment as well as accidental discharges/emissions represents a clear target.

Prosafe primarily aims to cover insurance-related risk as fully as possible through insurance policies, to the extent that such cover is available and reasonably priced. Prosafe's insurance policies provide cover against injury to crew, damage to its vessels, loss of revenue, third-party liability, and personnel cover for employees relating to accident, death, disability and pension.

The existing cover under hull and machinery and loss-of-hire policies for vessel loss or damage is related to the vessel's estimated market value and the value of the individual charter respectively, so that the impact of a possible loss on results is minimised. Prosafe has also taken out war risks insurance to cover physical damage and liability arising from war and terrorist actions.

Prosafe aims to cover insurance related risk as fully as possible. However, it is not possible to insure against all applicable risks and liabilities. For instance, under some contracts the Company will have unlimited liability for losses caused by its own gross negligence, whereas such liability in general will not be covered by the Company's insurance policies.

2.3.2 Accidents

Some of Prosafe's vessels and rigs are working in harsh environments. There are several factors that can contribute to an accident including, but not limited to, human errors, weather conditions, faulty constructions etc.

2.3.3 Requisition, arrest etc. of the vessels and rigs

The vessels and rigs could be requisitioned by a government in the case of war or other emergencies or become subject to arrest. This could significantly and adversely affect the earnings of the relevant unit.

2.3.4 Project risk

In line with industry practice, a contract will normally contain clauses which could give the customer a right of early cancellation under specified conditions. However, Prosafe is, by having a strict policy on termination risk, doing their outmost to reduce this risk to a minimum.

The contracts in the Gulf of Mexico contain cancellation clauses which allows the ultimate customer to cancel the agreements at 30 days notice without compensation if the Mexican authorities annul financing for the project. These clauses reflect the crisis in Mexico during the 1980s, and Prosafe takes the view that a cancellation based on the clauses is unlikely, unless the Mexican economy suffers another deep and lengthy crisis. Prosafe does not regard this as a realistic scenario, given the high present and planned levels of activity in the Gulf of Mexico, and the importance of oil production for Mexican economic development.

2.3.5 Conversion risk

Conversion risk embraces the possibility of cost overruns and delays. Managing this type of risk is a key part of Prosafe's core competence. The Company's growth ambitions are aligned to the organisation's ability to ensure a controlled and cost-effective implementation of conversion projects.

Prosafe has two vessels – M/T Apollo and M/T Ionikos - under conversion to FPSOs during 2006. There is an inherent risk that such conversion projects entail the possibility of cost overruns and/or delays.

Redelivery of Consafe's rig Safe Bristolia from the Yantai Raffles Shipyard has been delayed and is now estimated to take place in early June 2006. Consafe is committed to deliver the rig to Samsung in Pusan no later than 8 June 2006. If delivery is delayed beyond this date, liquidated damages equal to US$ 96,000 per day will accrue.

2.3.6 Credit assessment of customers and suppliers

Prosafe attempts as far as reasonable to reduce credit risk via parent company or bank guarantees.

2.3.7 The field's expected production profile and reservoir risk

Until now, Prosafe has only concluded charters based on fixed day rates for a firm period, independent of both oil price variations and production volumes. Such charters also contain compensation clauses in the event of early cancellation, thereby safeguarding Prosafe's investment and expected earnings.

2.4 Financial risk

2.4.1 Interest rate risk

Prosafe's interest bearing debt totalled US$ 384 million at 31 March 2006. Interest on debt is in principle floating, but has been hedged through the use of interest rate swap agreements and interest rate collars, which have the financial effect of converting loans from variable to fixed interest rates. Interest swaps allow Prosafe to raise long-term loans at variable interest rates and convert these loans to fixed interest rates at a lower rate than if the borrowing had taken place directly at a fixed interest rate.

The proportion hedged will normally lie between 50 and 75% for all loan terms. The average interest cost in 2005 was 4.7%.

Assuming an average interest-bearing debt of US$ 400 million and a hedged proportion of 60%, a rise of one percentage point in interest rates would increase annual interest expenses by US$ 1.6 million before tax.

2.4.2 Currency risk

Prosafe has compiled its accounts in US$ from January 2004. As Prosafe has US$ as its functional currency, currency risks arise when the cash flows and balance sheet items are denominated in a currency other than US$.

In normal operation, the Company will mainly have a currency exposure to GBP, NOK and SGD.

Debt and interest expenses in currencies other than US$ are currency-hedged on a continuous basis against the US$. The hedging takes form of liquidity reserves and financial instruments.

The bulk of the Company's net cash flow from operations will be currency-hedged using forward contracts within a time horizon of 12-18 months. Factors such as currency exposure in the balance sheet and tax calculations will also be taken into account to the extent that they are affected by exchange rate changes.

Both rigs and vessels belonging to the Company are valued, traded and financed in US$. Investments such as upgrading and conversion of rigs and vessels will primarily be in US$. To the extent that such investments are denominated in currencies other than US$, the cash flow will be hedged with the aid of currency forward contracts.

Assuming a net annual requirement for GBP, SGD and NOK corresponding to US$ 60 million, a 10% weakening of the US$ against the GBP, SGD and NOK will increase operating expenses by US$ 6 million before the effect of currency hedging is taken into account.

2.4.3 Liquidity risk

Under existing credit agreements, Prosafe is required to maintain a minimum liquidity reserve of US$ 40 million. Prosafe makes active use of a system for planning and forecasting the development of its liquidity, and utilises scenario analyses to secure stable and sound development in order to be able to fulfil future cash payment obligations.

2.5 Market risk

2.5.1 Oil price risk

Since it is largely dictated by oil price trends, the level of activity in the oil and gas industry has historically been cyclical. Low oil prices typically lead to a reduction in exploration drilling as oil companies scale down their investment budgets.

Prosafe's activity level has traditionally been relative robust in relation to oil price fluctuations because the Company's operations generally focus on the production and maintenance phase of an oil field, in combination with dayrate charters which can be of long duration. However, the Company could be influenced by a persistently low oil price which, over time, might cause field developments to be postponed and thereby affect demand for new FPSOs or service rigs to carry out installation and hook-up work. Correspondingly, the value of the existing units may fluctuate as the market turns and the rates get lower. This could mean an adverse impact on the financial position of Prosafe.

2.5.2 Country/political risk

Country/political risk, including changes in legislative and fiscal framework governing the activities of oil companies, involves factors which are relevant when operating globally. In many of the areas where Prosafe has potential business partners and where the units may be located there is political instability.

Prosafe primarily seeks to secure guarantees and payment in US$ to reputable banks in politically stable countries. The Company's units also operate far out at sea, and would not necessarily be affected by possible internal disturbances in a country. However, such disturbances could result in a substantial loss of revenue.

2.5.3 Risk of war, other armed conflicts and terrorist attacks

The war in Iraq, military tension involving North Korea, the terrorist attacks of 11 September 2001 and subsequent terrorist attacks and unrest, as well as epidemics, has caused instability in the world's financial and commercial markets. This has in turn significantly increased political and economic instability in some of the geographic areas in which the Company operates and contributed to high levels of volatility in prices. This continuing instability as well as threats of war or armed conflicts elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in prices. In addition, acts of terrorism and threats of armed conflicts in or around various areas in which the Company operates could limit or disrupt the Company's markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on the Company or its markets may significantly affect the Company's business and results of operations in the future.

2.5.4 Competitive position

The competitive position, through changes in demand and supply, is the most important factor affecting the Company's result.

In Offshore Support Services, the Company competes in a global market for accommodation/service rigs. Prosafe faces competition in shallow and calm waters internationally from jack-ups and barges, while its vessels are technical and safety leaders in harsh environments. Demand for the Company's rigs is global, and includes Africa, Asia, the Mediterranean and Brazil in addition to the traditional North Sea and Mexican markets.

Floating Production operates in an expanding, but fragmented industry. After a period with few contract awards in 2003-04, the market reversed in early 2005 and demand rose substantially. Based in part on today's substantial drilling programmes, the Company expects this high level of activity to persist in coming years.

Prosafe's business is based largely on fixed dayrate contracts, with compensation independent of oil prices and production volumes.

2.5.5 Risks inherent in doing business abroad

The Company derives a substantial portion of its revenues from the operation of its fleet outside such known jurisdictions as West Africa, the Mediterranean, the North Sea and in the US Gulf. As a result, the Company is subject to certain political, economical and other risks inherent in doing business abroad. The Company also faces the additional risk of currency value fluctuations, hard currency shortages, controls of currency exchange and repatriation of income or capital. In addition, the Company cannot predict whether governments of the countries in whose territories it operates, or the regulators of international offshore will enact new legislation in the future that could restrict or impair its operations in such areas which for instance could be relevant for technical and safety requirements, including age and double hull requirements.

3 Responsibility Statements

3.1 Statement from the Board of Directors of Prosafe ASA

This Information Memorandum has been prepared by the Company to provide information to shareholders of the Company and shareholders in Consafe in connection with the Offer and the application for Listing of the Consideration Shares in the Company on Oslo Børs.

The Board of Directors of the Company confirms that, after having taken all reasonable care to ensure that such is the case, the information contained in the Information Memorandum is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Where information found in this Information Memorandum has been sourced from a third party such information has been accurately reproduced and as far as the Board of Directors is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. The sources of such information are individually identified in this document where such information is presented.

Oslo, 6 June 2006

The Board of Directors of Prosafe ASA

Christian Brinch (Deputy Chairman)	Reidar Lund (Chairman of the Board of Directors)	Elin Nicolaisen
Ronny Johan Langeland		Anne Grethe Dalane

3.2 Statement from the Manager

Pareto Securities ASA, as sole Manager in connection with the Offer and the application for Listing, at the request of, and with the co-operation of, the Board of Directors and management of Prosafe, has prepared this Information Memorandum. The assistance with regard to the preparation of the Information Memorandum has been based on: (i) publicly available information, (ii) discussions with the Board of Directors and management of Prosafe who have also reviewed the Information Memorandum and verified the accuracy and completeness thereof in a separate statement to the Manager, (iii) financial due diligence conducted by the Independent Financial Advisor to the Manager, and (iv) legal due diligence investigations conducted by the Legal Advisor to the Manager and Prosafe.

Based upon such information, the Manager has endeavoured to assist Prosafe to provide as accurate and complete presentation of the Company that is possible.

On the basis of the above, the Manager can not accept any legal or financial liability for the completeness or accuracy of this Information Memorandum.

As of 6 2006, Pareto Securities ASA and its employees holds no Shares in Prosafe.

Oslo, 6 June 2006

Pareto Securities ASA

3.3 Statement from the legal advisor to the Company and the Manager

Wikborg Rein & Co. has acted as Norwegian legal advisor to the Company and the Manager in connection with the Offer and the application for Listing described in this Information Memorandum.

We have conducted a legal due diligence review of Prosafe on request of the Manager. Our due diligence review has been limited to matters of Norwegian law, and has not covered tax, fiscal, technical, financial or commercial matters.

We have reviewed the information regarding Norwegian legal matters contained in Chapter 5 (The Offer), Chapter 11 (Share Capital and Shareholder Matters), Chapter 12 (Legal Matters) and Chapter 14 (Tax Issues) of this Information Memorandum. On the basis of the information presented to us, it is our view that the said chapters give a fair and balanced description of the Norwegian legal matters described therein.

Our statement is limited to the above and does not extend to the content of other chapters of the Information Memorandum or to any descriptions of commercial, financial, accounting or technical matters contained in the Information Memorandum. Our statement is limited to matters of Norwegian law.

Oslo/Bergen 6 June 2006

Wikborg Rein & Co.

4 Background for the Offer

On 3 May 2006, Prosafe announced an agreement entered into with JCE for the acquisition of 13,435,450 shares in Consafe, representing 48.353% of the shares issued by Consafe for Prosafe Shares at the Exchange Ratio (1:0.354).

The agreement with JCE was entered into on condition that (i) the Buyer and Sellers completing satisfactory financial, legal and technical due diligence reviews of Consafe and the Buyer respectively within 24 May 2006, (ii) the financial advisors of the Buyer issues fairness opinions in respect of the exchange ratio of the Consafe Shares and the Consideration Shares on the basis of the valuation of Consafe and the Buyer, (iii) any required regulatory consents having been obtained on terms and conditions acceptable to the Buyer, (iv) the general meeting of the shareholders of the Buyer resolves to authorize the Board to issue the Consideration Shares within 31 May 2006, (v) the consideration for the acquisition of the Sellers' Shares and the balance of the Consafe Shares can be lawfully completed through the issue of the Consideration Shares and that no cash offer has to be made as a matter of law, (vi) neither the JCE nor the Sellers have breached this Agreement, (vii) no event has occurred which may be deemed by the Buyer to have a material adverse effect on Consafe or the Consafe Shares.

The Offer implies that the Board of Prosafe must resolve the necessary share issues in accordance with the resolution by the General Meeting. In accordance with the JCE agreement, the share capital was increased on 1 June 2006 by NOK 47,561,490 from NOK 341,168,850 to NOK 388,730,340 through issuance of 4,756,149 Shares with par value of NOK 10 per Share. It is expected that the Board will resolve the necessary share issue in respect of the Accepting Shareholders immediately after completion of the Offer Period. Notification concerning the resolution will be disclosed on www. newsweb.no under the ticker code "PRS".

In accordance with the agreement with JCE, Consafe entered into the Offer Agreement on 9 May 2006, regulating the terms for the Offer. Disclosure notices sent by Prosafe on the 3, 10 and 26 May and 1 June, confirm that the conditions (i), (ii), (iv) and (effectively) (vi) above have been met. Fulfillment or waiver of the remaining conditions will be communicated through the Oslo Børs information system www.newsweb.no under the Company's ticker Code "PRS" as soon as possible or by the 30th of June 2006 at the latest.

The acquisition of Consafe Shares represents an important element in Prosafe's communicated strategy of consolidating the semi submersible accommodation- and service rig market and will cement the Company's leading position. Growing demand in new regions like Asia, West-Africa, and the USA, as well as increased utilisation of units in combinations with other floaters, have resulted in a tighter market. This growth is increasing, and is connected to a development of a late cyclical market, which traditionally, with some delay, has followed the fluctuations in areas such as exploration drilling and seismic activities.

Based on the current high drilling activity, the Board of Directors expects an increased number of field developments, which gives rise for continued growth in the market for advanced accommodation- and service rigs. The acquisition of Consafe will provide Prosafe with an efficient geographic spread of the units, and considerable improved capacity to serve the growing market.

In addition to synergies related to the Company's market position, Prosafe will benefit from operational synergies, such as business development, insurance, finance and procurement. The Board of Directors of Prosafe expects that the transaction, in combination with total synergies, will enhance shareholders' values.

In the long term, the Company will take advantage of Consafe's operational experience and market knowledge, particularly with regard to emerging markets in Asia and West-Africa. The acquisition of Consafe will further enhance Prosafe's focus on Floating Production.

5 The Offer

This section provides a more detailed description of the Offer. This Information Memorandum serves the purpose of being an Offer to acquire all outstanding and issued shares in Consafe. This Offer is made to all Consafe shareholders and has been sent to all such shareholders with known addresses appearing in the shareholder register in the VPS as of 6 June 2006 except for Consafe shareholders in jurisdictions where this Information Memorandum may not be lawfully distributed.

5.1 The Offeror

Prosafe is a Norwegian public limited company with organisation number 977 356 059 with its registered and business address at Nedre Holmegate 30-34, 4006 Stavanger, Norway with telephone number + 47 51 64 25 00. Prosafe is incorporated and domiciled in Norway.

Prosafe is the world's leading owner and operator of semi-submersible/accommodation service rigs and a major owner and operator of floating production and storage vessels outside the North Sea. The Company is listed on Oslo Børs under ticker code "PRS". Information concerning Prosafe is found on www.newsweb.no under the company ticker code, in addition to the information provided on Prosafe's web-site at www.prosafe.com.

Following implementation of the agreement with JCE on 1 June 2006 (see section 5.4 below), Prosafe owns 13,435,450 Consafe Shares, equalling approximately 48.353 % of the total share capital of Consafe.

5.2 Consafe

Consafe is a Swedish public limited liability company with Swedish registration number 556604-4771 with its registered address at Redegatan 1, P.O. Box 12219, SE-402 42 Gothenburg, Sweden.

Consafe owns, markets and operates a fleet of accommodation and construction support service vessels to the international offshore oil & gas market. Consafe is listed on Oslo Børs under the ticker code "CONSA". Information concerning Consafe is available on www.newsweb.no under the companys ticker code and on the company's web-site at www.consafeoffshore.com.

There are currently 27,786,269 Consafe Shares issued and listed on Oslo Børs. As per 6 June 2006 there are 1,651 shareholders registered in the VPS whereof 72 with a registered address outside Norway.

5.3 The Offer

Prosafe hereby offers to acquire all Consafe Shares not already owned by Prosafe with settlement in Prosafe Shares. Accepting Shareholders receive 0.354 new Prosafe Shares for each Consafe Share. The further details of the Consideration Shares are provided in Section 5.6 below.

Prosafe will not acquire any shares in Consafe outside this Offer.

The offer to acquire all issued Consafe Shares is currently not subject to mandatory offer-bid regulation under Norwegian or Swedish law. There are, however, new regulations which will come into force in Sweden on 1 July 2006, which will lead to a mandatory offer obligation if an investor acquires more than 30% of a Swedish company listed or traded on an authorised market in the EEA. The Offeror has implicitly conditioned this offer on no such obligations being applicable to this Offer (see section 5.3.3) below. If Prosafe acquires at least 90% of the Consafe Shares, Prosafe as well as remaining Consafe shareholders may require compulsory acquisition. If Prosafe receives less than 90 % of the Consafe Shares, the remaining shareholders in Consafe may accordingly have few exit options and an illiquid share as a result of this Offer.

The Board of Directors of Consafe has recommended to the Consafe shareholders to accept the Offer. The statement is included in this Information Memorandum in Section 6.

5.3.1 The Exchange Ratio - Consideration Shares

Prosafe offers 0.354 shares in Prosafe in exchange for each share in Consafe. In the event that the calculation of the Consideration Shares does not equal whole shares, the number of Consideration Shares will be rounded up to the nearest whole share in Prosafe.

The Exchange Ratio has been stipulated after negotiations between Prosafe on the one side and JCE on the other side. However, the underlying values of the companies have been discussed carefully by the Board of Directors and the management of Prosafe. When agreeing to the proposed Exchange Ratio, due consideration has been made of the asset value of each group, executed customer contracts including duration thereof and options, contractual coverage and positioning in the relevant markets, tax positions, market outlook on short and long term, the organisations of the groups, possible synergies, Prosafe's business goals and strategic gain.

The rights of the Consideration Shares will in all respects equal those of the existing Prosafe Shares from the time of registration of the share capital increase in the Norwegian Register of Business Enterprises ("Foretaksregisteret") and in the VPS. The Consideration Shares will be entitled to dividends decided by a shareholder's meeting after such registration of the share capital increase.

5.3.2 Acceptance Period

The Offer Period starts on 7 June and ends on 19 June 2006 at16:00 hours CET.

The Company and the Manager reserve the right to extend the Acceptance Period at any time at their own discretion with up to two weeks, one or several times. The Acceptance Period will in no event be extended beyond 31 July 2006.

If the Company decides to extend the Acceptance Period, a press release will be posted through Oslo Børs' information system. If the Acceptance Period is extended, the other dates referred to herein may be changed accordingly and received Acceptance Forms will remain binding and irrevocable for the length of the extension.

5.3.3 Conditions to the Offer

The acquisition of the Consafe Shares pursuant to this Offer is subject to confirmation by the Offeror of satisfaction or waiver of the following remaining conditions which have not been met in accordance with Section 4 above:

- that any required regulatory consents having been obtained on terms and conditions acceptable to the Buyer,
- that the consideration for the acquisition of the Sellers' Shares and the balance of the Consafe Shares can be lawfully completed through the issue of the Consideration Shares and that no cash offer has to be made as a matter of law, and
- that no event has occurred which may be deemed by the Buyer to have a material adverse effect on Consafe or the Consafe Shares.

The Offer implies that the Board of Prosafe must resolve the necessary share issues in accordance with the resolution by the General Meeting. In accordance with the JCE agreement, the share capital was increased on 1 June 2006 by NOK 47,561,490 from NOK 341,168,850 to NOK 388,730,340 through issuance of 4,756,149 Shares with par value of NOK 10 per Share. It is expected that the Board will resolve the necessary share issue in respect of the Accepting Shareholders immediately after completion of the Offer Period. Notification concerning the resolution will be disclosed on www. newsweb.no under the ticker code "PRS".

Unless the above Conditions are met or waived by Prosafe, the Offer will not be completed. The confirmation by the Offeror of the satisfaction or non-satisfaction or the waiver of the conditions set out above will be communicated through the information system of Oslo Børs as described in section 5.8.

5.3.4 Acceptance office and procedure

In order for a Consafe shareholder to accept the Offer, the Acceptance Form must be correctly filled out, signed and delivered before **16:00 CET on 19 June 2006** together with any other required documents (i.e. company certificates, proxy a.s.o) to the Manager. A copy of the Acceptance Form is included in this Information Memorandum as appendix 4. On the Acceptance Form the information on shareholdings and certain other matters relating to the relevant shareholder has already been entered. The Acceptance Form also contains information on the Exchange Ratio. The acceptance will be deemed to comprise all Consafe Shares which are registered in the Accepting Shareholder's VPS account.

Only by complying with the above, a Consafe shareholder can obtain the settlement described in section 5.5 below.

It is the Accepting Shareholder's responsibility to:

(i) correctly fill out the Acceptance Form; and
(ii) deliver the Acceptance Form to the Manager before 16:00 hours CET on 19 June 2006,
in order to accept the Offer.

The Acceptance Form must be received by the Manager at the address below by means of post, delivery or telefax during the Acceptance Period to the address below.

Pareto Securities ASA
Dronning Mauds gate 3
P.O. box 1411 Vika
N-0115 Oslo
Norway
www.pareto.no
Facsimile: + 47 22 87 87 10
Telephone: +47 22 87 87 00

Consafe Shares accepted in the Offer will be transferred to a special VPS account established in the Accepting Shareholder's name (mirror account). The Consafe Shares covered by acceptances will be pledged and blocked in favour of Pareto Securities ASA on behalf of Prosafe (and must be otherwise free of any third-party rights). It will not be possible for shareholders in Consafe to administer the Consafe Shares after transfer to the mirror account. This restriction will only apply for shares in Consafe, and Shareholders may freely administer any other securities registered on the current VPS account. Accepting Shareholders will retain ownership of their Consafe Shares until completion of the Offer. All shareholder rights shall be vested with the Accepting shareholders until completion of the Offer.

By accepting the Offer, each shareholder gives the Manager the irrevocable power of attorney to register such pledge of each shareholder's Consafe Shares in favour of Pareto Securities ASA pending transfer of such Consafe Shares to Prosafe upon completion and settlement of the Offer. Payment for the shares will be made immediately after the Consafe Shares are transferred to Prosafe.

Neither Prosafe nor the Manager may be held responsible for delays in the mail system or for Acceptance Forms forwarded by fax not being received in time by the Manager, and the Subscriber is responsible for the correctness of the information inserted on the Acceptance From. No text must be added to the Acceptance Forms other than in the designated fields. Acceptance Forms received after the end of the Acceptance Period and/or incomplete or incorrect Acceptance Forms may be disregarded at the sole discretion of the Company or the Manager.

Consafe shareholders whose Consafe Shares are split between several VPS accounts will receive a separate Acceptance Form for each account and are required to submit a separate Acceptance Form for each account.

ANY CONSAFE SHAREHOLDER WHOSE CONSAFE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH PERSON IF SUCH CONSAFE SHAREHOLDER DESIRES TO ACCEPT THE OFFER FOR SUCH CONSAFE SHARES.

IN ORDER FOR A CONSAFE SHAREHOLDER TO VALIDLY ACCEPT THE OFFER, THE ACCEPTANCE FORM MUST BE SIGNED BY THE CONSAFE SHAREHOLDER OR HIS AUTHORISED ATTORNEY.

All Consafe Shares to be acquired under the Offer must be transferred free of any encumbrances or other third-party rights whatsoever and with all shareholder rights attached to them. Any third party with registered encumbrances or other third-party rights over the relevant VPS-account(s) must sign the Acceptance Form and thereby waive their rights to the Consafe Shares and approve the transfer of Consafe Shares to Prosafe free of any encumbrances.

The Acceptance will be irrevocable and cannot be withdrawn after receipt by the Manager.

Any Consafe shareholder, by returning the Form of Acceptance to the Manager, is bound to accept the share consideration subject to the terms and conditions as set forth in this Information Memorandum and the Acceptance Form, as from the moment the Manager has received the Acceptance Form.

5.4 Issuance of Consideration Shares to JCE

In accordance with the agreement entered into with JCE, the Company has already completed the acquisition of all Consafe Shares controlled by JCE Group AB and JCE Panama Inc. at the same terms as set forth in this Offer. The acquisition covers 48.353% of all shares outstanding in Consafe as set out below:

Shareholder	No. of shares in Consafe	Percentage	No of shares in Prosafe	Percentage
JCE Group AB	12,998,550	46.780%	4,601,487	13.787%
JCE Panama Inc.	436,900	1.573%	154,662	0.154%
Total	**13,435,450**	**48.353%**	**4,756,149**	**13.941%**

On 1 June 2006 the Board resolved to issue and completed the issuance of 4,756,149 Consideration Shares to JCE Group AB and JCE Panama Inc. These shares were transferred into a blocked account pending the publication of this Information Memorandum and listing of the Consideration Shares, administrated by the Manager on behalf of Prosafe and JCE.

5.5 Settlement of the Offer

Transfer of the Consafe Shares to Prosafe and transfer of the Consideration Shares to the Accepting Shareholders as settlement in the Offer will on or about 23 June 2006 (the "**Settlement Date**").

Any extensions of the Offer Period will result in corresponding extensions of the Settlement Date.

5.6 The Consideration Shares

5.6.1 The Consideration Shares

On 31 May 2006 the General Meeting resolved to authorise the Prosafe Board of Directors to issue up to 9,836,339 Prosafe Shares as settlement for the Consafe Shares acquired under the Offering, see further details in section 11.2 below, in addition the authorisation allows for additionally 200,000 shares for settlement purposes. The General Meeting authorised the Board of Directors to set aside the pre-emptive rights of the Prosafe Shareholders. The Accepting Shareholders will receive 0.354 Prosafe Shares for each Consafe Share for which they accept the Offer. On June 1 2006 the Board of Directors resolved to issue 4,756,149 Shares to the JCE companies, and thereby increasing the share capital by NOK 47,561,490 to NOK 388,730,340 prior to issuing the Offer to the remaining Consafe shareholders. After the expiry of the Offer Period the Prosafe Board will, in accordance with the authorisations, resolve to issue such number of shares to settle the acquisition of the Consafe Shares for which the Offer has been accepted. As all uneven numbers of Shares due to Consafe Shareholders will be rounded up it is at the time of issuance of this Information Memorandum uncertain what the exact number of Consideration Shares issued will be. Based on calculations per 1 June 2006 the maximum number of Consideration Shares to the remaining Consafe Shareholders will be approximately 5,080,940. To allow a margin for changes in the share capital structure the Board of Prosafe estimates that the up to 5,081,851 new Shares may be issued to the other Consafe Shareholders if all other Consafe Shareholders accepts the Offer.

After completion of the Offer the issued share capital of Prosafe will be increased by up to NOK 50,818,510 through issuance of up to 5,081,851 new Prosafe Shares with a par value of NOK 10. After completion of the Offer the total share capital of Prosafe will be up to NOK 439,548,850 comprising up to 43,954,885 Prosafe Shares with a par value of NOK 10.

5.6.2 Trading of the Consideration Shares

The Shares issued to to the JCE companies will be tradable on Oslo Børs immediately after publishing of this Information Memorandum. The Consideration Shares issuable to the remaining Consafe Shareholders, will be listed on Oslo Børs immediately upon registration in the VPS. The Consideration Shares are not sought or admitted to trading on any other regulated market.

5.6.3 The rights of the Consideration Shares

The Consideration Shares will be transferred as soon as they have been registered with the Norwegian Registry of Business Enterprises (Foretaksregisteret) and the VPS. The Consideration Shares are expected to be delivered to the accepting shareholders of Consafe's VPS accounts on or about 23 June 2006.

The Consideration Shares will in all respects be equal to the existing Shares of the Company once they have been issued and registered at the Norwegian Registry of Business Enterprises (Foretaksregisteret), including the right to participate in dividends, if any. Each Consideration Share issued in connection with the Offer will confer the right to one vote at Shareholder Meetings.

For more information on the Prosafe Shares, see section 11 below.

5.6.4 Dilution

The existing Prosafe shareholders will be diluted by up to 22.4% as a consequence of the Offer and issuance of the Consideration Shares to JCE and the Consafe shareholders.

The following describes the dilutive effect of the issuance of Consideration Shares to the JCE companies (see section 5.4 above):

	Prior to the issuance	After the issuance
Ordinary shares, nominal value NOK 10 each, issued and outstanding	34,116,885	38,873,034
% dilution relative to prior to issuance of shares	100.0%	87.8%

The following table describes the dilutive effect of the shares to be issued from Prosafe as Consideration Shares to other Consafe Shareholders than JCE under the Offer as described in this Prospectus on the shareholder's percentage interest in the Company.

	Prior to the issuance	After the issuance
Ordinary shares, nominal value NOK 10 each, issued and outstanding	38,873,034	43,954,885
% dilution relative to prior to issuance of shares	100.0%	88.4%

5.7 Consequences of the Offer

5.7.1 Consafe will become a subsidiary of Prosafe

If the Consafe shareholders accept the Offer Consafe will become a subsidiary of Prosafe, see new company structure in section 7.4.2. The Consafe Shares will be held by Prosafe and the current shareholders of Consafe will become shareholders in Prosafe.

5.7.2 Compulsory acquisition

If Prosafe acquires more than 90% of the Consafe Shares, Prosafe intends to initiate compulsory acquisition of the remaining Consafe Shares under the Swedish Public Limited Companies Act Chapter 22 Section 1.

5.7.3 De-listing of Consafe

Depending on the number of Consafe Shares acquired in the Offer, Prosafe intends to initiate the de-listing of Consafe.

5.8 Publication of information

Prosafe will upon the expiry of the Offer Period publish information concerning the number of shares for which the Offer has been accepted and the corresponding number of Shares that will be issued as a result of the Offer.

Information concerning fulfilment or waiver of the conditions will be published within two days of the expiration of the Acceptance Period, or as soon as possible there after.

Information about the final date for transfer and listing of the Consideration Shares will be issued in the Oslo Børs information system.

Such statements will be communicated by the Offeror through www.newsweb.no under the ticker code "PRS".

5.9 Manager

The Manager of the Offer and the Receiving Agent is Pareto Securities ASA.

The Manager's address is Pareto Securities ASA, P. O. Box 1411 Vika, N-0115 Oslo Norway.

5.10 Estimated transaction costs related to the Offer

Transaction costs and all other directly attributable costs in connection with the Offer will be borne by the Company.

The total expense of the Offer is expected to be NOK 16 million.

5.11 Jurisdiction

This Information Memorandum is subject to Norwegian law, unless otherwise indicated herein. Any dispute arising in respect of the Offer and the Listing or this Information Memorandum is subject to the exclusive jurisdiction of the Norwegian courts.

6 Statement from the Board of Directors of Consafe

On 6 June 2006, the Board of Directors of Consafe[3] made the following statement regarding the proposed offer from Prosafe ASA (Prosafe) to acquire all the outstanding shares of Consafe in accordance with section 4-16 of the Norwegian Securities Trading Act:

"On 3 May 2006, Prosafe announced that it had entered into an agreement with the JCE Group and related associated companies to acquire 4835% of the outstanding shares and votes in Consafe for a consideration of 0.354 Prosafe shares per Consafe share.

The announcement also set out that Prosafe intends to put forward an offer for the remaining shares based on the same terms as for the shares acquired from the JCE Group by 5 June 2006.

The Board of Consafe has been assisted by SEB Enskilda ASA in its evaluation of the voluntary offer from Prosafe.

Prosafe offers to issue 0.354 Prosafe shares for one Prosafe shares. It is the opinion of the Board of Consafe that the proposed exchange ratio is fair, and represents a premium to the stock market value of Consafe. The Board of Consafe will therefore advice its shareholders to accept the proposed voluntary offer.

The employees of Consafe have been given information about the Offer as well as on Prosafe. The employees of Consafe have not made any objections to the proposed Offer.

The Board of Directors of Consafe Offshore AB (publ)

For further information please contact:
Peter Jacobsson CEO, Consafe Offshore AB (publ),
E-mail: pja@consafeoffshore.com,
tel: +46 31 712 10 02 or mobile: +46 768 563 618"

[3] The chairman J Christer Ericsson declared himself disqualified and did not participate in the preparation of this statement

31

7 Description of Prosafe

7.1 Prosafe before and after the Offer

The below description will focus on describing Prosafe following the Offer and includes information on Prosafe and Consafe combined.

7.2 Overview

Prosafe ranks as the world's leading owner and operator of semi-submersible accommodation/service rigs, and as a leading owner and operator of floating production and storage vessels outside the North Sea basin. As of 31 December 2005, the Company had revenues of US$ 295.3 million and 665 employees. It pursued operations during the year in the North Sea, South-East Asia, India, Egypt, West and North Africa and the Gulf of Mexico.

In 2005, Prosafe sold its Drilling Services business unit to KCA Deutag. This disposal formed part of the Company's strategy for liberating managerial and financial resources in order to strengthen its commitment to Floating Production and Offshore Support Services.

7.3 History

Prosafe's history has been characterised by controlled and market-adapted growth over more than 30 years. The story began in 1972, when Morco Norge was awarded the drilling contract for the Ekofisk field. The years which followed witnessed a series of mergers, acquisitions and name changes.

Today's Prosafe was formed in 1997 when platform drilling and technical services were demerged from Transocean as a separate company, which secured a stock market listing as Procon Offshore ASA. The Company later merged with Safe Offshore ASA and changed its name to Prosafe ASA. In line with its vision, the Company has consolidated the global market for semi-submersible accommodation/service rigs, and the Offshore Support Services business unit will following the acquisition of Consafe, own 11 of the 17 available units.

Through the acquisition of Nortrans Offshore in 2001, Prosafe extended its activities to include the conversion, chartering and operation of floating production vessels. Nortrans Offshore was established in Singapore in 1985 and has acquired extensive experience of engineering, conversion, chartering and operation of floating production, storage and offloading (FPSO) and floating storage and offloading (FSO) vessels. The Company also have a large engineering department with long experience of developing tailored floating production solutions.

Prosafe refined its commercial portfolio in 2005 with the sale of Drilling Services. This disposal formed part of the Company's strategy for liberating managerial and financial resources in order to strengthen its commitment to Floating Production and Offshore Support Services.

Important events since the foundation in 1997 are set out in the table below.

1997	Safe Offshore ASA, which owns three accommodation/service rigs (Safe Britannia, Safe Caledonia and Safe Lancia) is founded and listed on Oslo Børs
1997	Procon Offshore ASA is founded through a demerger from Transocean, and listed on Oslo Børs
1997	Procon Offshore ASA and Safe Offshore ASA merge
1998	Prosafe acquires Discoverer ASA, which owns the Jasminia and Safe Regency accommodation/service rigs
1999	The Safe Scandinavia (formerly Polycrown) accommodation/service rig is acquired
2000	Prosafe acquires MSV Regalia
2001	Nortrans Offshore Ltd is acquired, and Prosafe enters the FPSO segment
2002	Prosafe acquires the Safe Hibernia (formerly Polyconcord) accommodation/service rig FPSO Espoir Ivoirien commences a 10-year charter off the Ivory Coast for Canadian Natural Resources Prosafe is awarded an eight-year charter to provide and operate Abo FPSO on the Abo field off Nigeria
2003	Prosafe secures a five-year bareboat charter for five accommodation/service rigs in the Gulf of Mexico A successful subsea well intervention campaign is conducted by Prosafe for Statoil with MSV Regalia Abo FPSO commences an eight-year charter offshore Nigeria for Agip

2004	Prosafe begins its first accommodation rig charters off west Africa and Tunisia (The FPSO turret developed in-house by Prosafe is approved for delivery to Brazil)
2005	Prosafe secures a five-year charter to provide and operate an FPSO on New Zealand's Tui field Prosafe is awarded a seven-year charter to provide and operate an FPSO on Brazil's Polvo field Drilling Services is sold to KCA Deutag The charter for FSO Madura Jaya on the Madura field off Indonesia is extended by five years FPSO Petróleo Nautipa's contract on the Etame field off Gabon is renewed for five years Prosafe gains entry into new geographical areas: Brazil, New Zealand and the US sector of the Gulf of Mexico Highest-ever fleet utilisation for Offshore Support Services, at 92%
2006	Planned acquisition of the Consafe shares and its four service rigs

7.4 Organisational structure

7.4.1 Operating organisation

The business of the group comprises two business units: Offshore Support Services and Floating Production.

7.4.2 Legal structure

The group comprises a parent company and several subsidiaries resident in various jurisdictions. The business of Prosafe comprises two business units: Offshore Support Services and Floating Production.



Prosafe ASA
Prosafe Rigs AS
Consafe (Burntisland) Ltd
Tinworth Limited (50%)
Tinworth Pte Ltd (50%)
Prosafe Production Services Pte Ltd
Prosafe Production Pte Ltd
Prosafe Services Cote d'Ivoire Pte Ltd
Prosafe Production (M) Sdn Bhd
Prosafe Production LLP
PPE do Brasil Servicos Maritimos Ltd
Egyptian Wirelines Shipping Co SAE
OCS Services Limited (50%)
Madura FSO Private Limited (50%)
Prosafe Production Inc
Prosafe Production Nigeria Limited
Offshore Mooring Services Ltd
Consafe Offshore AB (publ.)
Aktiebolaget Grundstenen 109060
Safe Astoria Ltd
Safe Bristolia Ltd
Safe Concordia Ltd
Joy Venture Investments Ltd
= Offshore Support Services
= Floating Production
= Holding company
= Dormant

7.5 Vision, strategy and prospects

Prosafe's vision is to be a leading and innovative provider of technology and services in selected niches of the global oil and gas industry.

Following the sale of Drilling Services, Prosafe ranks as a focused international offshore company. The acquisition of Consafe is not expected to represent a change in the Company's goals or strategies.

7.5.1 Corporate strategy

General

Prosafe intends to strengthen and continue developing its leading positions in Offshore Support Services and Floating Production. In this context, it will consider investments in businesses and assets which could increase the rate of growth and the earnings potential within its core business.

Prosafe will retain a strong financial position which gives it a combination of strategic drive and competitive dividend policy.

Offshore support services

Following the acquisition of Consafe, this business unit possesses the world's largest and most flexible fleet of accommodation/service rigs, with eleven semi-submersibles and one jack-up. The world fleet of semi-submersible accommodation/service units counts 17, of which nine are dynamically positioned and eight are anchored. Owning six of nine rigs which are equipped with dynamic positioning systems, Offshore Support Services has a strong position when competing for assignments in deep water and in areas with extensive seabed infrastructure. Six of the business unit's semi-submersibles are technically capable of working in the North Sea, and compete in this market with only two other units. Upgrading and investment has provided Offshore Support Services with competitive advantages because the fleet is more flexible and can be deployed in larger number of geographical areas than the rigs offered by competitors.

In the long term, the Offshore Support Services business unit aims at protecting its leading position in the most advanced market for accommodation/service rigs. It will seek at the same time to expand the fleet with new units where this can be achieved without weakening the balance between supply and demand.

Prospects

Offshore Support Services has over the last six months seen significantly improved dayrates in the most advanced market segment. Its most recent fixtures have been made at dayrates significantly above earlier charters. At the same time, buoyant offshore markets is boosting demand for offshore accommodation services. A particularly high level of activity is being witnessed in the North Sea, where the competitive position is less complex and Offshore Support Services has two rigs available for work in this market from 2007. Overall, this provides the basis for an optimistic view of the business unit's prospects for the next few years.

Floating Production

The Company aims to be a leading player in the segment for owning, converting and operating FPSO's outside the North Sea. Prosafe shall be the leading FPSO player over time in terms of safe, efficient and profitable operation.

The business unit's geographical priority areas are West Africa, South-East Asia and Brazil. At the same time, its long-term ambition is to create supplementary volume from the sale of technology developed in-house.

Prospects

All the major FPSO players have during 2005 built up substantial order backlogs. More than ten new projects are also expected to be awarded in 2006. A further increase in the level of activity is likely in 2007-2010 on the basis of today's high drilling activity.

Accordingly, Prosafe expects strong growth in this segment. Its goal is to win a new project in the second half of 2006.

8 Business overview

This section contains information of the business of Prosafe. Consafe's activity will in its entirety be integrated into the Offshore Support Services business unit, increasing the business units' resource base from eight accommodation/service rigs to twelve as described below. The Offer will have no impact on the Floating Production business unit, i.e. the description in this section of this business will apply equally to Prosafe's activity both before and after the Offer.

8.1 Overview of operations and geographical breakdown of revenues

Prosafe operations are divided into Offshore Support Services and Floating Production, with eight accommodation/service rigs and eight vessels related to Floating Production.

The breakdown of the geographical distribution of revenues for Prosafe for the accounting years 2003-2005 are as follows:

Revenues per country (US$ million)	2005	2004	2003
Nigeria	69.9	87.4	32.3
Mexico	61.4	60.6	53.6
Ivory Coast	54.3	36.7	36.1
Norway	29.2	36.4	49.2
United Kingdom	28.7	5.4	0.0
USA	14.8	0.0	0.0
Angola	10.5	0.0	0.0
Gabon	10.4	9.3	8.6
Tunisia	5.7	0.0	0.0
India	3.8	5.0	5.7
Egypt	3.6	3.5	3.4
Indonesia	2.8	2.1	2.3
East Timor	0.0	10.6	20.9
Other countries	0.2	0.6	0.3
Total revenues	**295.3**	**257.6**	**212.4**

Post the acquisition of all Consafe shares, the fleet within Offshore Support Services will be expanded by another four rigs.

8.2 Offshore Support Services

Prosafe is the world's leading owner and operator of semi-submersible accommodation/service rigs. The Company's existing eight units of this type operated in 2005 on bareboat charters in the Gulf of Mexico and on time charters in the North Sea, the Mediterranean, offshore West Africa and in the US Gulf. The business unit's head office is in Singapore.

8.2.1 Operations

The business unit's rigs are primarily used for accommodation and service functions which are traditionally utilised to meet requirements for additional offshore living quarters, workshops and storage capacity. Such needs can arise, for instance, when installing and commissioning new facilities, upgrading or maintaining existing installations, tying satellite fields to existing infrastructure, and removing installations. The rigs can be connected to other installations via gangways, or personnel can be transported to and from the units by boat or by helicopter. These rigs boast substantial accommodation capacity, with berths for 380-800 people, good welfare and catering facilities, medical services, storage, workshops and offices, deck cranes, and the necessary equipment and systems for protecting the safety of personnel on board. MSV Regalia can also work with subsea construction and well intervention. Following the upgrade of Safe Regency and Safe Lancia in 2003 and of Safe Caledonia in the spring of 2004, five of the business unit's existing eight rigs are equipped with dynamic positioning (DP) systems.

Prosafe's focus on dynamically positioned units for operation in demanding waters has created a strong market position both in the North Sea and offshore Mexico.

After the acquisition of Consafe Shares, the market position will be further strengthened with three semi-submersible rigs and one self elevating jack-up.

The Prosafe fleet consists of the following eight rigs;

- Safe Britannia
- Safe Caledonia
- Safe Lancia
- Jasminia
- Safe Regency
- Safe Scandinavia
- MSV Regalia
- Safe Hibernia

After the acquisition of Consafe shares, the fleet will be increased by the following four rigs:

- Safe Astoria
- Safe Bristolia
- Safe Concordia
- Safe Esbjerg

8.2.2 Fleet overview – Offshore Support Services

Overview of the Prosafe fleet

			
Safe Britannia Design: Pacesetter (enhanced) Upgraded: 1987/2003 Built/yard: 1980, GVA (Sweden) Berths: 812 Positioning: DP2/TAMS Thrusters:4 x 2.4 MW + 2 x 1.5 MW	***Safe Caledonia*** Design: Pacesetter Upgraded: 2003 Built/yard: 1982, GVA/Kockums (Sweden) Berths: 550 Positioning: DP2/TAMS Thrusters:4 x 2.4 MW	***Safe Lancia*** Design: Pacesetter Upgraded: 2003 Built/yard:1982, GVA/Kockums (Sweden) Berths:550 Positioning:DP2 Thrusters:4 x 2.4 MW	***Jasminia*** Design: GVA 2000 Built/yard: 1982, GVA (Sweden) Berths: 535 Positioning: Moored Thrusters:2 x 2.4 MW

			
Safe Regency Design: Pacesetter Upgraded: 2003 Built/yard: 1982, FELS (Singapore) Berths: 771 Positioning: DP1 Thrusters: 4 x 2.4 MW	***Safe Scandinavia*** Design: Aker H-3.2E Upgraded: 2003 Built/yard: 1984, Aker Verdal (Norway) Berths: 583 Positioning: Moored Thrusters:-	***MSV Regalia*** Design: GVA 3000 (enhanced) Upgraded: 2003 Built/yard: 1985, GVA (Sweden) Berths: 380 Positioning: NMD3 Thrusters: 6 x 2.64 MW	***Safe Hibernia*** Design: Aker H-3 (modified) Built/yard: 1977, Rauma Repola (Finland) Berths: 500 Positioning: Moored Thrusters: 2 aft propulsion units

Overview of the Consafe fleet

			
Safe Astoria Design: Sedco 600 Upgraded: 2005 Built/yard: 1983 Keppel FELS (Singapore) Berths: 256 Positioning: Moored	***Safe Concordia*** Design: Deepwater Technology Group PTE Upgraded: 2005 Built/yard: 2005, Keppel FELS (Singapore) Berths: 390 Positioning: DP II	***Safe Esbjerg*** Design: Jackup MLP 82S Upgraded: 2005 Built/yard: 1975 Dubai Dry Docks Berths: 139 Positioning: Moored	***Safe Bristolia*** Design: Sedco 600 Upgraded: 2006 Built/yard: 1983 Yantai Raffles (China) Berths: 614 Positioning: Moored

8.2.3 Current contract situation Offshore Support Services

Prosafe rigs


OFFSHORE SUPPORT SERVICES
Contract
Option
Yard stay
Safe Hibernia
MSV Regalia
Safe Scandinavia
Safe Regency
Jasminia
Safe Caledonia
Safe Britannia
Safe Lancia
GULF OF MEXICO
NORTH SEA
WEST-AFRICA
N SEA
US GoM
TIMOR SEA
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Five of Prosafe's units - Safe Britannia, Safe Hibernia, Safe Lancia, Jasminia and Safe Regency- are employed in the Gulf of Mexico under five-year bareboat charters with Interpetrol Ltd from 2003 to 2008. The bareboat charters with Interpetrol Ltd. are mainly based on BARECON 89, which means that the rigs are operated for Interpretol's time risk and account and accordingly Prosafe's risks and exposures are fairly restricted. The contracts contain a cancellation clause which allows the ultimate customer to cancel the agreements at 30 days notice without further compensation if Mexican authorities annul the financing of the projects. The total value of these contracts was at time of contract award about US$ 300 million.

The three remaining rigs, Safe Caledonia, Safe Scandinavia and MSV Regalia, are working under ordinary time charter contracts.

Safe Caledonia worked throughout 2005 and the first quarter 2006 for Shell offshore Nigeria, providing support in connection with completion work on the Bonga field. In the second half of 2006, the rig will be employed working on the Buzzard field for Encana. The value of this contract is approximately US$ 21 million. Safe Caledonia has further secured a contract with Total and Elf on the Dunbar and Elgin/Franklin fields in the UK. The contract has an estimated value of US$ 52.1 million. Expected commencement is January/February 2007 with a firm duration of one year with options of one year extension.

Safe Scandinavia had a high degree of utilisation throughout 2005. It is now working under a contract with Shell in the US Gulf moored adjacent to Shell's Mars platform. The contract with Shell including declared extensions will expire in the second quarter of 2006. The total contract value is approximately US$ 28.2 million. Safe Scandinavia has further entered into a contract with BG International. The contract period is approximately two months with execution of first phase in 2006 and second phase in 2007. The total value is estimated to US$ 12.3 million. The second phase of the ConocoPhillips contract at the Britannia field off the UK will commence in August 2006 and, including declared extensions, expires in January 2007. The total estimated value is US$ 19.1 million.

Safe Scandinavia has further secured a contract with Statoil on Snorre A and Sleipner B, with commencement in the second quarter of 2007 and at the end of the first quarter 2008 respectively. The Statoil contracts have an estimated value of US$ 52 million

MSV Regalia worked in 2005 for Statoil on the Visund field from February to September. After a short charter for British Petroleum on the Magnus field, it was prepared for mobilisation to Angola and began the voyage in November. Just before the end of 2005, it was connected to Total's Girassol FPSO off West Africa and commenced a 12-month charter. The total value is estimated to US$ 59.3 million.

Consafe rigs

Current contract status


Consafe Offshore AB (publ)
Commitments
Status as per 1st May 2006
2006
2007
2008
J F M A M J J A S O N D
Safe Astoria
Origin
Safe Bristolia
T
SAKHALIN
Safe Concordia
PEMEX, GoM
Options
Chevron
Safe Esbjerg
MAERSK, North Sea
Maersk options
Key:
Committed work
Options committed work
Yard, maintenance
Transit

The accommodation and construction support vessel Safe Astoria is operating for Origin Energy Resources Limited supporting the Yolla field construction works. Origin Energy Resources Limited has confirmed a 7 days extension to the contract with a new expiry date on 16 June 2006.

Safe Esbjerg is operating for Mærsk in the Danish sector under a three year contract. The operation is progressing according to plan and the rig has more than two years left on the contract, plus option period. The contract terms and conditions are customary for this type of services and the daily rate of hire is EUR 47,500 during the firm period.

Safe Bristolia is still under conversion at the Yantai Raffles Shipyard, China, and is expected to be delivered from the yard in the beginning of June 2006. Safe Bristolia is committed to Samsung Sakhalin L.L.C. for an accommodation contract related to the Russian Sakhalin II Phase 2 project with duration through 2006 and 2007 and the charter is expected to commence early June 2006. The time schedule between expected date for completion of conversion and delivery date to Samsung is tight. Delayed delivery to Samsung is subject to liquidated damages of US$ 96,000 per day. The agreed day rate is US$ 120,000 per day. During the winter months, the day rate is reduced to US$ 57,500 due to the fact that work can not be performed in this area during the winter.

Safe Concordia was re-delivered from the shipyard after repair works in the first quarter 2006 and started her voyage to the Gulf of Mexico.

Consafe has been awarded a bareboat charter for Safe Concordia for a period of 12 months followed by a 90 day option period. The end customer is Pemex. The hire period will commence in May 2006 and the estimated contract value is approximately US$ 30 million. The contract is a based on BARECON 89, which means that the rig is operated for Pemex's time, risk and account.

Safe Concordia has further been awarded a time charter with Chevron for operation in US Gulf of Mexico with commencement approximately 4th quarter 2007 with a firm contract period to February 2008 with an option period of one month. The charter hire is US$ 150,000 per day during the basic period and thereafter US$ 145,000 per day. The contract terms and conditions are for the most part customary for this type of services, but some of the provisions are unbalanced and favourable to the Charterer.

8.2.4 Financial results for the business unit (unaudited)

The below table does not take into account the Consafe rigs to be acquired by Prosafe, and represent the actual financial figures for the business unit except for the Consafe assets:

	1Q 2006	1Q 2005	2005 (full year)
Operating revenue	54.5	38.5	186.7
Operating expenses	-19.7	-20.1	-86.5
Operating result before depreciation	**31.8**	**18.4**	**100.2**
Depreciations	-8.4	-7.8	-30.6
Operating result	**23.4**	**10.6**	**69.6**
Total assets	743.6	431.9	458.3
No of employees	102	121	118

8.2.5 Markets and outlook

Prosafe currently owns eight of the world's 17 semi-submersible accommodation/service rigs, including five of nine dynamically-positioned units and three of eight moored vessels. Geographically, five of the eight rigs operating offshore Mexico belong to Prosafe. Three of Prosafe's rigs working offshore Mexico are qualified for use in the North Sea, including two with opportunities for dynamic positioning. The Company's focus on dynamically-positioned units and rigs for operation in demanding waters has created strong market positions both in the North Sea and off Mexico.

Demand for the business unit's rigs has traditionally been concentrated in the North Sea and the Gulf of Mexico, but the geographical spread has increased over recent years. In the period from 2003 to 2005, the Offshore Support Services business unit executed charters offshore East Timor, West Africa, the Mediterranean and in the US Gulf. The geographical spread has made a positive contribution to enhancing the fleet's utilisation.

The number of prospects is increasing worldwide, and their materialisation could create a strong market over the next two-three years. Demand drivers include hook-up of new installations, tie-back of subsea-completed wells, maintenance shutdowns and upgrading requirements. Some demand also exists in relation to removal of installations. Prosafe's rig fleet is well adapted to market needs. The dynamically-positioned MSV Regalia rig, which can work in the North Sea, is available for most of 2007 and 2008. Combined with long operational experience, this gives the business unit a strong position.

The market in the Gulf of Mexico is strong. High focus on increasing proven reserves through new field developments and maintenance of existing installations has resulted in an increased number of longer-term contracts. This is reflected in the award of five-year contracts in the spring of 2003. Mexican state oil company Pemex has an expressed strategy which involves substantial construction activity over the next five to ten years. In total, this gives grounds for optimism with respect to a continued strong Mexican market.

An utilisation factor of 93% excluding options has been secured for the rig fleet in 2006. Further availability relâtes largely to Safe Caledonia and Safe Scandinavia. Moreover, the Prosafe rig fleet has already secured a utilisation level of 80% for 2007 and 41% for 2008.

8.3 Floating Production

8.3.1 General

Prosafe is a leading owner and operator of Floating Production, Storage and Offloading vessels (FPSOs) outside the North Sea. It currently operates a fleet of six FPSO/FSO vessels offshore Africa and Asia, and has two additional vessels under conversion to FPSOs during 2006. The business unit's head office is in Singapore. The core business of Floating Production is the design, engineering, conversion and operation of FPSO/FSO vessels.

The Prosafe fleet consists of the following FPSO/FSOs;

- Abo FPSO
- Espoir Ivoirien
- Petroleo Nautipa
- Al Zaafarana
- Endeavor
- Madura Jaya
- M/T Ionikos/ Tui
- M/T Apollo / Polvo

Four of the vessels are owned and operated by the business unit: FPSO Espoir Ivoirien, Abo FPSO, FPSO Petróleo Nautipa (owned 50% by Prosafe) and FSO Endeavor. In addition, Prosafe owns 50% of FSO Madura Jaya and operates FPSO *Al* Zaafarana. These vessels operate offshore the Ivory Coast, Nigeria, Gabon, India, Indonesia and Egypt respectively. All six vessels have been converted to FPSOs/FSOs by Prosafe. In the fourth quarter of 2005, the company began converting the M/T Apollo and M/T Ionikos to FPSOs. The first of these will be moored on the Polvo field offshore Brazil, while the second is due to be deployed on New Zealand's Tui field.

In addition, Prosafe acquired in February 2006 a 1988 built tanker, MT Europe, which has a storage capacity of 1.9 million barrels which is available for future FPSO conversion projects.

8.3.2 Encumbrances on the vessels

Prosafe has a debt facility of US$ 104 million which is secured with ship mortgages in the vessels FPSO Espoir Ivoirien, Abo FPSO and FSO Endeavor. A secured debt facility of US$ 17.5 million will be drawn for the financing of the FPSO Petroleo Nautipa. This facility will also be secured with a ship mortgage.

8.3.3 Fleet overview – Floating Production

		
Abo FPSO Conversion/yard: FPSO 2002/Keppel (Singapore) Built/yard: 1976, Mitsubishi (Japan) Original name: M/T *Grey Warrior* Length/breadth: 280m/54m Deadweight tonnes: 155 612 Storage capacity (bbl): 930 000 Production capacity (b/d): 44 000 Gas compression capacity (mmscfd): 44 Water injection capacity (b/d): 30 000 Ownership: 100 %	***FPSO Espoir Ivoirien*** Conversion/yard: FPSO 2001/Keppel (Singapore) Built/yard:1975, Mitsubishi (Japan) Original name: M/T *White Sea* Length/breadth: 280m/54m Deadweight tonnes: 151 000 Storage capacity (bbl): 1 100 000 Production capacity (b/d): 50 000 Gas compression capacity (mmscfd):60 Water injection capacity (b/d):120 000 Ownership:	***FPSO Petróleo Nautipa*** Conversion/yard: FPSO 1998, 2002/Keppel (Singapore) Built/yard:1975, Nippon Kokan (Japan) Original name:M/T *Knock Buie* Length/breadth: 266m/44m Deadweight tonnes: 141 330 Storage capacity (bbl): 1 080 000 Production capacity (b/d): 30 000 Gas compression capacity (mmscfd):3 Ownership: 50%

		
Al Zaafarana Conversion/yard: FSO 1991/FPSO 1994/Jurong (Singapore) Built/yard: 1969, Kawasaki Dockyard, Kobe (Japan) Original name: S/S *Kavo Longos* Length/breadth: 260m/40m Deadweight tonnes: 131 878 Storage capacity (bbl): 800 000 Production capacity (b/d): 35 000 Ownership: 0% (operation contract only)	***FSO Endeavor*** Conversion/yard: FSO 1997/Keppel (Singapore) Built/yard: 1971, Bethlehem (USA) Original name: S/S *Cove Endeavor* Length/breadth: 247m/32m Deadweight tonnes: 70 000 Storage capacity (bbl): 550 000 Ownership: 100%	***FSO Madura Jaya*** Conversion/yard: FSO 2002/Sembawang (Singapore) Built/yard: 1981, Uddevallavarvet (Sweden) Original name: M/T *Paris II* Length/breadth: 228m/42m Deadweight tonnes: 89 000 Storage capacity (bbl): 633 000 Ownership: 50%

	
M/T Ionikos/Tui Conversion/yard: FPSO 2007/Keppel (Singapore) Built/yard: 1981, Nagasaki Shipyard, Mitsubishi (Japan) Original name: M/T *Kyokuwa Maru*, M/T *Ionikos* Length/breadth: 241m/46m Deadweight tonnes: 119 990 Storage capacity (bbl): 773 246 Production capacity (b/d): 50 000 bopd, 120 000 bfpd Gas compression capacity (mmscfd): 25 Water injection capacity (b/d):- Ownership: 100%	***M/T Apollo/Polvo*** Conversion/yard: FPSO 2007/Keppel (Singapore) Built/yard: 1981, Ishikawajima – Harima (Japan) Original name: *Nissho Maru*, M/T *Apollo* Length/breadth: 340m/54m Deadweight tonnes: 257 865 Storage capacity (bbl): 1 600 000 Production capacity: 90 000 bopd, 150 000 bfpd Gas compression capacity (mmscfd): 7.5 Water injection capacity (b/d): 100 000 Ownership: 100%

8.3.4 Current contract situation – Floating production

Below is an overview of the contract situation for the Floating Production vessels as per 31 March 2006:



FLOATING PRODUCTION
Project phase
Contract
Option
M/T Ionikos / Tui
M/T Apollo / Polvo
Abo FPSO
Espoir Ivoirien
Petróleo Nautipa
Al Zaafarana
Endeavor
Madura Jaya
Operations 2)
NZOP, New Zealand
>2017
DEVON, Brazil
>2022
AGIP Nigeria
CANADIAN NATURAL RESOURCES, Ivory Coast
>2022
CNR, Angola
VAALCO, Gabon 1)
< 1994 ZAAFARANA OIL COMPANY, Gulf of Suez
< 1997 ABAN LOYD CHILES OFFSHORE, India
KODECO OIL, Indonesia
ADDAX PETROLEUM, Nigeria
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

1) The contract runs until September 2012, with an option for the customer to cancel in September 2011

2) Operation and maintenance of the fixed installations on the OML-123 field

Abo FPSO began an eight-year charter with Agip in Nigeria in April 2003. This vessel was in operation throughout 2005, achieving high operational regularity and good health, safety and environmental results.

FPSO *Espoir Ivoirien* produced oil and gas for Canadian Natural Resources throughout 2005 from the Espoir field offshore the Ivory Coast. In June 2004, Prosafe was awarded the project of upgrading the vessel for the tie-in of the West Espoir wellhead platform. This project involved expanding processing capacity, increasing water injection and the tie-in of a number of wells. It was completed in September 2005, on time and within budget. Modifications were made to the vessel with minimum downtime and no lost-time injuries. The tie-in of West Espoir increases the likelihood that the vessel will remain on its present location beyond the firm charter period.

FPSO *Petróleo Nautipa* is chartered to Vaalco on the Etame field offshore Gabon. This charter originally ran to September 2007. In April 2005, it was renegotiated and extended to September 2012, with an option for the customer to cancel in September 2011. Production from the field has been good, and a nearby field is due to be tied back to the existing FPSO in October 2006.

FSO *Endeavor* was under charter throughout the year for Aban Loyd Chiles Offshore on the PY-3 field off India. The charter was extended in 2004 until July 2007, ensuring that the vessel will operate on the field for an unbroken period of at least ten years. This is more than three times the length of the original firm charter.

FSO *Madura Jaya* has been under charter to Kodeco Energy since January 2003. This assignment was renegotiated in April 2005 and extended for five years until May 2010.

In January 2006, Prosafe was awarded a five-year contract extension by Gemsa Petroleum Company for the operation and maintenance of FPSO Al Zaafarana in the Gulf of Suez in Egypt. The estimated value is US$ 18.8 million. The firm contract period ends in third quarter 2010.

In the second half of 2005, Prosafe was awarded contracts for converting and operating two FPSOs for Devon Energy offshore Brazil and for New Zealand Overseas Petroleum offshore New Zealand respectively. These vessels are due to be completed in the first quarter of 2007, with production planned to start in the second quarter of 2007. In the fourth quarter of 2005, Prosafe began converting the M/T Apollo FPSO and M/T Ionikos FPSO. The first of these will be moored on the Polvo field off Brazil, while the second is due to be deployed on New Zealand's Tui field. The M/T Ionikos FPSO contract has a firm contract period to 2012 with extension options to 2017, and the M/T Apollo FPSO contract has a firm period to 2014 with options to 2022. The value of the firm charters is estimated to US$ 271 million for Polvo and US$ 178 million for Tui.

The charters for FPSO *Espoir Ivoirien* and *Abo FPSO* provide the customer with an option to purchase the vessels during the charter period. The contracts for FPSO Petroleo Nautipa and the FPSO for the Polvo field include options which may only be called at specific points in time. The value of the option at any given time will secure the net present value of the remaining charter period, including the residual value of the vessel, and will accordingly at all times exceed the book values of the vessels.

8.3.5 Financial results for the business unit (unaudited)

	1Q 2006	1Q 2005	2005 (full year)
Operating revenue	23.4	26.7	108.3
Operating expenses	-10.6	-13.1	-54.0
Operating result before depreciation	**12.8**	**13.6**	**54.3**
Depreciations	-3.3	-4.4	-16.4
Operating result	**9.5**	**9.2**	**37.9**
Total assets	566.3	381.9	418.2
No of employees	102	121	118

8.3.6 Markets and outlook

After a low level of activity in 2002-2004, with only two charter awards in Prosafe's priority areas, the level of activity increased substantially during 2005. Ten contracts for FPSO conversions were awarded in the West African, Asian and Brazilian regions. Demand drivers for FPSOs as a development concept are based on cost efficiency and integrated turnkey solutions for marginal fields, as well as the desire by oil companies to reduce the time and cost of developments. FPSOs also represent a concept which provides opportunities for redeployment on new fields while cutting abandonment costs at the end of a field's producing life by comparison with fixed installations.

The award of the Polvo and Tui contracts demonstrates Prosafe's strong position in the market for converting and operating FPSOs outside the North Sea. Activity in the FPSO market is very high, and the Company is pursuing new tenders in addition to its two existing conversion projects. Prosafe worked throughout 2005 to expand in-house capacity in order to participate in the strong growth expected in the market. The Company is now well prepared for further expansion in terms of both operational and financial capacity.

The Floating Production business unit has long experience of converting and operating both FSOs and FPSOs. The first FSO conversion was carried out in 1985, with the first FPSO converted in 1994. Including the new contracts for M/T *Apollo* and M/T *Ionikos*, the Company has carried out a total of nine FPSO conversions or significant upgrades, and has converted six FSOs.

Prosafe has developed efficient solutions over a long period for use in the FPSO industry, including turret/swivel technology which permits mooring in both shallow and deep water with large riser capacity. Six of the conversion projects have utilised this in-house solution. The combination of long operational experience and efficient technical solutions helps to give Prosafe competitive advantages in the FPSO market.

The current levels of tendering, oil company interest and operations in other parts of the business which lie earlier in the industrial cycle (i.e. drilling activity) indicate that the high level of activity experienced in 2005 will persist and increase over the coming years.

8.4 Investments

Excluding investments in new FPSO projects and acquisitions of e.g. vessels, the ordinary maintenance capex is considered low. During the 2005-2006 ordinary maintenance capex has been in the range of US$ 10-20 million per annum as a total for the two business units. This investment level may change over time if Prosafe decides to undertake substantial value adding investments as e.g. improvement of dynamic positioning systems and increased accommodation capacity on any of the rigs, specific measures for further life extension of the assets or upgrade of the process facilities on any of the FPSOs.

Investments	**2005**	**2004**	**2003**
FPSO conversion costs in progress	30.7	0.0	0.0
Upgrade of service rigs	14.0	15.6	73.4
Other investments	3.9	1.2	1.7
Total investments	48.6	16.8	75.1

9 Organization; Board of Directors, Management and Employees

9.1 Company structure

The figure below is an overview of the current corporate structure of Prosafe. The corporate structure after the acquisition of Consafe is shown in section 7.4.2 above:



ASA
Prosafe ASA
PUKH
Prosafe (UK) Holdings Ltd
POL
Prosafe Offshore Ltd
PRL
Prosafe Rigs Ltd
CB
Consafe (Burntisland) Ltd
PRN
Prosafe Rigs Nigeria Ltd
POAS
Prosafe Offshore AS
PRAS
Prosafe Rigs AS
PONAS
Prosafe Offshore Norge AS
TL
Tinworth Limited (50%)
PNAS
Prosafe Nautipa AS
TPL
Tinworth Pte Ltd (50%)
PPS
Prosafe Production Services Pte Ltd
PPL
Prosafe Production Pte Ltd
PSC
Prosafe Services Cote d'Ivoire Pte Ltd
PPM
Prosafe Production (M) Sdn Bhd
PPLLP
Prosafe Production LLP
PPB
PPB do Brasil Servicos Maritimos Ltda
EW
Egyptian Winlines Shipping Co. SAE
OCS
OCS Services Limited (50%)
MF
Madura FSO Private Limited (50%)
PPI
Prosafe Production Inc
PPN
Prosafe Production Nigeria Limited
OMS
Offshore Mooring Services Ltd
POP
Prosafe Offshore Pte Ltd
POEC
Prosafe Offshore Employment Company Pte Ltd
= Offshore Support Services
= Floating Production
= Holding company
= Dormant
= Abbreviation

45

9.2 Organisation

The legal structure of Prosafe, including Consafe after the planned acquisition is shown in section 7.4.2 above. The below chart depicts the organization chart for the Company:



The Board of Directors
Prosafe ASA
Arne Austreid
President & CEO
Prosafe ASA
Bjørn Henriksen
Exec. VP & CFO
Prosafe ASA
Roy Hallås
Exec. VP Corporate Bus. Dev.
Prosafe ASA
Hugh Parry
President
Floating Production
Robin Laird
President
Offshore Support Services

Prosafe is organised in a holding company structure where the two business units are organized as autonomous companies. Both business units are headquartered in Singapore. The President of the two business units reports to an independent board which is chaired by the President & CEO of Prosafe, Arne Austreid.

9.3 Management and board of directors

9.3.1 Overview of Management and Board members

The following table sets forth information with respect to members of the Board of Directors and the senior officers in the group, including shares and synthetic options held as of this date:

Name	Age	Position	Shares	Synthetic Options [4]
Board of Directors				
Reidar Lund	65	Chairman of the Board	25,000	0
Christian Brinch	60	Deputy Chairman	0	0
Elin Nicolaisen	44	Board member	0	0
Ronny Johan Langeland	44	Board member	0	0
Anne Grethe Dalane	46	Board member	0	0
Management				
Arne Austreid	50	President and CEO	12,500	30,000
Bjørn Henriksen	44	Executive vice president and CFO	140	25,000
Roy Hallås	41	Executive vice president business development	185	25,000
Robin Laird	43	President Offshore Support Services	0	25,000
Hugh Parry	58	President Floating Production	35,557	25,000
Total held by board and management			**73,382**	**130,000**

[4] The Synthetic Options do not give rights to receive shares, but to receive a monetary bonus on specific terms ref section 11.3.

9.3.2 Description of the Board of Directors

In accordance with Norwegian laws, the Board of Directors is responsible for administering the Company's affairs and for ensuring that the Company's operations are organized in a satisfactory manner.

The composition of the Board of Directors is in accordance with the recommendations in Norwegian Code of Practice for Corporate Governance dated 7 December 2004. All of the Board members are independent of the Company's main shareholders, while all of the board members are independent of the Company's executive management and material business contacts.

The Board of Directors consists of the following persons:

Reidar Lund (born 1941), Chairman of the Board

Mr. Lund has previously been the president of Transocean ASA from 1985-97 and chief executive of Prosafe ASA from 1997-99. He holds a number of directorships in offshore related enterprises. Mr. Lund has been the Chairman of Prosafe since 1999, and is due for re-election in 2007. Mr. Lund is a Norwegian citizen, and resides in Tananger, Norway.

Christian Nicolay Brinch (born 1946), Deputy Chairman
Mr. Brinch owns a consultancy business. His previous appointments include chief executive officer of Helikopter Service AS and Deputy CEO of ABB Norge. He is also the Chairman of the Board of Hafslund ASA and holds a number of other directorships. Mr. Brinch has been a director since 1997 and is due for re-election in 2008. Mr. Brinch is a Norwegian citizen and resides in Oslo, Norway.

Elin Nicolaisen (born 1962), Board member
Ms. Nicolaisen is a senior advisor at Vetco Aibel. Ms Nicolaisen has a broad managerial experience from offshore project within Vetco Aibel and ABB Offshore Systems, and she has also held the position as manager for the structural department in ABB Offshore Systems. Ms Nicolaisen was elected board member in 2006 and is due for re-election in 2008. She is a Norwegian citizen and resides in Bærum, Norway.

Ronny Johan Langeland (born 1962), Board member
Mr. Langeland runs his own investment and consultancy company. His previous appointments include vice president for investment at Storebrand and Avanse Forvaltning. Mr. Langeland has been a director since 2002 and is due for re-election in 2008. Mr. Langeland is a Norwegian citizen and resides in Rælingen, Norway.

Anne Grethe Dalane (born 1960), Board member
Ms Dalane is Vice President for Human Resources at Yara International. She has been employed by Hydro since 1984 and has held a numerous financial positions including vice president for human resources at Hydro Oil and Energy from 2001 to 2003, Vice President Corporate Strategy from 2000 and until 2001 and Vice President Finance of Oil and Gas from 1996 to 1999. Ms Dalane has served as a director since 2004 and is due for re-election in 2007. Ms Dalane is a Norwegian citizen, and resides in Oslo, Norway.

9.3.3 Description of the group executive management

The group executive management consists of the following persons.

Arne Austreid (born 1956), President & CEO

Mr Austreid has been President & CEO of Prosafe since 1999. He is educated as a petroleum engineer and has an MBA from the University of Aberdeen. Mr Austreid joined Prosafe in 1998 as vice president marketing and business development. From 1982 to 1998, he held a number of positions in Transocean ASA, both offshore and onshore, and was president at his departure. Mr. Austreid is a director of the board of Solstad Offshore ASA, and chairman of the board of the Norwegian Petroleum association. Mr. Austreid is a Norwegian citizen and resides in Kopervik, Norway.

Bjørn Henriksen (born 1961), Executive Vice President & CFO

Mr Henriksen has been Executive Vice President & CFO of Prosafe since March 2005.

He graduated as a state-authorised accountant from the Norwegian School of Economics and Business Administration in Bergen. Mr Henriksen joined Transocean in 1992 and has held a number of positions there and in Prosafe, including president of Prosafe Offshore Ltd and of Prosafe Production. Henriksen is a Norwegian citizen and resides in Sandnes, Norway.

Roy Hallås (born 1965), Executive Vice President Business Development

Mr. Hallås has been Executive Vice President Business Development since February 2006.

With an engineering degree from the Norwegian University of Science and Technology in Trondheim, he joined Prosafe in May 1997 and has held a number of positions there. These include president of Prosafe Drilling Services and Executive Vice president Corporate Relations. Prior to joining Prosafe, he held various positions in Transocean, the Norwegian Petroleum Directorate and Norsk Hydro. Hallås is a Norwegian citizen and resides in Stavanger, Norway.

Robin Laird (born 1963), President Offshore Support Services

Mr. Laird has been President of Offshore Support Services since March 2005.

He has a BSc from Edinburgh University and is a chartered public accountant in Scotland. Mr Laird was appointed Vice President Finance for Prosafe Offshore in 1995. Before that, he worked as controller at the Ben Line Group in Edinburgh. Laird is a citizen of Scotland and resides in Singapore.

Hugh Parry (born 1948), President Floating Production

Mr Parry has been President of Floating Production since July 2005.

He qualified as a chartered public accountant and has an HDip Tax from the University of Natal in South Africa. Mr Parry was appointed vice president finance for Prosafe Production in 1998. Before that, he worked as CFO for Grinrod Limited and as a partner in London accountant Moore Stephens. Parry is a South-African citizen and resides in Singapore.

9.3.4 General information concerning the members of the management and Board

During the last five years preceding the date of this document, no member of the Board of Director or the senior management has:

- any convictions in relation to indictable offences or convictions in relation to fraudulent offences;
- received any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company; or
- been declared bankrupt or been associated with any bankruptcy, receivership or liquidation in his capacity as a founder, director or senior manager of a company.

Over the five years preceding the date of this document, the members of the Board and the senior management hold or have held the following directorships (apart from their directorships of the Company) and/or partnerships:

Board of Directors	Current directorships / partnerships / other positions	Previous directorships / partnerships / other positions
Reidar Lund	Chairman of Prosafe, Board member Holta & Håland AS and Tollgården AS.	Board member Kværner ASA, Skanem and Simon Møksta Holding AS.
Christian Brinch	Board member Prosafe, Chairman Hafslund ASA, board member of NSB AS, Technor ASA, Kverneland ASA, Steen og Strøm ASA. Chairman of Kongsberg Gruppen, Gresvig ASA.	Chief executive officer of Helikopter Service AS, Deputy CEO of ABB Norge, Board member Oslo Areal ASA.
Elin Nicolaisen	Board member Prosafe, Senior advisor at Vetco Aibel	Chief Engineer ABB Offshore System, senior advisor Vetco Aibel
Ronny Johan Langeland	Board member Prosafe, Man. director of Fortissomo AS, Chairman of Technor AS and Conceptor ASA, board member of Gresvig ASA, Otrum ASA and Ementor ASA.	Vice president for investment at Storebrand, Vice president for investment at Avanse Forvaltning.
Anne Grete Dalane	Board member Prosafe, Vice President for Human Resources at Yara International, chairman Yara Pensjonskasse, member of election committee Kongsberg Gruppen, Board member of EDB Business Partner ASA.	Director human resources Hydro Oil & Energy, assisting director Strategy Hydro Corporate, board member Marintek a.s, deputy board member Schibsted ASA, board member Giga as.

Management	Current directorships / partnerships / other positions	Previous directorships / partnerships / other positions
Arne Austreid	President & CEO of Prosafe, Board member of Solstad Offshore ASA, Chairman of the Norwegian Petroleum association.	Member of the Executive Commitee of the Norwegian Oil Industry Association.
Bjørn Henriksen	Executive Vice President & CFO of Prosafe.	
Roy Hallås	Executive Vice President Business Development Prosafe, board member Simon Møkster Holding AS, KCA Deutag Drilling Norge AS.	
Robin Laird	President Offshore Support Services Prosafe.	
Hugh Parry	President of Floating Production Prosafe, Board member Island Trading and Shipping Pte Ltd and Cape Cellars Pte Ltd.	

9.3.5 Compensation to the Board of Directors and executive management

Remuneration

(NOK 1,000)	2005
Directors	2,089
Chairman of the Board	2,012
President and CEO	2,977
Corporate management (pay, bonus and other remuneration)	14,138
Corporate management (exercise of subscription rights)	2,507

The current bonus scheme was introduced in 2003, and embraces the corporate management as well as the management team in each of the business units, a total number of 20 employees. The size of the bonuses paid is depending on the achievement of defined results in relation to HSE, earnings, attainment of strategic goals and – in the case of the corporate management team – the development of the share price. The total bonus payment based on targets reached in 2005 is calculated to be US$ 0.6 million, including pay roll taxes. A corresponding sum has been allocated for payment in 2009: As a long-term incentive to ensure continuity among senior employees, the Company matches bonus payments in the ration of 1:1 with three years' delay.

The Annual General Meeting held on 3 May 2006 resolved to authorise the Board of Directors to grant a maximum of 600,000 synthetic options during a three-year period and annually a maximum of 40,000 synthetic options to the President & CEO. Allocation will take place annually, first time in May 2006, with reference to the share price on the time of allocation, while redemption can be at the earliest two years after each allocation and at the latest in May 2012 – and then with reference to the share price at the time of redemption, adjusted for dividend during this period. Net profit after tax after a possible redemption should be used to buy shares in the company at market value.

The Company's remuneration model does not embrace share options or subscription rights. In connection with the acquisition of Nortrans Offshore Ltd. in 2001, subscription rights in Nortrans were converted to subscription rights in Prosafe. These rights expired 30 April 2006.

Severance pay

Members of the corporate management have agreements on severance pay. Under these agreements, the Company guarantees a remuneration corresponding to the remuneration received at the time of departure for a period of up to two years after the normal six month period of notice. With the exception of the agreement with the President & CEO, these agreements specify that benefits received from new employers are deducted from the remuneration due unless the person concerned left as a result of an acquisition, sale or merger. The President & CEO has an agreement on early retirement pension after the age of 60 and until the age of 67. With full earning of pension entitlement, the annual early retirement pension will equal 24 times the national insurance base rate.

9.3.6 Pension plans

Prosafe has pension schemes for employees who entitle them to future pension benefits (defined benefit plans). The number of people included in this scheme is ten. Agreements have also been concluded on early retirement under Norway's AFP scheme. The Company also has pension liabilities in respect of the Chairman of the Board and the President & CEO, which are partly financed from operations. In addition, the Company has a defined contribution plan for senior officers.

NOK 1,000	2005	2004
Pension expenses for the year	1,905	1,173
Net pension liabilities recognised in balance sheet	18,754	21,462

9.4 Corporate Governance compliance

Prosafe's system of corporate governance is based on its vision and strategy. The business of the group is organised on the basis of a simple, clear and efficient model with a clear division of responsibilities and measurable corporate synergies in finance, insurance and information technology.

In combination with a broadly-based Board of Directors, a constructive mode of working in relation to the Company's administration and precise reporting, the basis has been laid for efficient management, equal treatment of all shareholder interests, and a controlled and profitable development of the Company.

9.4.1 Norwegian Code of Practice for Corporate Governance

Prosafe is listed on the Oslo Stock Exchange, and is subject to Norwegian statutes concerning limited companies, accounting, the stock market and securities trading. The Company observes the Norwegian Code of Practice for corporate governance of 8 December 2005.

Prosafe wishes to clarify the division of roles between shareholders, Board of Directors and Chief Executive, and has accordingly chosen to describe its corporate governance in relation to the Norwegian Code of Practice.

The business

Prosafe's Articles of Association and its declared vision, goals and strategies provide the information needed to help to ensure that shareholders can anticipate the scope of its activities.

The object of Prosafe is to conduct exploration for, drilling for and production of petroleum deposits and other natural resources on land or from fixed or mobile installations offshore, and to own, lease and operate the equipment deemed to be requisite and desirable in that connection, including mobile drilling rigs and vessels, etc, to provide related services and consultancy, engineering and fabrication services, and to deliver products and services in connection with its own business or that of others, including participation in other companies as a shareholder or in another manner.

This object is enshrined in article 3 of the Company's Articles of Association. The articles can be found on page 85 in this report and on the group's web site at www.prosafe.com.

Equity and dividends

Prosafe's book equity ratio at 31 December 2005 was 41% (2004: 45.7%). The Company has a solid financial position which supports its expressed strategy and dividend policy.

Prosafe's shareholders will receive a competitive return on their shares through a combination of share price development and direct return in the form of dividend. Prosafe's aim is that 30-50% of the Company's annual net profit will be returned to its owners in the form of a dividend. In 2005, the Company paid an ordinary dividend of NOK 5 per share for fiscal 2004 as well as a special dividend of NOK 6 per share. The Board of Directors proposed to the Company's general meeting that a dividend of NOK 5.5 per share was paid for fiscal 2005.

The annual general meeting of 3 May 2005 authorised the Board of Directors to increase the share capital of Prosafe by a maximum of NOK 449,990 by issuing up to 44,999 new shares with a nominal value of NOK 10 each in connection with the exercise of existing option agreements. These obligations were taken over by the company with the acquisition of Nortrans Offshore.

Pursuant to section 9, sub-section 4 of the Norwegian Act on Public Limited Companies, the annual general meeting of 3 May 2005 authorised the Board of Directors to acquire up to 10% of the Company's own shares. This authority allows the board to buy shares up to a total nominal value of NOK 340,718,860. The Board of Directors is free to decide on purchase methods and sales of the company's own shares. The Company will pay a minimum of NOK 10 (nominal value) and a maximum of NOK 300 per share acquired under this authorisation, which is effective for 18 months from 3 May 2005.

Equal treatment of shareholders

Prosafe has one class of shares. The Articles of Association place no restrictions on voting rights. All the shares have equal rights.

The Board of Director's right to acquire the Company's own shares is conditional of such purchases being made in the market.

Transactions with close associates

No transactions took place in 2005 between the Company and its shareholders, directors, senior officers or the close associates of any of these.

Prosafe has rules which ensure that directors and senior officers report to the Board of Directors if they have a significant interest, directly or indirectly, in any agreement concluded by the Company.

Free negotiability

All Prosafe's Shares are freely negotiable. Its Articles of Association place no restrictions on negotiability.

General meeting

The general meeting secures the participation of shareholders in the Company's highest decision-making body. The Company's Articles of Association are adopted by the general meeting. All shareholders are entitled to submit matters for inclusion on the agenda of a general meeting, as well as to attend, speak at and vote at the meeting.

The Annual General Meeting must be held by 30 June every year and the Annual General Meeting 2006 was held on 3 May. Written notice of the meeting is being sent to all shareholders no later than two weeks before the meeting is due to be held. Weight is given to including all requisite information in the supporting documents relating to items on the agenda so that shareholders can take a position on all matters to be discussed.

Shareholders wishing to attend the general meeting must notify the Company of this intention before the deadline stipulated in the notice. The Board of Directors wishes to facilitate the attendance of as many shareholders as possible. It accordingly aims to set the deadline for notification of attendance as close as possible to the meeting date. Shareholders who are unable to attend are encouraged to appoint a proxy. From 2006, Prosafe made it possible to appoint a proxy for each issue on the agenda.

Historically, the Chairman of the Board, the auditor and at least one member of the election committee have been present at the General Meeting. Of senior officers, at least the Chief Executive and the Chief Financial Officer have attended. Prosafe wishes to facilitate a dialogue with shareholders at the general meeting, and will therefore encourage directors to attend in future.

The agenda is determined by the Board og Directors, with the main items as specified in Article 6 of the Articles of Association. The meeting is opened by the Chairman of the Board, and a Chairman for the meeting is then elected. The minutes of the general meeting will be published as a stock exchange announcement and posted to the company's web site.

Election committee

Pursuant to Article 5 of its Articles of Association, Prosafe has an election committee comprising three members and one alternate, with one member appointed by the Board of Directors and the other two members plus the alternate elected by the general meeting, all to serve for a period of two years. When directors elected by the shareholders are to be elected, the election committee will meet and submit its recommendations to the general meeting. As far as possible, the election committee's recommendations will be sent to shareholders together with the notice of the general meeting.

The committee that was elected by the Annual General Meeting of 3 May 2005 comprises:

Hans Thrane Nielsen, deputy chief executive, Storebrand Kapitalforvaltning

Jarl Ulvin, vice president for investment, Odin Forvaltning AS

Christian Brinch, deputy chair, Prosafe ASA

Alternate: Truls Evensen, senior fund manager, Storebrand Kapitalforvaltning

In addition to an appropriate combination of expertise and experience, the election committee will give weight when nominating new directors to the guidelines issued by Norway's Minister of Industry for increasing the proportion of women directors in Norwegian companies. The presentation of the Board indicates which directors was up for election at the Annual General Meeting held on 3 May 2006. The election committee also recommends the fees to be paid to directors.

Composition and independence of the board

Following the sale of Prosafe Drilling Services AS, the Board of Directors of Prosafe comprises five shareholder-elected directors. Continuity on the Board of Directors is ensured by staggering the election of directors and by providing newly-elected directors with a thorough briefing about the company's history, business, status and challenges. The Board of Directors gives weight to avoiding conflicts of interest between directors, senior officers, their close associates and external players with whom the company collaborates.

The Board of Directors also seeks to ensure that directors and senior officers possess expertise, both broad-based and in-depth, relevant to the business pursued and to the different market segments served nationally and internationally. Directors are elected for two-year terms.

The Company's Chairman is the former President of Prosafe and receives a pension from the company. Directors are otherwise independent of the Company and its management.

The presentation of the Board indicates which of the directors are up for election at the Annual General Meeting in May 2006.

Work of the board

The Board of Directors of Prosafe has overall responsibility for the development of the Company.

The Company's operations and strategic direction are regularly reviewed with the help of periodic board meetings and annual strategy and budgetary processes, supplemented by on-going strategic discussions and monthly reporting of significant events. In parallel, a constructive on-going dialogue is pursued between board and administration. The Board is also responsible for reaching decisions which form the basis for improving and executing investments and structural measures.

Scheduled board meetings are held eight to 12 times a year, but the work schedule is flexible and otherwise adaptable to the need to consider relevant operational and strategic circumstances.

The Board has adopted rules of procedure for itself and the administration, with particular emphasis on a clear internal division of responsibilities and duties.

The Board has drawn up separate instructions for the administration. A job description for the Chief Executive Officer specifies his duties, authority and responsibilities in relation to the rules governing the business. The Chief Executive Officer has a particular responsibility for ensuring that the board receives precise, relevant and timely information which is sufficient for the board to be able to execute its duties.

Prosafe does not have a separate internal audit function. Auditing of the accounts is handled through various forms of division of labour, guidelines and approval routines. The Company's internal financial transactions are subject to special control systems and routines. Financial risk is managed by the group's central finance function.

The Company has clear rules on in-house communication, and has clearly defined which persons are authorised to speak to the external market on its behalf concerning various issues.

Monthly financial reports are received by the Board.

The Chairman of the Board has a particular responsibility for ensuring that the board's work is well organised and efficiently conducted. The Chairman of the Board of Prosafe encourages open and constructive debate by the board. The Board has elected a Deputy Chairman who can act when the chair is unable to lead its work.

The Board has assessed the use of board committees. An election committee is specified in the group's Articles of Association. In addition the board has established a Compensation and Benefit committee. The Board has not otherwise found it appropriate to appoint committees. This is primarily because all the directors are regarded as independent, and the chief executive is not a director. The Board is accordingly unaffected by problems relating to independence, which are often used as an argument for appointing board committees.

The Board of Directors undertakes a yearly self-evaluation of its working methods, composition and the way the directors function both individually and collectively in relation to the goals set for their work. In this context, the board also assesses itself in relation to corporate governance. The assessment is made available to the election committee.

Remuneration of the board

The Aannual General Meeting determines directors' fees. Remuneration of the board reflects its responsibilities, expertise, commitment of time and the complexity of Prosafe's activities. Directors' fees are not related to the company's performance, and no options are given to directors.

Remuneration paid to the Board in 2005 totalled NOK 2,089,000, which breaks down as NOK 400,000 for the chair, NOK 300,000 for the Deputy Chairman and NOK 260,000 each for the other directors. The Chairman of the Board is a former Chief Executive Officer of Prosafe and also receives a pension from the Company.

Remuneration of senior officers

The terms of employment of the President & CEO are decided by the Board of Directors, which conducts a detailed annual assessment of his salary and other remuneration.

Prosafe aims to provide a competitive total package for senior officers. By and large, the basis for comparison is the practice followed by other companies involved in the oil and gas sector in the geographic areas where Prosafe pursues its operations. The total remuneration package for the corporate management team and other senior officers comprises three principal elements – basic pay, variable pay and other benefits, including company car, pension and insurance schemes. Introduced in 2003, the Company's bonus scheme embraces 20 employees. The size of bonuses depends on achieving defined results for health, safety and the environment, earnings, meeting strategic targets and – in the case of the corporate management team -- the development of the share price. The total bonus payment based on targets reached in 2005 is calculated to be US$ 0.5 million, including payroll taxes. In addition, the Company matches bonus payments in the ratio of 1:1 with three year's delay as a long-term incentive to secure continuity among senior officers.

The Company's remuneration model does not embrace share options or subscription rights. However, the Annual General Meeting held on 3 May 2006 authorised the Board to grant up to 600,000 synthetic share options to members of the management over a 3 year period. In connection with the acquisition of Nortrans Offshore Ltd in 2001, the senior officers of Floating Production were allocated subscription rights in the company by converting share options in Nortrans Offshore to subscription rights in Prosafe. For further details of this scheme, see note 16 to the consolidated accounts.

Remuneration paid to the corporate management is specified in note 6 to the consolidated accounts.

Information and communication

Prosafe presents preliminary annual accounts in early February. Complete accounts, the directors' report and the annual report are sent to shareholders and other stakeholders in April. Beyond this, Prosafe presents its interim accounts on a quarterly basis. Its financial calendar is published on the company's web site at www.prosafe.com and in the annual report.

Open investor presentations are held in connection with the reporting of annual and interim results for Prosafe ASA. The Chief Executive Officer and Chief Financial Officer use these occasions to review the results and comment on operations, markets and prospects. These presentations can also be accessed on Prosafe's web site.

A continuous dialogue is otherwise maintained with, and presentations provided for, analysts and investors. In order to ensure equal treatment of its shareholders, one of Prosafe's aims is to make sure at all times that the stock market is in possession of correct, clear and timely information about the company's operations and condition. The Company gives great weight to treating all analysts equally. Prosafe was awarded the Oslo Stock Exchange's Information and English symbols in October 2004.

Take-overs

Prosafe has no defence mechanisms against take-over bids in its Articles of Association, and has not implemented other measures which limit the opportunity to acquire shares in the Company.

Auditor

Ernst & Young, represented by partner Jostein Johannessen in Stavanger, has been the Company's auditor since 1997. The auditor always attends the meetings of the Board of Directors which consider the annual accounts. To ensure continued independence, Mr. Johannessen will step down as the Company's auditor with effect from 2006 and be replaced by another partner at Ernst & Young. The auditor's fees expensed in 2005 totalled NOK 815,000. Consultancy fees paid to the Company's elected auditor in 2005 were expensed at NOK 231,000 on a consolidated basis. These fees relate to accounting and tax-related issues.

9.5 Employees

9.5.1 Number of employees

As per this date, the Company has a total of 665 employees. The table below shows an overview of the development of the number of employees in the group:

Number of employees 31 December	2005	2004	2003
Offshore Support Services	118	119	115
Floating Production	537	459	490
Parent company	10	8	10
Drilling Services (sold 1 Aug 2005)	0	871	1,331
Total number of employees	**665**	**1,457**	**1,946**

9.5.2 Share purchase program for employees

Prosafe provides opportunities for each employee to become a shareholder in their own Company. In that context, the group's share purchase programme for employees was implemented again in 2005. This was the sixth time that the whole workforce has been given the opportunity to buy shares in their own company for up to NOK 7,500 with a 20% discount.

10 Operating and Financial review

10.1 Pro forma financial data for the combined company

10.1.1 Basis for preparation

The following table sets forth pro forma combined financial data for the year ended 31 December 2005 in addition to the first quarter ended 31 March 2006. The pro forma combined financial data have been derived from the financial statements of Prosafe, as adjusted to illustrate the effect on the Company's consolidated results due to the acquisition of Consafe in 2006, as if the acquisition had occurred on 1 January 2005.

The reader should read the following pro forma financial data in conjunction with the Company's consolidated IFRS financial statements and the notes thereto.

The pro forma financial data does not reflect the Company's actual results of operation and is not necessarily indicative of the results that would have been attained if the Company's acquisition of Consafe had occurred on 1 January 2005.

The pro forma financial figures have been prepared based on the following assumptions and adjustments:

- The pro forma financial information has been prepared assuming that the Company's acquisition of Consafe was undertaken on 1 January 2005 and that Consafe was consolidated on a 100% basis from this date; and
- The pro forma financial information has been prepared based on the Company's historical IFRS financial statements as adjusted for the acquisition in the manner described above.

10.1.2 Pro forma profit and loss account

The below table shows the pro forma profit and loss account as per 1Q 2006:

(US$ million)	Prosafe	Consafe	Consolidated before adjustment	Pro forma adjustment	Consolidated after adjustment
Operating revenues	75.1	16.7	91.8	0.0	91.8
Operating expenses	-31.7	-11.3	-43.0	0.0	-43.0
Operating profit before depreciation	**43.4**	**5.4**	**48.8**	**0.0**	**48.8**
Depreciation	-11.8	-2.0	-13.8	-0.4	-14.2
Operating profit	**31.6**	**3.4**	**35.0**	**-0.4**	**34.6**
Interest income	1.4	0.2	1.6	0.0	1.6
Interest expenses	-5.1	-2.3	-7.4	0.0	-7.4
Other financial items	4.2	1.0	5.2	0.0	5.2
Net financial items	**0.5**	**-1.1**	**-0.6**	**0.0**	**-0.6**
Profit before taxes	**32.1**	**2.3**	**34.4**	**-0.4**	**34,4**
Taxes	-1.4	0.6	-0.8	0.0	-0.8
Net profit continuing operations	**30.7**	**2.9**	**33.6**	**-0.4**	**33.2**
Net profit discontinuing operations	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Net profit	**30.7**	**2.9**	**33.6**	**-0.4**	**33.2**

The below table shows the pro forma profit and loss account for the full year ended 31 December 2005:

(US$ million)	Prosafe	Consafe	Consolidated before adjustment	Pro forma adjustment	Consolidated after adjustment
Operating revenues	295.3	35.6	330.9	0.0	330.9
Operating expenses	-144.4	-30.7	-175.1	0.0	-175.1
Operating profit before depreciation	**150.9**	**4.9**	**155.8**	**0.0**	**155.8**
Depreciation	-47.3	-3.1	-50.4	-1.4	-51.8
Operating profit	**103.6**	**1.8**	**105.4**	**-1.4**	**104.0**
Interest income	4.3	1.1	5.4	0.0	5.4
Interest expenses	-17.6	-3.8	-21.4	0.0	-21.4
Other financial items	-2.6	3.2	0.6	0.0	0.6
Net financial items	**-15.9**	**0.5**	**-15.4**	**0.0**	**-15.4**
Profit before taxes	**87.7**	**2.3**	**90.0**	**-1.4**	**88.6**
Taxes	-122.8	-4.9	-127.7	0.0	-127.7
Net profit continuing operations	**-35.1**	**-2.6**	**-37.7**	**-1.4**	**-39.1**
Net profit discontinuing operations	**81.5**	**0.0**	**81.5**	**0.0**	**81.5**
Net profit	**46.4**	**-2.6**	**43.8**	**-1.4**	**42.4**

10.1.3 Pro forma balance sheet

The table below shows the pro forma balance sheet for the 1Q 2006 ended 31 March 2006:

(US$ million)	Prosafe	Consafe	Consolidated before adjustment	Pro forma adjustment	Consolidated after adjustment
Goodwill	128.3	0.0	128.3	274.3	402.6
Rigs	355.4	239.9	595.3	81.7	677.0
Ships	354.6	0.0	354.6	0.0	354.6
Other fixed assets	8.3	60.1	68.4	0.0	68.4
Total fixed assets	**846.6**	**300.0**	**1,146.6**	**356.0**	**1,502.6**
Cash and deposits	218.8	23.9	242.7	0.0	242.7
Other current assets	57.8	4.0	61.8	0.0	61.8
Total current assets	**276.6**	**27.9**	**304.5**	**0.0**	**304.5**
Total assets	**1,123.2**	**327.9**	**1,451.1**	**356.0**	**1,807.1**
Share capital	44.8	3.9	48.7	16.0	64.7
Other equity	420.5	171.5	592.0	340.0	932.0
Total equity	**465.3**	**175.4**	**640.7**	**356.0**	**996.7**
Interest-free long-term liabilities	120.9	2.3	123.2	0.0	123.2
Interest-bearing long-term debt	347.3	139.0	486.3	0.0	486.3
Total long-term liabilities	**468.2**	**141.3**	**609.5**	**0.0**	**609.5**
Dividends payable	0.0	0.0	0.0	0.0	0.0
Other interest-free current liabilities	152.9	11.2	164.1	0.0	164.1
Current portion of long-term debt	36.8	0.0	36.8	0.0	36.8
Total current liabilities	**189.7**	**11.2**	**200.9**	**0.0**	**200.9**
Total equity and liabilities	**1,123.2**	**327.9**	**1,451.1**	**356.0**	**1,807.1**

The table below shows the pro forma balance sheet for the full year ended 31 December 2005:

(US$ million)	Prosafe	Consafe	Consolidated before adjustment	Pro forma adjustment	Consolidated after adjustment
Goodwill	128.3	0.0	128.3	274.3	402.6
Rigs	360.9	235.1	596.0	82.1	678.1
Ships	203.8	0.0	203.8	0.0	203.8
Other fixed assets	8.2	59.0	67.2	0.0	67.2
Total fixed assets	**701.2**	**294.1**	**995.3**	**356.4**	**1,351.7**
Cash and deposits	303.6	29.8	333.4	0.0	333.4
Other current assets	55.9	6.0	61.9	0.0	61.9
Total current assets	**359.5**	**35.8**	**395.3**	**0.0**	**395.3**
Total assets	**1,060.7**	**329.9**	**1,390.6**	**356.4**	**1,747.0**
Share capital	44.8	3.9	48.7	16.0	64.7
Other equity	390.2	168.6	558.8	340.4	899.2
Total equity	**435.0**	**172.5**	**607.5**	**356.4**	**963.9**
Interest-free long-term liabilities	117.6	2.9	120.5	0.0	120.5
Interest-bearing long-term debt	363.0	141.0	504.0	0.0	504.0
Total long-term liabilities	**480.6**	**143.9**	**624.5**	**0.0**	**624.5**
Dividends payable	30.2	0.0	30.2	0.0	30.2
Other interest-free current liabilities	87.0	13.5	100.5	0.0	100.5
Current portion of long-term debt	27.9	0.0	27.9	0.0	27.9
Total current liabilities	**145.1**	**13.5**	**158.6**	**0.0**	**158.6**
Total equity and liabilities	**1,060.7**	**329.9**	**1,390.6**	**356.4**	**1,747.0**

10.1.4 Notes to the pro forma accounts

General

The pro forma accounts have been prepared based on International Financing Reporting Standards (IFRS). Due to immateriality, no adjustments relating to alignment of accounting principles have been made.

The basis for the pro forma accounts is Prosafe's annual report for 2005, Prosafe's first quarter report 2006, Consafe's annual report for the financial year ended 30 June 2005, Consafe's annual report for 2005 for the six month financial year, and Consafe's first quarter report 2006.

Calculation and allocation of acquisition cost

The acquisition cost of USD 531.8 million is calculated based on a price of NOK 332.50 per Prosafe Share, which is equal to the closing price on 18 May 2006, and a US$/NOK exchange ratio of 6.15. The pro forma accounts have been compiled based on the acquisition method, i.e. all assets and liabilities of Consafe are stated at fair value in the combined pro forma accounts. The excess amount of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill. Out of the excess value of US$ 356.4 millon, US$ 82.1 million has been allocated to rigs and the remaining US$ 274.3 million to goodwill. The amount allocated to rigs reflects the average estimates from two independent brokers less the book value of the rigs in the accounts of Consafe Offshore as at 31 March 2006. Depreciation in the pro forma accounts has been adjusted to reflect the amount allocated to the rigs. The excess value has been depreciated by US$ 0.4 million in 2005 and 1Q 2006 respectively.

Accounting principles

Functional and presentation currency

The group's presentation currency is US dollars (US$). This is also the group's functional currency. When consolidating companies with a functional currency other than the US£, profit and loss items are translated at the average exchange rate for the period, while balance sheet items are translated at the exchange rate on the balance sheet date. Translation differences are taken directly to equity.

Recognition of revenues and expenses

Revenues are recognised when it is likely that a transaction will generate financial benefits which will accrue to the group, and this benefit can be reliably estimated. The group's revenues are based mainly on dayrates from charters for the group's rigs and ships. A liability is recognised when it is likely that an event will involve a payment, and this liability can be reliably estimated.

Classification of balance sheet items

Assets for long-term ownership or use are classified as fixed assets. Other assets are classified as current assets. Liabilities which fall due more than one year after being incurred are classified as long-term liabilities, with the exception of next year's instalment on long-term debt. This is presented as current interest-bearing debt. Liabilities which fall due less than one year after they are incurred are classified as current liabilities.

Fixed assets

Tangible fixed assets are stated at acquisition cost less cumulative depreciation and write-downs. Assets are depreciated on a straight-line basis over their estimated economically useful lives, with account taken of their estimated residual value.

Goodwill

Goodwill is stated at acquisition cost, less any cumulative write-downs. Goodwill is not depreciated, but the book value is tested annually for impairment and a possible requirement for a write-down.

Discontinuing operations

The Drilling Services division was sold 1 August 2005. Profit from Drilling Services and the gain on the sale is presented net in the profit and loss account for 2005 as "Net profit discontinued operations". The net profit is US$ 81.5 million.

10.1.5 Statement on review of pro forma financial information

Report on Examination of Pro Forma Financial Information at Year-End With a Review of Pro Forma Financial Information for a Subsequent Interim Date

Independent Accountant's Report

We have examined the pro forma adjustments reflecting the transaction described in the Notes to the accounts and the application of those adjustments to the historical amounts in the accompanying pro forma condensed balance sheet of Prosafe ASA as of December 31, 2005, and the pro forma condensed statement of income for the period then ended. The historical condensed financial statements are derived from the historical financial statements of Prosafe ASA for 2005, which were audited by us, and the historical financial statements of Consafe Offshore AB for the periods July 1, 2004 – June 30, 2005 and July 1, 2005 – December 31, 2005, which were audited by PricewaterhouseCoopers, appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions described in the Notes to the accounts. Prosafe ASA's management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our examination.

Our examination was conducted in accordance with Norwegian Auditing Standards, RS 800, and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In addition, we have reviewed the pro forma adjustments and the application of those adjustments to the historical amounts in the accompanying pro forma condensed balance sheet of Prosafe ASA as of March 31, 2006, and the pro forma condensed statement of income for the three months then ended. The historical condensed financial statements are derived from the historical financial statements of Prosafe ASA, which were reviewed by us, and of Consafe Offshore AB, which were reviewed by PricewaterhouseCoopers, appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions as described in Notes to the accounts.

Our review was conducted in accordance with Norwegian Auditing Standards SBR 2400. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments, and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the pro forma condensed balance sheet as of March 31, 2006, and the pro forma condensed statement of income for the three months then ended.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transaction occurred at an earlier date. However, the pro forma condensed financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transaction actually occurred earlier.

In our opinion,

- management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in the Notes to the accounts as of December 31, 2005,
- that basis is consistent with the accounting policies of the issuer
- the pro forma financial information has been properly compiled on the basis stated

Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in Notes to the accounts as of March 31, 2006.

Ernst & Young AS

Stavanger, Norway

Jostein Johannessen

Partner

June 1, 2006

10.2 Historical financial data for Prosafe prior to acquisition of Consafe

10.2.1 Basis for preparation

The consolidated accounts for 2005 have been prepared in accordance with the International Financial Reporting Standards (IFRS). The Annual Report for the financial year 2005 including the clean auditor report is included in Appendix 2 to this Prospectus. Figures for 2004, which were previously reported in accordance with Norwegian generally accepted accounting principles, have been restated to the IFRS for comparative purposes. A description of changes to the group's accounting principles as a consequence of the transition to the IFRS and what the implementation impact has been is provided in note 23 to the Annual Report included in this Prospectus as appendix 2. The accounts are based on historical costs except for financial derivatives, which are stated at their fair value. The annual accounts have been audited. The quarterly accounts are unaudited.

The figures for 2003 have been derived from the Company's annual report for 2004, which have been prepared in accordance with NGAAP. Prosafe has completed and issued audited annual accounts for the financial years 2003 to 2005. The Company's auditor has given clean auditor reports for each of the financial years 2003 to 2005. The annual report for the financial year 2004 including the auditors report was published on 15 April 2005 on www.newsweb.no under the ticker code "PRS", and the annual report for the financial year 2003 was published at the same place on 6 April 2004. The Annual Reports are also available on www.prosafe.com. The annual accounts and auditors reports for the financial years 2003 and 2004 are hereby incorporated by reference. Copies of previous annual reports and quarterly reports may be derived and downloaded from the Company's web-page at the address: www.prosafe.com.

10.2.2 Liquidity and Capital resources

Since its incorporation, the Company has raised approximately USD314 million through issuing new Shares and bonds, and these funds have financed the Company's commitments and liabilities.

As of 31 May 2006, the Company had cash, cash equivalents and marketable securities of USD 218.8 million.

The Company believes that its current capital resources will be sufficient to fulfil commitments referred to under the section 10.4 "Investments". The adequacy of available funds will depend on many factors, including the further growth of the business, capital expenditures, market development, competition and potential acquisitions. Accordingly, the Company may require additional funds and seek to raise such funds through issuing new equity or debt.

10.2.3 Accounting policies

Segment reporting
The segmentation is based on the various types of products and services which the group provides. The group has two business units: Offshore Support Services (chartering and operation of accommodation/service rigs) and Floating Production (chartering and operation of floating production and storage vessels). No material transactions take place between the business units. Non-allocated expenses relate to corporate administration and other expenses which cannot reasonably be allocated to the business units. Non-allocated balance sheet items relate mainly to cash and deposits owned by the parent company.

Functional and presentation currency
The group's presentation currency is US dollars (US$). This is also the group's functional currency. When consolidating companies with a functional currency other than the US$, profit and loss items are translated at the average exchange rate for the period, while balance sheet items are translated at the exchange rate on the balance sheet date. Translation differences are taken directly to equity.

Consolidation principles
The consolidated accounts include Prosafe and subsidiaries. All subsidiaries are wholly owned. The subsidiaries' accounts are included in the consolidated accounts from the acquisition date. Sold subsidiaries are included until the sale date. The acquisition cost of the shares is set off against the equity in the respective subsidiaries in accordance with the acquisition method. Any value in excess of book value is entered in the accounts at gross value with a provision for deferred tax. Any residual value is stated as goodwill. Excess value on tangible fixed assets is depreciated over its estimated useful life. All transactions and balances between the companies included in the consolidation are eliminated.

Investments in joint ventures are accounted for by proportionate consolidation.

Recognition of revenues and expenses
Revenues are recognised when it is likely that a transaction will generate financial benefits which will accrue to the group, and this benefit can be reliably estimated. The group's revenues are based mainly on dayrates from charters for the group's rigs and ships. A liability is recognised when it is likely that an event will involve a payment, and this liability can be reliably estimated.

Classification of balance sheet items
Assets for long-term ownership or use are classified as fixed assets. Other assets are classified as current assets. Liabilities which fall due more than one year after being incurred are classified as long-term liabilities, with the exception of next year's instalment on long-term debt. This is presented as current interest-bearing debt. Liabilities which fall due less than one year after they are incurred are classified as current liabilities.

Tangible fixed assets are stated at acquisition cost less cumulative depreciation and write-downs. Assets are depreciated on a straight-line basis over their estimated economically useful lives, with account taken of their estimated residual value. Write-downs are made if the recoverable amount is lower than the book value. A writedown is reversed to the extent that the basis for the writedown is no longer present.

Goodwill is stated at acquisition cost, less any accumulated write-downs. Goodwill is not depreciated, but the book value is tested annually for impairment and a possible requirement for a write-down.

Classification
Classification costs relating to the group's offshore support rigs are recognised in the balance sheet when incurred, and amortised over the period to the next classification.

Pensions
Net pension liabilities relating to defined benefit plans are based on the actuarially-calculated present value of future pension benefits earned at the balance sheet date, less the actuarially-calculated value of pension funds. The discount rate corresponds to the interest rate on 10-year government bonds plus an 0.8% mark-up to take account of the remaining period of pension earning. The effect of changes in estimates and pension plans is amortised over the average remaining service period.

Financial instruments
The group uses various currency and interest derivatives in the financial management of its business. These are not treated in accounting terms as hedge instruments, but are valued at their fair value and classified as current assets or

interest-free current liabilities. Changes in fair value are recorded in the profit and loss account on a continuous basis and classified as financial items.

Taxes in the profit and loss account include taxes payable and changes in deferred tax. Deferred tax is calculated on the basis of temporary differences between book and tax values that exist at the end of the financial period. Deferred tax is recognized in the balance sheet when it is likely that the tax benefit can be used. Deferred tax and deferred tax benefit are recorded in the profit and loss account at nominal value.

Use of estimates when preparing the annual accounts
The management has applied estimates and assumptions which have influenced the annual accounts. Future events could lead to changes in these estimates. The estimates and assumptions are assessed on a continuous basis. Changes to estimates are recorded in the profit and loss account for the period in which the changes occur.

Monetary items in foreign currency are translated to US$ at year-end exchange rates.

Cash and deposits include cash, bank deposits and other liquid investments which can be converted to a known amount of cash and with a maturity of three months or less.

10.2.4 Consolidated profit and loss account

The consolidated profit and loss account as stated below has been derived from the Company's annual report for 2005 and 2004 in addition to the 1Q report for 2006 which has all been prepared in accordance with IFRS. The figures for the year 2003 have been prepared in accordance with NGAAP. An explanation of the impact of the transition to IFRS is stated in note 23 to the annual report for 2005, which is included as Appendix 2 to this Information Memorandum.

(US$ million)	1Q 2006 IFRS	1Q 2005 IFRS	2005 IFRS	2004 IFRS	2003 NGAAP
Operating revenues	**75.1**	**64.9**	**295.3**	**257.6**	**413.0**
Payroll expenses			(52.8)	(46.7)	(182.9)
Other operating expenses			(91.6)	(75.3)	(111.1)
Operating profit before depreciation	**43.4**	**31.2**	**150.9**	**135.6**	**119.0**
Depreciation and write down	(11.8)	(12.3)	(47.3)	(51.1)	(62.5)
Operating profit	**31.6**	**18.9**	**103.6**	**84.5**	**56.5**
Interest income	1.4	0.7	4.3	1.4	2.5
Interest expenses	(5.1)	(4.9)	(17.6)	(18.1)	(18.4)
Other financial items	4.2	2.2	(2.6)	1.6	(3.3)
Net financial items	**0.5**	**(0.9)**	**(15.9)**	**(15.1)**	**(19.2)**
Profit before taxes	**32.1**	**18.0**	**87.7**	**69.4**	**38.8**
Taxes	(1.4)	(3.7)	(122.8)	(4.3)	(17.6)
Net profit/(loss) from continuing operations	**30.7**	**14.3**	**(35.1)**	**65.1**	
Net profit discontinued operations	**0.0**	**0.4**	**81.5**	**5.1**	
Net profit	**30.7**	**14.7**	**46.4**	**70.2**	**21.2**
Earnings per share (in US$)	**0.90**	**0.43**	**1.36**	**2.06**	**0.63**
Earnings per share diluted (in US$)	**0.90**	**0.43**	**1.36**	**2.06**	**0.63**

10.2.5 Consolidated Balance sheet

The consolidated balance sheet as stated below has been derived from the Company's annual report for 2005 and 2004 in addition to the 1Q report for 2006 which has all been prepared in accordance with IFRS. The figures for the year 2003 have been prepared in accordance with NGAAP. An explanation of the impact of the transition to IFRS is stated in note 23 to the annual report for 2005, which is included as Appendix 2 to this Information Memorandum.

(US$ million)	1Q 2006 (IFRS)	1Q 2005 (IFRS)	31.12.05 (IFRS)	31.12.04 (IFRS)	31.12.03 (NGAAP)
ASSETS					
Goodwill	128.3	128.3	128.3	128.3	128.9
Rigs	355.4	360.9	360.9	375.0	411.8
Ships	354.6	203.8	203.8	187.6	214.1
Other tangible fixed assets	8.3	10.2	8.2	8.9	30.6
Other fixed assets	0.0	0.0	0.0	2.1	4.9
Total fixed assets	**846.6**	**694.8**	**701.2**	**701.9**	**790.3**
Cash and deposits	218.8	146.1	303.6	121.6	101.2
Stocks			1.1	1.2	7.4
Debtors			28.4	27.5	61.1
Other current receivables			26.4	7.7	15.1
Total current assets	**276.6**	**191.0**	**359.5**	**158.0**	**184.8**
Assets continuing operations			**1,060.7**	**859.9**	**975.1**
Assets discontinued operations	**0.0**	**100.4**	**0.0**	**121.5**	**0.0**
Total assets	**1,123.2**	**986.2**	**1,060.7**	**981.4**	**975.1**
EQUITY AND LIABILITIES					
Share capital	44.8	44.7	44.8	44.7	44.5
Share premium reserve			2.3	1.3	
Total paid-in equity			**47.1**	**46.0**	**44.5**
Other equity	420.5	419.7	387.9	402.6	374.2.
Total retained earnings			**387.9**	**402.6**	
Total equity	**465.3**	**464.4**	**435.0**	**448.6**	**418.7**
Interest-bearing long-term debt	347.3	385.9	363.0	392.8	410.6
Pension liabilities			3.1	4.0	9.1
Deferred tax			113.4	0.0	0.0
Provisions			1.1	1.3	2.0
Total long-term liabilities	**468.2**	**390.7**	**480.6**	**398.1**	**410.6**
Interest-bearing current debt			27.9	17.4	
Dividends payable	0.0	0.0	30.2	0.0	40.7
Taxes payable			4.4	2.5	16.6
Other interest-free current liabilities			82.6	38.3	77.4
Total current liabilities	**189.7**	**74.2**	**145.1**	**58.2**	**134.7**
Liabilities discontinued operations	**0.0**	**56.9**	**0.0**	**76.5**	
Total equity and liabilities	**1,123.2**	**986.2**	**1,060.7**	**981.4**	**975**

10.2.6 Consolidated cash flow statement

The consolidated cash flow statement as stated below has been derived from the Company's annual report for 2005 and 2004 in addition to the 1Q report for 2006 which has all been prepared in accordance with IFRS. The figures for the year 2003 have been prepared in accordance with NGAAP. An explanation of the impact of the transition to IFRS is stated in note 23 to the annual report for 2005, which is included as Appendix 2 to this Information Memorandum.

(US$ million)	1Q 2006 (IFRS)	1Q 2005 (IFRS)	31.12.05 (IFRS)	31.12.04 (IFRS)	31.12.03 (NGAAP)
Cash flow from operating activities					
Profit before taxes	32.1	18.0	87.7	69.4	38.8
Gain on sale of tangible fixed assets			(2.1)	(2.9)	0.7
Unrealised currency gain/loss on long-term debt	2.1	(2.6)	(8.9)	11.7	0.0
Depreciation and write down	11.8	12.3	47.3	51.1	62.5
Change in working capital	64.0	7.2	24.8	(23.3)	(6.9)
Other from operating activities	1.2	(1.9)	(2.1)	10.6	(28.7)
Net cash flow from operating activities	**111.2**	**31.8**	**146.7**	**116.6**	**66.4**
Cash flow from investing activities					
Proceeds from sale of tangible fixed assets	0.0	2.6	3.0	7.8	2.4
Acquisition of tangible fixed assets	(157.2)	(7.8)	(48.6)	(15.9)	(85.6)
Net cash flow from investing activities	**(157.2)**	**(5.2)**	**(45.6)**	**(8.1)**	**(83.2)**
Cash flow from financing activities					
New interest-bearing long-term debt	0.8	50.0	50.3	101.1	183.4
Repayment of interest-bearing long-term debt	(9.8)	(50.9)	(60.7)	(113.1)	(155.9)
Dividends paid	(30.2)	0.0	(26.4)	(74.2)	(14.6)
Paid-in capital	0.4	0.6	1.1	1.5	0.8
Net cash flow from financing activities	**(38.8)**	**(0.3)**	**(35.7)**	**(84.7)**	**13.7**
Net cash flow from continuing operations	**(84.8)**	**26.3**	**65.4**	**23.8**	
Net cash flow from discontinued operations	**0.0**	**(1.8)**	**116.6**	**(3.4)**	
Net cash flow			**182.0**	**20.4**	**(3.1)**
Cash and deposits at 01 Jan	**303.6**	**121.6**	121.6	101.2	104.3
Cash and deposits at 31 Dec	**218.8**	**146.1**	**303.6**	**121.6**	**101.2**

10.2.7 Key figures

The key figures as stated below has been derived from the Company's annual report for 2005 and 2004 in addition to the 1Q report for 2006 which has all been prepared in accordance with IFRS. The figures for the year 2003 have been prepared in accordance with NGAAP. An explanation of the impact of the transition to IFRS is stated in note 23 to the annual report for 2005, which is included as Appendix 2 to this Information Memorandum.

	1Q 2006 (IFRS)	1Q 2005 (IFRS)	2005 (IFRS)	2004 (IFRS)	2003 (NGAAP)
EBITDA margin (%)			51.1	52.6	28.8
Operating margin (%)	42.1	29.1	35.1	32.8	13.7
Return on capital employed (%)	15.5	9.8	13.1	10.5	7.2
Return on equity (%)	27.3	12.9	18.1	16.2	5.0
Equity ratio (%)	41.4	47.1	41.0	45.8	42.9
Dividend yield, ordinary (%)	-	-	59.7	40.2	
Dividend yield incl. special (%)	-	-	-	88.4	95.0
Number of shares (1,000)	34,117	34,072	34,098	34,044	33,958
Av no of outstanding and potential shares (1,000)	34,093	34,065	34,068	34,021	33,923

10.3 Capitalization and indebtedness

10.3.1 Working capital statement

The Company's current working capital for the next twelve months is in the Company's opinion sufficient to support its operations going forward.

10.3.2 Indebtedness

At 31 December 2005, the group's interest-bearing debt totaled US$ 390.9 million. Unsecured bond loans accounted for US$ 123.9 million of this total and bank loans secured by mortgages for US$ 267 million. The bond debt is divided into three loans, of NOK 89 million running to March 2007, NOK 411 million running until March 2010 and US$ 50 million running until March 2012 respectively. These loans are listed on Oslo Børs with ticker codes PRS01, PRS02 and PRS03 respectively.

Loan	Amount Drawn	Maturity	Interest	Loan Margin
PRS01	NOK 89 million	March 2007	floating	1.75%
PRS02	NOK 411 million	March 2010	floating	1.15%
PRS03	US$ 50 million	March 2012	floating	1.40%

The estimated bond prices at 31 December were 101.67 for PRS01, 101.57 for PRS02 and 100.79 for PRS03.

The Company's bank facilities have the following repayment structure:

Facility 1: six-monthly instalments of US$ 8.8 million in January and July, and a balloon payment of US$ 59.8 million in January 2009.

Facility 2: instalment of US$ 1 million in January 2006, followed by two six-monthly instalments of US$ 9 million in July and January 2007, three six-monthly instalments of US$ 26 million and a balloon payment of US$ 57.1 million in January 2009. The average interest cost in 2005 was 4.7% as against 4.5% the year before and 4.6% in 2003. The interest margin on the loans is set in accordance with a table which depends on the relationship between total debt and operating profit before depreciation.

The group's bond loan is subject to the following covenant:
Value-adjusted equity including goodwill must be a minimum of 0.35, defined as market adjusted value of the group's assets less the group's liabilities divided by the market adjusted value of the group's assets. The value adjustment will include any difference between market value and book value of rigs, ships and current assets.

The group's main facility is subject to the following covenants:

- Net worth ratio: Value-adjusted equity less goodwill / (Value-adjusted equity less goodwill + total debt) must be a minimum of 0.4
- Leverage ratio: Total debt/EBITDA must not exceed 4.0
- Liquidity: Minimum US$ 40 million
- Market value accommodation/service rigs / Facility 2 must be a minimum of 2.0
- Market value accommodation/service rigs and FPSO/FSO Vessels / Total outstanding debt in facilities 1 and 2 must be a minimum of 1.6
- Total outstanding debt = Interest-bearing debt + Outstanding bank guarantees + Net liabilities in interest agreements

10.3.3 Financial instruments

Prosafe operates on a global basis and has cash flow, assets and financing in various currencies. This means that the group is exposed to market risk relating to fluctuations in exchange rates and interest rates.

At 31 December 2005, the group's interest-bearing debt totaled US$ 390.9 million. Unsecured bond loans accounted for US$ 123.9 million of this total and bank loans secured by mortgages for US$ 267 million. The bond debt is divided into three loans, of NOK 89 million running to March 2007, NOK 411 million running until March 2010 and US$ 50 million running until March 2012 respectively. Interest on this debt is in principle floating, but is hedged through the use of interest rate swap agreements and collars. Prosafe evaluates the proportion of interest-rate hedging in relation to the repayment profile of its loans, the group's portfolio of contracts, cash flow. The proportion hedged will normally lie between 50 and 75% of total debt for all loan terms, and 75-100% of net debt.

Prosafe has compiled its accounts in US$ from January 2004. In normal operation, the Company will mainly have a currency exposure to GBP, NOK and SGD. Part of the operating expenses in Offshore Support Services is denominated in GBP, while revenues are primarily in US$. During certain periods, however, the Company will have contracts on the UK continental shelf which yield GBP revenues, with a consequent reduction in net currency exposure.

10.3.4 Statement of capitalization and indebtedness

The following table shows the Company's actual capitalization as per 31 March 2006 and its capitalization as adjusted to reflect the issuance if shares in connection with the Offer as set forth herein.

Figures in US$ million[5]	31 March 2006	Adjusted following the issuance of shares in connection with the Offer
Share capital	44.8	64.7
Share premium reserve	0	511.9
Other equity	420.5	420.5
Retained earnings	0	0
Shareholders' equity	**465.3**	**997.1**
Long term borrowings (secured)	234.9	234.9
Long term borrowings (unsecured/unguaranteed)	112.4	112.4
Total capitalization	**347.3**	**347.3**

[5] Based on a NOK/USD exchange rate at 6.15

10.4 Investments

Since its formation in 1997, Prosafe has been through a period of major investments both in the form of organic growth and through the purchase and sale of companies. Following the merger with Safe Offshore, the Company had a fleet of three rigs. In the subsequent period, the market for accommodation/service rigs has been consolidated and a further five rigs added to the fleet.

The most recent acquisitions were the Safe Scandinavia and MSV Regalia rigs at a combined cost of US$ 147 million during 1999 and 2000, while Safe Hibernia was acquired for US$ 35 million in 2002.

Prosafe entered the floating production market in 2001 through the acquisition of Nortrans Offshore. FPSO Espoir Ivoirien was converted during 2001 and Abo FPSO in 2002. These vessels began production in February 2002 and April 2003 respectively.

A substantial upgrading of the fleet was carried out by the Company during 2003 and 2004. MSV Regalia was readied for subsea well intervention. Safe Scandinavia had its berth capacity expanded from 327 to 583. The Safe Lancia, Safe Regency and Safe Britannia rigs had their dynamic positioning systems upgraded, while the cranes on Safe Britannia were improved.

With today's contract coverage, ordinary maintenance investment will normally be limited to US$ 10-20 million per annum for the group as a whole. The bulk of this will usually fall in Offshore Support Services.

Investment by Floating Production other than on new conversion projects or on upgrading existing units for new contracts will be limited. Up to the second quarter of 2007, M/T Apollo and M/T Ionikos will be under conversion for floating production. The investment framework for these two projects will be about US$ 300 million, excluding possible change orders from the customers. These projects have roughly the same schedules, which call for the bulk of the investment to be incurred in 2006. About 20% of the total spending will fall in the first half of 2007.

Prosafe assesses new projects and investments on the basis of the expected return in relation to risk. On a general basis, the Company has established guidelines for the minimum expected return in the business units. These required rates of return are calculated on the basis of expected contractual and market conditions, risk and financing structure.

For Offshore Support Services, the recommended internal rate of return is set at 15%. The internal rate of return is then calculated on the total invested capital without reference to the financing sources used. Investment in rigs or FPSOs will normally be financed through a combination of new debt and equity. In such cases, the expected percentage return on equity will exceed the above-mentioned internal rate of return assuming that the terms for external capital financing are cheaper than for internal financing.

The contract horizon is normally longer in Floating Production than in Offshore Support Services, and the required equity ratio is thereby lower. Assuming the same risk conditions, it should thereby be possible to maintain the return on equity despite a lower return on total capital. For that reason, the Company normally uses 12-15% as the required return on FPSO projects.

10.5 Auditor

The Company's Auditor is Ernst & Young ASA, Vassbotnen 11, P.O.Box 8015, 4068 Stavanger, Norway. The auditor is a member of Den Norske Revisorforening. Prosafe has not changed auditor during the last tree financial years.

11 Share Capital and Shareholder Matters

11.1 Share capital and shares

Subsequent to the share issue to the JCE companies on 1 June 2006, the Company's registered share capital is NOK 388,730,340 divided into 38,873,034 Shares each with a nominal value of NOK 10, fully paid. Should all shareholders in Consafe decide to accept the Offer, the Company's share capital is estimated to increase by a maximum of additionally NOK 50,818,510 to up to NOK 439,548,850, consisting of 43,954,885 Shares each with a nominal value of NOK 10. The estimated maximum share capital increase allows a margin for issuance of Shares for settlement purposes as the Company will round up every uneven number of Shares owed to the Consafe Shareholders and it is not possible to calculate the exact number before the expiry of the Acceptance Period.

The Shares are issued and created in accordance with the Norwegian Public Limited Companies Act. All Shares are issued in electronic form in the VPS on ISIN NO 000 3074809. The Company only has one class of shares and all Shares carry equal rights. The Shares are freely transferable.

11.2 Outstanding authorizations

On 31 May 2006 the Prosafe Shareholders Meeting resolved to authorise the Prosafe Board of Directors to issue up to 9,836,339 New Prosafe Shares as settlement for the Consafe Shares to be acquired under the Offer. The Prosafe Shareholders' Meeting authorised the Board of Directors to set aside the pre-emptive rights of the Prosafe Shareholders. In addition, the Board was authorised to increase the share capital by further NOK 2,000,000 by issuing up to 200,000 shares each with a par value of NOK 10 for possible adjustments.

The extraordinary Shareholders' Meeting made the following resolution:

" 1. *The Board of Directors is authorised to:*

(i) implement the agreement of 2 May 2006 with JCE group AB and JCE Panama Inc. concerning the acquisition of their shares of Consafe Offshore AB (Publ.), 12,998,550 and 436,990 shares respectively, with settlement in Prosafe ASA shares so that 1 share in Consafe will give 0.354 shares of Prosafe ASA,

(ii) implement the Offer Agreement of 9 May 2006 with Consafe Offshore AB (Publ.) concerning the making of an offer to the shareholders not covered by the agreement with JCE Group AB and JCE Panama Inc. (in item (i) above) to acquire their shares with settlement in Prosafe ASA shares so that 1 share in Consafe will give 0.354 shares of Prosafe ASA,

(iii) increase the share capital of Prosafe ASA by up to NOK 98,363,390 in one or several steps by issuing up to 9,836,339 shares of par value NOK 10, including to resolve that the shareholders' pre-emption rights pursuant to section 10-4 of the public liability companies act are waived and that the contribution in respect of the Prosafe ASA shares are being made in kind through contribution of shares of Consafe Offshore AB (Publ.) pursuant to section 10-2 of the public liability companies act. The Board may resolve to perform a squeeze out of shareholders remaining, and

(iv) resolve to make adjustments in the number of shares to be issued. In order to facilitate this, the Board is authorised to increase the share capital in one or more steps by additional up to NOK 2,000,000 by issuing of a total of up to 200,000 shares of par value NOK 10, and otherwise on the terms and conditions as set out in item (i).

2. *The Board of Directors is authorised to make such amendments in the company's by-laws as the increase of the share capital necessitates.*

3. *The authorisation in items 1. and 2. are valid until the ordinary shareholders' meeting in 2007.* "

On 1 June 2006 the Board resolved to utilise the authorisation by issuance of 4,756,149 Consideration Shares with par value of NOK 10 to the JCE companies, in accordance with the agreement as referred in Section 4 of this Information Memorandum. The issuance lead to an increase of the share capital by NOK 47,561,490, from NOK 341,168,850 to NOK 388,730,340. The share capital increase is registered in the Companies Register. Subsequent to the increase of the share capital the Board may under the primary authorisation issue additionally 5,080,190 Shares with par value of NOK 10, plus the additional 200,000 Shares with par value of NOK 10 per Share of which the Board estimates the maximum utilisation not to exceed 1,661 Shares for settlement purposes. Accordingly the maximum number of Consideration Shares to other Consafe Shareholders than JCE is estimated to a maximum of 5,081,851.

11.3 Treasury Shares

On 3 May 2006 the Annual General Meeting of Prosafe ASA authorised the Board of Directors of the Company to acquire own shares for a total nominal value of a maximum of NOK 341,168,850. However, the Company's portfolio of own shares may not at any time exceed 10% of the share capital of the Company. The Board of Directors is free to acquire and sell own shares in the manner it sees fit. The Company shall pay no less than NOK 10 (the par value of the shares) and no more than NOK 450 per share. If the Company's share capital is changed by a scrip issue, share split, etc, the total nominal amount and the minimum and maximum price per share will be adjusted accordingly. The authorisation is valid for 12 months from 3 May 2006, and replaces the authorisation granted at the Annual General Meeting in 2005. The authorisation is currently not registered in the Norwegian Companies Register.

The Company currently holds 22,032 of its own shares acquired under the previous authorisation.

11.4 Incentive schemes

See section 9.5.2.

11.5 Warrants etc.

The Company has no warrants, options or convertible bonds that give the holder rights to require issue of shares in the Company. No authority exists to such instruments.

11.6 Historical Development of share capital

The table below shows the historical development of share capital and the number of outstanding shares in Company:

Date	Change in share capital (NOK)	Nominal value per share (NOK)	Total share capital	Number of shares
30.05.02	-	10	339,579,400	33,957,940
14.02.04	800,000	10	340,379,400	34,037,940
07.12.04	55,550	10	340,434,950	34,043,495
17.01.05	20,870	10	340,635,820	34,063,582
16.03.05	83,040	10	340,718,860	34,071,886
21.04.05	55,550	10	340,774,410	34,077,441
31.12.05	201,020	10	340,975,430	34,097,543
25.01.06	62,280	10	341,037,710	34,103,771
24.03.06	62,280	10	341,099,990	34,209,999
04.04.06	68,860	10	341,168,850	34,116,885
01.06.06	47,561,490	10	388,730,340	38,873,034

11.7 Major shareholders

As of 6 June 2006, Prosafe had a total of 1,693 registered shareholders, of whom 1,315 were Norwegian and 378 were foreign shareholders. There are no limits restricting foreign ownership of the Company's Shares. The Shares carry equal rights in all respects. Each Share has the right to one vote at general meetings. Major shareholders have the same voting rights as all other shareholders.

The table below shows the 20 largest shareholders in the Company as registered by the VPS on 2 June 2006:

	Shareholder	Number of Shares	%
1	JCE Group AB	4,247,487	10.9%
2	Morgan Stanley and Co. Intl. Limited	3,391,998	8.7%
3	State Street Bank & Clients Omnibus	3,305,741	8.5%
4	Folketrygdfondet	2,487,077	6.4%
5	JP Morgan Chase Bank S/A Escrow account	1,526,182	3.9%
6	Brown Brothers Harriman & Co.	1,450,000	3.7%
7	JP Morgan Chase Bank Clients Treaty Account	878,718	2.3%
8	Morgan Stanley & Co. Inc.	878,099	2.3%
9	Societe Generale Bank and Trust	800,000	2.1%
10	RBC Dexia Investor Services	668,670	1.7%
11	UBS AG, London Branch	522,289	1.3%
12	Mellon Bank AS Agent for clients	460,610	1.2%
13	Euroclear Bank S/A 25% clients	457,535	1.2%
14	Vital Forsikring ASA	450,341	1.2%
15	Morgan Stanley & Co. Inc.	439,014	1.1%
16	Skandinaviska Enskilda (Publ.) Oslo filialen	413,961	1.1%
17	Pareto Aksje Norge	396,350	1.0%
18	JP Morgan Chase Bank Fidelity Lending Account	360,100	0.9%
19	Odin Norden	358,140	0.9%
20	Danske Bank A/S	357,454	0.9%
	Total 20 largest shareholders	**23,849,766**	**61.4%**
	Other shareholders	**15,023,268**	**38.6%**
	Total shareholding	**38,873,034**	**100.0%**

The following table sets out the shareholdings of the Company's officers and directors and any shareholders that hold more than 5% or approximately 5% of the outstanding shares of the Company as of the date of this Information Memorandum.

Name of beneficial owner	Number of Shares	Percentage
JCE Group AB and associated companies	4,756,149	12.2%
Morgan Stanley and Co. Intl. Limited	3,391,998	8.7%
State Street Bank & Clients Omnibus	3,305,741	8.5%
Folketrygdfondet	2,487,077	6.4%

To the knowledge of the Company, the Company is not for purposes of Norwegian law, directly or indirectly, controlled by another corporation or by any foreign government.

As of the date of this Information Memorandum, the total number of Shares held indirectly beneficially by directors and executive officers of the Company as a group, was 73,382. As of the date of this Information Memorandum, to the knowledge of the Company, there are no arrangements or agreements, which may at a subsequent date result in a change of control in the Company.

There are no limitations restricting foreign ownership of the Company's Shares. The Shares are equal in all respects. Each Share will have the right to one vote at the general meetings. There are no restrictions on the Company's Shares in Norway other than those required by Norwegian legislation.

11.8 Shareholder – Dividend Policy

The principal objective of Prosafe's shareholder policy is to provide shareholders with a competitive risk-adjusted yield on their Shares through a combination of share price development and direct return in the form of dividend.

The level of dividend will reflect the underlying financial progress of the Company, while taking account of opportunities for further value creation through profitable investment. Prosafe's aim is that 30-50% of the

Company's annual profit will be returned to its owners in the form of dividend. Special dividends were paid for the years from 2002 to 2004 because the free cash flow significantly exceeded the need to invest. Buying back shares will be considered as an alternative to profitable new investment, dividend and extraordinary debt servicing.

The administration's mandate is to create the best possible basis for active development of the Company, and to manage its assets in such a way that its value is as clear as possible at all times.

The Annual General Meeting on 3 May 2006 approved a dividend of NOK 5.50 per share to be paid for fiscal 2005, which represents an increase from the ordinary dividend of NOK 5.00 per share in 2004. The Company also resolved on 22 December 2005 to pay a special dividend of NOK 6.00 per share. This was paid on 6 January 2006.

In order to ensure equal treatment of its shareholders, one of Prosafe's aims is to make sure that the stock market is in possession at all times of correct, clear and timely information about the Company's operations and condition. This is essential for an efficient pricing of the Shares and for confidence in the Company. Approaches taken to meet this aim include prompt and comprehensive reporting of the Company's interim results, and the distribution of annual and quarterly reports. In addition, information of significance for assessing the Company's underlying value and prospects is reported to Oslo Børs and made available via the Hugin financial information service at www.huginonline.no as well as on the Company's own web site. Further details, such as the Articles of Association, contact names, addresses and news about the Company, are also available at www.prosafe.com .

Prosafe has been awarded the Oslo Børs' Information and English symbols, established to identify companies which work professionally and systematically to make financial information readily available to investors and other market players, both nationally and internationally.

The Company has clearly defined, and will otherwise define from case to case, which persons are authorised to speak to the external market on its behalf concerning various issues.

A number of Norwegian and foreign stockbrokers provide analyses of the Prosafe Share. It is in the Company's interests that such analyses are of high quality and based on the true facts. For that reason, Prosafe places great weight on ensuring that all analysts receive accurate, clear and relevant information, and are treated equally regardless of the recommendations they make. A list of analysts who monitor Prosafe can be found at www.prosafe.com.

11.9 Shareholder agreements

The Company is not aware that its shareholders have entered into any shareholders agreements.

11.10 Voting rights

All Shares entitle the holder to one vote in the Shareholders Meeting. Under the Norwegian Companies Act Section 10-2 existing shareholders have pre-emption rights to subscribe for a pro-rate part of any new issue unless the shareholders in accordance with the Norwegian Public Limited Companies Act has set aside the pre-emption rights by 2/3 vote. The shareholders may also by 2/3 vote authorise the Board to increase the share capital of the Company and there under set aside the pre-emption rights. Such authorisation must not exceed 50 % of the issued share capital at the time of the grant of the authorisation and the authorisation may not be given for more than two years. The Prosafe shareholders granted an authorisation to the Prosafe Board on 31 May in respect of the issuance of the Consideration Shares, see section 11.2 above.

11.11 Dividends and other rights to the profits of Prosafe

The payment of ordinary and extraordinary dividends is suggested by the Board of Directors and approved by the shareholders in accordance with the Norwegian Public Limited Companies Act Chapter 8. The payment of dividends is restricted in accordance with Section 8-1. In accordance with Section 5-6 the Board of Directors shall propose and the shareholders shall decide whether to pay dividends on the Annual General Meeting of Shareholders. If dividends are paid out all shares have equal rights to dividends. If dividends are paid the General Meeting of Shareholders will decide from which date the shares are traded without dividend rights. Such information will be provided to the market through the Oslo Børs information system.

Upon decision by the 2/3 vote of the shareholders Prosafe may reduce the share capital by distribution to the shareholders in accordance with the Norwegian Public Limited Companies Act Section 12-1. Other than through payment of dividends and distribution as mentioned the shareholders does not have any rights to share in the issuer's profits.

The shareholders do not have redemption rights under the Norwegian Public Limited Companies Act or the Articles of Association. There are no conversion rights attached to the shares of Prosafe.

11.12 Mandatory take-over regulation and bids

Prosafe is subject to the regulation of mandatory offer-bids in the Norwegian Securities Trading Act Chapter 4. If an investor through an active trade becomes owner of 40 % of the total issued share capital of Prosafe, he is obligated to make a mandatory offer to acquire all issued shares of Prosafe in accordance with the further regulation of Chapter 4 or alternatively sell a sufficient number of shares to come below the 40% threshold.

The mandatory take-over regulation is currently being revised on the basis of EU's Take-Over Directive and it is suggested that the new regulation lowers the threshold to 33 1/3% with a repeated obligation at 50%. The new regulation is expected during 2006.

Prosafe has not during the last financial year or the current financial year received any mandatory or voluntary take-over bids.

11.13 Admission to trading and dealing arrangements

The Prosafe Shares are admitted to listing and are traded on Oslo Børs under the ticker code "PRS". The Prosafe Shares are not sought or admitted to trading on any other regulated market. The Consideration Shares will be admitted to listing on Oslo Børs immediately upon registration in the VPS.

The chart below shows the share price development of the Prosafe shares as traded on the Oslo Børs since 1 January 2005:


NOK
Volume
500
450
400
350
300
250
200
150
100
50
0
1,500,000
1,300,000
1,100,000
900,000
700,000
500,000
300,000
100,000
1/3/2005
1/18/2005
2/2/2005
2/17/2005
3/4/2005
3/19/2005
4/3/2005
4/18/2005
5/3/2005
5/18/2005
6/2/2005
6/17/2005
7/2/2005
7/17/2005
8/1/2005
8/16/2005
8/31/2005
9/15/2005
9/30/2005
10/15/2005
10/30/2005
11/14/2005
11/29/2005
12/14/2005
12/29/2005
1/13/2006
1/28/2006
2/12/2006
2/27/2006
3/14/2006
3/29/2006
4/13/2006
4/28/2006
5/13/2006
5/28/2006
Volume
Closing price

71

12 Legal Matters

12.1 Legal proceedings

Prosafe is not aware of any claims or disputes, pending or threatened, against any member of the Prosafe group. The same applies after the acquisition of Consafe Shares.

12.2 Related Party Transactions

Prosafe is not involved in related party transactions of material importance.

12.3 Material contracts outside the operations of Prosafe

Prosafe is not aware of any contracts outside the activities of Prosafe, and the same applies after the acquisition of the Consafe Shares.

12.4 Articles of Association

The Articles of Association are as is typical for Norwegian companies very brief and contains few details. The Norwegian Public Limited Companies Act applies to Prosafe and details concerning the organization, shares etc, are as is normal for Norwegian Public Limited Companies, regulated therein.

The objects and purposes of the Company are enshrined in the Articles of Association Section 3, and entail to conduct exploration for, drilling for and production of petroleum deposits and other natural resources on land or from fixed or mobile installations offshore, and to own, lease and operate the equipment deemed to be requisite and desirable in that connection, including mobile drilling rigs and vessels etc., to provide related services and consultancy, engineering and fabrication services, and to deliver products and services in connection with its own business or that of others, including participation in other companies as a shareholder or in another manner.

In accordance with the Articles of Association the Board of Directors shall comprise five persons to be elected by the shareholders for two year terms.

Signature on behalf of the Company is held by Chairman of the Board or by the managing director together with one board member.

The Company has an election committee that shall submit to the general meeting its recommendations concerning the members of the Board.

The Company has one class of shares, and the Articles contain no regulation of rights, preferences or restrictions attaching to the existing shares that deviate from the regulation of the Norwegian Public Limited Companies Act. Dividends are paid out to those registered as shareholders on the day of the dividend resolution, if the general meeting does not decide otherwise.

Save for the right of dividends, other distributions and the right to subscribe new shares, the rights of holders of the shares can first be executed when the purchase has been entered in the shareholders register or when the purchase has been notified and proven.

To convene the general meeting, written notice of the meeting is sent to all shareholders no later than two weeks before the meeting is due to be held. The shareholders who wish to participate must notify the Company of this intention before the deadline stipulated in the notice.

The general meetings are called two weeks before the general meeting at the latest, and the call shall be in writing to the shareholders. The shareholders that wish to participate must notify the Company about this within the respite given in the call.

Neither the issuers Articles of Association nor the Norwegian Public Limited Companies Act prevent or delay change of control of Prosafe. In accordance with the Norwegian Securities Trading Act Section 3-2, however, disclosure of major trades is required if passing certain thresholds. Thresholds that require disclosure are 5%, 10%, 20%, 33 1/3%, 50 %, 67 2/3% and 90 % ownership of shares or rights to vote for the Shares.

Furthermore the Norwegian Securities Trading Act Chapter 4 obligates anyone passing 40% ownership in Prosafe to give a mandatory offer to all shareholders of the Company (see Section 11.12 above).

13 Description of Consafe Offshore AB (Publ)

The following is a short summary of the description of Consafe Offshore AB (publ) as per this date. This summary is not complete and does not contain all the information that should be considered in connection with any decision relating to the shares in Consafe Offshore. Further information on Consafe Offshore, including annual reports, interim-reports and previously issued prospectuses, may be found on the company's web address: www.consafeoffshore.com.

13.1 Overview

Consafe was established on 6 December 2000 by the JCE Group. The company is incorporated under the laws of Sweden with Swedish registration number 556604-4771 as a public limited liability company. The company's registered address is Redegatan 1, P.O. Box 12219, SE-402 42 Gothenburg, Sweden.

Consafe provides added value services to the international offshore oil and gas market with its accommodation and construction support service rigs.

Consafe owns the accommodation and construction support service floatels Safe Astoria, Safe Bristolia, Safe Concordia and the jack-up Safe Esbjerg.

13.1.1 Company history

J. Christer Ericsson, through the JCE Group, is the founder and major owner of Consafe.

Through its major shareholder and key personnel, Consafe's experience from the construction and accommodation support service semi-submersibles operations dates back to the early seventies when the offshore oil and gas industry was built up. Through financial and working involvement in Concordia AB, Safe Partners AB, Safe Offshore AB and Prosafe, invaluable experience and expertise has been built consistently over the years, with considerable contributions to the development of the oil industry in general and the accommodation and construction support service segment in particular.

In March 2004, JCE Group acquired the two semi-submersible drilling rigs Sedco 600 (renamed Safe Bristolia) and Sedco 602 (renamed Safe Astoria) for conversion to accommodation and construction support service platforms. In July 2004, JCE Group acquired a 15% indirect ownership interest in Joy Venture Investments Ltd., a company involved in the new built accommodation and construction support service floatel Safe Concordia.

The reason for the above acquisitions was that JCE Group foresaw an increased demand of ASV for the further development of offshore oil and gas field around the globe. It was also an important factor that the average age of existing ASV was around 23 years and that many units were working under dispensations for the latest HSE requirements such as life saving equipment covering 200 percent lifeboat capacity etc. Thus, the industry would be in need of new and upgraded units. The Safe Concordia is the worlds first ASV built since 1987. This ownership was increased to 100% in October 2005.

The before mentioned acquisitions were made with the long-term intent of creating a separate and focused Accommodation Supply Vessel (ASV) business. With this in mind the JCE Group in early 2005 formalised the reorganisation of the business (except for its 50% ownership interest in the "Iolair" and its 60% ownership interest in the engineering firm Burntisland Fabrications, which were retained by JCE Group) by way of separating it from JCE Group's other business activities.

13.2 Overview of Consafe's operations

13.2.1 Description of operations

Consafe operates in the offshore oil and gas sector with the a clear strategy to offer safe, reliable and efficient services through its accommodation and construction service fleet to international oil and gas companies.

The services provided by Consafe comprise assistance to oil and gas companies on a world wide basis involving the different phases of the life cycle of an offshore oil and gas field including development, maintenance and decommissioning. An accommodation and construction support service platform is a cost-effective way to enable a number of professions to complete an offshore project in a safe, reliable and efficient way.

An accommodation and construction support platform provides the operational capabilities with equipment and work areas to handle most of the objectives demanded by the customer. Moreover, the work force will also have access to modern accommodation and catering services as well as recreational facilities.

The Consafe fleet consists of the following four offshore accommodation and construction support units:

- ***Safe Astoria.***
- ***Safe Bristolia***
- ***Safe Concordia***
- ***Safe Esbjerg***

A more detailed description of the rigs is set out in section 7.2.2 above.

13.2.2 Brief background of Consafe ASV fleet

Safe Astoria and Safe Bristolia are accommodation and construction support service semi-submersibles. In March 2004, JCE Group acquired Safe Astoria and Safe Bristolia, the former drilling platforms Sedco 602 and Sedco 600, from a subsidiary of Transocean Inc.Safe Astoria was re-delivered from Keppel Fels Shipyard in November 2005 and commenced her first charter assignment for Origin Yolla Field, Bass Strait end of December 2005. Safe Bristolia is currently being converted at the Yantai Raffles Shipyard in China and is expected to be completed in early June 2006. Both Safe Astoria and Safe Bristolia were acquired subject to MARAD approvals, which have been granted subject to, inter alia, a time-limited right for U.S. authorities to requisition the units in case of war. The purchase agreements also contain a restriction on the company's (or any subsequent buyer's) ability to use the units as drilling units.

Safe Concordia is an accommodation and construction semi-submersible rig equipped with dynamic positioning (DP2). Safe Concordia was constructed at the KeppelFELS shipyard in Singapore and delivered in March 2005 as the world's first floatel new build in more than 20 years.

Safe Esbjerg is an accommodation and construction jackup. Safe Esbjerg was acquired from Atlantic Esbjerg Ltd. in July 2005 for US$ 74 million. Safe Esbjerg was delivered, accepted and taken over by the company's wholly-owned subsidiary Safe Esbjerg Ltd. on 15 July 2005.

A description of the current contract situation is set out in section 7.2.3 above.

13.3 Organisation, Board and Management

13.3.1 Corporate structure

Below is an overview of the Consafe corporate structure.


Consafe Offshore AB (publ)
(Gothenburgh, Sweden)
100%
100%
100%
100%
100%
100%
Safe Astoria Ltd.
Rig ownership
(Bermuda)
Safe Bristolia Ltd.
Rig ownership
(Bermuda)
Safe Concordia Ltd.
(Bermuda)
Safe Esbjerg Ltd.
Rig ownership
(Bermuda)
Consafe Contracting AB*
Starta Eget Boxen 7368 AB*
100%
Joy Venture Investments Ltd.
Rig Ownership-Concordia
(British Virgin Islands)
*Dormant company

13.4 Board of Directors and Management

The Board shall determine the strategy for and monitor the conduct of the business of the company, and may exercise all powers of the company not required to be exercised by the company in general meeting. The Board also approves the strategic plans and adopts the company's budget.

13.4.1 Composition of the Board

The following gives a presentation of the Board of Directors of Consafe.

Captain J Christer Ericsson (born 1942) - Chairman of the Board. J Christer Ericsson, a Master Mariner and an ex officer of the Swedish Royal Navy, is the founder of JCE Group and Consafe Offshore. J Christer Ericsson has more than 30 years of experience in the oil and gas service industry in particularly the offshore accommodation service sector. Currently a member of the Board of Directors of JCE Chile SA (Chile), Burntisland Fabrications Ltd. (Scotland), Consafe Logistic AB and Consafe IT AB. Other positions previously held include Board of Directors of Götaverken Arendal AB, Transatlantic AB, ESAB AB, Volvo Energi AB and Swedish Shipowners' Association (Sveriges Redarförening). J Christer Ericsson is a Swedish citizen with residence in Alingsås, Sweden.

Ola Lorentzon (born 1949) – Board member. Mr. Lorentzon, with experience from the shipping industry and financing sector, is also the Chairman of the Board of Knightsbridge Tankers Ltd. and a director of Erik Thun AB. Previously held positions are: President of ICB Shipping (publ) 1987-2000 and Managing Director of Frontline Management AS, a subsidiary of Frontline 2000-03. Other positions held include Director of the United Kingdom Protection and Indemnity Club, Director of The Swedish Protection and Indemnity Club (SAAF), the Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners' Council and a member of the International Association of Tanker Owners (Intertanko) Council. Mr. Lorentzon is a Swedish citizen with residence in Smögen, Sweden.

John Smith (born 1956) – Board member. Mr. Smith holds a Bsc in Mechanical Engineering (Glasgow 1977) and is a Chartered Engineer-CEng MIMech E (Institute of Mechanical Engineers). Mr. Smith is currently the Managing Director for Smith Holdings and Board member of Grenland Group, Siem Offshore and Subsea 7. Previously held positions include CEO Subsea 7 during 2002-04, Vice President Halliburton Subsea 99-02 and Country Director, Norway, Brown and Root Energy Services and Rockwater 1990-1998. Past president IMCA, the International Marine Contractors Association. Mr. Smith is a British citizen with residence in Hafrsfjord, Norway.

13.4.2 Management

The management of Consafe has long experience from the offshore construction and accommodation service business. Earlier experiences include Consafe AB, Subsea 7, Cotemar, GVA and Stena Drilling. The following gives a more detailed presentation of the management of Consafe.

Peter Jacobsson (born 1955) Chief Executive Officer & Commercial Manager. Mr. Jacobsson holds a Master of Science in Naval Architecture and Marine Engineering from Chalmers University of Technology. Mr. Jacobsson has 25 years of experience from the offshore service sector. Previously held positions includes Subsea 7 - Commercial Mgr Scandinavia, Halliburton Subsea - Commercial Mgr Scandinavia, Rockwater - Commercial Mgr Scandinavia and Safe/Consafe - Commercial Mgr. Mr. Jacobsson is a Swedish citizen with residence in Gothenburg, Sweden.

Peter Kjörling (born 1948) - Technical Manager. Mr. Kjörling has a Master of Science from Chalmers University of Technology, School of Naval Architecture and Marine Engineering. Mr. Kjörling previously held positions: Technical manager Cotemar/Navigare, Consafe Engineering Project Engineer/Project Manager. Mr. Kjörling is a Swedish citizen with residence in Singapore.

Nils E. Flink (born 1942) - Operations Manager. Mr. Flink has a Bachelor of Science in Marine Engineering "B.S.c, and has previously held positions within Stena Drilling – Construction/operation of Stena Don fifth generation of DP drilling/intervention unit, 1982-98. Safe/Consafe – Constructions/conversions/operations of floatels. Mr. Flink is a Swedish citizen with residence in Kungsbacka, Sweden.

Marko Vikman (born 1970) – HSEQ Manager. Mr. Vikman has a Bachelor of nautical sciences, Master mariner & Sea trade and marine transports. Mr. Vikman has had various positions with Safety and Quality related tasks in Silja Line AB & B&N Nordsjöfrakt AB 1998-2004. Mr. Vikman is Finnish citizen with residence in Svanesund, Sweden.

13.5 Share Capital and Shareholder Matters

13.5.1 The Shares

The company's shares are registered with VPS under the International Securities Identification Number (ISIN) SE 000 1389594. DnB NOR Bank ASA is, in accordance with the Registrar Agreement, the registrar for the shares. Furthermore, the shares are registered in the VPC system with a Swedish bank as the nominee for DnB NOR Bank ASA.

13.5.2 Share capital

The company's issued share capital is SEK 27,786,269 consisting of 27,786,269 Shares, fully paid and with a par value of SEK 1 per Share.

All issued shares in the company are vested with equal shareholder rights in all respects. Each Share carries one vote at general meetings. There is only one class of shares issued and all shares are freely transferable.

There are no outstanding options, warrants, convertible loans or other instruments which would entitle the holder of any such securities to require the company to issue any Shares.

The company has a maximum authorised share capital of SEK 40,000,000.

13.5.3 Historical development in share capital and number of Shares

The table below shows the historical development of share capital and the number of outstanding shares in the company since its date of incorporation:

Year	Type of change in share capital	Change in issued share capital (SEK)	Per value per Share (SEK)	Total issued share capital (SEK)	Total number of issued Shares
December 2000	Incorporation	100,000	100	100,000	1,000
January 2005	Issue against set-off of claims	9,900,000	100	10,000,000	100,000
March 2005	Private Placement	10,000,000	1	20,000,000	20,000,000
June 2005	Private Placement	4,278,083	1	24,278,083	24,278,083
July 2005	Subsequent Offer	108,186	1	24,386,269	24,386,269
September 2005	Private Placement	2,084,939	1	26,471,208	26,471,208
September 2005	Subsequent Offer	165,061	1	26,636,269	26,636,269
September 2005	Institutional/Retail offering	1,150,000	1	27,786,269	27,786,269

13.5.4 Share price development

Since 26 September 2005, the shares have been publicly traded on Oslo Børs under the ticker "CONSA". The share price performance is shown in the graph below. There is no public trading market for the Shares outside Norway. The tables below set forth price and trading volume for the Shares, as reported on Oslo Børs from the time of the listing.

76


NOK
Volume
200
180
160
140
120
100
80
60
40
20
0
3,000,000
2,800,000
2,600,000
2,400,000
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Volume
Closing Price

Source: Oslo Børs

13.5.5 Ownership structure

As of 6 June 2006, Consafe had a total of 1,651 shareholders, of which 1,579 were Norwegian, and 72 were non-Norwegian shareholders. There are no limits restricting foreign ownership of the Shares. The issued Shares are vested with equal rights in all respects. Each Share has the right to one vote at general meetings.

The table below shows the 20 largest shareholders in the company according to VPS transcript on 6 June 2006:

	Shareholder	Number of Shares	%
1	Prosafe ASA	13,435,450	48.35%
2	Odin Offshore	1,050,000	3.78%
3	Bank of New York, Brussels Branch	1,005,538	3.62%
4	Skandinaviska Enskilda Banken	979,201	3.52%
5	Mellon Bank AS Agent for clients	908,872	3.27%
6	Odin Norden	904,675	3.26%
7	JP Morgan Chase Bank	795,787	2.86%
8	Credit Suisse Securities	700,840	2.52%
9	Odin Norge	651,000	2.34%
10	Barclays Bank Plc	615,850	2.22%
11	Deutsche Bank AG London	506,142	1.82%
12	Morgan Stanley and Co. intl. limited	428,934	1.54%
13	Goldman Sachs International	383,709	1.38%
14	GMO Foreign Small Companies Fund	358,550	1.29%
15	Vital Forsikring ASA	305,630	1.10%
16	Skagen Vekst	227,500	0.82%
17	JP Morgan Chase Bank	200,000	0.72%
18	Morgan Stanley & Co. Inc.	199,341	0.72%
19	Orkla Finans Investment Fund	198,825	0.72%
20	DnB NOR Norge	188,706	0.68%
	Total 20 largest shareholders	24,044,550	86.53%
	Other shareholders	3,741,719	13.47%
	Total	**27,786,269**	**100.00%**

The following table sets forth the holdings of those shareholders that, to the Company's knowledge, hold more than 5% of the outstanding shares of the company as of 2 June 2006.

Name of Beneficial Owner	Number of shares Common Stock	Percentage of Common Stock
Prosafe ASA	13,435,450	48.35%
Odin (includes Offshore, Norden and Norge)	2,605,675	9.37%

13.6 Financial data

13.6.1 Consolidated income statement

(US$ million)	As per 31 March 2006	Full year 2005
Operating revenues	16.7	35.6
Operating expenses	-11.3	-30.7
Operating profit before depreciation	**5.4**	**4.9**
Depreciation	-2.0	-3.1
Operating profit	**3.4**	**1.8**
Interest income	0.2	1.1
Interest expenses	-2.3	-3.8
Other financial items	1.0	3.2
Net financial items	**-1.1**	**0.5**
Profit before taxes	**2.3**	**2.3**
Taxes	0.6	-4.9
Net profit continuing operations	**2.9**	**-2.6**
Net profit discontinuing operations	**0.0**	**0.0**
Net profit	**2.9**	**-2.6**

13.6.2 Consolidated balance Sheet

(US$ million)	As per 31 March 2006	Full year 2005
Goodwill	0.0	0.0
Rigs	239.9	235.1
Ships	0.0	0.0
Other fixed assets	60.1	59.0
Total fixed assets	**300.0**	**294.1**
Cash and deposits	23.9	29.8
Other current assets	4.0	6.0
Total current assets	**27.9**	**35.8**
Total assets	**327.9**	**329.9**
Share capital	3.9	3.9
Other equity	171.5	168.6
Total equity	**175.4**	**172.5**
Interest-free long-term liabilities	2.3	2.9
Interest-bearing long-term debt	139.0	141.0
Total long-term liabilities	**141.3**	**143.9**
Dividends payable	0.0	0.0
Other interest-free current liabilities	11.2	13.5
Current portion of long-term debt	0.0	0.0
Total current liabilities	**11.2**	**13.5**
Total equity and liabilities	**327.9**	**329.9**

14 Tax Issues

The following summary is based on tax laws of Norway and Sweden as in effect on the date of this Information Memorandum, and is subject to changes in Norwegian or Swedish tax laws or in the interpretation thereof, including changes that could have a retroactive effect. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the shareholders. The summary does not take into account or discuss the tax laws of any country other than Norway and Sweden. Shareholders in all jurisdictions are advised to consult their own tax advisers as to the Norwegian, Swedish or other tax consequences of the disposition of Consafe Shares and of the tax consequences of ownership and disposition of Prosafe Shares after the acquisition

14.1 Tax consequences of the Offer to holders of Consafe Shares

14.1.1 Norwegian resident corporate shareholders

Exchange of Consafe Shares into Prosafe Shares will for corporate shareholders being tax resident in Norway not have any Norwegian tax consequences. Such exchange of shares is exempted from tax under the exemption method.

Costs incurred in connection with the purchase and exchange of Consafe Shares are not deductible.

14.1.2 Norwegian resident personal shareholders

Exchange of Consafe Shares into Prosafe Shares will for personal shareholders being tax resident in Norway be deemed as a realisation of shares under Norwegian tax provisions. Such shareholders will be liable for income tax in respect of capital gains arising upon the disposal of the Consafe Shares. Gains are taxable as general income at a rate of 28 %. Correspondingly, losses upon disposal of such shares are deductible against general income.

Taxable gain or loss will be equal to the sales price of the Consafe Share at the time of exchange minus the acquisition cost of the share. A taxable gain may be reduced by un-used calculated allowance (see Section 14.2.1 on taxation of dividends – resident personal shareholders) but may not lead to or increase a deductible loss. If a shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the FIFO-principle) upon calculating taxable gain or loss. Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

Prosafe will on behalf of the Norwegian resident personal shareholders of Consafe apply for a tax exemption from the Norwegian Ministry of Finance related to the exchange of Consafe Shares into Prosafe Shares under the Offer. Such exemption is often applied for upon a "merger" of a Norwegian and non-resident company. If a tax exemption is granted, the exemption will be subject to certain conditions; i.a. the base cost when determining the gain/loss upon a later disposal of the Prosafe Shares.shall be equal to the base cost of the Prosafe Shares at the time when the Prosafe Shares are exchanged into Prosafe Shares, implying that the tax exemption is in effect a tax deferral. Prosafe will inform the shareholders of the decision from the Ministry when it is available

14.1.3 Swedish tax consequences for Swedish tax resident shareholders

This summary does not comprise securities which are held by trading companies or which are held as stock items in business activities. The summary does not treat the particular provisions regarding tax-exempt capital gains (including prohibition against deduction at capital losses) within the company sector which may become applicable when the investor holds business-related shares[6]. Particular tax consequences may arise in certain cases, why each shareholder should consult a tax adviser for information regarding the particular tax consequences that may arise as a result of holding or selling shares.

Swedish resident personal shareholders

At the exchange from Consafe Shares into Prosafe Shares corporate shareholders being tax resident in Sweden may choose to be taxed immediately, or defer the taxation on the disposal of the Consafe Shares until the Prosafe Shares are disposed of, in accordance with the Swedish tax regulation about deferment of taxation on exchange of shares.

[6] Shares which are listed are considered to be business-related if the share holding constitutes a capital resource for the holder and if the holding totals at least 10% of the votes, or if the holding is conditioned by a business which is run by the owner company or another, defined in a certain way, associated company.

To be able to defer the taxation a capital gain has to arise and the shareholder has to request application of the regulation. If the taxation shall be deferred the capital gain shall be calculated and distributed amongst the Prosafe Shares.

For information about taxation when corporate shareholders choose to be taxed immediately, see Section 14.3.2.

Swedish resident corporate shareholders

Corporate shareholders being tax resident in Sweden may choose to be taxed immediately, or defer the taxation of the disposal of the Consafe Shares until the Prosafe Shares are disposed of, in accordance with the Swedish tax regulation about deferment of taxation on exchange of shares. To defer the taxation a capital gain has to arise and the shareholder has to request application of the regulation. If the taxation shall be deferred the capital gain shall be calculated and distributed amongst the Prosafe Shares.

14.1.4 Other shareholders

Whether the exchange of shares may have tax consequences for other shareholders will i.a. depend upon the tax laws of their country of residence.

14.2 Tax consequences of ownership and disposition of Prosafe Shares after the acquisition – Norwegian tax residents

14.2.1 Taxation of dividends

Norwegian resident corporate shareholders

Dividends distributed from Prosafe to Norwegian tax resident corporate shareholders are exempt from taxation under the exemption method.

Norwegian resident personal shareholders

Dividends distributed to Norwegian tax resident personal shareholders exceeding a calculated allowance, is taxed as general income for the shareholder. General income is taxed at a rate of 28%. The allowance is calculated as the acquisition cost of the share multiplied by a determined (risk-free) interest rate. For Prosafe Shareholders being shareholders before 1 January 2006 the acquisition cost may be adjusted for possible RISK-amounts until 1 January 2006 when the new tax provisions on shares entered into force. The tax-free allowance will be calculated on each individual share, not on a portfolio basis. Un-used allowance may be carried forward and added to future calculated allowance and thereby reduce taxation on future dividends or gains upon realisation of the same share.

Non-Norwegian resident shareholders

Dividends distributed to non-resident shareholders are in general subject to a withholding tax of 25%, unless otherwise provided for in an applicable tax treaty (or exemption for EEA shareholders apply, see below). Norway has entered into tax treaties with more than 70 countries. In most tax treaties the withholding tax rate is reduced to 15%.

Non-resident shareholders, who have been subject to a higher withholding tax than applicable in the relevant tax treaty, may apply to the Norwegian tax authorities for a refund of the excess taxes (withheld). The application is to be filed with the Central Office – Foreign Tax Affairs.

Dividends paid to a non-resident shareholder in respect of nominee registered shares are not eligible for reduced treaty-rate withholding at the time of payment, unless the nominee, by agreeing to provide certain information regarding beneficial owners, has obtained approval for reduced treaty-rate withholding from the Central Office – Foreign Tax Affairs.

Dividends paid to corporate shareholders tax resident in EEA are not subject to withholding tax.

When distributing dividends to personal shareholders resident in EEA, the Company will deduct withholding tax according to the relevant tax treaty. If the tax withheld by the Company exceeds the tax that would have been imposed according to the calculations applicable to Norwegian resident personal shareholders (see "Norwegian resident personal shareholders" above) the shareholder may apply for a refund of excess tax. Personal shareholders resident in EEA may in effect choose to be levied withholding tax according to the relevant tax treaty or, if more beneficial, the tax rate that would have applied had the foreign shareholder been a tax resident of Norway.

In a case where a non-resident shareholder is engaged in business activities in Norway and the shares with respect to which the dividend is paid are effectively connected with such activities, the dividend will be taxed in the same manner as dividend paid to a resident shareholder, ref. "Norwegian resident personal shareholders" above.

14.2.2 Taxation upon realisation of shares

Norwegian resident corporate shareholders

For Norwegian tax resident corporate shareholders, gains from sale or other disposition of Prosafe shares are exempt from taxation, and losses suffered from such realisation are not tax deductible. Costs incurred in connection with the purchase and sale of shares are not deductible.

Norwegian resident personal shareholders

For Norwegian tax resident personal shareholders, gains from sale or other disposition of shares are taxable as general income at a rate of 28% and losses are deductible against general income.

Taxable gain or loss will be equal to the sales price minus the acquisition cost of the share (adjusted for RISK-amounts until January 1 2006). A taxable gain may be reduced by un-used calculated allowance (see Section 14.2.1 on Taxation of Dividends – Norwegian resident personal shareholders) but may not lead to or increase a deductible loss.

If a shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the FIFO-principle) upon calculating taxable gain or loss.

Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

With effect from 1 January 2006 new regulations were introduced whereby a Norwegian personal shareholder ceases to be tax resident of Norway, will be deemed taxable to Norway for any potential gain related to the shares held at the time the tax residency ceases, as if the shares were sold or otherwise disposed of. Gains of NOK 200,000 or less are not taxable. If the personal shareholder moves to a jurisdiction within EEA, potential losses on shares held at the time tax residency ceases will be tax deductible. Taxation (loss deduction) will occur at the time the shares are actually sold or otherwise disposed of. The tax authorities might request for a guarantee for the tax calculated at the time the shareholder ceases to be tax resident of Norway. If the shares are not disposed of within five years after the time the shareholder ceases to be resident in Norway for tax purposes, the tax calculated under these provisions will not apply.

14.2.3 Non-resident shareholders

Gains from the sale or other disposition of shares by a non-resident shareholder will not be subject to taxation in Norway unless the non-resident holder is an individual and (i) holds the shares effectively connected with the conduct of business activities in Norway, or (ii) disposes of the shares within five years after the time the shareholder has ceased to be a tax resident of Norway, ref. the provisions described under Section 14.2.2.

14.2.4 Net wealth tax

Resident shareholder that is a joint stock company or a similar entity is exempted from net wealth tax. For other resident shareholders, the shares will form part of the capital and be subject to net wealth tax. The maximum wealth tax rate is 1.1%.

Effective from the income year 2006, listed shares will be valued at 80% of their quoted value on January 1 in the assessment year.

A non-resident shareholder is not subject to Norwegian wealth tax with respect to the shares, unless his shareholding is effectively connected with a business carried out by the shareholder in Norway.

14.2.5 Inheritance tax

When shares are transferred either through inheritance or as a gift, such transfer may give rise to inheritance or gift tax in Norway if the deceased, at the time of death, or the donor, at the time of the gift, is a resident or citizen of Norway. However, in the case of inheritance tax, if the deceased was a citizen but not a resident of Norway, Norwegian inheritance tax will not be levied if inheritance tax, or a similar tax, is levied by the deceased's country of residence. Irrespective of residence or citizenship, Norwegian inheritance tax may be levied if the shares are effectively connected with a business carried out by the shareholder in Norway.

14.2.6 Stamp duty

There is currently no Norwegian stamp duty or transfer tax on the transfer or issuance of shares.

14.3 Tax consequences of ownership and disposition of Prosafe shares after the acquisition – Swedish tax residents

The following summary does not comprise securities which are held by trading companies or which are held as stock items in business activities, see Introduction under Section 14.1.3.

14.3.1 Taxation of dividends

Swedish resident corporate shareholders

Dividends distributed from Prosafe to Swedish tax resident corporate shareholders are taxed as business income at a flat rate of 28%.

Swedish resident personal shareholders

Dividends distributed from Prosafe to Swedish tax resident personal shareholders are taxed as capital income at a flat rate of 30%. Administration costs incurred to derive or preserve the income are deductible to the extent that their aggregate amount exceeds SEK 1,000.

14.3.2 Taxation upon realisation of shares

Swedish resident corporate shareholders

For corporate shareholders capital gain is taxable and capital loss is tax-deductible and taxed as capital income with a tax rate of 28%. Capital loss on shares may, the same or a later year, be set off against capital gains on shares or share taxed securities. In certain cases such capital losses can be deducted against capital gains on share taxed securities within a company group if there are any group contribution rights between the companies. For investment companies and mutual funds as well as for trading companies, particular provisions apply.

Capital gains or losses at disposal of shares are calculated with a basis in the difference between the sales income and the acquisition cost. At calculation of the acquisition cost the average method shall principally be used. The average method implies that the expense for a share equals the average expense for all shares of the same kind, estimated on the basis of actual expenses with regard to changes which have occurred during the holding.

At disposal of shares in Prosafe a standard calculation may be used as an alternative. The standard calculation implies that the expense can be estimated to be 20% of the sales income after deduction of any selling expenses.

Swedish resident personal shareholders

Disposal of Prosafe Shares will for personal shareholders being tax resident in Sweden be deemed as a realisation of shares under Swedish tax provisions. Such shareholders will be liable for income tax in respect of capital gains arising upon the disposal of the Prosafe Shares. Gains are taxable as capital income at a rate of 30%.

In the event of a capital loss at the disposal, this may be set off in full against capital gains which arise the same year on shares (regardless whether the shares are listed on the market or not) and against listed and share taxed securities. Surplus loss is deductible the same year but only up to 70%. At a deficit on capital income, the deficit may be used the same year as tax reduction against tax on earned income (employment and business income) and real-estate tax. Tax reduction is granted by 30% of deficits not exceeding SEK 100,000 and by 21% of the surplus amount. Deficits which cannot be used in full during one year, may not be saved for another year.

14.3.3 Net wealth tax

Resident personal shareholders are subject to net wealth tax. Prosafe Shares are included in the taxable base as long as the Shares are noted on the Main list. Net wealth tax is only levied on assets owned by the taxpayer 31 December of the preceding year and to the extent that the value of the taxpayer's net wealth exceeds SEK 1.5 million for single taxpayers and SEK 3 million for taxpayers filing a joint tax return for net wealth tax purpose. The net wealth is subject to tax at the single rate of 1.5% on the amount exceeding SEK 1.5 million (SEK 3 million for those taxed jointly).

14.3.4 Inheritance tax

There are neither inheritance tax nor gift tax in Sweden.

14.3.5 Stamp duty

There is currently no Swedish stamp duty or transfer tax on the transfer or issuance of shares.

15 Definitions, Glossary and Documents on Display

The following definitions and glossary apply in this Information Memorandum unless dictated otherwise by the context, including the foregoing pages of this Information Memorandum.

15.1 Definitions

Acceptance Form:	The Acceptance form to be used by Accepting Shareholders to subscribe for Consideration Shares.
Acceptance Period:	The Acceptance period in which Acceptance Forms may be submitted to the Manager in respect of the Offer, being from and including 7 June 2006 to and including 19June 2006 at 16:00 (Oslo time).
Accepting Shareholders:	Shareholders of Consafe who have accepted the Offer by submitting an Acceptance Form in accordance with this Information Memorandum.
Board:...	The Board of Directors of Prosafe .
Company:..................................	Prosafe ASA, or when the context so requires, including its subsidiaries.
Consafe Shares...........................	The shares issued by Consafe and registered on ISIN SE0001389594 listed on Oslo Børs.
Consafe:	Consafe Offshore AB (Publ.), or when the context so requires, including its subsidiaries.
Consideration Shares..................	The shares to be issued by Prosafe as consideration for the Consafe Shares, registered on ISIN NO0003074809.
Exchange Ratio:	The number of Prosafe Shares offered in exchange for each Consafe Share, being 0.354 Prosafe Shares for one Consafe Share.
IFRS:..	International Financing Reporting Standards, issued by the International Financial Reporting Interpretations Committee (IFRIC) (formerly, the "Standing Interpretations Committee" (SIC)).
Independent Financial Advisor: .	Ernst & Young
Information Memorandum:.........	This Information Memorandum dated 6 June 2006 prepared in connection with the Offer and the application for Listing.
JCE:	Shareholders of Consafe which are controlled by J. Christer Ericsson, in particular JCE Group AB and JCE Panama Inc.
Legal Advisor:	Wikborg Rein & Co.
Listing:.......................................	The listing of the Consideration Shares on Oslo Børs.
Manager:....................................	Pareto Securities ASA.
NOK:..	Norwegian Kroner, the lawful currency of the Kingdom of Norway.
Norwegian Public Limited Companies Act:..........................	The Norwegian Public Limited Companies Act of 13 June 1997 no. 45 ("Allmennaksjeloven").
Norwegian Securities Trading Act:..	The Securities Trading Act of 19 June 1997 no. 79 ("Verdipapirhandelloven").
Norwegian Stock Exchange Regulations:	The Stock Exchange Regulations of 17 January 1994 no. 30, last amended by Regulation of 9 December 2005 nr. 1427 ("Børsforskriften").
Offer Agreement:	Agreement entered into on 9 May 2006 between Consafe and Prosafe in order to regulate Prosafe's obligation to make the Offer.
Offer:..	The offer by Prosafe to shareholders in Consafe to exchange their Consafe Shares into Prosafe Shares at the Exchange Ratio.
Oslo Børs:	Oslo Børs ASA (translated "the Oslo Stock Exchange").

OTC:	The Norwegian Over-the-counter market, managed by the Norwegian Securities Dealers Association (in Norwegian: "Norges Fondsmeglerforbund").
Prosafe Shares	The shares issued by Prosafe and registered on ISIN NO 000 3074809.
Prosafe:	Prosafe ASA, or when the context so requires, including its subsidiaries.
Share(s):	"Shares" means common shares in the capital of Prosafe and "Share" means any one of them.
US$:	United States Dollars.
VPS account:	An account with VPS for the registration of holdings of securities.
VPS:	Verdipapirsentralen (Norwegian Central Securities Depository), which organizes the Norwegian paperless securities registration system.

15.2 Glossary of Terms

ASV:	Accommodation Support Vessel. An offshore vessel specifically construed for offshore accommodation and construction support services.
Bare Boat Charter/BB:	Charter based on that the charterer is responsible for provision of marine crew, technical and operational management.
DNV:	Det Norske Veritas.
EBIT:	Earnings before interest expense and taxes.
EBITDA:	Earnings before interest expense, taxes and depreciation.
FPSO:	Floating Production Storage Offloading Vessel.
IFRS:	International Financial Reporting Standards.
Jack-up rig:	A mobile, bottom-supported, self-elevating drilling platform.

15.3 Documents on display

For the life of this Document

- the Articles of Association may be inspected as Appendix 1 to this Document, as well as on www.prosafe.com
- to the extent referred to in this Document all reports, letters or other documents referred to in this Document, valuations and statements prepared by experts at Prosafe's request may be inspected at Prosafes offices at Tananger, Norway or received by telefax (+47 51 64 25 01), e-mail (mail@prosafe.com) or by contacting Prosafe at +47 51 64 25 00.
- the historical financial information of Prosafe and Consafe for the two preceding financial years may be inspected at www.prosafe.com and www.consafeoffshore.com respectively. The historical financial information on the subsidiaries of Prosafe for the two preceding financial years may be inspected at the company's offices at Risavika havnering 224 in Tananger, Norway upon request.

Appendix 1: Articles of Association for Prosafe[7]

Prosafe ASA

(Last amended 31 May 2006)

Article 1
The company's name is Prosafe ASA. The company is a public limited company.

Article 2
The company's registered office is in Stavanger local authority.

Article 3
The company's object is to conduct exploration for, drilling for and production of petroleum deposits and other natural resources on land or from fixed or mobile installations offshore, and to own, lease and operate the equipment deemed to be requisite and desirable in that connection, including mobile drilling rigs and vessels, etc, to provide related services and consultancy, engineering and fabrication services, and to deliver products and services in connection with its own business or that of others, including participation in other companies as a shareholder or in another manner.

Article 4
The company's share capital is NOK 388 730 340, divided into 38 873 034 shares with a par value of NOK 10. The company's shares will be registered in the Norwegian Central Securities Depository.

Dividends will be distributed to shareholders registered as such on the day the dividend is determined, unless the general meeting decides otherwise when determining the dividend.

Article 5
The company's board of directors will consist of up to five members. All directors are to be elected by the annual general meeting and will serve for a period of two years.

The company will have an election committee comprising three members and one alternate, of whom one member will be appointed by the board of directors and the other two members plus the alternate will be elected by the general meeting, all to serve for a period of two years.

When directors elected by the shareholders are to be elected, the election committee will meet and submit its recommendations to the general meeting. As far as possible, the election committee's recommendations will be sent to shareholders together with the notice of the general meeting.

The chairman of the board of directors can sign alone on behalf of the company, or the president and CEO can sign jointly with one director. The board of directors may grant powers of attorney.

Article 6
The annual general meeting will be held each year before 30 June, with the following items on the agenda:
1. Adoption of the profit and loss account and the balance sheet.
2. Allocation of the net profit or coverage of the net loss, including determination of dividend.
3. Election of directors.
4. Other matters included in the notice which require a decision by the general meeting pursuant to Norwegian legislation or statutory regulations or to these articles of association.

The notice of a general meeting must be in writing and distributed no later than two (2) weeks before the meeting is due to be held. Shareholders who wish to attend the general meeting must notify the company of their intention to attend before the deadline stipulated in the notice.

Article 7
Prevailing Norwegian company legislation will otherwise apply.

[7] Unofficial translation from Norwegian

Appendix 2: Annual Report for 2005 for Prosafe


PROSAFE
ANNUAL REPORT
05



CONTENTS



500T

The year 2005

Macro-variables
- Average USD/NOK exchange rate was 6.44
- USD Libor interest rates rose through the year. Three-monthly Libor at 31 December 2005 was 4.53 per cent, compared with an average of 3.57 per cent over the year
- High and stable oil prices. Brent Blend traded at an average of USD 55 per barrel. Market prices indicate a persistently high oil price in coming years

The share
- The Prosafe share price at 31 December 2005 was NOK 286.5 and its market capitalisation stood at NOK 9.8 billion, an increase of 75 per cent from 31 December 2004 before adjustment for dividend
- The board of directors has proposed an ordinary dividend of NOK 5.5 per share for fiscal 2005
- Prosafe paid an ordinary dividend of NOK 5 per share for fiscal 2004, as well as a special dividend of NOK 6 per share

Key figures
- Operating revenues of USD 295.5 million
- Operating profit before depreciation of USD 150.9 million
- Operating profit of USD 103.6 million

Order backlog
- Prosafe had a total order backlog of USD 1.1 billion at 31 December 2005, an increase of USD 300 million from the year before

Health, safety and the environment
- Lost-time injury frequency of 3.16 and an injury frequency of 13.6
- Sickness absence was 0.58 per cent

Operations
- Upgrading of FPSO *Espoir Ivoirien* (enlarged processing capacity, increased water injection and tie-in of more wells) was completed on schedule and within budget
- More geographical markets and demand drivers for the accommodation/service rigs
- Record rig utilisation of 92 per cent

New contracts
- Accommodation/service rig *Safe Scandinavia* was awarded an 80-day charter off Tunisia, as well as a four-week charter extension on Britain's Britannia field
- MSV *Regalia* secured a charter extension on the Visund field
- Accommodation/service rig *Safe Caledonia* was awarded charter extensions totalling 253 days on the Bonga field off Nigeria
- FPSO *Petróleo Nautipa* was awarded a five year charter extension on the Etame field off Gabon
- FSO *Madura Jaya* was awarded a five-year charter extension on the Madura field off Indonesia
- MSV *Regalia* was awarded a 35-day charter on Britain's Magnus field
- Floating Production contracted to deliver an FPSO to the Polvo field off Brazil. This charter runs for seven years, with eight one-year options
- Accommodation/service rig *Safe Scandinavia* was awarded a five-month charter on the Mars field in the US sector of the Gulf of Mexico.
- Floating Production was contracted to deliver an FPSO to the Tui field off New Zealand. This charter runs for five years, with five one-year options
- Accommodation/service rig *Safe Scandinavia* secured charters of 23 days in 2006 and 33 days in 2007 on the *Armada/Maria* development in the UK North Sea

Contract awards in 2006
- The *Safe Scandinavia* accommodation/service rig was awarded a four-month charter starting in the second quarter of 2007 as well as a six-month charter commencing at the end of the first quarter of 2008, both for Statoil on the Norwegian continental shelf
- The contract for operation and maintenance of FPSO *al Zaafarana* was extended by five years
- The *Safe Caledonia* accommodation/service rig was awarded a one-year contract with a one-year option for support of the operations on the Dunbar and Elgin Franklin fields in the British sector of the North Sea. Operations are anticipated to commence on 1 February 2007.



Key financial figures


Profit
USD million
160
140
120
100
80
60
40
20
0
2002
2003
2004
2005
EBITDA
Operating profit
Net profit adjusted


Key figures
Per cent
60
50
40
30
20
10
0
2002
2003
2004
2005
EBITDA margin
Return on capital employed
Return on equity

		Note	2005	2004	2003	2002
Profit						
Operating revenues	USD million		295.3	257.6	413.0	362.8
EBITDA	USD million	2	150.9	135.6	119.0	133.5
Operating profit	USD million		103.6	84.5	56.5	88.5
Net profit	USD million		46.4	70.2	21.2	72.9
Net profit adjusted	USD million	3	79.9	70.2	31.2	73.9
Earnings per share	USD	4	1.36	2.06	0.63	2.14
Earnings per share adjusted	USD	5	2.35	2.06	0.69	2.14
Ordinary dividend per share	NOK		5.50	5.00	4.00	3.00
Special dividend per share	NOK		-	5.00	6.00	4.00
Average USD/NOK exchange rate			6.44	6.72	7.04	8.00
Cash flow						
Cash flow	USD million	6	146.7	116.6	66.4	133.6
Capital expenditure	USD million		46.6	15.9	85.6	200.2
Cash flow per share	USD	7	4.31	3.43	1.96	3.92
Balance sheet						
Total assets	USD million		1 060.7	961.4	975.1	950.5
Working capital	USD million		272.5	117.2	87.6	96.9
Cash and deposits	USD million		303.6	121.6	101.2	104.3
Interest-bearing debt	USD million		390.9	410.2	410.6	383.1
Net interest-bearing debt	USD million	8	87.3	288.6	309.4	278.8
Book equity	USD million		435.0	448.5	418.7	430.0
Gearing		9	0.20	0.64	0.74	0.65
Interest cover		10	3.57	7.49	6.47	8.30
USD/NOK exchange rate			6.77	6.04	6.68	6.97
Key figures						
EBITDA margin	%		51.1	52.6	28.8	36.8
Operating margin	%		35.1	32.8	13.7	24.4
Return on capital employed	%	11	13.1	10.5	7.2	11.3
Return on equity	%	12	18.1	16.2	5.0	16.9
Equity ratio	%	13	41.0	45.8	43.0	45.2
Dividend yield, ordinary	%	14	59.7	40.2	95.0	20.1
Dividend yield incl special	%	15		85.4	237.6	47.0
Number of shares	1 000 shares		34 098	34 044	33 958	33 958
Av no of outstanding and potential shares	1 000 shares		34 063	34 021	33 923	34 059
Valuation						
Market capitalisation	USD million		1 443.0	924.4	681.2	460.4
Enterprise value	USD million	16	1 530	1 213	991	739
Share price	NOK		286.50	164.00	134.00	94.50
Book equity per share	NOK	17	86.37	79.59	82.36	88.26
Market value/EBITDA			9.6	6.8	5.7	3.4
Market value/operating profit			13.9	10.9	12.1	5.2
Market value/net profit			31.1	13.2	32.1	6.3
Market value/cash flow			9.8	7.9	10.3	3.4
Market value/book equity			3.3	2.1	1.6	1.1

Notes: 1 Figures for 2005 and 2004 are based on the IFRS [illegible] the sold business. Figures for 2003 and 2002 are based on the NGAAP [illegible] the sold business. 2 Operating profit before depreciation. 3 Net profit adjusted for deferred tax relating to the departure from the Norwegian tax scheme for shipping companies, profit from the sold business and related gain. 4 Net profit/average no of outstanding and potential shares. 5 Net profit adjusted/average no of outstanding and potential shares. 6 Cash flow from operating activities. 7 Cash flow from operating activities/average no of outstanding and potential shares. 8 Interest-bearing debt - cash and deposits. 9 Net interest-bearing debt/book equity. 10 EBITDA/interest costs. 11 [illegible] 12 Net profit adjusted/average book equity. 13 Book equity/total assets. 14 Ordinary dividend/net profit. 15 Ordinary and special dividend/net profit. 16 Market capitalisation + net interest-bearing debt. 17 Book equity/number of shares.



The Prosafe group

Prosafe ranks as the world's leading owner and operator of semi-submersible accommodation/service rigs, and as a leading owner and operator of floating production and storage units outside the North Sea basin. With 2005 revenues of USD 295.3 million, the company had 665 employees at 31 December. It pursued operations during the year in the North Sea, south-east Asia, India, Egypt, west and north Africa and the Gulf of Mexico.

Prosafe sold its Drilling Services division in 2005 to KCA Deutag. This disposal formed part of the company's strategy for liberating management resources and financial capacity in order to strengthen its commitment to Floating Production and Offshore Support Services.

Divisions

The group comprises a parent company and two divisions: Offshore Support Services and Floating Production.



Prosafe ASA
Offshore Support Services
Floating Production

91

VALUE CHAIN:

■ Prosafe's position in the value chain



Seismic surveys	Exploration and development drilling	Pre-engineering/ Concept studies	Fabrication/ installation	Production and maintenance	Abandonment

Offshore Support Services is the world's leading owner and operator of semi-submersible accommodation/service rigs. The division has five units on long-term bareboat charters in the Gulf of Mexico until 2008. Its three other rigs are marketed in the international market. At 31 December, *Safe Scandinavia* was on a charter on the Mars field in the US Gulf, *MSV Regalia* had been chartered for the Girassol field off Angola, and *Safe Caledonia* was operating on the Bonga field off Nigeria.

Floating Production is a leading owner and operator of floating production and storage vessels outside the North Sea basin. It owns and/or operates a fleet of six units of this kind. The division has operations off Gabon, Nigeria, the Ivory Coast, Egypt, Indonesia and India. In 2005, it was awarded contracts to deliver FPSOs to New Zealand's Tui field and the Polvo field off Brazil. Both charters commence in the second quarter of 2007.

Position in the value chain
Prosafe has chosen to focus on activities which fall with the later part of an oil field's life cycle. It accordingly works in that part of the value chain which is most robust in relation to oil price fluctuations. This strategy ensures a stable revenue flow for the company and a good return on equity in relation to risk.

Markets
Prosafe markets its rigs and ships globally. Charter awards in Brazil, the US Gulf and New Zealand have opened new geographic markets for the company, which is now represented in the world's largest offshore oil and gas provinces.

Offshore Support Services has gradually upgraded its fleet in recent years, and now owns five dynamically-positioned rigs. This has helped to make the fleet more flexible and able to work in more geographical regions. The division's rigs are marketed globally.

Floating Production's ships are primarily operated and marketed off west Africa, Brazil, south-east Asia and Australasia, which are the fastest-growing markets for FPSO-based field developments.

Shareholder and dividend policy
The main object is to secure a competitive return on their shares for Prosafe's shareholders through a combination of share price development and directly in the form of dividend. Prosafe aims to repay 30-50 per cent of its annual profit as dividend to its owners. In 2005, the company paid an ordinary dividend of NOK 5 per share for fiscal 2004 as well as a special dividend of NOK 6 per share.

The board will propose to the company's general meeting that a dividend of NOK 5.5 per share be paid for fiscal 2005.

Ownership
Prosafe is listed on the Oslo Stock Exchange with the ticker code PRS. It is a global player which markets its services internationally. At 31 December, 68 per cent of the shares were owned by foreigners.



History

Prosafe's History has been characterised by controlled and market-adapted growth over more than 30 years. The story began in 1972, when Morco Norge was awarded the drilling contract for the Ekofisk field. The years which followed witnessed a series of mergers, acquisitions and name changes.

Today's Prosafe was formed in 1997 when the platform drilling and technical services divisions were demerged from Transocean as a separate company, which secured a stock market listing as Procon Offshore ASA. This later merged with Safe Offshore ASA and changed its name to Prosafe ASA. In line with its vision, the company has consolidated the global market for semi-submersible accommodation/service rigs, and the Offshore Support Services division now owns eight of the 16 available units.

Through the acquisition of Nortrans Offshore in 2001, Prosafe extended its activities to include the conversion, chartering and operation of floating production vessels. Nortrans Offshore was established in Singapore in 1995 and acquired extensive experience of engineering, conversion, chartering and operation of floating production, storage and offloading (FPSO) and floating storage and offloading (FSO) vessels. The company also had a large engineering department with long experience of developing tailored mooring solutions.

Prosafe refined its commercial portfolio in 2005 with the sale of the Drilling Services division. The disposal formed part of the company's strategy for liberating management resources and financial capacity in order to strengthen its commitment to Floating Production and Offshore Support Services.

Important events since the foundation in 1997

2005 Prosafe secures a five-year charter to provide and operate an FPSO on New Zealand's Tui field
- Prosafe is awarded a seven-year charter to provide and operate an FPSO on Brazil's Polvo field
- The Drilling Services division is sold to KCA Deutag
- The charter for FSO *Madura Jaya* on the Madura field off Indonesia is extended by five years
- FPSO *Petroleo Nautipa's* contract on the Etame field off Gabon is renewed for five years
- Prosafe gains entry into new geographical areas: Brazil, New Zealand and the US sector of the Gulf of Mexico
- Highest-ever fleet utilisation for Offshore Support Services, at 97 per cent



2004 Prosafe begins its first accommodation rig charters off west Africa and Tunisia
- The FPSO turret developed in-house by Prosafe is approved for delivery to Brazil

2003 Prosafe secures a five-year bareboat charter for five accommodation/service rigs in the Gulf of Mexico
- A successful subsea well intervention campaign is conducted by Prosafe for Statoil with MSV *Regalia*
- *Abo FPSO* commences an eight-year charter off Nigeria for Agip

2002 Prosafe acquires the *Safe Hibernia* (formerly *Polycrown*) accommodation/service rig
- FPSO *Espoir Ivoirien* commences a 10-year charter off the Ivory Coast for Canadian Natural Resources
- Prosafe is awarded an eight-year charter to provide and operate *Abo FPSO* on the Abo field off Nigeria

2001 Nortrans Offshore Ltd is acquired, and Prosafe enters the FPSO segment

2000 Prosafe acquires MSV *Regalia*

1999 The *Safe Scandinavia* (formerly *Polycrown*) accommodation/service rig is acquired

1998 Prosafe acquires Discoverer ASA, which owns the *Jasminia* and *Safe Regency* accommodation/service rigs

1997 Procon Offshore ASA and Safe Offshore ASA merge
- Procon Offshore ASA is founded through a demerger from Transocean, and listed on the Oslo Stock Exchange
- Safe Offshore ASA, which owns three accommodation/service rigs (*Safe Britannia*, *Safe Caledonia* and *Safe Lancia*) is founded and listed on the Oslo Stock Exchange


Office
FPSO from Q2 2007
FPSO/FSO
Accommodation/service rig
Houston
Gulf of Mexico
Brazil
Aberdeen
Stavanger
Egypt
Ivory Coast
Nigeria
Gabon
Angola
India
Singapore
Indonesia
New Zealand

Vision, strategy and prospects

Prosafe's vision is to be a leading and innovative provider of technology and services in selected niches of the global oil and gas industry.

Following the sale of Drilling Services, Prosafe ranks as a focused international offshore company.

CORPORATE STRATEGY

Prosafe intends to strengthen and continue developing its leading positions in Offshore Support Services and Floating Production. In this context, it will consider investments in businesses and assets which could increase the rate of growth and the earnings potential within its core business.

Prosafe will retain a strong financial position which gives it a combination of strategic drive and competitive dividend policy.

OFFSHORE SUPPORT SERVICES - STRATEGY

This division currently possesses the world's largest and most flexible fleet of semi-submersible accommodation/service rigs. Five of its eight units are equipped with dynamic positioning. This means that Offshore Support Services has five of the nine rigs which compete for assignments in deep water and in areas with extensive seabed infrastructure. Six of the division's rigs can work in the North Sea, and compete in this market with just two other units. Upgrading and investment has provided Offshore Support Services with competitive advantages because the fleet is more flexible and can be deployed in a larger number geographical areas than the rigs offered by competitors.

In the long term, Offshore Support Services wants to protect its leading position in the most advanced market for accommodation/service rigs. It will seek at the same time to expand the fleet with new units where this can be achieved without weakening the balance between supply and demand.

Prospects

Offshore Support Services has seen increased dayrates in the most advanced market segment over the past six months. Its most recent fixings have been made at rates 50-100 per cent above earlier charters. At the same time, the division sees that buoyant activity is boosting demand for flotel services. A particularly high level of activity is being witnessed in the North Sea, where the competitive position is less complex. Offshore Support Services has two rigs available for work precisely in this market from 2007. Overall, this provides the basis for an optimistic view of the division's prospects for the next few years.

FLOATING PRODUCTION · STRATEGY
In this division, the company aims to be a leading player in the segment for owning, converting and operating FPSO units worldwide. Prosafe will be the best FPSO player over time in terms of safe, efficient and profitable operation.

The division's geographical priority areas are west Africa, south-east Asia and Brazil. At the same time, its long-term ambition is to create supplementary volume from the sale of technology developed in-house.

Prospects
All the major players in the FPSO segment built up substantial order backlogs during 2005. Just over 10 new projects are also expected to be awarded in 2006. A further increase in the level of activity is likely in 2007-08 on the basis of today's active drilling programmes.

Prosafe accordingly expects strong growth in this segment. Its goal is to win one-two new projects during 2006.

Prosafe intends to strengthen and continue developing its leading positions in Offshore Support Services and Floating Production.





Purposeful commitment has yielded results



Prosafe had a good year in 2005. First-class operating regularity and solid performances by our personnel yielded the best result in our history. Order intake has also been high. We have laid a sound basis for good earnings in the years to come.

Rooted in our vision
We have devoted considerable resources since our foundation in 1997 to living up to our vision of being "a leading and innovative provider of technology and services in selected niches of the global oil and gas industry". This has been a conscious commitment, and has yielded results. We had revenues of USD 295.3 million in 2005, and generated more than 90 per cent of our cash flow outside the Norwegian continental shelf.

The order backlog at 31 December was USD 1.1 billion. Our Offshore Support Services division ranks as the world's leading supplier of accommodation/service rigs, while Floating Production is a leading supplier of FPSOs and FSOs.

Deliver what we promise
We have demonstrated that we not only set ambitious targets, but also reach them. High-quality services are delivered at the agreed time and price. Our able, knowledgeable and committed employees are willing to give of their best to ensure that we reach our targets. Their commitment helps us to execute projects with good results and to secure continued profitable progress for our company.

Creating more value
Our foremost objective is to create more value for owners, customers and employees. As part of these efforts, we sold the Drilling Services division in 2005 in order to refine our strategic commitment. From now on, we will concentrate

our management resources and financial capacity on strengthening and continuing to develop the Floating Production and Offshore Support Services divisions. Today's Prosafe ranks as a strongly-positioned international company.

The return to shareholders has a high priority, and 2005 was another good year in that respect. Our share price rose from NOK 154 to NOK 286.50. A total of NOK 11 per share was paid in dividend.

Improvement potential

We continued to make a purposeful commitment to, and to work systematically on, improving our health, safety and environmental performance (HSE) in 2005. In full accordance with our goals, the divisions suffered no accidental discharges/emissions to the natural environment.

Sickness absence has been reduced substantially in recent years, and is now 6.58 per cent for the group. We had six lost-time injuries in 2005. None of these was serious, but we still have some way to go before reaching the target of zero injuries. Our focus on this important work will accordingly be maintained and further strengthened.

Important competitive advantages

In order to achieve safe, efficient and profitable operation, we devote considerable resources to creating a common identity across company and national boundaries which accords with our core values. These values guide the conduct of our overall business and the way each of our employees behaves. We will thereby protect and further develop our reputation, which is a fundamental value driver along with ethics and a operational high standard for our future development opportunities and success.

We are not indifferent to the way we attain our objectives. Our work on social responsibility reflects a desire to base our business on social and environmental as well as financial considerations. This kind of holistic, committed thinking contributes to improved profitability and is appropriate for owners, customers and employees.

Well positioned

Offshore Support Services had a rig utilisation factor of 92 per cent in 2005, the highest ever. At 31 December, the division had already secured utilisation factors of 91 per cent for 2006, 64 per cent for 2007 and 34 per cent for 2008. Rig rates reached a record level in 2005. The market for our accommodation/service rigs will remain good in the time to come, both in the North Sea and internationally. With our long operational experience, high operational regularity and diversified fleet of dynamically-positioned and moored rigs, we have a good basis for further strengthening our position as the world's leading provider of semi-submersible accommodation/service rigs.

Floating Production's operational efficiency and cost structure secured good financial results in 2005. The division won charters for two new FPSOs as well as securing five-year extensions for two of its units. It developed in-house capacity during the year to pursue several projects simultaneously. Activity in the FPSO market is higher than ever, and we are working actively on tenders and preliminary studies for new and existing customers. Floating Production is a leading supplier of FPSOs and FSOs, and is strongly placed to secure its share of the growing market.

Bright prospects

The prospects for our business in 2006 and beyond are very positive. Our portfolio of contracts, high oil prices and the general outlook for the industry encourage an optimistic view of 2006 and coming years.

Our purposeful commitment has yielded good results. I am confident that, through our long experience, a high level of expertise, solid market positions and financial strength, we will maintain and further strengthen our leading position. Rooted in our vision, a clear strategy and good operations, we will continue to create good results in the future.

Arne Austreid
President and CEO

We have demonstrated that we not only set ambitious targets, but also reach them. High-quality services are delivered at the agreed time and price.



Directors' report

Prosafe is a global company with leading positions in the segments for floating production and accommodation/service rigs. Both divisions are well placed in the later part of an oil field's life cycle. The company has a strong position in an industry with an expanding level of activity. Operating profit for 2005 was Prosafe's best-ever.

Profit and loss account

Consolidated revenues (excluding Drilling Services) came to USD 295.3 million (2004: USD 257.6 million). Revenues for the Offshore Support Services division rose by USD 17.9 million. This reflected a high utilisation factor and rising dayrates for the company's accommodation/service rigs. Revenues also rose by USD 19 million for the Floating Production division, reflecting a high level of project activity on the company's FPSOs off west Africa.

Consolidated operating profit came to USD 103.6 million (2004: USD 84.5 million). This improvement primarily reflects high rig utilisation and rising rig rates in the Offshore Support Services division, and a high level of project activity and operational regularity for the Floating Production division. Depreciation was also reduced by USD 3.8 million, primarily because of a contract extension and extended economic life for FPSO *Petróleo Nautipa*.

Net interest expenses totalled USD 13.3 million, a decline of USD 3.4 million from 2004. The company's net debt declined from USD 288.6 million at 31 December 2004 to USD 87.3 million at the end of 2005. However, a rise in the average level of interest rates from the year before limited the reduction in net interest expenses. Other financial expenses totalled USD 2.6 million as against an income of USD 1.6 million in 2004.

Prosafe's tax expense came to USD 122.8 million. USD 115 million of this represented tax related to the company's enforced departure from Norway's special tax scheme for shipping companies. The European Union resolved in 2004 that parts of this regime conflicted with EU regulations for state aid, and required that rig operations should no longer qualify. The Storting (parliament) indicated in its consideration of the revised national planning budget that it would require the Ministry of Finance to come up with transitional arrangements which could protect the rig

Industry. In connection with the central government budget presented in October 2005, the Storting resolved that no such transitional rules should be adopted. The rig companies were accordingly forced out of the scheme at 1 January 2006. As a result of this enforced departure, untaxed profits from previous years and changes in rig values became subject to tax in 2006. This amounts overall to an extraordinary tax charge of USD 115 million, which has been expensed in its entirety in 2005. However, payment will made in accordance with the reducing balance principle, at 20 per cent of the outstanding balance each time. The first payment falls due in the autumn of 2007

Because the rig fleet no longer qualified for the special tax scheme, these units were reflagged to Singapore in January 2006 and are now organised in that country's tax regime for shipping companies.

The ordinary tax expense in 2005 was USD 7.8 million, an increase of USD 3.5 million from the year before.

Prosafe sold all the shares in Prosafe Drilling Services AS on 1 August 2005. The gross sales proceeds, including outtake of liquid assets, totalled NOK 965 million. Gain on the sale of the business came to USD 80.1 million. In addition came a net profit of USD 1.4 million from this business for the 1 January-31 July 2005 period.

Net profit for the group thereby amounted to USD 46.4 million (2004: USD 70.2 million), and diluted earnings per share were USD 1.35 (2004: USD 2.05).

Adoption of the IFRS

Prosafe has adopted new accounting principles for 2005 as a consequence of the transition to the International Financial Reporting Standards (IFRS). The effects of this change on the profit and loss account and balance sheet are outlined in note 25 to the consolidated accounts.

Capital

The group's total assets at 31 December 2005 amounted to USD 1 060.7 million (2004: USD 935.3 million). This growth in the overall balance sheet primarily reflects increased liquidity as a result of the net profit. Net investment by the group in new fixed assets was USD 45.6 million, while depreciation for the year came to USD 47.3 million.

BOARD OF DIRECTORS



Reidar Lund, chair (born 1941)

President of Transocean ASA from 1983-97 and chief executive of Prosafe ASA from 1997-99. Holds a number of directorships in offshore-related enterprises. Mr Lund has been chair since 1999, and is due for re-election in 2007.
Shares in Prosafe: 25 000



Christian Brinch, deputy chair (born 1946)

Own consultancy business. Previous appointments include chief executive of Helikopter Service and deputy CEO of ABB Norge. Holds various directorships in listed companies. Mr Brinch has been a director since 1997, and is due for re-election in 2006.
Shares in Prosafe: 0



Anne Grethe Dalane (born 1960)

Vice president human resources at Yara International. Previously held various positions in the Hydro group, most recently as vice president human resources for Hydro Oil & Energy. Ms Dalane has been a director since 2004, and is due for re-election in 2006.
Shares in Prosafe: 0



Ronny Johan Langeland (born 1962)

Runs his own investment and consultancy company. Previous appointments include vice president for investment at Storebrand and Avanse Forvaltning. Holds various directorships in listed companies. Mr Langeland has been a director since 2002, and is due for re-election in 2006.
Shares in Prosafe: 0



Brit K S Rugland (born 1959)

President and owner of the Rugland Investering company. Previous appointments include president of Navion, head of Statoil's shipping and maritime technology unit, and senior vice president for control, planning and accounting in Statoil. She holds a number of industrial directorships. Ms Rugland has been a director since 2002, and is due for re-election in 2006.
Shares in Prosafe: 0

An ordinary dividend of NOK 5 per share for 2004 was paid during 2005. The general meeting also approved a special dividend of NOK 6 per share, which was paid on 6 January 2006.

Borrowing in 2005 totalled USD 50.3 million, while loan repayments came to USD 60.7 million. Gross investment in 2005 was USD 48.6 million (2004: USD 15.9 million). USD 33 million of this amount represented spending on new conversion projects in Floating Production. The remaining USD 15.6 million related primarily to investment in Offshore Support Services. Maintenance investment by the group will remain moderate in coming years.

At 31 December 2005, Prosafe had USD 303.6 million in overall liquid assets (2004: USD 121.6 million). The increase from 2004 reflects the sale of Prosafe Drilling Services AS as well as the company's strong cash flow and its relatively low investment and loan repayment activity. The book equity ratio at 31 December was 41 per cent (2004: 45.7 per cent). This reduction reflects the tax expense imposed by the departure from Norway's special tax scheme. Viewed overall, the company has maintained a solid financial position which supports its expressed strategy and dividend policy.

Pursuant to section 3, sub-section 3 of the Norwegian Accounting Act, it is confirmed that the going concern assumption is realistic and that the annual accounts have been prepared on that basis.

Offshore Support Services

Prosafe owns eight of the world's 16 accommodation/service rigs through the Offshore Support Services division. During the year, these units served charters in the North Sea, the Gulf of Mexico, west Africa and the Mediterranean. Overall rig utilisation came to 91 per cent (2004: 87 per cent), the best level so far achieved by the company.

Safe Hibernia, Jasminia, Safe Britannia, Safe Lancia and *Safe Regency* continued their five-year charters in the Gulf of Mexico, which began in 2003. *Safe Caledonia* was on charter off Nigeria throughout the year. *Safe Scandinavia* was on charter off Tunisia at the beginning of the year before remobilising to the North Sea, where it worked on a five-month charter on Britannia in the UK sector. For much of the fourth quarter, this rig was under mobilisation from the North Sea to the US Gulf, were it commenced a five-month contract for Shell on Mars at 1 December 2005. This is the company's first-ever accommodation/service contract in the US Gulf.

MSV *Regalia* operated in the North Sea through most of 2005 but was mobilised to Angola in early November to start a 12-15-month contract just before the end of year.

Operating revenues came to USD 186.7 million (2004: USD 168.8 million). This rise reflects high rig utilisation. Operating profit increased correspondingly to USD 69.6 million (2004: USD 56.5 million).

Floating Production

Prosafe owns and operates three floating production, storage and offloading (FPSO) vessels through the Floating Production division: *Abo FPSO* off Nigeria, FPSO *Espoir Ivoirien* off the Ivory Coast and FPSO *Petróleo Nautipa* (owned 50 per cent by Prosafe) off Gabon. The company won contracts in September and November for converting two additional units, for Brazil's Polvo field and Tui off New Zealand respectively. Both contracts will start to generate revenues from the second quarter of 2007. In addition, Prosafe owns the FSO *Endeavor* storage vessel and 50 per cent of FSO *Madura Jaya*, and is responsible for operating FPSO *Al Zaafarana* in Egypt and production licence OML-123 off Nigeria.

During 2005, Prosafe witnessed an increase in project activity on its FPSOs. This resulted primarily from necessary modifications to equipment for the tie-in of small surrounding reservoirs to the company's units.

Operating revenues came to USD 108.3 million (2004: USD 89.3 million), while operating profit was USD 37.9 million (2004: USD 31.9 million). The improvement primarily reflects high operating regularity for the division's fleet as well as the high level of project activity.

Sale of Drilling Services

The disposal of Drilling Services formed part of Prosafe's strategy for strengthening its commitment to Floating Production and Offshore Support Services. It has liberated management resources and financial capacity which will be applied actively to continue developing the position of these divisions in a strongly-expanding offshore market.

Prospects

Offshore Support Services has secured charters worth a total of USD 145 million in recent months. All these assignments have been won on significantly better terms and dayrates than were attainable at the beginning of 2005. They provide a confirmation that dayrates for advanced accommodation/service rigs are becoming established at a significantly higher level than the company's units achieved in 2005.

96

Prospects for 2006-08 are very positive. The company has secured high level of charter cover for its units in 2006, but still has vessel availability for 2007 and 2008. Activity is increasing in the market and the development of dayrates reflect growing demand, particularly in the North Sea.

Prosafe's rig fleet is well adapted to market requirements. The dynamically-positioned MSV *Regalia*, which can work in the North Sea, is available for much of 2007 and 2008. Together with long operational experience, this puts the company in a good competitive position, and provides grounds for optimism in the time to come.

Floating Production was awarded a letter of intent by Devon Energy in September for the construction and operation of an FPSO on the Polvo field off Brazil. This contract was concluded and signed in the fourth quarter. The company won another FPSO contract in November from New Zealand Overseas Petroleum for production of the Tui field in the Taranaki basin off New Zealand. The value of the firm charters is USD 271 million for Polvo and USD 178 million for Tui. Both vessels will be moored with the aid of Prosafe's own turret/swivel technology, and are expected to come on stream in the second quarter of 2007.

The award of these contracts demonstrates Prosafe's strong position in the market for conversion and operation of production vessels outside the North Sea. Activity in the FPSO market is very high, and the company is pursuing new tenders in addition to the two existing conversion projects. Prosafe worked throughout 2005 to expand in-house capacity in order to participate in the strong growth expected in the market. The company is now well prepared for further expansion in terms of both operational and financial capacity. Its target is to win another one-two large projects during 2006.

Prosafe is well placed within its business areas, with good contract coverage and a strong financial position. Together with the positive market outlook, this provides a good foundation for continuing to combine profitable growth with capital adequacy and a direct return to shareholders. At the same time, the stage is set for new and attractive contract opportunities which can provide further growth beyond 2006. Viewed in conjunction with Prosafe's existing order backlog and financial position, this supports an optimistic view of the future.

Health, safety and the environment (HSE)
Health, safety and the environment represent fundamental success factors for Prosafe, and are accordingly reflected in its core values. The company makes active and systematic efforts to reduce sickness absence, particularly by giving emphasis to attendance factors and facilitating a good working environment. Following the sale of Drilling Services, sickness absence is very low and came to 0.59 per cent in 2005. Such a low level will be significant for the well-being of individuals, while also having a positive financial effect for the company and for society as a whole.



Six lost-time injuries – none of them serious – were suffered in 2005. The company had an injury frequency – defined as the number of lost-time and personal injuries per million working hours – of 13.6 for 2005 (2004: 8.6). Prosafe works in accordance with a zero mindset, and has initiated a number of measures to reach this goal.

The company's objective is zero accidental discharges to the sea or emissions to the air, in line with the principles for sustainable development. In full accordance with this target, the divisions had no accidental discharges/emissions in 2005.

Prosafe currently has about 665 employees from more than 30 nations. The company wants to be perceived as an attractive place to work, and gives weight to offering challenging and motivating jobs as well as equal development opportunities to all personnel, regardless of gender, nationality, culture and religion.

Men are traditionally over-represented in the recruitment base for offshore operations, and this is reflected in the division of genders in the company. Prosafe's policy is full equality of opportunity for males and females, and it bases recruitment, promotion, training and remuneration on qualifications such as education, experience and results. Two of its five shareholder-elected directors are women.

Risk
Corporate governance in Prosafe must deal with the following main risks: strategic, operational, financial and insurance-related. The company's board and management manage these risk factors through continuous reporting, board meetings, periodic reviews of the business and tenders, and rolling strategic and budgetary processes. This is paralleled by dialogue and exchange of views with the company's administration.

Prosafe will create shareholder value by allocating capital and resources to the business opportunities which yield the best return in relation to the risk involved, and which fall within its specified strategic direction.

The return will be generated primarily through the company's divisions by taking measures to combat strategic risk. Prosafe seeks to reduce its exposure to operational, financial and insurance-related risks through good operational routines, the use of financial instruments and insurance policies.



Shareholders
The shareholder register at 31 December 2005 showed that no single shareholder owned or controlled more than 10 per cent of the company's shares. Its 10 largest shareholders owned 41.5 per cent of the shares between them, with the remaining stock held by just over 3 500 different investors. Foreigners owned 69 per cent.

Dividend proposal
Prosafe's shareholders will receive a competitive yield on their shares through a combination of share price development and direct return in the form of dividend. The level of dividend will reflect the underlying financial progress of the company, while taking account of opportunities for further value creation through profitable investment. Prosafe's aim is that 30-50 per cent of the company's annual profit will be returned to its owners in the form of dividend.

The board of Prosafe ASA will propose to the annual general meeting on 3 May 2006 that a dividend of NOK 5.5 per share be paid for fiscal 2005.

Prosafe ASA had distributable reserves of NOK 2 135.4 million at 31 December 2005. The parent company showed a net profit of NOK 520.5 million for 2005, which the board proposes to allocate as follows (in NOK million):

Dividend	187.4
Transferred to equity	333.1
Total	520.5

Singapore, 13 March 2006

Reidar Lund — Christian Brinch

Ronny Johan Langeland — Britt K S Eugland

Anne Grethe Dalane





Corporate governance

Prosafe's system of corporate governance is based on its vision and strategy. The business of the group is organised on the basis of a simple, clear and efficient model with a clear division of responsibilities and measurable corporate synergies in finance, insurance and information technology.

In combination with a broadly-based board of directors, a constructive mode of working in relation to the company's administration and precise reporting, the basis has been laid for efficient management, equal treatment of all shareholder interests, and a controlled and profitable development of the company.

NORWEGIAN CODE OF PRACTICE FOR CORPORATE GOVERNANCE
Prosafe is listed on the Oslo Stock Exchange, and is subject to Norwegian statutes concerning limited companies, accounting, the stock market and securities trading. The company observes the Norwegian code of practice for corporate governance of 8 December 2005.

Description of corporate governance
Prosafe wishes to clarify the division of roles between shareholders, board and chief executive, and has accordingly chosen to describe its corporate governance in relation to the Norwegian code of practice.

The business
Prosafe's articles of association and its declared vision, goals and strategies provide the information needed to help to ensure that shareholders can anticipate the scope of its activities.

The object of Prosafe ASA is to conduct exploration for, drilling for and production of petroleum deposits and other natural resources on land or from fixed or mobile installations offshore, and to own, lease and operate the equipment deemed to be requisite and desirable in that connection, including mobile drilling rigs and vessels, etc. to provide related services and consultancy, engineering and fabrication services, and to deliver products and services in connection with its own business or that of others, including participation in other companies or a shareholder or in another manner.

This object is enshrined in article 3 of the company's articles of association. The articles can be found on page 85 in the report and on the group's web site at www.prosafe.com.

Prosafe's vision and strategy are described on page 12 of this report.

Equity and dividends
Prosafe's book equity ratio at 31 December 2005 was 41 per cent (2004: 45.7 per cent). The company has a solid financial position which supports its expressed strategy and dividend policy.

Prosafe's shareholders will receive a competitive return on their shares through a combination of share price development and direct return in the form of dividend. Prosafe's aim is that 30-50 per cent of the company's annual net profit will be returned to its owners in the form of a dividend. In 2005, the company paid an ordinary dividend of NOK 5 per share for fiscal 2004 as well as a special dividend of NOK 6 per share. The board will propose to the company's general meeting that a dividend of NOK 5.5 per share be paid for fiscal 2005.

The annual general meeting of 3 May 2005 authorised the board of directors to increase the share capital of Prosafe ASA by a maximum of NOK 449 990 by issuing up to 44 999 new shares with a nominal value of NOK 10 each in connection with the exercise of existing option agreements. These obligations were taken over by the company with the acquisition of Nortrans Offshore.

Pursuant to section 9, sub-section 4 of the Norwegian Act on Public Limited Companies, the annual general meeting of 3 May 2005 authorised the board of directors to acquire up to 10 per cent of the company's own shares. This authority allows the board to buy shares up to a total nominal value of NOK 340 718 860. The board is free to decide on purchase methods and sales of the company's own shares. The company will pay a minimum of NOK 10 (nominal value) and a maximum of NOK 300 per share acquired under this authorisation, which is effective for 18 months from 3 May 2005.

Equal treatment of shareholders
Prosafe has one class of shares. The articles of association place no restrictions on voting rights. All the shares have equal rights.

The board's right to acquire the company's own shares is conditional of such purchases being made in the market.

Transactions with close associates
No transactions took place in 2005 between the company and its shareholders, directors, senior officers or the close associates of any of these.

Prosafe has rules which ensure that directors and senior officers report to the board if they have a significant interest, directly or indirectly, in any agreement concluded by the company.

Free negotiability
All Prosafe's shares are freely negotiable. Its articles of association place no restrictions on negotiability.

General meeting
The general meeting secures the participation of shareholders in the company's highest decision-making body. The company's articles of association are adopted by the general meeting. All shareholders are entitled to submit matters for inclusion on the agenda of a general meeting, as well as to attend, speak at and vote at the meeting.

The AGM must be held by 30 June every year. It is scheduled for 5 May in 2006. Written notice of the meeting is sent to all shareholders no later than two weeks before the meeting is due to be held. Weight is given to including all requisite information in the supporting documents relating to items on the agenda so that shareholders can take a position on all matters to be discussed.

Shareholders wishing to attend the general meeting must notify the company of this intention before the deadline stipulated in the notice. The board wishes to facilitate the attendance of as many shareholders as possible. It accordingly aims to set the deadline for notification of attendance as close as possible to the meeting date. Shareholders who are unable to attend are encouraged to appoint a proxy. From 2006, Prosafe will make it possible to appoint a proxy for each issue on the agenda.

Historically, the chair, the auditor and at least one member of the election committee have been present at the general meeting. Of senior officers, at least the chief executive and the chief financial officer have attended. Prosafe wishes to facilitate a dialogue with shareholders at the general meeting, and will therefore encourage directors to attend in future.

The agenda is determined by the board, with the main items as specified in article 6 of the articles of association. The meeting is opened by the chair of the board, and a chair for the meeting is then elected. The minutes of the general meeting will be published as a stock exchange announcement and posted to the company's web site.

Election committee
Pursuant to article 5 of its articles of association, Prosafe has an election committee comprising three members and one alternate, with one member appointed by the board of directors and the other two members plus the alternate elected by the general meeting, all to serve for a period of two years. When directors elected by the shareholders are to be elected, the election committee will meet and submit its recommendations to the general meeting. As far as possible, the election committee's recommendations will be sent to shareholders together with the notice of the general meeting.

The committee that was elected by the AGM of 3 May 2005 comprises:
- Hans Thrane Nielsen, deputy chief executive, Storebrand Kapitalforvaltning
- Jarl Ulvin, vice president for investment, Odin Forvaltning AS
- Christian Brinch, deputy chair, Prosafe ASA
- Alternate: Truls Evensen, senior fund manager, Storebrand Kapitalforvaltning

In addition to an appropriate combination of expertise and experience, the election committee will give weight when nominating new directors to the guidelines issued by Norway's minister of industry for increasing the proportion of women directors in Norwegian companies. The presentation of the board on page 17 indicates which directors are up for election at the AGM in May 2006. The election committee also recommends the fees to be paid to directors.

Composition and independence of the board
Following the sale of Prosafe Drilling Services AS, the board of Prosafe ASA comprises five shareholder-elected directors. Continuity on the board is ensured by staggering the election of directors and by providing newly-elected directors with a thorough briefing about the company's history, business, status and challenges. The board gives weight to avoiding conflicts of interest between directors, senior officers, their close associates and external players with whom the company collaborates.

The board also seeks to ensure that directors and senior officers possess expertise, both broad-based and in-depth, relevant to the business pursued and to the different market segments served nationally and internationally. Directors are elected for two-year terms.

The company chair is the former president of Prosafe ASA and receives a pension from the company. Directors are otherwise independent of the company and its management.

The presentation of the board on page 17 indicates which of the directors are up for election at the AGM in May 2006.

Work of the board
The board of Prosafe has overall responsibility for management of the company and for supervising its day-to-day administration and operations.

The company's operations and strategic direction are regularly reviewed with the help of periodic board meetings and annual strategy and budgetary processes, supplemented by on-going strategic discussions and monthly reporting of all significant management parameters and other factors. In parallel, a constructive on-going dialogue is pursued between board and administration. The board is also responsible for reaching decisions which form the basis for improving and executing investments and structural measures.

Scheduled board meetings are held eight to 12 times a year, but the work schedule is flexible and otherwise adaptable to the need to consider relevant operational and strategic circumstances.

The board has adopted rules of procedure for itself and the administration, with particular emphasis on a clear internal division of responsibilities and duties.

The board has drawn up separate instructions for the administration. A job description for the chief executive specifies his duties, authority and responsibilities in relation to the rules governing the business. The chief executive has a particular responsibility for ensuring that the board receives precise, relevant and timely information which is sufficient for the board to be able to discharge its duties.

Prosafe does not have a separate internal audit function. Auditing of the accounts is handled through various forms of division of labour, guidelines and approval routines. The company's internal financial transactions are subject to special control systems and routines. Financial risk is managed by the group's central finance function.

The company has clear rules on in-house communication, and has clearly defined which persons are authorised to speak to the external market on its behalf concerning various issues.

Monthly financial reports are received by the board.

The chair has a particular responsibility for ensuring that the board's work is well organised and efficiently conducted. The chair of Prosafe ASA encourages open and constructive debate by the board. The board has elected a deputy chair who can act when the chair is unable to lead its work.

The board has assessed the use of board committees. An election committee is specified in the group's articles of association. The board has not otherwise found it appropriate to appoint committees. This is primarily because all the directors are regarded as independent, and the chief executive is not a director. The board is accordingly unaffected by problems relating to independence, which are often used as an argument for appointing board committees.

The board undertakes a yearly self-evaluation of its working methods, composition and the way the directors function both individually and collectively in relation to the goals set for their work. In this context, the board also assesses itself in relation to corporate governance. The assessment is made available to the election committee.

Remuneration of the board

The AGM determines directors' fees. Remuneration of the board reflects its responsibilities, expertise, commitment of time and the complexity of Prosafe's activities. Directors' fees are not related to the company's performance, and no options are given to directors.

Remuneration paid to the board in 2005 totalled NOK 2 089 000, which breaks down as NOK 400 000 for the chair, NOK 300 000 for the deputy chair and NOK 260 000 each for the other directors. The chair is a former chief executive of Prosafe ASA and also receives a pension from the company.

Remuneration of senior officers

The terms of employment of the president and CEO are decided by the board of directors, which conducts a detailed annual assessment of his salary and other remuneration.

Prosafe aims to provide a competitive total package for senior officers. By and large, the basis for comparison is the practice followed by other companies involved in the oil and gas sector in the geographic areas where Prosafe pursues its operations. The total remuneration package for the corporate management team and other senior officers comprises three principal elements - basic pay, variable pay and other benefits, including company car, pension and insurance schemes. Introduced in 2003, the company's bonus scheme embraces 20 employees. The size of bonuses depends on achieving defined results for health, safety and the environment, earnings, meeting strategic targets and - in the case of the corporate management team - the development of the share price. The total bonus payment based on targets reached in 2005 is calculated to be USD 0.5 million, including payroll taxes. In addition, the company matches bonus payments in the ratio of 1:1 with three year's delay as a long-term incentive to secure continuity among senior officers.

The company's remuneration model does not embrace share options or subscription rights. In connection with the acquisition of Nortrans Offshore Ltd in 2001, however, the senior officers of Floating Production were allocated subscription rights in the company by converting share options in Nortrans Offshore to subscription rights in Prosafe. For further details of this scheme, see note 16 to the consolidated accounts.

Remuneration paid to the corporate management is specified in note 6 to the consolidated accounts.

Information and communication

Prosafe ASA presents preliminary annual accounts in early February. Complete accounts, the directors' report and the annual report are sent to shareholders and other stakeholders in April. Beyond this, Prosafe presents its interim accounts on a quarterly basis. Its financial calendar is published on the company's web site at www.prosafe.com and in the annual report.

Open investor presentations are held in connection with the reporting of annual and interim results for Prosafe ASA. The chief executive and chief financial officer use these occasions to review the results and comment on operations, markets and prospects. These presentations can also be accessed on Prosafe's web site.

A continuous dialogue is otherwise maintained with, and presentations provided for, analysts and investors. In order to ensure equal treatment of its shareholders, one of Prosafe's aims is to make sure at all times that the stock market is in possession of correct, clear and timely information about the company's operations and condition. The company gives great weight to treating all analysts equally. Prosafe was awarded the Oslo Stock Exchange's information and English symbols in October 2004.



Take-overs

Prosafe ASA has no defence mechanisms against take-over bids in its articles of association, and has not implemented other measures which limit the opportunity to acquire shares in the company.

Auditor

Ernst & Young, represented by partner Jostein Johannessen in Stavanger, has been the company's auditor since 1997. The auditor always attends the meetings of the board of directors which consider the annual accounts. To ensure continued independence, Mr Johannessen will step down as the company's auditor with effect from 2006 and be replaced by another partner at Ernst & Young. Auditor's fees expensed in 2005 total NOK 415 000. Consultancy fees paid to the company's elected auditor

in 2005 were expensed at NOK 231 000 on a consolidated basis. These fees relate to accounting and tax-related issues.

BUSINESS MODEL AND MANAGEMENT

Prosafe has a simple and comprehensible management model, which lays the foundation for a controlled and profitable development of the company. The main elements in this management model are:

- a clear and consistent vision and mission
- a clearly defined strategic direction and objective, tested through annual strategy and budgetary processes
- a corporate culture based on common core values which provide the basis for behavioural norms and collaboration
- a clear organisational and decision-making model with effective systems for the parent company, based on dialogue, monthly reporting and full reviews of total operations by the divisions at least once a quarter
- continuous discussion between management and board in subsidiaries
- clear corporate requirements, expressed in corporate procedures, which provide guidelines for management systems, operation, development and internal control in all the divisions
- organisational development with the focus on recruiting and developing expertise
- clear goals for equal employment and development opportunities, regardless of gender, age, culture and religion
- plans for manager development based on defined follow-up plans to secure an adequate level of in-house management development and continuity.

Corporate procedures

The parent company has established clear corporate procedures. Among their other duties, the administrations and boards of subsidiaries are responsible for ensuring that the subsidiaries observe these procedures. Annual strategy plans are prepared, which are approved and incorporated in the group's overall strategy document. The boards and administrations of the subsidiaries are responsible for ensuring that the business is pursued in accordance with approved strategies, targets and financial requirements. Parent company employees ensure that economies of scale are achieved wherever possible, and that best practice is applied across companies. The following corporate procedures have been established.

- management and corporate governance
- reporting to the parent company
- guarantees
- authorisations
- accounting policies
- insider trading
- financing and liquidity - including the financial strategy approved by the board
- communication plan
- insurance
- information technology
- design manual
- risk management and review of tenders and contracts
- investment and return on capital invested.

Core values

The core values of the company guide the conduct of Prosafe's overall business and the behaviour of each employee at all times. They will thereby fortify and protect the company's reputation which, in addition to HSE performance, ethics and high standards of operation, is a fundamental value driver for Prosafe's future development opportunities and success.

Nobody in Prosafe must compromise on the core values for short-term gain. These values are an important part of the foundation for the company's existence. They are not subject to annual negotiation and revision, but set in stone. Prosafe's business activities must be conducted in a professional manner, and its customers, shareholders and other stakeholders can be confident that the core values underpin everything the company does. Prosafe's web site provides more information for understanding the core values in a broad perspective. Both divisions have established division-specific behavioural norms under the umbrella of the group's core values.

Business ethics

Corporate requirements on business ethics cover the following main elements:

- conflicts of interest
- confidentiality and protection of assets
- insider trading
- bribery, corruption and breaches of anti-trust law
- use of IT systems.

Observation of the standards for business ethics is essential, and every employee is responsible for acting in accordance with these principles. They are readily accessible, including on the company's web site.

Advisors and others who gain access to inside information on the company must sign a declaration of confidentiality, and accept an insider position if the information is not known to the market. The company maintains lists of all employees, advisors and others with access to inside information in accordance with the requirements of the Oslo Stock Exchange.

Prosafe's obligations for ensuring sustainable development of the company are described in more detail in the chapter on society and people on page 46 in this annual report.

Share purchase programme for employees

Prosafe provides opportunities for each employee to become a shareholder in their own company. In that context, the group's share purchase programme for employees was implemented again in 2005. This was the sixth time that the whole workforce has been given the opportunity to buy shares in their own company for up to NOK 7 500 with a 20 per cent discount.

MANAGEMENT



Prosafe ASA
Arne Austreid, president and CEO

Mr Austreid (born 1956) has been president and CEO of Prosafe ASA since 1999.

Educated as a petroleum engineer, he also has an MBA from the University of Aberdeen. Mr Austreid joined Prosafe in 1998 as vice president marketing and business development. From 1982-98, he held a number of positions in Transocean ASA, both on land and offshore, and was president at his departure.

Shares in Prosafe: 12 500



Prosafe ASA
Bjørn Henriksen, executive vice president and CFO

Mr Henriksen (born 1961) has been executive VP and CFO of Prosafe ASA since March 2005.

He graduated as a state-authorised accountant from the Norwegian School of Economics and Business Administration in Bergen. Mr Henriksen joined Transocean in 1992 and has held a number of positions there and in Prosafe, including president of Prosafe Offshore Ltd and of Prosafe Production.

Shares in Prosafe: 140



Prosafe ASA
Roy Hallås, executive vice president business development

Mr Hallås (born 1955) has been executive VP business development since February 2006.

With an engineering degree from the Norwegian University of Science and Technology in Trondheim, he joined Prosafe in May 1997 and has held a number of positions there. These include president of Prosafe Drilling Services and executive vice president corporate relations. Prior to joining Prosafe, he held various posts in Transocean, the Norwegian Petroleum Directorate and Norsk Hydro.

Shares in Prosafe: 185



Prosafe Offshore Ltd
Robin Laird, president

Mr Laird (born 1963) has been president of Prosafe Offshore Ltd since March 2006.

He has a BSc from Edinburgh University and is a chartered public accountant in Scotland. Mr Laird was appointed vice president finance for Prosafe Offshore in 1995. Before that, he worked as controller at the Ben Line Group in Edinburgh.

Shares in Prosafe: 0



Prosafe Production Pte Ltd
Hugh Parry, president

Mr Parry (born 1949) has been president of Prosafe Production Pte Ltd since July 2006.

He qualified as a chartered public accountant and has an HDip Tax from the University of Natal in South Africa. Mr Parry was appointed vice president finance for Prosafe Production in 1998. Before that, he worked as CFO for Grindrod Limited and as a partner in London accountant Moore Stephens.

Shares in Prosafe: 30 671
Share options: 6 836













ABO FPSO
Conversion/yard: FPSO 2002/Keppel (Singapore)
Built/yard: 1976, Mitsubishi (Japan)
Original name: *M/T Grey Warrior*
Length/breadth: 220m/54m
Deadweight tonnes: 155 612
Storage capacity (bbl): 930 000
Production capacity (b/d): 44 000
Gas compression capacity (mmscfd): 44
Water injection capacity (b/d): 30 000
Ownership: 100%

FPSO ESPOIR IVOIRIEN
Conversion/yard: FPSO 2001/Keppel (Singapore)
Built/yard: 1975, Mitsubishi (Japan)
Original name: *M/T White Sea*
Length/breadth: 280m/54m
Deadweight tonnes: 151 000
Storage capacity (bbl): 1 100 000
Production capacity (b/d): 50 000
Gas compression capacity (mmscfd): 60
Water injection capacity (b/d): 150 000
Ownership: 100%

FPSO PETRÓLEO NAUTIPA
Conversion/yard: FPSO 1999, 2001/Keppel (Singapore)
Built/yard: 1975, Nippon Kokan (Japan)
Original name: *M/T Knock Bue*
Length/breadth: 266m/44m
Deadweight tonnes: 141 330
Storage capacity (bbl): 1 050 000
Production capacity (b/d): 50 000
Gas compression capacity (mmscfd): 3
Ownership: 50%

M/T IONIKOS / TUI
Conversion/yard: FPSO 2007/Keppel (Singapore)
Built/yard: 1991, Nagasaki Shipyard, Mitsubishi (Japan)
Original name: *M/T Kyokuwa Maru, M/T Ionikos*
Length/breadth: 241m/46m
Deadweight tonnes: 119 990
Storage capacity (bbl): 773 246
Production capacity (b/d): 50 000 bopd, 120 000 bfpd
Gas compression capacity (mmscfd): 25
Water injection capacity (b/d): -
Ownership: 100%

101

Floating Production

Prosafe is a leading owner and operator of floating production, storage and offloading vessels (FPSOs) outside the North Sea. It currently operates a fleet of six FPSO/FSO units off Africa and Asia, and has two additional vessels under conversion to FPSOs during 2006. The divisional head office is in Singapore.

The core business of Floating Production is the design, engineering, conversion and operation of FPSO/FSO vessels. Four units are owned and operated by the division: FPSO *Espoir Ivoirien*, *Abo FPSO*, FPSO *Petróleo Nautipa* (owned 50 per cent by Prosafe) and FSO *Endeavor*. In addition, Prosafe owns 50 per cent of FSO *Madura Jaya* and operates FPSO *Al Zaafarana*. These vessels operate off the Ivory Coast, Nigeria, Gabon, India, Indonesia and Egypt respectively. All six units have been converted to FPSOs/FSOs by Prosafe. In the fourth quarter of 2005, the company began converting the M/T *Apollo* and M/T *Ionikos* to FPSOs. The first of these will be moored on the Polvo field off Brazil, while the second is due to be deployed on New Zealand's Tui field.

Strategy

The Floating Production division aims to be a leading player for ownership, conversion and operation of FPSOs worldwide. It will be the best over time in terms of safe, efficient and profitable operation.

Priority geographical areas for the division are west Africa, south-east Asia and Brazil. At the same time, it has ambitions of creating supplementary volume in the long term through the sale of technology developed in-house.

Activity in 2005

Abo FPSO began an eight-year charter with Agip in Nigeria in April 2003. This vessel was in operation throughout 2005, achieving high operational regularity and good health, safety and environmental results.

FPSO *Espoir Ivoirien* produced oil and gas for Canadian Natural Resources throughout 2005 from the Espoir field off the Ivory Coast. In June 2004, Prosafe was awarded the job of upgrading the vessel for the tie-in of the West Espoir wellhead platform. This project involved expanding processing capacity, increasing water injection and the tie-in of a number of wells. It was completed in September 2005, on time and within budget. Modifications were made to the vessel with minimum downtime and no lost-time injuries. The tie-in of West Espoir increases the likelihood that the vessel will remain on its present location beyond the firm charter period.

FPSO *Petróleo Nautipa* is chartered to Vaalco on the Etame field off Gabon. This charter originally ran to September 2007. In April 2005, it was renegotiated and extended to






M/T APOLLO / POLVO
Conversion/yard: FPSO 2007/Keppel (Singapore)
Built/yard: 1991, Ishikawajima-Harima (Japan)
Original name: *Nissho Maru, M/T Apollo*
Length/breadth: 340m/54m
Deadweight tonnes: 257 965
Storage capacity (bbl): 1 600 000
Production capacity (b/d): 90 000 bopd, 150 000 bfpd
Gas compression capacity (mmscfd): 7.5
Water injection capacity (b/d): 100 000
Ownership: 100%

FSO ENDEAVOR
Conversion/yard: FSO 1997/Keppel (Singapore)
Built/yard: 1971, Bethlehem (USA)
Original name: *S/S Cove Endeavor*
Length/breadth: 247m/32m
Deadweight tonnes: 70 000
Storage capacity (bbl): 550 000
Ownership: 100%

FSO MADURA JAYA
Conversion/yard: FSO 2002/Sembawang (Singapore)
Built/yard: 1981, Uddevallavarvet (Sweden)
Original name: *M/T Paris II*
Length/breadth: 228m/42m
Deadweight tonnes: 89 000
Storage capacity (bbl): 633 000
Ownership: 50%

FPSO AL ZAAFARANA
Conversion/yard: FSO 1991/FPSO 1994/Jurong (Singapore)
Built/yard: 1969, Kawasaki Dockyard, Kobe (Japan)
Original name: S/S *Kavo Longos*
Length/breadth: 260m/40m
Deadweight tonnes: 131 878
Storage capacity (bbl): 500 000
Production capacity (b/d): 35 000
Ownership: 0% (operation contract only)



Operating revenues 36.7%
EBITDA 35.2%
Assets 47.7%
Employees 82%
Floating Production
Offshore Support Services

September 2012, with an option for the customer to cancel in September 2011. Production from the field has been good, and a nearby field is due to be tied back to the existing FPSO in October 2006.

FSO *Endeavor* was under charter throughout the year for Aban Loyd Chiles Offshore on the PY-3 field off India. The charter was extended in 2004 until July 2007, ensuring that the vessel will operate on the field for an unbroken period of at least 10 years. This is more than three times longer than the original firm charter.

FSO *Madura Jaya* has been under charter to Kodeco Energy since January 2003. This assignment was renegotiated in April 2005 and extended for five years until May 2010.

Floating Production generated operating revenues of USD 108.5 million (2004: USD 69.3 million), while operating profit came to USD 37.9 million (2004: USD 31.9 million). The improvement in results reflects high operational regularity, good project execution and reduced depreciation for FPSO *Petróleo Nautipa* as a result of its charter extension.

Goodwill arising from the acquisition of Nortrans Offshore Ltd in 2001 was originally being amortised over 20 years. The implementation of the IFRS means that goodwill can no longer be amortised, and will be subject instead to a regular test for impairment. The company's vessels are depreciated over firm charter periods to an estimated residual value. The company's vessels come under a special tax regime for shipping companies resident in Singapore. This means that the company is not liable to Singaporean tax on income from chartering and operating the vessels.

The charters for FPSO *Espoir Ivoirien*, *Abo FPSO*, FPSO *Petróleo Nautipa* and the FPSO for the Polvo field give the customer an option to purchase these vessels during the firm charter term. The value of the purchase option at any given time will secure the net present value of the remaining charter period, including the residual value of the vessel, and will accordingly also exceed the book value of the ship at all times.

Markets and outlook

After a low level of activity in 2004, with only two charter awards in Prosafe's priority areas, the level of activity increased substantially during 2005. Ten contracts for FPSO conversions were awarded in the west African, Asian and Brazilian regions. Demand drivers for FPSOs as a development concept are based on cost efficiency and integrated turnkey solutions for marginal fields, as well as the desire by oil companies to reduce the time and cost of developments. FPSOs also represent a concept which provides opportunities for redeployment on new fields while cutting abandonment costs at the end of a field's producing life by comparison with fixed installations.

The award of the Polvo and Tui contracts demonstrates Prosafe's strong position in the market for converting and operating FPSOs outside the North Sea. Activity in the FPSO market is very high, and the company is pursuing new tenders in addition to its two existing conversion projects. Prosafe worked throughout 2005 to expand in-house capacity in order to participate in the strong growth expected in the market. The company is now well prepared for further expansion in terms of both operational and financial capacity.

Floating Production has long experience of converting and operating both FSOs and FPSOs. The first FSO conversion was carried out in 1985, with the first FPSO converted in 1994. Including the new contracts for M/T *Apollo* and M/T *Ionikos*, the company has carried out a total of nine FPSO conversions or significant upgrades, and has converted six FSOs.

Prosafe has developed efficient solutions over a long period for use in the FPSO industry, including turret/swivel technology which permits mooring in both shallow and deep water with big riser capacity. Six of the conversion projects have utilised this in-house solution. The combination of long operational experience and efficient technical solutions helps to give Prosafe competitive advantages in the FPSO market.





Key figures

(Financial figures in USD million)

	2005	2004	2003
Operating revenues	106.3	69.3	63.1
EBITDA	54.3	51.8	45.2
EBIT	37.9	31.9	19.1
Assets	415.2	372.7	296.2
Investments	35.0	1.0	1.2
Employees	576	459	492

The current levels of tendering, oil company interest and operations in other parts of the business which lie earlier in the industrial cycle indicate that the high level of activity experienced in 2005 will persist over the coming two-three years.

EBITDA



USD million
60
50
40
30
20
10
0
2003
2004
2005

CONTRACTS



Project phase
Contract
Option
M/T Ionikos / Tui
M/T Apollo / Polvo
Abo FPSO
Espoir Ivorien
Petróleo Nautipa
Al Zaafarana
Endeavor
Madura Jaya
Operations 2)
NZOP, New Zealand
DEVON, Brazil
AGIP, Nigeria
CANADIAN NATURAL RESOURCES, Ivory Coast
VAALCO, Gabon 1)
ZAAFARANA OIL COMPANY, Gulf of Suez
ABAN LOYD CHILES OFFSHORE, India
KODECO OIL, Indonesia
ADDAX PETROLEUM, Nigeria
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

1) The contract runs until September 2012, with an option for the customer to cancel in September 2011

2) Operation and maintenance of the fixed installations on the OML-123 field





SAFE BRITANNIA
Design: Pacesetter (enhanced)
Upgraded: 1997/2003
Built/yard: 1980, GVA (Sweden)
Berths: 312
Positioning: DP2/TAMS
Thrusters: 4 x 2.4 MW + 2 x 1.5 MW

SAFE CALEDONIA
Design: Pacesetter
Upgraded: 2003
Built/yard: 1982, GVA/Kockums (Sweden)
Berths: 550
Positioning: DP2/TAMS
Thrusters: 4 x 2.4 MW

SAFE LANCIA
Design: Pacesetter
Upgraded: 2003
Built/yard: 1982, GVA/Kockums (Sweden)
Berths: 550
Positioning: DP2
Thrusters: 4 x 2.4 MW

JASMINIA
Design: GVA 2000
Built/yard: 1982, GVA (Sweden)
Berths: 535
Positioning: Moored
Thrusters: 2 x 2.4 MW

Offshore Support Services

Prosafe is the world's leading owner and operator of semi-submersible accommodation/service rigs. The company's eight units of this type operated in 2005 on bareboat charters in the Gulf of Mexico and on time charters in the North Sea, the Mediterranean, off west Africa and in the US Gulf. The divisional head office is in Singapore.

Following the merger of Procon Offshore ASA and Safe Offshore ASA in 1997, this division had three rigs deployed in the traditional North Sea flotel market. Since then, the fleet has increased to eight units and Offshore Support Services operated for the first time in four continents simultaneously during 2004.

The division's rigs are primarily used for accommodation and service functions. MSV *Regalia* can also work with subsea construction and well intervention. Following the upgrade of *Safe Regency* and *Safe Lancia* in 2003 and of *Safe Caledonia* in the spring of 2004, five of the division's eight rigs are equipped with dynamic positioning (DP) systems.

Accommodation/service rigs are traditionally utilised to meet requirements for additional offshore living quarters, workshop and storage capacity. Such needs can arise, for instance, when installing and commissioning new facilities, upgrading or maintaining existing installations, tying satellite fields to existing infrastructure, and removing installations. The rigs can be connected to other installations via gangways, or personnel can be transported to and from the unit by boat or helicopter. These rigs boast substantial accommodation capacity, with berths for 300-800 people, good welfare and catering facilities, medical services, storage, workshops and offices, deck cranes, and the necessary equipment and systems for protecting the safety of personnel on board.

Strategy

Offshore Support Services' strategy is to maintain its position as the world's leading player in the market for semi-submersible accommodation/service rigs, and to maximise rig utilisation and free cash flow at all times.

Activity in 2005

Five of the company's units - *Safe Britannia, Safe Hibernia, Safe Lancia, Jasminia* and *Safe Regency* - were employed throughout the year in the Gulf of Mexico under five-year bareboat charters secured in 2003. The total value of these assignments is about USD 300 million. The rigs were in continuous operation, and were virtually unaffected by the hurricanes which caused damage in the northern Gulf.

Safe Caledonia worked throughout the year for Shell off Nigeria, providing support with completion work on the Bonga field.

Safe Scandinavia began the year with a charter for Bechtel Overseas Corporation/British Gas on Tunisia's Miskar field from January to April. This assignment was important for employing the rig in a season when it has normally been idle. *Safe Scandinavia* then moved to the North Sea and executed a charter for ConocoPhillips on the Britannia field from May to October. In the latter month, it began a transatlantic voyage to the US Gulf and moored adjacent to Shell's Mars platform at the end of November. The contract with Shell will last to the second quarter of 2006.



SAFE REGENCY
Design: Pacesetter
Upgraded: 2003
Built/yard: 1982, FELS (Singapore)
Berths: 771
Positioning: DP1
Thrusters: 4 x 2.4 MW



SAFE SCANDINAVIA
Design: Aker H-3.2E
Upgraded: 2003
Built/yard: 1984, Aker Verdal (Norway)
Berths: 583
Positioning: Moored
Thrusters: -



MSV REGALIA
Design: GVA 3000 (enhanced)
Upgraded: 2003
Built/yard: 1985, GVA (Sweden)
Berths: 300
Positioning: NMD3
Thrusters: 6 x 2.64 MW



SAFE HIBERNIA
Design: Aker H-3 (modified)
Built/yard: 1977, Rauma Repola (Finland)
Berths: 500
Positioning: Moored
Thrusters: 2 aft propulsion units



Operating revenues 63.3%



EBITDA 64.9%



Assets 52.3%



Employees 18%

Offshore Support Services
Floating Production

MSV *Regalia* worked for Statoil on the Visund field from February to September. After a short charter for BP on the Magnus field, it was readied for mobilisation to Angola and began the voyage in November. Just before the end of 2005, it was connected to Total's Girassol FPSO off the west African country and commenced a 12-month charter.

Operating revenues for Offshore Support Services totalled USD 186.7 million (2004: USD 168.8 million), while operating profit came to USD 69.6 million (2004: USD 56.5 million). Rig utilisation was 92 per cent (2004: 87 per cent), the highest level achieved by Prosafe so far. The improvement in operating profit for 2005 reflects the high rig utilisation factor, and particularly an improved result for *Safe Scandinavia*.

The company's vessels come under a special tax regime for shipping companies resident in Singapore. This means that the company is not liable to Singaporean tax on income from chartering and operating the vessels.

Markets and outlook

Prosafe currently owns eight of the world's 16 semi-submersible accommodation/service rigs, including five of nine dynamically-positioned units and three of seven moored vessels. Geographically, five of the eight rigs operating off Mexico belong to Prosafe. Three of Prosafe's units working off Mexico are qualified for use in the North Sea, including two with opportunities for dynamic positioning. The company's focus on dynamically-positioned units and rigs for operation in demanding waters has created strong market positions both in the North Sea and off Mexico.

Demand for the division's rigs has traditionally been concentrated in the North Sea and the Gulf of Mexico, but the geographical spread has increased over recent years. In the 2003-05 period, Offshore Support Services executed charters off East Timor, west Africa, the Mediterranean and the US Gulf. This geographical spread has made a positive contribution to enhancing the fleet's utilisation factor during a period of stable activity in the North Sea.

The number of prospects is increasing in the North Sea, and their materialisation could create a very good market over the next two-three years. Demand drivers in the North Sea include hook-up of new installations, tie-back of subsea-completed wells, maintenance shutdowns and upgrading requirements. Some demand also exists in relation to removal of installations. Prosafe's rig fleet is well adapted to market needs. The dynamically-positioned MSV *Regalia* rig, which can work in the North Sea, is available for virtually the whole of 2007 and 2008. Combined with long operational experience, this gives the division a good competitive position and grounds for optimism in the time to come.

The market in the Gulf of Mexico is strong, and characterised by continuous field and maintenance as well as longer-term contracts than in the North Sea. This is reflected in the award of five-year contracts in the spring of 2003, while interest is now being shown in additional service rigs. Mexican state oil company Pemex has an expressed strategy which involves substantial construction activity over the next five to 10 years.

A utilisation factor of 91 per cent excluding options has been secured for the rig fleet in 2006. Further availability relates largely to *Safe Caledonia* and *Safe Scandinavia*. However, these periods will be limited because of the high existing utilisation factor and options in existing contracts. Moreover, the rig fleet at 31 December had been secured a utilisation factor of 64 per cent in 2007 and 34 per cent for 2008.


CONTRACTS
Contract
Option
Yard stay
Safe Hibernia
MSV Regalia
Safe Scandinavia
Safe Regency
Jasminia
Safe Caledonia
Safe Britannia
Safe Lancia
GULF OF MEXICO
NORTH SEA
WEST AFRICA
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009


Rig utilisation
Percent
100
90
80
70
60
50
40
30
20
97 98 99 00 01 02 03 04 05 06 07 08
Historical rig utilisation
Rig utilisation ensured at 31 December 2005


EBITDA
USD million
120
100
80
60
40
20
0
2003
2004
2005



Key figures
(Financial figures in USD million)

	2005	2004	2003
Operating revenues	196.7	163.8	129.3
EBITDA	110.2	87.1	54.7
EBIT	69.9	56.5	30.8
Assets	459.3	427.5	432.2
Investments	15.3	15.6	73.4
Fleet utilisation	92%	87%	73%
Employees	118	119	115



Risk management and sensitivities

Prosafe is an international group with activities in several continents and various segments of the international oil and gas industry. The company's conduct and development of its business are subject to several categories of risk, and an overall understanding and management of this exposure is important in ensuring stable value creation for the shareholders.

Prosafe currently assesses the group's total risk in four main categories: strategic, operational, financial and insurance-related. There are integrated into a tool used to assess individual project risk and for continuous monitoring of the individual divisions.

STRATEGIC RISK
Unlike operational, financial and insurance-related risk, where the company seeks as far as possible to reduce its exposure, strategic risk is the only category in which the company actively wishes to bear risk in order to generate a return for shareholders. Prosafe will create shareholder value by allocating capital and resources to the commercial opportunities which yield the best return in relation to the risks involved within its specified strategic direction.

Prosafe's position in the value chain
The bulk of the company's activities are centred around the production and maintenance phase on an oil field. Traditionally, this represents the part of the value chain which is most robust in relation to oil price variations and associated fluctuations in the pace of oil company investment and development. Prosafe's strategic focus secures the company a stable revenue flow combined with growth opportunities in selected niches, even at times of volatile oil prices. The company will also seek at all times to have a portfolio comprising long, medium-term and short contracts, which confers stability and predictability combined with a potential for increased earnings through market fluctuations and new growth. Prosafe has operations in all the world's most important offshore regions, so that the company's risk is also substantially diversified in geographical terms.

Competitive position
The competitive position, through changes in demand and supply, is the most important factor affecting the company's results. In Offshore Support Services, Prosafe competes in a global market for accommodation/service rigs. The company faces competition in shallow and calm waters internationally from jack-ups and barges, while its vessels are technical and safety leaders in harsh environments. Demand for its rigs has become global, and includes Africa, Asia, the Mediterranean and Brazil in addition to the traditional North Sea and Mexican mari ets.

Demand for accommodation and services has risen in line with an increased pace of development for new oil discoveries and extended producing lives for existing fields. In markets where competition is lower, such as the North Sea, this has led to higher utilisation factors and dayrates. Entry barriers in this segment are substantial owing to the high cost and long delivery time of newbuildings and the limited availability of rigs which can be converted to accommodation/service units. These barriers are likely to be at their highest for the upper end of the market, with dynamically-positioned rigs which face demanding weather conditions, while moored units in

■ Prosafe's position in the value chain


Seismic surveys
Exploration and development drilling
Pre-engineering/ Concept studies
Fabrication/ Installation
Production and maintenance
Abandonment

105

calm waters could be more readily available. Offshore Support Services will create shareholder value by securing the highest possible contribution from each rig at all times.

Floating production operates in an expanding but fragmented industry. After a period with few contract awards in 2003-04, the market reversed in early 2005 and demand rose substantially. By 31 December, 10 FPSO contracts had been awarded in the market segments where Prosafe operates, and free capacity in the market had been significantly reduced. The level of activity was high at the beginning of 2006. Based in part on today's substantial drilling programmes, the company expects this high level of activity to persist in coming years. Vessels in demand vary from small ships with a low production capacity to large and complex units capable of high production and injection. However, contractors in this market also differ with regard to capital, expertise, geographical focus and experience. Prosafe focuses primarily on the segment for medium-sized FPSOs outside the North Sea, and will create shareholder value by offering cost-effective vessels fixed on firm charters in combination with safe, stable and cost-effective operation.

Sensitivity: Prosafe's business is based largely on fixed dayrate contracts, with compensation independent of oil prices and production volumes. Dayrates for accommodation/service rigs and FPSO/FSO units are primarily denominated in USD. An increase of USD 5 000 in the dayrate for each of the three accommodation/service rigs operating in other geographical areas than Mexico would increase annual operating profit by USD 4.4 million (USD 0.15 per share), assuming 80 per cent rig utilisation. Similarly, a five per cent increase in utilisation for these three rigs, including saved lay-up costs and assuming an EBITDA contribution of USD 60-100 000 per day, would increase annual operating profit by USD 4-7 million (NOK 0.12-0.21 per share).

The FPSO projects on which Prosafe focuses would mainly involve a total capital expenditure of USD 150-400 million. Assuming a firm charter period of seven to 10 years and an internal rate of return of 12-15 per cent, a new project worth USD 200 million would increase annual EBITDA by about USD 30-40 million. As an example, the Polvo project now under way has an investment framework of USD 160-180 million and an anticipated annual EBITDA contribution of USD 27-30 million.

OPERATIONAL RISK

Prosafe's offshore operations involve risks of injury to personnel, damage to equipment and accidental discharges/emissions to the natural environment. Avoiding harm to personnel and equipment as well as accidental discharges/emissions represents a clear target. Possible incidents are reported immediately and followed up to limit possible harm and prevent repetition. Prosafe works proactively and constructively with customers and suppliers on setting in-house goals, making continuous improvements to its own routines, and seeking to shape attitudes to protect personnel and equipment from harm and the natural environment from pollution by its own operations and those of its partners.

In line with industry practice, a contract will normally contain clauses which could give the customer an opportunity for early cancellation under specified conditions. Providing Prosafe has not acted negligently, however, the effect on results in such cases can normally be wholly or partly offset by a financial settlement in the company's favour.

The contracts in the Gulf of Mexico contain a cancellation clause which allows the ultimate customer to cancel the agreement at 30 days notice without compensation if the Mexican authorities annul financing for the project. These clauses reflect the crisis in Mexico during the 1980s, and the company takes the view that a cancellation based on them is only likely if the Mexican economy suffers another deep and lengthy crisis. Prosafe does not regard this as a realistic scenario, given the high present and planned levels of activity in the Gulf of Mexico, the high oil price and the importance of oil production for Mexican economic development.

Geographical distribution of operating revenues

Nigeria	23%
Mexico	21%
Ivory Coast	18%
Norway	10%
UK	10%
USA	5%
Angola	4%
Gabon	4%
Others	5%



FINANCIAL RISK

Interest rate risk

Prosafe's interest-bearing debt totalled USD 391 million at 31 December 2005. Unsecured bond loans accounted for USD 124 million of this total and bank loans secured by mortgages for USD 167 million. The bond debt is divided into three loans, of NOK 89 million running to March 2007, NOK 411 million running until March 2010 and USD 50 million running until March 2013 respectively. Interest on the debt is in principle floating, but has been hedged through the use of interest rate swap agreements and interest rate collars. Prosafe evaluates the proportion of interest-rate hedging in relation to the repayment profile of its loans, the company's portfolio of contracts, cash flow and cash in hand. The proportion hedged will normally lie between 50 and 75 per cent for all loan terms. The average interest cost in 2005 was 4.7 per cent as against 4.5 per cent the year before and 4.6 per cent in 2003.

Sensitivity: Assuming an average interest-bearing debt of USD 400 million and a hedged proportion of 60 per cent, a rise of one percentage point in interest rates would increase annual interest expenses by USD 1.6 million before tax.

Currency risk

Prosafe has compiled its accounts in USD from January 2004. In normal operation, the company will mainly have a currency exposure to GBP, NOK and SGD. Part of the operating expenses in Offshore Support Services is denominated in GBP, while revenues are primarily in USD. During certain periods, however, the company will have contracts on the UK continental shelf which yield GBP revenues, with a consequent reduction in net currency exposure.

Depending on the country of operation, a small proportion of operating expenses in Offshore Support Services could be in NOK. Together with operating expenses in the parent company, which are also mainly in NOK, this normally represents an annual amount corresponding to USD 5-10 million.

Debt and interest expenses in currencies other than USD are currency-hedged on a continuous basis against the USD, so that this effectively functions as USD financing. The hedging takes the form of liquidity reserves and financial instruments.

Part of the shared expenses in Floating Production are in SGD, while the company normally has no significant revenues in that currency. The bulk of its revenues and expenses is in USD.

Net cash flow in GBP and SGD normally shows a deficit corresponding to USD 50 million per annum, while net cash flow in NOK normally yields a surplus corresponding to USD 10 million before payment of dividend. The bulk of the company's net cash flow from operations will be currency-hedged using forward contracts within a time horizon of 12-18 months. Factors such as currency exposure in the balance sheet and tax calculations will also be taken into account to the extent that they are affected by exchange rate changes.

Both rigs and ships belonging to the company are valued, traded and financed in USD. Investments such as upgrading and conversion of rigs and ships will primarily be in USD. To the extent that such investments are denominated in currencies other than USD, the cash flow will be hedged with the aid of currency forward contracts.

Sensitivity: Assuming a net annual requirement for GBP, SGD and NOK corresponding to USD 60 million, a 10 per cent weakening of the USD against the GBP, SGD and NOK will increase operating expenses by USD 6 million before the effect of currency hedging is taken into account.

Liquidity risk

Under existing credit agreements, the group is required to maintain a minimum liquidity reserve of USD 40 million. Prosafe makes active use of a system for planning and forecasting the development of its liquidity, and utilises scenario analyses to secure stable and sound development.

Oil price risk

Since it is largely dictated by oil price trends, the level of activity in the oil and gas industry has historically been cyclical. Activity levels at Prosafe have traditionally been relatively robust in relation to oil price fluctuations because the company's operations generally focus on the production and maintenance phase in an oil field, in combination with dayrate charters which can be of long duration. However, the company could be influenced by a persistently low oil price which, over time, might cause field developments to be postponed and thereby affect demand for new FPSOs or service rigs to carry out installation and hook-up work.

INSURANCE-RELATED RISK

The company primarily aims to cover insurance-related risk as fully as possible through insurance policies, to the extent that such cover is available and reasonably priced.

Prosafe's insurance policies provide cover against injury to crew, damage to its vessels, loss of revenue, third-party liability - including oil spill, employer's and director's

106

liability - and personal cover for employees relating to accident, death, disability and pension.

Cover under hull and machinery and loss-of-hire policies for vessel loss or damage is related to the vessel's estimated market value and the value of the individual charter respectively, so that the impact of a possible loss on results is minimised. Prosafe has also taken out war risks insurance to cover physical damage and liability arising from war and terrorist actions.

PROJECT RISK

The four above-mentioned risk categories are integrated in a tool used to assess project risk. In addition, the company carries out a particular assessment of five risk factors when tendering for FPSO/FSO contracts:
- conversion risk
- country/political risk
- the customer's creditworthiness
- the field's expected production profile and reservoir risk
- project profitability when residual value considerations are taken into account

Conversion risk embraces the possibility of cost overruns and delays. The company's history shows that Prosafe handles such risk well. Managing this type of risk is a key part of its core competence. Continuous improvement of systems and work processes is important for management of conversion risk. So is a focus on securing continuity in the organisation and in key posts, and on maintaining relations with sub-contractors and equipment suppliers. The company's growth ambitions are aligned to the organisation's ability to ensure a controlled and cost-effective implementation of conversion projects.

Country/political risk involves factors which are relevant when operating globally. In this context, Prosafe primarily seeks to secure guarantees and payment in USD to reputable banks in politically stable countries. Its units also operate fairly far out to sea, and would not necessarily be affected by possible internal disturbances in a country. Moreover, the company has established emergency response plans and implements periodic emergency exercises.

Credit assessment of customers and suppliers is part of Prosafe's project evaluations and risk analyses. The company attempts as far as possible to reduce credit risk via parent company or bank guarantees.

The field's expected production profile and reservoir risk are analysed to assess the long-term requirement for the vessel on the field. So far, the company has only concluded charters based on fixed dayrates for a firm period,

independent of both oil price variations and production volumes. Such charters also contain compensation clauses in the event of early cancellation, thereby safeguarding Prosafe's investment and expected earnings.

The profitability of a project is assessed on the basis of the residual value of vessel and equipment, the technical lifetime of individual components and the length of the firm contract, as well as option periods and the likelihood that these will be exercised. Assessments are also made of the vessel's direct applicability to other types of field and possible requirements for upgrading and modifications in that context.

Generally speaking, all units will be completed to provide a technical life of up to 20 years. Given that firm charters in this industry tend to run for seven to 10 years, each unit is thereby built to serve potentially under at least two contracts. A field's producing life will often be extended, allowing good profitability to be achieved with a single charter.



Prosafe pursues a conservative depreciation policy, and a large proportion of the investment in a project will always be depreciated over the first firm charter period. In the event that a charter is extended, the depreciation profile will also be lengthened to reflect the vessel's longer economic life and thereby lay the basis for good profitability - including those cases where an extension might include a reduction in rates. A conservative depreciation policy will also help to ensure that the company's vessels are competitive for a new project, even after necessary upgrading/modifications.

Combined with good contracts and a good maintenance programme, a conservative depreciation profile contributes to the quality of earnings, a sound balance sheet, and a high degree of predictability and transparency. Taken together, these factors reduce risk and help to ensure long-term value creation for shareholders.



Shareholder information

The principal objective of Prosafe's shareholder policy is to provide shareholders with a competitive risk-adjusted yield on their shares through a combination of share price development and direct return in the form of dividend.

The level of dividend will reflect the underlying financial progress of the company, while taking account of opportunities for further value creation through profitable investment. Prosafe's aim is that 30-50 per cent of the company's annual profit will be returned to its owners in the form of dividend. Special dividends were paid for the years from 2002 to 2004 because the free cash flow significantly exceeded the need to invest. Buying back shares will be considered as an alternative to profitable new investment, dividend and extraordinary debt servicing.

The administration's mandate is to create the best possible basis for active development of the company, and to manage its assets in such a way that its value is as clear as possible at all times.

The board will propose to the annual general meeting on 3 May 2006 that a dividend of NOK 5.5 per share be paid for fiscal 2005, which represents an increase from the ordinary dividend of NOK 5 per share in 2004. The company also resolved on 22 December 2005 to pay a special dividend of NOK 6 per share. This was paid on 6 January 2006.

Dividend


NOK/Share
Ordinary dividend
Special dividend
12
10
8
6
4
2
0
2002
2003
2004
2005

Equal treatment of shareholders

In order to ensure equal treatment of its shareholders, one of Prosafe's aims is to make sure that the stock market is in possession at all times of correct, clear and timely information about the company's operations and condition. This is essential for an efficient pricing of the shares and for confidence in the company. Approaches taken to meet this aim include prompt and comprehensive reporting of the company's interim results, and the distribution of annual and quarterly reports. In addition, information of significance for assessing the company's underlying value and prospects is reported to the Oslo Stock Exchange and made available via the Hugin financial information service at www.huginonline.no as well as on the company's own web site. Further details, such as the articles of association, contact names, addresses and news about the company, are also available at www.prosafe.com.

Prosafe has been awarded the Oslo Stock Exchange's information and English symbols, established to identify companies which work professionally and systematically to make financial information readily available to investors and other market players, both nationally and internationally.

The company has clearly defined, and will otherwise define from case to case, which persons are authorised to speak to the external market on its behalf concerning various issues.

A number of Norwegian and foreign stockbrokers provide analyses of the Prosafe share. It is in the company's interests that such analyses are of high quality and based on the true facts. For that reason, Prosafe places great weight on ensuring that all analysts receive accurate, clear and relevant information, and are treated equally regardless of the recommendations they make. A list of analysts who monitor Prosafe can be found at www.prosafe.com.

Share capital

The company's share capital totalled NOK 340 975 430 at 31 December 2005, divided between 34 097 543 shares with a nominal value of NOK 10 each. The average number of outstanding shares in 2005 was 34 052 682. Prosafe's shares are listed on the Oslo Stock Exchange (OSE) with ticker code PRS.

Prosafe owned 21 052 of its own shares at 31 December, corresponding to 0.06 per cent of the total.

Developments in share price and liquidity

Prosafe's share price at 31 December 2005 was NOK 286.50, giving the company's market capitalisation of NOK 9.8 billion. That represents a rise of 75 per cent during 2005 before adjustment for dividend. Adjusted for a total dividend of NOK 11 per share, the increase was 81 per cent. By comparison, the Oslo Stock Exchange's benchmark and energy indices rose by 40 and 90 per cent respectively over the same period. The graph below shows the performance of Prosafe's share price from 31 December 2004 to 31 January 2006, and the concurrent development of the Oslo Stock Exchange's benchmark and energy indices over the same period.

On average, just over 200 000 shares were traded per trading day in 2005. This represents a 31 per cent increase in volume from the year before. Adjusted for an average trading price of NOK 217.10 as against NOK 155.55 in 2004, the value of daily turnover rose by 84 per cent to around NOK 43 million.



Volume
NOK
PRS
OSEBX
ENERGY
Jan 2005
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2006

Key share data	2005	2004	2003	2002
Number of shareholders	3 577	3 843	3 556	3 081
Foreign ownership (%)	68.5	50.1	25.6	43.40
Share price at 31 Dec (NOK)	286.5	164	134	94.50
Shares issued at 31 Dec (1 000)	34 097	34 049	33 958	33 958
Market cap at 31 Dec (NOK million)	9 769	5 583	4 550	3 209
Turnover (NOK million)	11 000	5 963	4 602	2 832
Shares traded (1 000)	50 671	38 336	37 427	24 035
Average daily trading volume	200 282	152 128	149 708	96 486
Average share price (NOK)	217.1	155.55	122.96	117.87
Number of transactions	52 774	21 159	14 781	12 738
Average no of shares per transaction	960.2	1 820	2 532	1 886
Turnover rate (%)	148.7	113.1	110.2	70.9

Shareholder composition

At 31 December 2005, Prosafe had 3 577 registered shareholders. Norwegians owned 32 per cent of the shares, while 68 per cent were registered to foreign owners.

Shareholder composition at 31 Dec 2005

Name	No of shares	Percentage
State Street Bank (nom.)	1 936 484	5.68%
Euroclear Bank (nom.)	1 726 640	5.06%
Brown Brothers Harriman	1 535 390	4.50%
Odin	1 468 918	4.31%
Bank of New York	1 397 412	4.10%
Svenska Handelsbanken (nom.)	1 352 420	3.97%
Folketrygdfondet	1 279 627	3.75%
JP Morgan Chase Bank	1 268 795	3.72%
Skandinaviska Enskildabanken	1 224 931	3.59%
RBC Dexia Investor (nom.)	978 170	2.87%
JPMorgan Chase Bank (nom.)	950 128	2.79%
Carnegie	[illegible]	2.75%
Morgan Stanley (nom.)	787 133	2.31%
Pareto	692 350	2.03%
Danske Bank (nom.)	581 554	1.71%
Vital	542 455	1.59%
Nordea	495 287	1.45%
Mellon Bank (nom.)	471 984	1.38%
Mellon Bank (nom.)	442 051	1.31%
IF Skadeforsikring	385 550	1.12%
Total 20 largest	**20 459 968**	**60.00%**
Total number of shares	**34 097 543**	

Geographical distribution of shareholders at 31.12.2005



Norway 32%
North America 19%
UK 19%
Rest of Europe 29%
Others 1%

OSE indices

The Prosafe share was included in the following indices on the Oslo Stock Exchange at 31 January 2006:

Name	Ticker	Weighting
OBX index	OBX	1.651%
Benchmark index	OSEBX	1.452%
All-share index	OSEAX	0.600%
Energy index	OSE10GI	1.167%
Fund index	OSEFX	2.007%

Financial calendar

Prosafe will publish its interim results on the following dates:

1st quarter 2006:	27 April 2006
2nd quarter 2006:	9 August 2006
3rd quarter 2006:	3 November 2006
4th quarter 2006:	9 February 2007

The annual general meeting will be held on 3 May 2006.

Risk scheme for Norwegian taxpayers

To prevent double taxation of shareholders/companies, the Risk scheme allows Norwegian shareholders to adjust the cost of shares for capital gains tax purposes in line with changes in taxed capital in the company. This means that the tax base at the time of a possible share sale will be adjusted by the Risk amount applicable for the period in which the shareholder has owned the share. The annual Risk adjustment applies only to those who held the shares on 1 January of the relevant year. The following Risk amounts have been calculated for Prosafe ASA:

1 January 2005	NOK	(8.95)	per share
1 January 2004	NOK	1.16	per share
1 January 2003	NOK	(0.26)	per share
1 January 2002	NOK	1.15	per share
1 January 2001	NOK	1.86	per share
1 January 2000	NOK	0.60	per share
1 January 1999	NOK	1.45	per share
1 January 1998	NOK	1.49	per share

Because Prosafe was formed in 1997, Risk amounts have not been calculated for earlier years. Discoverer ASA was merged with Prosafe Rigs AS in December 1998 in exchange for shares in Prosafe ASA. The Risk adjustment factor, based on an exchange ratio of 1:0.7205, comes to 1.38792. This adjustment factor should be applied by former shareholders in Discoverer ASA when calculating the redistributed Risk at 1 January 1998. The redistributed Risk at 1 January 1998 comes to NOK 0.69.

Foreign shareholders will be taxed under the rules applying in their home countries, and are accordingly unaffected by the Norwegian Risk rules.



Analytical information

A key aim at Prosafe is to encourage the broadest possible coverage of and interest in the company through a steady flow of information to the stock market. Prosafe does not want to provide guidance on assessments or methodologies for judging the underlying value of the group's business.

It prefers to leave a valuation of the company to the capital market, based on assessments of operations, developments, market prospects and other information in the public domain.

Valuation
Prosafe's business consists of the Offshore Support Services and Floating Production divisions. Both are to a large extent capital intensive and active in the global oil and gas industry. The capital market has traditionally based its valuation of Prosafe on a combination of net asset value and earnings-based methods. The information below is intended as a supplement for shareholders and other interested parties who want to make their own calculations and assessments.

Prosafe commissions value estimates for its vessels every year, which are primarily used in relation to the external capital market and for insurance purposes. Broker estimates obtained in December 2005 are shown in the table on the next page together with assessments secured earlier. These estimates are based on the sale of the units without charters and available for new contracts on market terms. The table shows the average of valuations from two independent brokers.

The rig fleet today comprises *Safe Britannia, Safe Caledonia, Safe Hibernia, Safe Lancia, Jasminia, Safe Regency, Safe Scandinavia* and *MSV Regalia*. *Safe Hibernia* was acquired in February 2002 and is therefore not included in the figures for January 2002 and January 2001.

OFFSHORE SUPPORT SERVICES

(USD million)	Dec 2005	Dec 2004	Feb 2004	Dec 2002	Jan 2002	Jan 2001
Jasminia	47	45	44	43	42	38
MSV Regalia	122	135	131	133	110	100
Safe Britannia	75	86	80	75	75	71
Safe Caledonia	62	61	53	54	55	53
Safe Hibernia	44	43	42	43		
Safe Lancia	56	56	54	45	45	41
Safe Regency	67	66	64	61	61	54
Safe Scandinavia	57	65	53	51	46	40
Total	**540**	**555**	**520**	**503**	**433**	**396**

FLOATING PRODUCTION

(USD million)	Dec 2005	Dec 2004	Feb 2004	Feb 2002
Total value FPSO/FSOs	275	280	275	297

The company's FPSO/FSO units are more tailored to customer requirements than the accommodation/service rigs. This also makes it harder to provide a valuation of the individual vessels without a charter. As a result, Prosafe only indicates a total value for the fleet on the basis of broker estimates obtained in December 2005, December 2004, February 2004 and December 2002.

This fleet consists today of FPSO *Espoir Ivoirien*, Abo FPSO, FSO *Endeavor*, FPSO *Petróleo Nautipa* (50 per cent) and FSO *Madura Jaya* (50 per cent). The valuation in December 2002 also included FSO *Madura Ayu* (50 per cent) and M/T *Serene Sky*, which have both been subsequently sold. The M/T *Apollo* and M/T *Ionikos* vessels which will be used for the FPSO projects on the Polvo field off Brazil and New Zealand's Tui field have not been included in the valuation.

Debt service
At 31 December 2005, the group's interest-bearing debt totalled USD 391 million. Unsecured bond loans accounted for USD 124 million of this total and bank loans secured by mortgages for USD 267 million. The bond debt is divided into three loans, of NOK 89 million running to March 2007, NOK 411 million running until March 2010 and USD 50 million running until March 2012 respectively. These loans are listed on the Oslo Stock Exchange with ticker codes PRS01, PRS02 and PRS03 respectively.

	PRS01	PRS02	PRS03
Amount drawn	NOK 89 mill	NOK 411 mill	USD 50 mill
Maturity	March 2007	March 2010	March 2012
Interest	floating	floating	floating
Loan margin	1.75%	1.15%	1.40%

The estimated bond prices at 31 December were 101.67 for PRS01, 101.57 for PRS02 and 100.79 for PRS03.

The company's bank facilities have the following repayment structure:

Facility 1: six-monthly instalments of USD 8.8 million in January and July, and a balloon payment of USD 59.8 million in January 2009.

Facility 2: instalment of USD 1 million in January 2006, followed by two six-monthly instalments of USD 9 million in July and January 2007, three six-monthly instalments of USD 25 million and a balloon payment of USD 57.1 million in January 2009.

Investment and required return

Since its formation in 1997, Prosafe has been through a period of major investments both in the form of organic growth and through the purchase and sale of companies. Following the merger with Safe Offshore, the company had a fleet of three rigs. In the subsequent period, the market for accommodation/service rigs has been consolidated and a further five rigs added to the fleet. The most recent acquisitions were the *Safe Scandinavia* and MSV *Regalia* rigs at a combined cost of USD 147 million during 1999 and 2000, while *Safe Hibernia* was acquired for USD 35 million in 2002.

Prosafe entered the floating production market in 2001 through the acquisition of Nortrans Offshore. FPSO *Espoir Ivoirien* was converted during 2001 and *Abo FPSO* in 2002. These vessels began production in February 2002 and April 2003 respectively.

A substantial upgrading of the fleet was carried out by the company during 2003 and 2004. MSV *Regalia* was readied for subsea well intervention. *Safe Scandinavia* had its berth capacity expanded from 327 to 583. The *Safe Lancia*, *Safe Regency* and *Safe Britannia* rigs had their dynamic positioning systems upgraded, while the cranes on *Safe Britannia* were improved.

With today's contract coverage, ordinary maintenance investment will normally be limited to USD 10-15 million per annum for the group as a whole. The bulk of this will usually fall in Offshore Support Services.

Investment by Floating Production other than on new conversion projects or on upgrading existing units for new contracts will be limited. Up to the second quarter of 2007, M/T *Apollo* and M/T *Ionikos* will be under conversion for floating production. The investment framework for these two projects will be about USD 300 million, excluding possible change orders from the customers. These projects have roughly the same schedules, which call for the bulk of the investment to be incurred in 2006. About 20 per cent of the total spending will fall in the first half of 2007.

Prosafe assesses new projects and investments on the basis of the expected return in relation to risk. On a general basis, the company has established guidelines for the minimum expected return in the divisions. These required rates of return are calculated on the basis of expected contractual and market conditions, risk and financing structure.

For Offshore Support Services, the recommended internal rate of return is set at 15 per cent. The internal rate of return is then calculated on the total invested capital without reference to the financing sources used. Investment in rigs or FPSOs will normally be financed through a combination of new debt and equity. In such cases, the expected percentage return on equity will exceed the above-mentioned internal rate of return assuming that the terms for external capital financing are cheaper than for internal financing.

The contract horizon is normally longer in Floating Production than in Offshore Support Services, and the required equity ratio is thereby lower. Assuming the same risk conditions, it should thereby be possible to maintain the return on equity despite a lower return on total capital. For that reason, the company normally uses 12-15 per cent as the required return on FPSO projects.

Order backlog

Orders in hand for Offshore Support Services at 31 December 2005 totalled USD 275 million (2004: USD 277 million), of which USD 173 relates to 2006. About 58 per cent of total order backlog relates to bareboat charters. At the beginning of 2006, rig utilisation factors of 91 per cent had been secured for the coming year, 64 per cent for 2007 and 34 per cent for 2008.

Floating Production had orders in hand worth USD 850 million at 31 December 2005 (2004: USD 450 million). Of this, USD 75 million related to 2006. The bulk of the order backlog relates to FPSO *Espoir Ivoirien* and *Abo FPSO*, in addition to the new contracts for M/T *Apollo* and M/T *Ionikos*. FPSO *Espoir Ivoirien* started a 10-year charter with 10 one-year options for Canadian Natural Resources in February 2002, while *Abo FPSO* began an eight-year charter for Agip off Nigeria in April 2003. Agip has an option to extend this charter for two one-year periods. The charter for M/T *Apollo* will commence in the second quarter of 2007 and has a firm period of seven years with eight one-year options. M/T *Ionikos* is due to start a five-year charter in the second quarter of 2007. The customer has an option to extend this contract by up to five years, in one-year extensions.

Taken together, the group thereby had a total order backlog of just over USD 1.1 billion at 1 January 2006.

Further details on contracts held by the various divisions can be found on pages 31 and 35.



Society and people

Prosafe will pursue all its activities in a financially, ethically and socially acceptable manner. Our shareholders, customers, employees and other stakeholders can be confident that we will maintain the highest ethical standards at all times, fulfil our obligations and behave with full integrity.

Sustainable development

The UN defines sustainable development as one which meets today's requirements without destroying the opportunities for future generations to fulfil their own needs.

We take sustainable development seriously and pursue our business in accordance with this overall vision. We want to highlight what we do to generate financial value, to help solve environmental problems, and to make a positive contribution to society as a whole.

Core values and business ethics

A good reputation creates trust and represents an important competitive advantage. Each employee has an important role to play in building up, maintaining and developing our reputation. Our relationships, both in-house and external, will be characterised by openness and trust. Our core values will guide the way we behave, and will be fundamental to all our operations.

PROSAFE'S CORE VALUES:

Profitability – Respect – Innovation – Safety – Ambition – Focus – Environment

We set high ethical standards for everyone who acts on our behalf. We are an international company with operations in every part of the world and employees from more than 30 countries. Each employee is responsible for helping us to reach our goals. People working for us carry with them ballast from different cultures, religions and traditions. To ensure a uniform standard of behaviour, we have adopted a code of business ethics which must be observed by each employee in every area at all times.

We aim to reach our targets in an ethical manner. We have zero tolerance of corruption and bribery in all circumstances relating to our business activities, and expect the same conduct from our partners.

We ensure that our code of business ethics is made known to all personnel. Each employee is required to familiarise themselves with this code and to carry out their work in accordance with it, as well as with prevailing legislation and statutory regulations. Managers are required to ensure that operations in their own area of responsibility are conducted in accordance with the code.

Employees

Motivated and competent employees who enjoy their work are one of our most important competitive advantages in satisfying the wishes and requirements of our customers.

We had 665 employees at 31 December 2005 as against 1 457 a year earlier. This decline reflects the sale of Drilling Services. At the same time, Floating Production expanded its workforce from 2004 in order to staff recently-awarded FPSO projects.

We aim to be a good place to work, giving weight to internal recruitment wherever possible. We want to be a preferred employer, and will attract and retain the ablest employees by offering them influence over their own working conditions, competitive terms and career opportunities within the company.

Diversity and equal opportunities

Respect is one of our core values, and respect for human rights is an integral part of our values base. Both divisions have drawn up a human resources policy and personnel procedures to ensure efficient human resources management and equitable treatment of employees.

Diversity is a source of strength, and we want a workforce composition which reflects the community as closely as possible. We will offer challenging and motivating work to all our employees, regardless of gender, age, nationality, cultural background or religion. Recruitment, promotion, training and remuneration are based on qualifications such as education, experience and results.

Men are traditionally over-represented in the recruitment base for offshore operations, and this is reflected in our gender division. Women account for 10.5 per cent of our overall workforce, while their proportion on land is 36 per cent. Our policy is full equality between women and men.



Development and training

Competent, flexible and motivated employees are the key to an efficient organisation and profitable growth. A systematic commitment is made to expertise development and training, with weight given to professional and personal development.

Managers conduct annual job reviews with all their subordinates. These reviews provide the opportunity to focus on how each employee and manager can collaborate

In helping us to reach our goals. Managers and their subordinates will jointly create working conditions which provide job satisfaction and development for each individual. Based on the job review, the manager in dialogue with each subordinate will develop an individual development plan.

We believe in promoting the personal development of our managers. Extensive management development programmes are accordingly pursued at periods. Our core values, our code of business ethics, relationship building and HSE are key topics in these programmes.

Contribution to local communities

We seek to acquire an understanding of the impact our operations have on people and society, and to allow the insight to find expression in practical action to the benefit of our company and the local communities of which we form an integrated part. Our aim is a development which balances good financial results with concern for the environment and the community to which we belong.

We want to accept a social responsibility towards the local communities in which we are represented, and will contribute to their positive development. We accordingly cooperate closely with local employees, customers and government authorities. Our most important contribution to local communities is job creation, both directly and indirectly, which helps to enhance the local level of expertise and generates tax revenue. Local suppliers of goods and services are used where these are competitive.

In connection with each operation, we inform ourselves thoroughly about national law and statutory regulations, and ensure that these are observed. We also secure detailed knowledge of the country's political, economic and social conditions. We have a long record in Norway of good dialogue with our employees and their unions. Carrying that tradition with us to other countries has been a natural move.

We seek to employ the largest possible proportion of locals in our operations. To achieve this, extensive training programmes have been established both in-house and at approved educational institutions. We thereby contribute not only to local employment but also to boosting the level of local expertise.



111

Social responsibility
We support local sports teams and make donations to humanitarian organisations and charities. Special attention was given in 2005 to SOS Children's Villages and victims of the Asian tsunami. It is important for us to show our employees and the community around us that we are an integrated part of the society in which we live, and participate actively in building a positive community both for ourselves and for our descendants.



The *Abo FPSO* is on charter to Agip off Nigeria. When production began in April 2003, 59 per cent of the crew were Nigerians. The proportion of local employees reached 85 per cent in 2005, and is expected to be 90 per cent in 2006. Measured in USD, 72.2 per cent of goods and services purchased in 2005 were procured in Nigeria.

Abo FPSO - crewing



%
100
90
80
70
60
50
40
30
20
10
0
Foreign
Local
2003
2004
2005
2006

Abo FPSO - procurement (value in %)



Local 72.8
Foreign 28.2

Floating Production in Singapore has undertaken to support and help the Movement for the Intellectually Disabled of Singapore (Minds). This voluntary organisation aims to provide training and education for intellectually disabled children. Its pupils have participated in a competition we initiated on drawing HSE posters. Used to enhance environmental awareness and focus on safety among employees, these posters have been distributed to all our installations and offices worldwide.

Combating HIV
The Floating Production division operates in countries where many inhabitants are stricken with HIV/Aids. It implemented an HIV-prevention programme among its employees during 2005.

Recognition of our commitment
A growing number of investors are making demands on a company's non-financial results. They wish to invest only in companies which satisfy a set of ethical, social and environment-related criteria.

We were subject to a detailed assessment in 2005 by KempenSNS, which led to our inclusion in this organisation's socially responsible investment (SRI) index. We appreciate this recognition, which confirms that our efforts in this area have yielded results and that we are perceived as a socially-responsible company.





4
5

Focus on preventive HSE work

We regard the zero mindset both as a goal to work towards and as a way of thinking. We undertake to do what we can in working actively to avoid harming people's life and health, the natural environment and material assets.

The zero mindset involves a commitment to doing what we can to reduce risk and to learn from things which have gone wrong. When an accident or near-miss occurs, playing down the incident or concluding that it was a *misfortune is not permitted*. We follow up undesirable incidents in a systematic manner, and are building a culture which promotes learning. Safety for people, the environment and material assets must be created and re-created every day.

Collective responsibility
Systematic preventive HSE work is a high-priority line management responsibility. We expect all our managers to lead the way by setting a good example and facilitating good working conditions. An active and visible involvement by management is a key factor in achieving our goal of operating without injuries and accidents.

All employees have a responsibility for performing their work in a safe manner, taking a proactive approach to reducing risk, and reporting undesirable conditions. Through the commitment and contribution of the whole workforce, and an open and close collaboration with customers and the authorities, we create proprietary attitudes, an understanding of the whole picture and continuous improvement.

Good HSE culture
We want to facilitate a continuous, critical and thorough effort to improve health, safety and environmental protection. So we continued our work to develop and promote a good HSE culture in 2005.

Our HSE culture will be characterised by employees who are concerned with goals and learning, who take the initiative and speak out, who regard safety as a requirement rather than a problem, and who have an open attitude to improving actual processes and systems. *The HSE culture is based on a well-entrenched HSE policy*, safe behaviour by the workforce, a proprietary attitude among managers and systematic work on HSE.

Record low sickness absence
We had 665 employees at 31 December. Active and systematic efforts are made to reduce sickness absence, particularly by giving emphasis to attendance factors and facilitating a good working environment. Reducing sickness absence will be significant for the well-being of individuals, while also having a positive financial effect for the company and for society as a whole. Sickness absence declined sharply from 2004 following the sale of Drilling Services, and was only 0.58 per cent in 2005. This is our lowest rate ever.

Sickness absence 1997-2005



5%
4%
3%
2%
1%
0%
1997 1998 1999 2000 2001 2002 2003 2004 2005

Safe behaviour
We know from experience that accidents and injuries are preventable, and that most accidents and near-misses are due to human error rather than technical deficiencies. Although our employees observe prevailing legislation, statutory regulations and procedures at all times, we must acknowledge that hazardous conditions can arise because individuals make errors of judgement. We are therefore implementing training programmes which promote safe behaviour among our employees.

Cooperation must be characterised by trust, commitment and a caring attitude. Employees must help each other to establish the necessary organisational barriers, so that errors by individuals do not have major consequences. Employees who observe unsafe behaviour or conditions are duty-bound to call a halt in order to prevent accidents.

Should a conflict arise between progress and safety, the latter must always be the first priority. No safety rules can be broken, and no short cuts can be taken to complete a job quickly.

Lost-time injury frequency too high
The lost-time injury frequency, which expresses the number of lost-time injuries per million working hours, has developed positively since the company was founded. Unfortunately, it took a turn for the worse in 2005, rising from 1.9 the year before to 3.16. A total of six lost-time injuries were suffered, although none of them was serious.

Lost-time injury frequency 1997-2005



5
4
3
2
1
1997 1998 1999 2000 2001 2002 2003 2004 2005

The injury frequency, which expresses the number of personal injuries per million working hours, increased from 8.6 in 2004 to 13.6. All accidents and serious incidents were subject to extensive in-house investigation, and the findings have been conveyed to the rest of the organisation in order to ensure a transfer of experience.

We find this negative trend unacceptable, and will step up our efforts to reverse it. We are particularly concerned to raise the level of risk assessment and preventive reporting. Learning something every time things go wrong is also a requirement - including cases where the consequences are not serious. Following up undesirable incidents, implementing risk-reducing measures to avoid repetitions and experience transfer are important measures for reaching our goal of zero injuries.

A number of operations have demonstrated through long injury-free periods that excellent safety results are attainable. That provides motivation, and these activities are used across the group as examples to ensure transfer of experience in HSE training.

Should a conflict arise between progress and safety, the latter must always be the first priority. No safety rules can be broken, and no short cuts can be taken to complete a job quickly.

Number of days since last lost-time injury
(at 31 December 2005)

FPSO Petróleo Nautipa	1 372
Safe Caledonia	1 113
Abo FPSO [1]	1 053
OML-123 [1]	1 007
FSO Endeavor	602
FPSO Espoir Ivoirien	150
MSV Regalia	142
FPSO Al Zaafarana	137
Safe Scandinavia	53

[1] Number of days without lost-time injury since contract start.

No harmful discharges/emissions
Our goal is no harmful discharges to the sea or emissions to the air, in line with the principles for sustainable development. In full accordance with this objective, our divisions suffered no accidental discharges/emissions to the natural environment.

We cooperate actively with customers and suppliers to set in-house goals, make continuous improvements to our own routines, and shape attitudes towards protecting the natural environment from pollution by our operations and those of our partners. Possible accidental discharges/emissions are reported and followed up in the same way as injuries and material damage.

Certified quality and environmental management
Our divisions have systems for quality management certified to the international ISO 9001 quality standard. Floating Production and Offshore Support Services were re-certified to the new process-oriented ISO 9001:2000 standard in 2003 and 2005 respectively.

Floating Production's environmental management systems were certified to ISO 14001 in 2003. Offshore Support Services began work in 2005 on meeting the requirements for this international environmental management standard, and will complete the process during 2006.

Floating Production's expertise and management systems for safety and the working environment were certified to the Occupational Health and Safety Management System (OHSAS) 18001:1999 standard in April 2005. This sets requirements intended to equip the company to manage and monitor risks associated with HSE and to improve its HSE performance.

Safety management systems for the rig fleet are approved to the International Safety Management (ISM) code. Our accommodation/service rigs and production and storage vessels have been certified to the International Ships and Port Security (ISPS) code. The divisions were not served with enforcement notices by any regulatory authority during 2005.

Audits
Internal and external audits are used as tools to ensure that our procedures and management systems are properly implemented and observed. A total of 30 audits were carried out in 2005, including nine by certification bodies. No major non-conformances from our quality systems were identified.

Contingency plans
We have established contingency plans to limit harm to people, the environment and material assets, and to ensure that correct, relevant and timely information is provided to the outside world if and when required.

We carry out regular emergency response exercise to ensure that our organisation is as well prepared as possible to deal with a possible crisis.

DEFINITIONS

Lost-time injury (LTI)
Occupational injury which causes the employee to be absent from work for one complete shift, i.e. 12 hours.

Personal injury/non-LTI
Occupational injury which is not classified as an LTI, but which requires that the employee receives medical treatment.

Exposure hours
Total hours worked, based offshore on a 12-hour shift.
LTI frequency – (no of LTIs x 1 000 000)/(exposure hours)

Injury frequency – [(LTIs + non-LTIs) x 1 000 000]/(exposure hours)

Sickness absence – (working days lost owing to sickness or injury)/(working days available)

Serious incident
Accident or incident with the potential to cause 1) fatality 2) life-threatening injury 3) material damage worth more than USD 250 000 4) fires or explosions 5) oil spills greater than 50 barrels or 6) chemical spills



Accounts



Consolidated profit and loss account

(USD million)	Note	2005	2004
Operating revenues	2	295.3	257.6
Payroll expenses	5	(52.8)	(46.7)
Other operating expenses	8	(91.6)	(75.3)
Operating profit before depreciation		150.9	135.6
Depreciation	9	(47.3)	[illegible]
Operating profit	3	103.6	84.5
Interest income		4.3	1.4
Interest expenses		(17.6)	[illegible]
Other financial items	10	(2.6)	1.6
Net financial items		(15.9)	(15.1)
Profit before taxes		87.7	69.4
Taxes	11	(122.8)	(4.3)
Net profit/(loss) from continuing operations		(35.1)	65.1
Net profit discontinued operations	1	81.5	5.1
Net profit		46.4	70.2
Earnings per share (in USD)	12	1.36	2.06
Earnings per share diluted (in USD)	12	1.36	2.06

114

Consolidated balance sheet

(USD million)	Note	31.12.05	31.12.04
ASSETS			
Goodwill	9	128.3	128.3
Rigs	9	360.9	375.0
Ships	9	203.8	187.6
Other tangible fixed assets	9	8.2	8.9
Other fixed assets		0.0	2.1
Total fixed assets		**701.2**	**701.9**
Cash and deposits		303.6	121.6
Stocks		1.1	1.2
Debtors	13	28.4	27.5
Other current receivables	14	26.4	7.7
Total current assets		**359.5**	**158.0**
Assets continuing operations	2	**1 060.7**	**859.9**
Assets discontinued operations	1	**0.0**	**121.5**
Total assets		**1 060.7**	**981.4**
EQUITY AND LIABILITIES			
Share capital	15	44.8	44.7
Share premium reserve	15	2.3	1.3
Total paid-in equity		**47.1**	**46.0**
Other equity	15	387.9	402.6
Total retained earnings		**387.9**	**402.6**
Total equity		**435.0**	**448.6**
Interest-bearing long-term debt	18	362.0	392.6
Pension liabilities	7	3.3	4.0
Deferred tax	11	113.4	0.0
Provisions		1.1	1.5
Total long-term liabilities		**480.6**	**398.1**
Interest-bearing current debt	18	27.9	17.4
Dividends payable		30.2	0.0
Taxes payable		4.4	2.5
Other interest-free current liabilities	19	82.6	38.3
Total current liabilities		**145.1**	**58.2**
Liabilities discontinued operations	1	**0.0**	**76.5**
Total equity and liabilities		**1 060.7**	**981.4**

Consolidated cash flow statement

(USD million)	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before taxes	97.7	69.4
Gain on sale of tangible fixed assets	(2.1)	(2.9)
Unrealised currency gain/loss on long-term debt	(3.9)	11.7
Depreciation	47.3	51.1
Change in working capital	24.8	(23.3)
Other from operating activities	(2.1)	10.6
Net cash flow from operating activities	**146.7**	**116.6**
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from sale of tangible fixed assets	3.0	7.8
Acquisition of tangible fixed assets	(48.6)	(15.9)
Net cash flow from investing activities	**(45.6)**	**(8.1)**
CASH FLOW FROM FINANCING ACTIVITIES		
New interest-bearing long-term debt	50.3	101.1
Repayment of interest-bearing long-term debt	(60.7)	(113.1)
Dividends paid	(26.4)	(74.2)
Paid-in capital	1.1	1.5
Net cash flow from financing activities	**(35.7)**	**(84.7)**
Net cash flow from continuing operations	**65.4**	**23.8**
Net cash flow from discontinued operations	**116.6**	**(3.4)**
Net cash flow	**182.0**	**20.4**
Cash and deposits at 01 Jan	121.6	101.2
Cash and deposits at 31 Dec	**303.6**	**121.6**

Consolidated changes in equity

(USD million)	Share capital	Share premium reserve	Other equity	Translation difference	Total equity
Equity 1 Jan 04	**44.5**	**242.1**	**136.1**	**0.0**	**422.7**
Net profit	0.0	0.0	70.2	0.0	70.2
Paid-in equity	0.2	1.3	0.0	0.0	1.5
Dividend	0.0	0.0	(53.8)	0.0	(53.8)
Transfers	0.0	(242.1)	242.1	0.0	0.0
Change translation difference	0.0	0.0	0.0	8.0	8.0
Equity 31 Dec 04	**44.7**	**1.3**	**394.6**	**8.0**	**448.6**
Implementation IAS 32/39	0.0	0.0	1.9	0.0	1.9
Equity 1 Jan 05	**44.7**	**1.3**	**396.5**	**8.0**	**450.5**
Net profit	0.0	0.0	46.4	0.0	46.4
Paid-in equity	0.1	1.0	0.0	0.0	1.1
Dividend	0.0	0.0	(56.6)	0.0	(56.6)
Change translation difference	0.0	0.0	0.0	(6.4)	(6.4)
Equity 31 Dec 05	**44.8**	**2.3**	**386.3**	**1.6**	**435.0**
Holding of own shares 1 Jan 05	22 032				
Holding of own shares 31 Dec 05	22 032				

Accounting principles

Prosafe ASA is a public limited company registered in Norway. The group head office is located at Kisavika Havnering 224, NO-4056 Tananger, Norway. The group's operations are described under Segment reporting below.

General
The consolidated accounts for 2005 have been prepared in accordance with the International Financial Reporting Standards (IFRS). Figures for 2004, which were previously reported in accordance with Norwegian generally accepted accounting principles, have been restated to the IFRS for comparative purposes. A description of changes to the group's accounting principles as a consequence of the transition to the IFRS and what the implementation impact has been is provided in note 23. The accounts are based on historical costs except for financial derivatives, which are stated at their fair value.

Segment reporting
The segmentation is based on the various types of products and services which the group provides. The group has two divisions: Offshore Support Services (chartering and operation of accommodation/service rigs) and Floating Production (chartering and operation of floating production and storage vessels). No material transactions take place between the divisions. Non-allocated expenses relate to corporate administration and other expenses which cannot reasonably be allocated to the divisions. Non-allocated balance sheet items relate mainly to cash and deposits owned by the parent company.

Functional and presentation currency
The group's presentation currency is US dollars (USD). This is also the group's functional currency. When consolidating companies with a functional currency other than the USD, profit and loss items are translated at the average exchange rate for the period, while balance sheet items are translated at the exchange rate on the balance sheet date. Translation differences are taken directly to equity.

Consolidation principles
The consolidated accounts include Prosafe ASA and subsidiaries. All subsidiaries are wholly owned. The subsidiaries' accounts are included in the consolidated accounts from the acquisition date. Sold subsidiaries are included until the sale date. The acquisition cost of the shares is set off against the equity in the respective subsidiaries in accordance with the acquisition method. Any value in excess of book value is entered in the accounts at gross value with a provision for deferred tax. Any residual value is stated as goodwill. Excess value on tangible fixed assets is depreciated over its estimated useful life. All transactions and balances between the companies included in the consolidation are eliminated. Investments in joint ventures are accounted for by proportionate consolidation.

Recognition of revenues and expenses
Revenues are recognised when it is likely that a transaction will generate financial benefits which will accrue to the group, and this benefit can be reliably estimated. The group's revenues are based mainly on dayrates from charters for the group's rigs and ships. A liability is recognised when it is likely that an event will involve a payment, and this liability can be reliably estimated.

Classification of balance sheet items
Assets for long-term ownership or use are classified as fixed assets. Other assets are classified as current assets. Liabilities which fall due more than one year after being incurred are classified as long-term liabilities, with the exception of next year's instalment on long-term debt. This is presented as current interest-bearing debt. Liabilities which fall due less than one year after they are incurred are classified as current liabilities.

Tangible fixed assets are stated at acquisition cost less cumulative depreciation and write-downs. Assets are depreciated on a straight-line basis over their estimated economically useful lives, with account taken of their estimated residual value. Write-downs are made if the recoverable amount is lower than the book value. A write-down is reversed to the extent that the basis for the write-down is no longer present.

Goodwill is stated at acquisition cost less any accumulated write-downs. Goodwill is not depreciated, but the book value is tested annually for impairment and a possible requirement for a write-down.

Classification
Classification costs relating to the group's offshore support rigs are recognised in the balance sheet when incurred, and amortised over the period to the next classification.

Pensions
Net pension liabilities relating to defined benefit plans are based on the actuarially-calculated present value of future pension benefits earned at the balance sheet date, less the actuarially-calculated value of pension funds. The discount rate corresponds to the interest rate on 10-year government bonds plus an 0.5 per cent mark-up to take account of the remaining period of pension earning. The effect of changes in estimates and pension plans is amortised over the average remaining service period.

Financial instruments
The group uses various currency and interest derivatives in the financial management of its business. These are not treated in accounting terms as hedge instruments, but are valued at their fair value and classified as current assets or interest-free current liabilities. Changes in fair value are recorded in the profit and loss account on a continuous basis and classified as financial items.

Taxes in the profit and loss account include taxes payable and changes in deferred tax. Deferred tax is calculated on the basis of temporary differences between book and tax values that exist at the end of the financial period. Deferred tax is recognised in the balance sheet when it is likely that the tax benefit can be used. Deferred tax and deferred tax benefit are recorded in the profit and loss account at nominal value.

Use of estimates when preparing the annual accounts
The management has applied estimates and assumptions which have influenced the annual accounts. Future events could lead to changes in these estimates. The estimates and assumptions are assessed on a continuous basis. Changes to estimates are recorded in the profit and loss account for the period in which the changes occur.

Monetary items in foreign currency are translated to USD at year-end exchange rates.

Cash and deposits include cash, bank deposits and other liquid investments which can be converted to a known amount of cash and with a maturity of three months or less.

Notes to the consolidated accounts

All figures in USD million unless otherwise stated.

Note 1: CHANGES IN THE GROUP STRUCTURE

Prosafe reached agreement on 29 July 2005 with KCA Drilling Deutag Norge AS on the sale of the Drilling Services division. This transaction was finalised on 1 August 2005 and yielded a gain of USD 80.1 million.

Profit from Drilling Services and the gain on the sale is presented net in the profit and loss account as "Net profit discontinued operations" for all periods. Assets and liabilities related to the discontinued operations are presented on separate lines in the balance sheet. Similarly, net cash flow from the discontinued operations is listed on a separate line in the cash flow statement.

Specification of profit discontinued operations	01.01 - 31.07.2005	2004
Operating revenues	93.8	212.7
Operating expenses	(85.0)	(193.7)
Operating profit before depreciation	8.8	19.0
Depreciation	(6.5)	(12.3)
Operating profit	2.3	6.7
Net financial items	(0.5)	0.3
Profit before taxes	1.8	7.0
Taxes	(0.4)	(1.9)
Ordinary net profit discontinued operations	1.4	5.1
Gain on sale	80.1	0.0
Net profit discontinued operations	81.5	5.1

Specification of balance sheet discontinued operations		31.12.04
Goodwill		0.6
Rigs		22.5
Other tangible fixed assets		28.7
Other fixed assets		6.1
Total fixed assets		57.9
Stocks		0.4
Debtors		49.7
Other current receivables		13.5
Total current assets		63.6
Total assets discontinued operations		121.5
Pension liabilities		30.5
Total long-term liabilities		30.5
Taxes payable		1.8
Other interest-free current liabilities		44.2
Total current liabilities		46.0
Total liabilities discontinued operations		76.5

Note 2: GEOGRAPHICAL DISTRIBUTION OF REVENUES AND ASSETS

Operating revenues	2005	2004
Nigeria	69.9	87.4
Mexico	61.4	60.6
Ivory Coast	54.3	36.7
Norway	20.2	36.4
UK	23.7	5.4
USA	14.9	0.0
Angola	10.5	0.0
Gabon	10.4	9.3
Tunisia	5.7	0.0
India	3.8	5.0
Egypt	3.6	3.5
Indonesia	2.8	2.1
East Timor	0.0	10.6
Other countries	0.7	0.6
Total operating revenues	295.3	257.6

Assets continuing operations	2005	2004
Singapore	211.9	165.4
Norway	173.9	201.4
Nigeria	147.9	171.4
Mexico	132.9	138.5
Angola	132.2	2.2
Ivory Coast	79.4	86.3
UK	76.3	79.8
USA	63.5	0.0
Gabon	35.4	7.4
India	3.7	4.3
Indonesia	2.6	2.1
Egypt	2.0	2.0
Total assets	1 060.7	861.8

Note 3: SEGMENTS

Offshore Support Services	2005	2004
Operating revenues	196.7	166.8
Operating expenses	(86.5)	(61.7)
Depreciation	(30.6)	(39.6)
Operating profit	69.6	56.5
Assets	456.3	427.1
Liabilities	254.0	265.9
Investments	15.5	15.6

Corporate expenses and eliminations	2005	2004
Operating revenues	0.3	(0.5)
Operating expenses	(3.9)	(2.8)
Depreciation	(0.3)	(0.6)
Operating profit	(3.9)	(3.9)
Assets	184.2	35.9
Liabilities	233.6	155.9
Investments	0.1	0.2

Floating Production	2005	2004
Operating revenues	108.2	89.3
Operating expenses	(54.0)	(37.5)
Depreciation	(16.4)	(19.9)
Operating profit	37.9	31.9
Assets	413.7	365.3
Liabilities	28.7	16.2
Investments	33.0	1.0

Prosafe group	2005	2004
Operating revenues	295.3	257.6
Operating expenses	(144.4)	(123.0)
Depreciation	(47.3)	(51.1)
Operating profit	103.6	84.5
Assets continuing operations	1 060.7	828.3
Liabilities continuing operations	625.7	440.6
Investments continuing operations	48.6	16.8

Note 4: QUARTERLY RESULTS

	Q1	Q2	Q3	Q4	2005
Operating revenues	64.9	81.2	73.8	75.4	295.3
Operating expenses	(33.7)	(40.3)	(29.1)	(41.3)	(144.4)
Operating profit before depreciation	**31.2**	**40.9**	**44.7**	**34.1**	**150.9**
Depreciation	(12.3)	(11.7)	(11.6)	(11.7)	(47.3)
Operating profit	**18.9**	**29.2**	**33.1**	**22.4**	**103.6**
Net financial items	(0.9)	(6.6)	(2.5)	(5.9)	(15.9)
Profit before taxes	**18.0**	**22.6**	**30.6**	**16.5**	**87.7**
Taxes	(3.7)	(1.9)	(2.4)	(114.8)	(122.8)
Net profit continuing operations	**14.3**	**20.7**	**28.2**	**(98.3)**	**(35.1)**
Net profit discontinued operations	**0.4**	**0.6**	**80.5**	**0.0**	**81.5**
Net profit	**14.7**	**21.3**	**108.7**	**(98.3)**	**46.4**

Note 5: PAYROLL EXPENSES

The number of employees is calculated as a quarterly average for the year, and includes employees in the discontinued operations up to the sale date of 31 July 2005.

	2005	2004
Pay and holiday pay	28.6	27.4
Contract personnel	15.1	11.0
Other remuneration	3.2	3.1
Payroll taxes	3.3	3.5
Other personnel related expenses	0.1	1.4
Pension expenses	2.4	1.3
Total payroll expenses	**52.8**	**46.7**
Employees	1 122	1 892

Note 6: REMUNERATION OF DIRECTORS, CORPORATE MANAGEMENT AND AUDITORS

(NOK 1 000)	2005	2004
Directors	2 089	2 551
Chair of the board	3 012	2 179
President and CEO	2 977	2 703
Corporate management – pay, bonus and other remuneration	14 138	11 431
Corporate management – exercise of subscription rights (see note 16)	2 507	915
Auditor (excl VAT)	315	905
Tax advice from elected auditor (excl VAT)	112	196
Fees for other services from elected auditor (excl VAT)	118	225

Remuneration of the directors includes the increase in 2004 paid in arrears. Remuneration of the chair (former president and CEO) includes NOK 400 000 in director's fees and NOK 1 612 000 in pension. Remuneration of the deputy chair totals NOK 300 000. Remuneration of the other directors has been expensed at NOK 260 000 each. The number of directors was reduced from nine to five during the year as a result of the sale of Prosafe Drilling Services AS.

Remuneration of the president and CEO and four other senior officers is included under "corporate management" in the table above. Members of the corporate management have agreements on severance pay. Under these agreements, the company guarantees a remuneration corresponding to the remuneration received at the time of departure for a period of up to two years after the normal six-month period of notice. With the exception of the agreement with the president and CEO, these agreements specify that benefits received from new employers are deducted from the remuneration due unless the person concerned left as a result of an acquisition, sale or merger. The president and CEO has an agreement on early retirement pension after the age of 60 and until the age of 67. With full earning of pension entitlement, the annual early retirement pension will equal 24 times the national insurance base rate.

Note 7: PENSION LIABILITIES

Employees in the Norwegian companies have pension plans which entitle them to future pension benefits (defined benefit plans). The major part of this liability is covered through pension funds in life insurance companies (collective schemes). The collective pension plans embraced 50 employees in 2005. Prosafe also has pension liabilities in respect of the president and CEO and the chair which are partly financed from operations.

Foreign subsidiaries have pension plans which accord with local practice and legal requirements. These pension schemes are formalised by the subsidiary making an agreed contribution to the individual's pension fund (defined contribution plan), and are consequently not recognised in the balance sheet. Similarly, a defined contribution plan was introduced on 1 January 2005 for senior personnel in the parent company. A total of USD 2 million was expensed in 2005 with respect to defined contribution plans.

	2005	2004
Present value of current year's earnings	0.4	0.3
Interest expenses on pension liabilities incurred	0.2	0.3
Expected return on pension funds	(0.2)	(0.1)
Pension expenses benefit plans	**0.4**	**0.4**
Estimated pension liabilities	5.2	6.1
Value of pension funds	(2.8)	(2.8)
Estimated net pension liabilities	**2.4**	**3.3**
Non-amortised estimate variance	0.6	0.7
Net pension liabilities recognised in balance sheet	**3.1**	**4.0**
Assumptions:		
Discount rate	4.5%	5.0%
Expected return on pension funds	5.5%	6.0%
Expected wage growth	3.0%	3.0%
Expected pension adjustment	2.5%	2.5%
Expected national insurance base rate adjustment	3.0%	3.0%
Expected annual utilisation of AFP (early retirement from the age of 62)	50.0%	50.0%

Note 8: OTHER OPERATING EXPENSES

	2005	2004
Repair and maintenance	20.0	15.6
Mobilisation/demobilisation of rigs	13.3	15.3
Insurance	8.2	5.5
Catering offshore	6.4	11.7
Office and administration	6.0	4.2
Travel	5.7	6.1
Fees	3.5	1.4
Fuel/transport	3.3	7.5
Marketing	2.8	0.0
Leasing	1.0	0.3
Other	21.6	7.7
Total other operating expenses	**91.6**	**75.3**

Note 9: TANGIBLE FIXED ASSETS AND GOODWILL

	Rigs	Ships	Equipment	Buildings	Goodwill	Total
Acquisition cost 1 Jan	525.2	253.7	5.5	10.6	128.3	923.2
Additions	16.9	32.2	0.4	0.0	0.0	49.6
Disposals at acquisition cost	0.0	(1.9)	(1.1)	(0.7)	0.0	(3.6)
Acquisition cost 31 Dec	**542.1**	**284.0**	**4.9**	**9.9**	**128.3**	**969.2**
Cumul depreciation 1 Jan	150.2	66.1	3.9	3.2	0.0	223.4
Cumul depreciation on disposals	0.0	(1.9)	(0.7)	(0.1)	0.0	(2.7)
Depreciation/write-down for the year	31.0	15.9	0.0	0.4	0.0	47.3
Cumul depreciation/write-down 31 Dec	**181.2**	**80.2**	**3.2**	**3.4**	**0.0**	**268.0**
Book value 31 Dec	**360.9**	**203.8**	**1.7**	**6.5**	**128.3**	**701.2**
Depreciation rate (%)	**6-20**	**6-33**	**20-33**	**3-5**	-	-
Economically useful life (years)	**5-35**	**3-15**	**3-5**	**20-30**	-	-
Leasing expenses	0.0	0.0	0.9	0.1	0.0	1.0

Estimated useful life for the accommodation/service rigs is 35 years, and the estimated scrap value per rig is USD 3 million. FPSO/FSO vessels are depreciated over their fixed contract period to their estimated residual value.

Goodwill relates in its entirety to the acquisition of Nortrans Offshore Ltd (the Floating Production division) in 2003. The book value of USD 128.3 million at 31 December 2005 has been tested for impairment. The recoverable amount has been identified by calculating the value in use. This calculation is based on the present value of the cash flow from existing vessels in Floating Production. The present value of this cash flow exceeds the book value, and no need for a write-down is indicated. A discount rate of seven per cent has been applied when discounting the cash flow.

Depreciation of vessels in 2005 was reduced by USD 3 million compared with the year before as a result of contract extension and extended operating life for FPSO *Petróleo Nautipa*.

Note 10: OTHER FINANCIAL ITEMS

	2005	2004
Currency gain/loss	(1.6)	3.0
Change in market value of financial derivatives	1.6	0.0
Other financial expenses	(2.6)	(1.4)
Total other financial items	**(2.6)**	**1.6**

Note 11: TAXES

	2005	2004
Taxes in profit and loss account:		
Taxes payable in Norway	0.7	0.4
Taxes payable abroad	7.6	3.9
Change in deferred tax in Norway	114.5	0.0
Total taxes in profit and loss account	**122.8**	**4.3**
Temporary differences:		
Departure from Norwegian tax scheme for shipping companies	410.7	0.0
Loss carried forward	(3.2)	(1.4)
Fixed assets	(1.7)	(0.1)
Other fixed assets	0.0	(2.3)
Long-term liabilities	0.9	(4.3)
Pension liabilities	(3.1)	4.0
Current liabilities	1.9	0.0
Basis for calculating deferred tax liability (+)/benefit (-)	**406.0**	**(4.1)**
Deferred tax liability (+)/benefit (-)	**113.4**	**(1.1)**

Other tax issues:
The vessels in Floating Production are subject to taxation based on the special rules for taxation of shipping companies in Singapore. Profit from these charters is not taxable to Singapore, but the company pays tax deducted at source in the countries in which it operates. From 1997, Prosafe's rig business in Offshore Support Services was subject to the Norwegian tonnage tax system, in which taxation of operating profit was deferred until distributed as dividend or the company exited the regime. As a result of the revised EU guidelines on state aid, the rigs were transferred in January 2006 from the Norwegian tonnage tax system to the same tax regime in Singapore in which the FSOs/FPSOs participate.

When calculating tax expense for 2005, account has been taken of a tax liability of USD 115 million related to the enforced departure of the rig business from the Norwegian tonnage tax system. The USD 115 million charge will be paid at a rate of 20 per cent annually on the outstanding balance, with the first instalment falling due in 2007. As a result of the deferred tax and the expected loss in the parent company, the present value of the tax will be substantially below the USD 115 million expensed.

Note 12: EARNINGS PER SHARE

Earnings per share are calculated on the basis of net profit and average outstanding and potential shares during the year. The average number of outstanding and potential shares was 34 067 565 for 2005 and 34 021 241 for 2004.

Note 13: DEBTORS

	2005	2004
Debtors gross	28.4	27.5
Provision for expected loss	0.0	0.0
Net debtors	**28.4**	**27.5**

Note 14: OTHER CURRENT RECEIVABLES

	2005	2004
Receivable from joint ventures	11.6	0.0
Prepaid expenses	4.1	4.6
Market value financial derivatives (see note 21)	2.7	0.0
Other current receivables	8.0	3.1
Total current receivables	**26.4**	**7.7**

Note 15: EQUITY

	2005	2004
Number of shares	34 092 543	34 043 495
Holding of own shares	32 052	32 050
Nominal value	NOK 10	NOK 10
Number of shareholders	2 577	3 843
Ordinary dividend per share (proposed for 2005)	NOK 5.50	NOK 5.00
Total ordinary dividend (NOK 1 000)	187 536	170 217
Special dividend per share	-	NOK 6.00
Total special dividend (NOK 1 000)	-	204 261

Largest shareholders/groups of shareholders at 31 Dec 05	No of shares	Percentage
State Street Bank & Trust (nom.)	1 936 484	5.7%
Euroclear Bank (nom.)	1 725 640	5.1%
Brown Brothers Harriman	1 535 190	4.5%
Odin	1 466 918	4.3%
Bank of New York	1 397 412	4.1%
Svenska Handelsbanken (nom.)	1 353 420	4.0%
Folketrygdfondet	1 279 627	3.8%
JP Morgan Chase Bank	1 266 795	3.7%
Skandinaviska Enskildabanken	1 224 931	3.6%
RBC Dexia (nom.)	979 170	2.9%
JP Morgan Chase Bank (nom.)	956 228	2.8%
Carnegie	937 096	2.7%
Morgan Stanley & Co (nom.)	767 133	2.3%
Pareto	682 350	2.0%
Danske Bank	583 654	1.7%
Vital	542 498	1.6%
Nordea	495 737	1.5%
Mellon Bank (nom.)	471 964	1.4%
Mellon Bank (nom.)	446 051	1.3%
If Skadeforsikring	385 550	1.1%
Total 20 largest shareholders/groups of shareholders	**18 523 484**	**54.3%**
Foreign ownership		**68.5%**
Norwegian ownership		**31.5%**
Shares owned by senior officers and directors at 31 Dec 05:		
Senior officers:		Shares
Arne Austreid - president and CEO		12 500
Bjørn Henriksen - executive VP and CFO		140
Roy Hallås - executive VP business development		165
Robin Laird - president, Offshore Support Services		0
Hugh Perry - president, Floating Production		26 797
Directors:		
Peder Lund - chair		25 000
Christian Brinch - deputy chair		0
Anne Grete Dalane - director		0
Ronny J Langeland - director		2 500
Brit K S Rugland - director		0

Note 16: INCENTIVE SCHEMES

Bonus scheme
A bonus scheme was introduced by the group in 2003 to replace the subscription rights arrangement. This scheme embraces the corporate management and the management team in each of the divisions, a total of 20 people. The bonus depends on achieving defined results relating to earnings, the attainment of strategic goals and HSE. For the corporate management, it also depends on the development of the share price. The calculated bonus for payment in 2006 is USD 0.6 million, including payroll taxes. A corresponding sum has also been allocated for payment in 2008 as a long-term incentive to ensure continuity among leading employees.

Subscription rights
Following the acquisition of Nortrans Offshore Ltd in 2001, share options in this company were converted to subscription rights in Prosafe. Exercise of a subscription right means that the company issues a new share. A total of 54 040 subscription rights were exercised during 2005. The actual value of these rights amounted to USD 0.7 million. The estimated total value of outstanding subscription rights at 31 December 2005 was USD 0.4 million. The actual value is calculated as the difference between the share price and the strike price. Subscription rights outstanding at 31 December 2005 are:

Date of award	20.04.2001
No of rights	19 342
Strike price	148.50
Exercise period	01.05.2003 - 30.04.2006

Note 17: JOINT VENTURES

Company name	Country	Share capital (in 1 000)		Ownership
Tinworth Limited	Bermuda	USD	6	50%
Tinworth Pte Ltd	Singapore	USD	729	50%
Madura FSO Pte Ltd	Singapore	USD	250	50%

Specification of items from joint ventures included by proportionate consolidation.

	2005	2004		2005	2004
Profit and loss account:			**Balance sheet:**		
Operating revenues	11.3	11.2	Fixed assets	7.2	7.9
Operating profit	6.5	2.5	Current assets	31.9	3.1
Net profit	6.0	1.8	Long-term liabilities	1.6	1.9
			Current liabilities	1.2	1.4
			Equity	36.3	7.6

Note 18: INTEREST-BEARING DEBT

	2005	2004
Debt in NOK	73.9	82.8
Debt in USD	317.0	327.5
Total interest-bearing debt	**390.9**	**410.3**
Long-term interest-bearing debt	363.0	392.8
Current interest-bearing debt	27.9	17.4
Total interest-bearing debt	**390.9**	**410.3**

At 31 December 2005, the group's interest-bearing debt totalled USD 300.9 million. Unsecured bond loans accounted for USD 123.9 million of this total and bank loans secured by mortgages for USD 267 million. The bond debt is divided into three loans, of NOK 89 million running to March 2007, NOK 411 million running until March 2010 and USD 50 million running until March 2012 respectively. These loans are listed on the Oslo Stock Exchange with ticker codes PRS01, PRS02 and PRS03 respectively.

Loan	Amount drawn	Maturity	Interest	Loan margin
PRS01	NOK 89 million	March 2007	floating	1.75%
PRS02	NOK 411 million	March 2010	floating	1.15%
PRS03	USD 50 million	March 2012	floating	1.40%

The estimated bond prices at 31 December were 101.67 for PRS01, 101.57 for PRS02 and 100.79 for PRS03.

The company's bank facilities have the following repayment structure:

Facility 1: six-monthly instalments of USD 6.8 million in January and July, and a balloon payment of USD 59.8 million in January 2009.

Facility 2: instalment of USD 1 million in January 2006, followed by two six-monthly instalments of USD 9 million in July and January 2007, three six-monthly instalments of USD 26 million and a balloon payment of USD 57.1 million in January 20X9.

The average interest cost in 2005 was 4.7 per cent as against 4.5 per cent the year before and 4.6 per cent in 2003. The interest margin on the loans is set in accordance with a table which depends on the relationship between total debt and operating profit before depreciation.

The group's bond loan is subject to the following covenant:
Value-adjusted equity including goodwill must be a minimum of 0.35, defined as market adjusted value of the group's assets less the group's liabilities divided by the market adjusted value of the group's assets. The value adjustment will include any difference between market value and book value of rigs, ships and current assets.

The group's main facility is subject to the following covenants:
- Net worth ratio: Value-adjusted equity less goodwill / (Value-adjusted equity less goodwill + total debt) must be a minimum of 0.4
- Leverage ratio: Total debt / EBITDA must not exceed 4.0
- Liquidity: Minimum USD 40 million
- Market value accommodation/service rigs / Facility 2 must be a minimum of 2.0
- Market value accommodation/service rigs and FPSO/FSO Vessels / Total outstanding debt in facilities 1 and 2 must be a minimum of 1.6
- Total outstanding debt = Interest-bearing debt + Outstanding bank guarantees + Net liabilities in interest agreements

Note 19: OTHER INTEREST-FREE CURRENT LIABILITIES

	2005	2004
Accounts payable	23.9	12.6
Other accrued costs	10.3	13.3
Debt to joint ventures	11.6	6.0
Accrued interest costs	3.1	2.9
Public taxes	2.2	2.1
Holiday pay and accrued pay	1.3	1.6
Other interest-free current liabilities	22.3	5.3
Total interest-free current liabilities	**82.6**	**58.3**

Note 20: MORTGAGES AND GUARANTEES

In line with industry practice, Prosafe ASA has issued bank and parent company guarantees (completion guarantees) to customers on behalf of its subsidiaries in connection with the award and performance of contracts. Total bank guarantees issued amounted to USD 7.2 million at year-end.

The consolidated interest-bearing long term debt of USD 267 million is secured by a mortgage on the shares in Prosafe Production Services Pte Ltd and on bank deposits in Floating Production and in the parent company, Prosafe ASA. In addition, USD 112 million of this debt is secured by mortgages on Floating Production's wholly-owned production and storage vessels.

Note 21: FINANCIAL INSTRUMENTS

Prosafe operates on a global basis and has cash flow, assets and financing in various currencies. This means that the group is exposed to market risk relating to fluctuations in exchange rates and interest rates.

Interest rates

At 31 December 2005, the group's interest-bearing debt totalled USD 390.9 million. Unsecured bond loans accounted for USD 123.9 million of this total and bank loans secured by mortgages for USD 267 million. The bond debt is divided into three loans, of NOK 89 million running to March 2007, NOK 411 million running until March 2010 and USD 50 million running until March 2012 respectively. Interest on this debt is in principle floating, but is hedged through the use of interest rate swap agreements and collars. Prosafe evaluates the proportion of interest-rate hedging in relation to the repayment profile of its loans, the group's portfolio of contracts, cash flow. The proportion hedged will normally lie between 50 and 75 per cent of total debt for all loan terms, and 75-100 per cent of net debt. The average interest rate in 2005 was 4.7 per cent as against 4.5 per cent the year before and 4.6 per cent in 2003.

Sensitivity: Assuming an average interest-bearing debt of USD 400 million and a hedged proportion of 60 per cent, a rise of one percentage point in interest rates would increase annual interest charges by USD 1.6 million before tax.

Overview of interest swaps:

Amount	Av interest	Maturity	Swap type	Amount	Av interest	Maturity	Swap type
NOK 200m	3.00%	2007	Bullet	USD 40m	4.97%	2007	Amortising
NOK 200m	3.50%	2010	Bullet	USD 60m	3.97%	2007	Amortising
NOK 400m	**3.25%**			USD 40m	2.69%	2008	Amortising
				USD 30m	3.32%	2009	Amortising
				USD 26m	3.61%	2011	Amortising
				USD 26m	3.61%	2011	Amortising
				USD 226m	**3.64%**		

Foreign currency

Prosafe has compiled its accounts in USD from January 2004. In normal operation, the company will mainly have a currency exposure to GBP, NOK and SGD. Part of the operating expenses in Offshore Support Services is denominated in GBP, while revenues are primarily in USD. During certain periods, however, the company will have contracts on the UK continental shelf which yield GBP revenues, with a consequent reduction in net currency exposure.

Depending on the country of operation, a small proportion of operating expenses in Offshore Support Services could be in NOK. Together with operating expenses in the parent company, which are also mainly in NOK, this normally represents an annual amount corresponding to USD 5-10 million.

Debt and interest expenses in currencies other than USD are currency-hedged on a continuous basis against the USD, so that this effectively functions as USD financing. The hedging takes the form of liquidity reserves and financial instruments. Part of the shared expenses in Floating Production are in SGD, while the company normally has no significant revenues in that currency. The bulk of its revenues and expenses is in USD.

Net cash flow in GBP and SGD normally shows a deficit corresponding to USD 50 million per annum, while net cash

flow in NOK normally yields a surplus corresponding to USD 10 million before payment of dividend. The bulk of the company's net cash flow from operations will be currency-hedged using forward contracts within a time horizon of 12-18 months. Factors such as currency exposure in the balance sheet and tax calculations will also be taken into account to the extent that they are affected by exchange rate changes.

Both rigs and ships belonging to the company are valued, traded and financed in USD. Investments such as upgrading and conversion of rigs and ships will primarily be in USD. To the extent that such investments are denominated in currencies other than USD, the cash flow will be hedged with the aid of currency forward contracts.

Sensitivity: Assuming a net annual requirement for GBP, SGD and NOK corresponding to USD 60 million, a 10 per cent weakening of the USD against the GBP, SGD and NOK will increase operating expenses by USD 6 million before the effect of currency hedging is taken into account.

At 31 December 2005, Prosafe had entered into the following forward exchange contracts:

- Forward purchase of SGD 154 million against USD 92.4 million at an average of 1.666
- Forward purchase of GBP 18 million against USD 32.2 million at an average of 1.794
- Forward purchase of NOK 181.6 million against USD 27 million at an average of 6.725
- Forward purchase of JPY 980 million against USD 8.2 million at an average of 119.4
- Forward purchase of EUR 3.6 million against USD 4.3 million at an average of 1.200

In addition, Prosafe had established an option structure which gives the group the right to purchase GBP 6 million against USD at a rate of 1.9020, while the group has an obligation to buy GBP 6 million against USD at a rate of 1.7300.

Note 22: COMPANIES INCLUDED IN THE CONSOLIDATED ACCOUNTS

Company name	Country	Share capital (in 1 000)		Ownership
Prosafe ASA	Norway	NOK	340 975	100%
Prosafe Rigs AS	Norway	NOK	100	100%
Prosafe Offshore AS	Norway	NOK	100	100%
Prosafe Offshore Norge AS	Norway	NOK	100	100%
Prosafe (UK) Holdings Ltd	United Kingdom	USD	18	100%
Prosafe Rigs Ltd	United Kingdom	USD	[illegible]	100%
Prosafe Offshore Ltd	United Kingdom	GBP	2	100%
Prosafe Rigs Nigeria Ltd	Nigeria	NAI	10 000	100%
Prosafe Production Services Pte Ltd	Singapore	USD	7 162	100%
Prosafe Production Pte Ltd	Singapore	SGD	4 000	100%
Prosafe Production (M) Sdn Bhd	Malaysia	RM	0	100%
Prosafe Services Cote d'Ivoire Pte Ltd	Singapore	USD	0	100%
Egyptian Winlines Shipping Co. SAE	Egypt	USD	350	100%
Offshore Mooring Services Ltd	Liberia	USD	0	100%
Prosafe Production Inc	USA	USD	1	100%
Prosafe Production LLP	United Kingdom	USD	0	100%
Prosafe Production do Brasil Servicos Maritimos Ltda	Brazil	USD	0	100%
Prosafe Production Nigeria Ltd	Nigeria	USD	147	100%
Tinworth Ltd	Bermuda	USD	6	50%
Tinworth Pte Ltd	Singapore	USD	726	50%
Madura FSO Pte Ltd	Singapore	USD	250	50%
OCS Services Ltd	Virgin Islands	USD	4	50%

Voting rights equal ownership share.

Note 23: CONVERSION TO THE IFRS

For the first time, Prosafe is presenting its accounts for this fiscal year in accordance with the International Financial Reporting Standards (IFRS). The accounting principles described above have been applied in compiling the accounts for 2005, comparative figures for 2004 and the opening balance sheet at 1 January 2004, which is the transition date for converting to the IFRS. The impact of the conversion to the IFRS on the profit and loss account and the balance sheet is shown below, together with the impact of the restatement following the sale of the Drilling Services business area in 2005.

When implementing IAS 32 and IAS 39 concerning financial instruments, Prosafe has chosen to postpone their implementation until 1 January 2005, so that the profit and loss account for 2004 is based on Norwegian accounting principles. With effect from 1 January 2005, financial instruments are stated at market value in the balance sheet and changes in their market value are recorded in the profit and loss account. The positive effect on the book value of equity as a result of this implementation was USD 1.9 million. USD 1.6 million has been taken to income for 2005.

Income statement 2004	NGAAP 2005	NGAAP 2004	Conversion impact	IFRS 2004	Discontinued operations 2004	IFRS cont. operations 2004
Operating revenues	413.0	470.3	0.0	470.3	(212.7)	257.6
Operating expenses	(294.0)	(311.2)	(4.5)	(315.7)	193.7	(122.0)
Operating profit before depreciation	**119.0**	**159.1**	**(4.5)**	**154.6**	**(19.0)**	**135.6**
Depreciation	(54.9)	(63.4)	0.0	(63.4)	12.3	(51.1)
Operating profit before goodwill amortisation	**64.1**	**95.7**	**(4.5)**	**91.2**	**(6.7)**	**84.5**
Goodwill amortisation	(7.6)	(7.6)	7.6	0.0	0.0	0.0
Operating profit	**56.5**	**88.1**	**3.1**	**91.2**	**(6.7)**	**84.5**
Interest income	3.5	1.9	0.0	1.9	(0.5)	1.4
Interest expenses	(18.4)	(18.1)	0.0	(18.1)	0.0	(18.1)
Other financial items	(1.8)	1.2	0.2	1.4	0.2	1.6
Net financial items	**(17.7)**	**(15.0)**	**0.2**	**(14.8)**	**(0.3)**	**(15.1)**
Profit before taxes	**38.8**	**73.1**	**3.3**	**76.4**	**(7.0)**	**69.4**
Taxes	(17.6)	(7.5)	1.3	(6.2)	1.9	(4.3)
Net profit	**21.2**	**65.6**	**4.6**	**70.2**	**(5.1)**	**65.1**
Net profit 2004 NGAAP				**65.6**		
Goodwill amortisation				7.6		
Provision for maintenance				(1.7)		
Pension costs				(2.8)		
Borrowing costs				0.2		
Deferred tax				3.3		
Net profit 2004 IFRS				**70.2**		

Balance sheet	NGAAP 31.12.2003	NGAAP 31.12.2004	Conversion impact 31.12.2004	IFRS 31.12.2004	Discontinued operations 2004	IFRS cont. operations 2004
Goodwill	128.9	121.4	7.6	128.9	(0.5)	128.3
Rigs	411.8	397.5	0.0	397.5	(22.5)	375.0
Ships	214.1	167.6	0.0	167.6	0.0	167.6
Other fixed assets	35.5	41.1	4.7	45.8	(34.8)	11.0
Total fixed assets	**790.3**	**747.6**	**12.3**	**759.8**	**(57.8)**	**701.9**
Cash and deposits	101.2	121.6	0.0	121.6	0.0	121.6
Other current receivables	83.6	100.7	(0.7)	100.0	(63.6)	36.4
Total current assets	**184.8**	**222.3**	**(0.7)**	**221.6**	**(63.6)**	**158.0**
Total assets continuing operations	**975.1**	**969.9**	**11.6**	**981.4**	**(121.5)**	**859.9**
Assets discontinued operations	**0.0**	**0.0**	**0.0**	**0.0**	**121.5**	**121.5**
Total assets	**975.1**	**969.9**	**11.6**	**981.4**	**0.0**	**981.4**
Share capital	44.5	44.7	0.0	44.7	0.0	44.7
Other equity	374.2	389.2	14.7	403.9	0.0	403.9
Total equity	**418.7**	**433.9**	**14.7**	**448.6**	**0.0**	**448.6**
Interest-free long-term debt	11.1	8.2	27.7	35.9	(30.6)	5.3
Interest-bearing long-term debt	410.6	410.3	(17.4)	392.8	0.0	392.8
Total long-term liabilities	**421.7**	**418.5**	**10.3**	**428.7**	**(30.6)**	**398.1**
Dividends payable	40.7	28.2	(28.2)	0.0	0.0	0.0
Other interest-free current liabilities	94.0	89.4	(2.7)	86.7	(46.0)	40.8
Interest-bearing current debt	0.0	0.0	17.4	17.4	0.0	17.4
Total current liabilities	**134.7**	**117.5**	**(13.5)**	**104.1**	**(46.0)**	**58.2**
Liabilities discontinued operations	**0.0**	**0.0**	**0.0**	**0.0**	**76.5**	**76.5**
Total equity and liabilities	**975.1**	**969.9**	**11.6**	**981.4**	**0.0**	**981.4**
Equity 31 Dec 04 NGAAP	**418.7**			**433.9**		
Dividend	20.4			28.2		
Goodwill	0.0			7.6		
Provision for maintenance	4.3			2.7		
Borrowing costs	(3.6)			(0.5)		
Pension liabilities	(23.3)			(28.5)		
Deferred tax	6.3			8.2		
Equity 31 Dec 04 IFRS	**422.7**			**448.6**		

Dividend
The dividend proposed by the board of directors has been classified until now as a current liability. Under the IFRS, dividend may not be classified as a current liability until it has been determined by the general meeting.

Goodwill
Prosafe has recognised goodwill in the balance sheet which arose in connection with the acquisition of Nortrans Offshore Ltd in 2001. This has had an amortisation period of 20 years. Under the IFRS, goodwill is not to be amortised, but the book value of goodwill will be subject to an assessment of any potential write-down requirements.

Provision for maintenance
Some provisions for maintenance of drilling equipment will not qualify as liabilities under the IFRS. Consequently, such provisions cannot be made after implementation of the IFRS, and the amount provided at 31 December 2003 will be taken to equity net at 1 January 2004 after adjustment for associated deferred tax. These provisions related in their entirety to the Drilling Services division, which was sold in 2005.

Borrowing costs
The group's accounting principle was to capitalise costs incurred in connection with the arrangement of loan facilities. These costs have then been amortised over the loan term. Under the IFRS, such costs are expensed when incurred. At the implementation of the IFRS, unamortised borrowing costs were charged to equity after adjustment for associated deferred tax.

Pensions
Under Norwegian accounting regulation (and the IFRS), estimate variances may be accrued over the average remaining service period of the employees included in the scheme. At the implementation of the IFRS, however, accumulated estimate variances were recognised as a component of net pension liabilities in the balance sheet. Accumulated estimate variances were set to zero, and taken to equity after adjustment for associated deferred tax. With regard to the discount rate applied to estimate the net present value of future pension liabilities, the group earlier applied an estimated long-term rate. After conversion to the IFRS, the group will apply the prevailing interest rate on Norwegian 10-year government bonds plus a mark-up if the average remaining service period of the employees exceeds 10 years.

Next year's instalment of long-term debt
The group earlier classified all debt as long-term, regardless of how much of it fell due within one year of the balance sheet date. Under the IFRS, the proportion falling due within one year must be classified as a current liability.

Note 24: USE OF ESTIMATES

The group's most significant accounting estimates relate to depreciation of tangible fixed assets and testing capitalised goodwill for impairment.

Expected economically useful life is 35 years for the group's accommodation/service rigs, and up to 15 years for its floating production and storage vessels. The group's capitalised goodwill relates to the Floating Production division. Goodwill is tested for impairment on an annual basis. See note 9.

Profit and loss account

(NOK 1 000)	Note	2005	2004
Operating revenues		3 562	2 382
Operating expenses	23	(26 042)	(24 712)
Depreciation	4	(2 655)	(3 914)
Operating profit		(25 135)	(26 244)
Gain on sale of shares in subsidiary		449 726	0
Dividend from subsidiaries		63 298	69 860
Other financial items	5	38 313	4 481
Net financial items		551 337	74 341
Profit before taxes		526 202	48 097
Taxes	6	(5 694)	5 052
Net profit		520 508	53 149

Balance sheet

(NOK 1 000)	Note	31.12.2005	31.12.2004
Tangible fixed assets	4	25 593	30 236
Shares in subsidiaries	7	2 715 880	3 082 187
Deferred tax benefit	6	7 908	13 332
Long-term receivables	8	1 413 929	739 613
Total fixed assets		4 163 310	3 865 368
Cash and deposits		1 178 123	171 641
Other current assets	9	46 515	45 907
Total current assets		1 224 638	217 548
Total assets		5 407 948	4 082 916
Share capital	10	340 755	340 215
Share premium reserve	10	15 898	9 610
Total paid-in equity		356 653	349 825
Other equity	10	2 131 212	1 985 609
Total retained earnings		2 131 212	1 985 609
Total equity		2 487 865	2 335 434
Interest-bearing long-term debt	11	2 449 039	1 632 476
Pension liabilities	3	18 754	21 462
Total long-term liabilities		2 467 793	1 653 938
Interest-bearing current debt	11	186 914	60 803
Dividends payable		204 322	0
Other interest-free current liabilities	12	61 054	32 741
Total current liabilities		452 290	93 544
Total equity and liabilities		5 407 948	4 082 916

Cash flow statement

(NOK 1 000)	2005	2004
Cash flow from operating activities		
Profit before taxes	526 262	49 097
Gain on sale of shares in subsidiary	(440 726)	0
Depreciation	2 555	3 914
Change in working capital	37 705	325 669
Other from operating activities	(2 878)	(744)
Net cash flow from operating activities	**115 958**	**376 936**
Cash flow from investing activities		
Proceeds from sale/deletion of shares in subsidiaries	796 092	229 350
Acquisition of shares in subsidiaries	(100)	(150 000)
Change in long-term receivables from subsidiaries	(674 316)	97 077
Proceeds from sale of tangible fixed assets	2 593	0
Acquisition of tangible fixed assets	(609)	(1 436)
Net cash flow from investing activities	**123 605**	**173 991**
Cash flow from financing activities		
New interest-bearing long-term debt	1 336 999	703 112
Repayment of interest-bearing long-term debt	(404 335)	(751 376)
Dividends paid	(170 573)	(475 903)
Paid-in capital	6 828	10 466
Net cash flow from financing activities	**768 919**	**(513 701)**
Net cash flow	**1 006 482**	**37 226**
Cash and deposits at 01 Jan	171 641	134 371
Cash and deposits at 31 Dec	**1 178 123**	**171 641**

Changes in equity

(NOK 1 000)	Share capital	Share premium reserve	Other equity	Total equity
Equity 31 Dec 04	**340 215**	**9 610**	**1 839 614**	**2 189 439**
Change IFRS	0	0	145 699	145 699
Equity 1 Jan 05	**340 215**	**9 610**	**1 985 313**	**2 335 139**
Net profit	0	0	520 508	520 508
Paid-in equity	540	6 288	0	6 828
Dividend	0	0	(374 609)	(374 609)
Equity 31 Dec 05	**340 755**	**15 898**	**2 131 212**	**2 487 865**

Notes PROSAFE ASA

All figures in NOK 1 000 unless otherwise stated.

Note 1: ACCOUNTING PRINCIPLES

The accounting principles applied to the consolidated accounts are also applied to the parent company, Prosafe ASA. The consolidated accounts for 2005 have been prepared in accordance with the International Financial Reporting Standards (IFRS). Figures for 2004, which were previously reported in accordance with Norwegian generally accepted accounting principles, have been restated to the IFRS for comparative purposes. A description of changes to the group's accounting principles as a consequence of the transition to the IFRS and what the implementation impact has been is provided in note 14.

Note 2: OPERATING EXPENSES

	2005	2004
Pay and holiday pay	6 711	6 406
Pension expenses	2 328	1 690
Directors' fees	2 095	2 551
Other remuneration	2 053	1 924
Payroll taxes	4 565	3 758
Contract personnel	246	311
Other personnel expenses	93	107
Other operating expenses	7 965	7 965
Total operating expenses	**26 042**	**24 712**
Average number of employees	11	13

Note 3: PENSION LIABILITIES

Prosafe ASA has pension schemes for employees which entitle them to future pension benefits (defined benefit plans). The number of people included in this scheme is 10. Agreements have also been concluded on early retirement under Norway's AFP scheme. The company also has pension liabilities in respect of the chair of the board and the president and CEO, which are partly financed from operations. In addition, the company has a defined contribution plan for senior officers.

	2005	2004
Present value of current year's earnings	1 349	725
Interest expenses on pension liabilities incurred	1 367	1 088
Expected return on pension funds	(719)	(640)
Allocated effect of changes in estimates and pension plans	(92)	0
Pension expenses for the year	**1 905**	**1 173**
Estimated pension liabilities incurred	29 767	30 569
Value of pension funds	(12 892)	(11 771)
Estimated net pension liabilities	**16 875**	**18 798**
Non-amortised estimate variance	1 879	2 664
Net pension liabilities recognised in balance sheet	**18 754**	**21 462**
Assumptions:		
Discount rate	4.5%	5.0%
Expected return on pension funds	5.5%	6.0%
Expected wage growth	3.0%	3.0%
Expected pension adjustment	2.5%	2.5%
Expected national insurance base rate adjustment	3.0%	3.0%
Expected annual utilisation of AFP (early retirement from the age of 62)	50.0%	50.0%

Note 4: TANGIBLE FIXED ASSETS

	Equipment	Buildings	Land	Total
Acquisition cost 01.01	15 624	36 600	821	53 046
Additions	605	0	0	605
Disposals at acquisition cost	(6 287)	0	0	(6 287)
Acquisition cost 31.12	**9 942**	**36 600**	**821**	**47 364**
Cumul depreciation 01.01	11 845	10 965	0	22 810
Cumul depreciation on disposals	(3 694)	0	0	(3 694)
Depreciation for the year	1 071	1 584		2 655
Cumul depreciation 31.12	**9 222**	**12 549**	**0**	**21 771**
Book value 31.12	**720**	**24 052**	**821**	**25 593**
Depreciation rate (%)	**20-30**	**3-5**	-	

Note 5: NET FINANCIAL ITEMS

	2005	2004
Interest receivable from subsidiaries	15 127	21 932
Other interest receivable	11 204	[illegible]
Interest expenses	(69 965)	(77 249)
Group contribution	5 543	[illegible]
Currency gain/loss	76 556	32 507
Other financial items	(152)	(13 509)
Net financial items	**38 313**	**4 481**

Note 6: TAXES

	2005	2004
Profit before taxes	526 302	48 097
Permanent differences	(511 773)	(67 641)
Changes in temporary differences	(41 863)	19 544
Basis for taxes payable in the profit and loss account	**(27 439)**	**0**
Taxes payable	171	351
Changes in deferred tax	5 523	(5 403)
Total taxes	**5 694**	**(5 052)**
Temporary differences:		
Fixed assets	(8 004)	(26 151)
Current assets	12 728	0
Long-term liabilities	8 029	0
Pension liabilities	(18 754)	(21 462)
Loss carried forward	(21 896)	0
Basis for deferred tax liability (+)/benefit (-)	**(27 887)**	**(47 613)**
Deferred tax liability (+)/benefit (-)	**(7 808)**	**(13 332)**

Note 7: SHARES IN SUBSIDIARIES

(Share capital and book value in 1 000)

Company		Share capital	Number of shares	Book value	Owner-ship
Prosafe Rigs AS	NOK	100	100	504	100%
Prosafe Offshore AS	NOK	100	100	1 678	100%
Prosafe (UK) Holdings Ltd	GBP	11 000	11 000 001	159 001	100%
Prosafe Offshore Norge AS	NOK	100	100	100	100%
Prosafe Production Services Pte Ltd	USD	7 162	12 759 753	2 562 433	100%
Offshore Mooring Services Ltd	USD	0	500	10 603	100%
Prosafe Production Nigeria Ltd	USD	147	20 000 000	1 000	100%
Prosafe Nautipa AS	NOK	100	100	100	100%
PPS do Brasil Servicos Maritimos Ltda	USD	16	50 000	161	100%
Total book value				2 735 980	

Note 8: LONG-TERM RECEIVABLES

	2005	2004
Long-term receivables from group companies	1 413 929	739 613
Total other fixed assets	**1 413 929**	**739 613**

Note 9: OTHER CURRENT ASSETS

	2005	2004
Current receivables from group companies	20 782	43 952
Other current assets	25 733	1 955
Total other current assets	**46 515**	**45 907**

Note 10: EQUITY

Number of shares: 34 097 543

Holding of own shares: 22 032

Nominal value: 10

Note 11: INTEREST-BEARING DEBT

	2005	2004
Debt in NOK	500 000	500 000
Debt in USD	2 135 943	1 203 279
Total interest-bearing debt	**2 635 943**	**1 703 279**

At 31 December 2005, the company's interest-bearing debt totalled NOK 2 636 million. Unsecured bond loans accounted for NOK 806 million of this total and bank loans secured by mortgages for NOK 1 830 million. The bond debt is divided into three loans, of NOK 69 million running to March 2007, NOK 411 million running until March 2010 and USD 50 million running until March 2012 respectively. These loans are listed on the Oslo Stock Exchange with ticker codes PRS01, PRS02 and PRS03 respectively.

Loan	Amount drawn	Maturity	Interest	Loan margin
PRS01	NOK 69 million	March 2007	floating	1.75%
PRS02	NOK 411 million	March 2010	floating	1.15%
PRS03	USD 50 million	March 2012	floating	1.40%

The estimated bond prices at 31 December were 101.67 for PRS01, 101.57 for PRS02 and 100.79 for PRS03.

The company's bank facilities have the following repayment structure:

- Facility 1: six monthly instalments of USD 6.8 million in January and July, and a balloon payment of USD 59.8 million in January 2009.

- Facility 2: instalment of USD 1 million in January 2006, followed by two six-monthly instalments of USD 9 million in July and January 2007, three six-monthly instalments of USD 26 million and a balloon payment of USD 57.1 million in January 2009.

The average interest cost in 2005 was 4.7 per cent as against 4.5 per cent the year before. The interest margin on the loans is set in accordance with a table which depends on the relationship between total debt and operating profit before depreciation.

See note 16 to the consolidated accounts for covenants associated with the loans.

Note 12: OTHER INTEREST-FREE CURRENT LIABILITIES

	2005	2004
Accrued interest costs	20 694	10 292
Accrued costs from sale of shares in subsidiaries	28 238	0
Accrued holiday pay, payroll taxes and personnel taxes	3 980	5 259
Accounts payable	1 536	2 414
Other current liabilities	6 606	5 072
Total other interest-free current liabilities	**61 054**	**23 037**

Note 13: MORTGAGES AND GUARANTEES

In line with industry practice, Prosafe ASA has issued bank guarantees and parent company guarantees (performance guarantees) on behalf of subsidiaries in connection with the award and performance of contracts. At 31 December, bank guarantees issued amounted to USD 61 million.

The company's interest-bearing bank debt of USD 266.7 million is secured by a mortgage on the shares in Prosafe Production Services Pte Ltd and on bank deposits in Floating Production and in the parent company, Prosafe ASA. In addition, USD 113 million of this debt is secured by mortgages on Floating Production's wholly-owned production and storage vessels.

Note 14: CONVERSION TO THE IFRS

These annual accounts are the first to be presented in accordance with the International Financial Reporting Standards (IFRS). The accounting principles described above have been applied in compiling the accounts for 2005, comparative figures for 2004 and the opening balance sheet at 1 January 2004, which is the transition date for converting to the IFRS. The impact of the conversion to the IFRS on the profit and loss account and the balance sheet is shown below.

When implementing IAS 32 and IAS 39 concerning financial instruments, the company has chosen to postpone their implementation until 1 January 2005, so that the profit and loss account for 2004 is based on Norwegian accounting principles. With effect from 1 January 2005, financial instruments are stated at market value in the balance sheet and changes in their market value are recorded in the profit and loss account. The negative effect on the book value of equity as a result of this implementation was NOK 296 000. NOK 13 034 000 has been taken to income FY 2005.

Income statement 2004	NGAAP	Conversion Impact	IFRS
Operating revenues	2 382	0	2 382
Operating expenses	(25 466)	754	(24 712)
Depreciation	(3 914)	0	(3 914)
Operating profit/(loss)	**(26 998)**	**754**	**(26 244)**
Net financial items	**75 139**	**(798)**	**74 341**
Profit before taxes	**48 141**	**(44)**	**48 097**
Taxes	5 121	(69)	5 052
Net profit	**53 262**	**(113)**	**53 149**
Net profit 2004 NGAAP			**53 262**
Pension costs			754
Borrowing costs			(798)
Deferred tax			(69)
Net profit 2004 IFRS			**53 149**

Balance sheet	NGAAP 31.12.04	Conversion Impact 31.12.04	IFRS 31.12.04
Tangible fixed assets	30 236	0	30 236
Shares in subsidiaries	3 082 187	0	3 082 187
Deferred tax benefit	3 911	9 421	13 332
Other fixed assets	756 562	(16 949)	739 613
Total fixed assets	**3 872 896**	**(7 528)**	**3 865 368**
Cash and deposits	171 641	0	171 641
Other current receivables	45 907	0	45 907
Total current assets	**217 548**	**0**	**217 548**
Total assets	**4 090 444**	**(7 528)**	**4 082 916**
Share capital	340 215	0	340 215
Share premium reserve	9 610	0	9 610
Other equity	1 839 614	145 995	1 985 609
Total equity	**2 189 439**	**145 995**	**2 335 434**
Pension liabilities	4 768	16 694	21 462
Interest-bearing long-term debt	1 703 279	(70 803)	1 632 476
Total long-term liabilities	**1 708 047**	**(54 109)**	**1 653 938**
Dividends payable	170 217	(170 217)	0
Other interest-free current liabilities	22 741	0	22 741
Interest-bearing current debt	0	70 803	70 803
Total current liabilities	**192 958**	**(99 414)**	**93 544**
Total equity and liabilities	**4 090 444**	**(7 528)**	**4 082 916**
Equity 31 Dec 04 NGAAP			**2 189 439**
Dividend			170 217
Borrowing costs			(16 949)
Pension liabilities			(16 694)
Deferred tax benefit			9 421
Equity 31 Dec 04 IFRS			**2 335 434**

Dividend
The dividend proposed by the board of directors has been classified until now as a current liability. Under the IFRS, dividend may not be classified as a current liability until it has been determined by the general meeting.

Borrowing costs
The company's accounting principle was to capitalise costs incurred in connection with the arrangement of loan facilities. These costs have then been amortised over the loan term. Under the IFRS, such costs are expensed when incurred. At the implementation of the IFRS, unamortised borrowing costs were charged to equity after adjustment for associated deferred tax.

Pensions
Under Norwegian accounting regulation (and the IFRS), estimate variances may be accrued over the average remaining service period of the employees included in the scheme. At the implementation of the IFRS, however, accumulated estimate variances were recognised as a component of net pension liabilities in the balance sheet.

Accumulated estimate variances were set to zero, and taken to equity after adjustment for associated deferred tax. With regard to the discount rate applied to estimate the net present value of future pension liabilities, the group earlier applied an estimated long-term rate. After conversion to the IFRS, the group will apply the prevailing interest rate on Norwegian 10-year government bonds plus a mark-up if the average remaining service period of the employees exceeds 10 years.

Next year's instalment of long-term debt
The group earlier classified all debt as long-term, regardless of how much of it fell due within one year of the balance sheet date. Under the IFRS, the proportion falling due within one year must be classified as a current liability.

Singapore, 13 March 2006

Reidar Lund, chair — Christian Brinch, deputy chair — Anne Grethe Dalane

Ronny Johan Langeland — Brit K S Rugland — Arne Austreid, president and CEO

Auditor's report for 2005

We have audited the annual financial statements of Prosafe ASA as of 31 December 2005, showing a profit of NOK 520 500 000 for the parent company and a profit of USD 46 400 000 for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the parent company and the group. The financial statements of the parent company comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. The financial statements of the group comprise the balance sheet, the statements of income and cash flows, the statement of equity and the accompanying notes. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the parent company and the group. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company and the group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the group as of 31 December 2005, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU
- the company's management has fulfilled its duty to properly record and document the accounting information as required by law and bookkeeping practice generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

EY Stavanger, 13 March 2006
ERNST & YOUNG AS

Jostein Johannessen
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only

Articles of association for Prosafe ASA

(at 28 January 2008)

Article 1
The company's name is Prosafe ASA. The company is a public limited company.

Article 2
The company's registered office is in Sola local authority.

Article 3
The company's object is to conduct exploration for, drilling for and production of petroleum deposits and other natural resources on land or from fixed or mobile installations offshore, and to own, lease and operate the equipment deemed to be requisite and desirable in that connection, including mobile drilling rigs and vessels, etc, to provide related services and consultancy, engineering and fabrication services, and to deliver products and services in connection with its own business or that of others, including participation in other companies as a shareholder or in another manner.

Article 4
The company's share capital is NOK 340 027 710, divided into 34 102 771 shares with a par value of NOK 10. The company's shares will be registered in the Norwegian Central Securities Depository.

Dividends will be distributed to shareholders registered as such on the day the dividend is determined, unless the general meeting decides otherwise when determining the dividend.

Article 5
The company's board of directors will consist of up to five members. All directors are to be elected by the annual general meeting and will serve for a period of two years.

The company will have an election committee comprising three members and one alternate, of whom one member will be appointed by the board of directors and the other two members plus the alternate will be elected by the general meeting, all to serve for a period of two years.

When directors elected by the shareholders are to be elected, the election committee will meet and submit its recommendations to the general meeting. As far as possible, the election committee's recommendations will be sent to shareholders together with the notice of the general meeting.

The chairman of the board of directors can sign alone on behalf of the company, or the president and CEO can sign jointly with one director. The board of directors may grant powers of attorney.

Article 6
The annual general meeting will be held each year before 30 June, with the following items on the agenda:

1. Adoption of the profit and loss account and the balance sheet.
2. Allocation of the net profit or coverage of the net loss, including determination of dividend.
3. Election of directors.
4. Other matters included in the notice which require a decision by the general meeting pursuant to Norwegian legislation or statutory regulations or to these articles of association.

The notice of a general meeting must be in writing and distributed no later than two (2) weeks before the meeting is due to be held. Shareholders who wish to attend the general meeting must notify the company of their intention to attend before the deadline stipulated in the notice.

Article 7
Prevailing Norwegian company legislation will otherwise apply.

GLOSSARY

ASA:	public limited company (Norway)
AGM:	annual general meeting
Bareboat charter:	charterparty for a vessel which assigns responsibility for operation and maintenance to the charterer
DNV:	Det Norske Veritas. Norwegian classification society which surveys and approves the technical condition, safety and quality of vessels to its own rules and national government regulations
DP:	dynamic positioning. A system which uses telecommunications, satellites and propellers/thrusters to keep vessels on station
Dwt:	deadweight tonnes. A vessel's cargo-carrying capacity measured in tonnes of cargo and supplies
EBITDA:	operating result before depreciation
EU:	European Union
FPSO:	floating production, storage and offloading vessel
FSO:	floating storage and offloading vessel
GBP:	pound sterling
HSE:	health, safety and the environment
IFRS:	International Financial Reporting Standards
IMO:	International Maritime Organisation. The UN's advisory body for shipping
ISM:	International Safety Management Code. Standard for safety management systems on vessels
ISO:	International Organisation for Standardisation
Libor:	London interbank offered rate. Interest rate charged in London for lending Euro-currencies to banks
Lost-time injury:	occupational injury which causes the employee to be absent from work for one complete shift, i.e. 12 hours
MSV:	multi-service vessel
M/T:	motor tanker
NCS:	Norwegian continental shelf
Nibor:	Norwegian interbank offered rate
NOK:	Norwegian krone
OSE:	Oslo Stock Exchange
PRS:	Prosafe's ticker code on the OSE
SAG:	state aid guidelines for maritime transport (EU)
SGD:	Singapore dollar
Suezmax:	largest ship able to pass through the Suez canal, normally 150-200 000 dwt
Time charter:	charterparty for a vessel which assigns responsibility for operation and maintenance to the owner
UKCS:	UK continental shelf
USD:	US dollar
VPS:	Norwegian Central Securities Depository
Well intervention:	downhole work to maintain well integrity or improve oil and gas recovery





FINANCIAL CALENDER 2006

Reporting results
The following dates have been set for quarterly interim reporting and presentations in 2006:

1st quarter:	27 April 2006
2nd quarter:	9 August 2006
3rd quarter:	3 November 2006
4th quarter:	9 February 2007

Results will be published at 08.00. Prosafe reserves the right to amend these publication dates.

Annual general meeting
The AGM for Prosafe ASA will be held in the company's premises at Risavika Havnering 224, NO-4098 Tananger, on Wednesday 3 May 2006.

Dividend
The board's proposals to pay a dividend of NOK 5.5 per share for 2005 will be considered by the AGM. Dividend will be paid to shareholders registered in the Norwegian Central Securities Depository (VPS) at 3 May 2006.

Prosafe

ADDRESSES

Prosafe ASA
Risavika Havnering 224
P.O Box 143
NO-4098 Tananger
Telephone: +47 51 64 25 00
Telefax: +47 51 64 25 01
mail@prosafe.com

Prosafe Production Services Pte Ltd
1 International Business Park
#10-01 The Synergy
Singapore 609917
Telephone: +65 6665 6200
Telefax: +65 6567 5110
mail@sg.prosafe.com

Prosafe Production Inc
14826 St. Marys lane Suite 260
Houston TX 77079
USA
Telephone: +1 281 496 7001
Telefax: +1 281 496 1877
mail@us.prosafe.com

Prosafe Offshore Ltd
Greenwell Road
East Tullos Industrial Estate
Aberdeen AB12 3AX
UK
Telephone: +44 1224 406 900
Telefax: +44 1224 406 901
mail@uk.prosafe.com

www.prosafe.com

Appendix 3: Interim Report 1Q 2006 for Prosafe


Prosafe
FIRST
QUARTER
06

First quarter 2006

Main figures
(figures in brackets refer to the corresponding period of 2005)

Operating profit for the first quarter came to USD 31.6 million (USD 18.9 million). This strong result reflects increased dayrates and high rig utilisation in Offshore Support Services.

Net profit for the first quarter amounted to USD 30.7 million (USD 14.7 million), and diluted earnings per share equalled USD 0.90 (USD 0.42).

Cash flow from operating activities came to USD 111.2 million (USD 31.8 million). The company invested USD 157.2 million during the period, primarily in the two on-going FPSO conversion projects and the acquisition of *M/T Europe*.

Total assets at 31 March amounted to USD 1 123.2 million (USD 986.2 million), while the equity ratio declined to 41.4 per cent (47.1 per cent) owing to the deferred tax liability related to the company's exit from the Norwegian tonnage tax system. This was charged to the accounts for the fourth quarter of 2005.

Offshore Support Services
Operating profit in the first quarter came to USD 29.4 million (USD 10.6 million). Utilisation of the rig fleet was 100 per cent (86 per cent). This reflects increased utilisation of and higher dayrates for *Safe Scandinavia* and *MSV Regalia*.

All five of the rigs working in the Gulf of Mexico were in regular operation throughout the first quarter. *Safe Scandinavia* was under contract for Shell in the US Gulf of Mexico, and MSV *Regalia* operated for Total off Angola.

Floating Production
Operating profit for the first quarter amounted to USD 9.5 million (USD 9.2 million). This improvement is attributable to reduced depreciation for FSO *Madura Jaya* and FPSO *Petróleo Nautipa*, owing to a revised estimate of scrap value and a contract extension respectively. Operating profit before depreciation declined by USD 0.6 million, reflecting higher staffing in connection with a strengthening of the company's engineering capacity and expertise.

Outlook
Offshore Support Services secured a one-year contract during the first quarter for *Safe Caledonia*, and one contract and two extensions for *Safe Scandinavia*. The total value of new contracts and extensions is in the order of USD 115-118 million.

The contract for *Safe Caledonia* is with Total and Elf on the Dunbar and Elgin/Franklin fields in the UK, and has a firm value of USD 52.1 million. Expected commencement is 1 February 2007. The contract for *Safe Scandinavia* is with Statoil on Snorre A and Sleipner B, with commencement in the second quarter of 2007 and at the end of the first quarter 2008 respectively. The Statoil contract is worth about USD 52 million. *Safe Scandinavia*'s extensions relate to the contracts with Shell in the USA and ConocoPhillips in the UK respectively. The contract with Shell has been extended to five months in all, and the extension represents a value of USD 7.2 million. For ConocoPhillips, the extension applies to the Britannia field off the UK and is worth USD 4.1-6.7 million depending on the commencement date. The extensions ensure high utilisation for the rig in 2006 and until the start of the contract with BG International in the first quarter of 2007.

These contracts provide further confirmation that dayrates for advanced accommodation/service rigs have settled on a high level.

The outlook for the 2006-08 period is very positive. Offshore Support Services has secured a record 93 per cent contract coverage for 2006, but still has vessel availability in 2007 and 2008. It can thereby take advantage of the tight market with steadily rising dayrates. Containing a large number of units with dynamic positioning systems and vessels suitable for operation in harsh environments, the company's fleet is well adapted to market demand.

Activity in the market for **Floating Production** is greater than ever. A total of 10 projects were awarded in 2005, and the same number of new awards is expected for 2006. The high level of activity in the drilling market is a strong indicator of substantial field developments in 2007 and 2008. FPSOs are a unique field development concept for deep water and for regions where existing infrastructure is limited.

In January, the company was awarded a five-year contract extension by Gemsa Petroleum Company for operation and maintenance of FPSO *Al Zaafarana* in the Gulf of Suez in Egypt. The estimated value is USD 10.3 million. The initial contract for operating FPSO *Al Zaafarana* was five years, and began in October 1994. Including the latest extension, this field has an estimated production life of at least 16 years – more than double the original estimate. That represents further confirmation of the trend for FPSO contracts to be extended significantly beyond their first firm period.

In the second half of 2005, Prosafe was awarded contracts for converting and operating two FPSOs for Devon Energy off Brazil and for New Zealand Overseas Petroleum off New Zealand respectively. These vessels are due to be completed in the first quarter of 2007, with production planned to start in the second quarter of 2007.

Prosafe has built up long experience in converting and operating FPSOs, and now has an organisation able to handle several conversion projects in parallel. Activity in the FPSO market is very high, and the company is sticking to its target of winning a large new project during 2006.

Oslo, 27 April 2006
The board of directors of Prosafe ASA

2



Main figures

PROFIT AND LOSS ACCOUNT

(Unaudited figures in USD million)	Q1 06	Q4 05	Q1 05	2005
Operating revenues	75.1	75.4	64.9	295.3
Operating expenses	(31.7)	(41.3)	(33.7)	(144.4)
Operating profit before depreciation	**43.4**	**34.1**	**31.2**	**150.9**
Depreciation	(11.8)	(11.7)	(12.3)	(47.3)
Operating profit	**31.6**	**22.4**	**18.9**	**103.6**
Interest income	1.4	1.2	0.7	4.3
Interest expenses	(5.1)	(4.9)	(3.8)	(17.6)
Other financial items	4.2	(2.2)	2.2	(2.6)
Net financial items	**0.5**	**(5.9)**	**(0.9)**	**(15.9)**
Profit before taxes	**32.1**	**16.5**	**18.0**	**87.7**
Taxes	(1.4)	(114.8)	(3.7)	(122.8)
Net profit from continuing operations	**30.7**	**(98.3)**	**14.3**	**(35.1)**
Net profit from discontinued operations	**0.0**	**0.0**	**0.4**	**81.5**
Net profit	**30.7**	**(98.3)**	**14.7**	**46.4**
EPS (USD)	**0.90**	**(2.89)**	**0.43**	**1.36**
EPS diluted (USD)	**0.90**	**(2.88)**	**0.43**	**1.36**

BALANCE SHEET

(Unaudited figures in USD million)	31.03.06	31.12.05	31.03.05
Goodwill	128.3	128.3	128.3
Rigs	355.4	360.9	373.0
Ships	354.6	203.8	183.3
Other fixed assets	8.3	8.2	10.2
Total fixed assets	**846.6**	**701.2**	**694.8**
Cash and deposits	218.8	303.6	146.1
Other current assets	57.8	55.9	44.9
Total current assets	**276.6**	**359.5**	**191.0**
Assets discontinued operations	**0.0**	**0.0**	**100.4**
Total assets	**1 123.2**	**1 060.7**	**986.2**
Share capital	44.8	44.8	44.7
Other equity	420.5	390.2	419.7
Total equity	**465.3**	**435.0**	**464.4**
Interest-free long-term liabilities	120.9	117.6	4.8
Interest-bearing long-term debt	347.3	363.0	385.9
Total long-term liabilities	**468.2**	**480.6**	**390.7**
Dividends payable	0.0	30.2	0.0
Other interest-free current liabilities	152.9	87.0	54.6
Current portion of long-term debt	36.8	27.9	19.6
Total current liabilities	**189.7**	**145.1**	**74.2**
Liabilities discontinued operations	**0.0**	**0.0**	**56.9**
Total equity and liabilities	**1 123.2**	**1 060.7**	**986.2**

CASH FLOW STATEMENT

(Unaudited figures in USD million)	Q1 06	Q4 05	Q1 05	2005
Profit before taxes	32.1	16.5	18.0	87.7
Unrealised currency (gain)/loss on long-term liabilities	2.1	(2.6)	(3.8)	(8.9)
Depreciation	11.8	11.7	12.3	47.3
Change in working capital	64.0	10.4	7.2	28.6
Other items from operating activities	1.2	(2.8)	(1.9)	(8.0)
Net cash flow from operating activities	**111.2**	**33.2**	**31.8**	**146.7**
Proceeds from sale of tangible fixed assets	0.0	0.4	2.6	3.0
Acquisition of tangible fixed assets	(157.2)	(14.4)	(7.8)	(48.6)
Net cash flow from investing activities	**(157.2)**	**(14.0)**	**(5.2)**	**(45.6)**
New interest-bearing long-term debt	0.8	0.3	50.0	50.3
Repayment of interest-bearing long-term debt	(9.3)	0.0	(50.9)	(60.7)
Dividends paid	(30.2)	(0.0)	0.0	(26.4)
Paid in capital	0.4	0.5	0.6	1.1
Net cash flow from financing activities	**(38.8)**	**0.8**	**(0.3)**	**(35.7)**
Net cash flow from continuing operations	**(84.8)**	**20.0**	**26.3**	**65.4**
Net cash flow from discontinued operations	**0.0**	**0.0**	**(1.8)**	**116.6**
Cash and deposits at beginning of period	303.6	283.6	121.6	121.6
Cash and deposits at end of period	**218.8**	**303.6**	**146.1**	**303.6**

EQUITY MOVEMENT

	Q1 06	Q4 05	Q1 05	2005
Equity at end of prior period	435.0	565.4	448.6	448.6
Change accounting principle for financial instruments	0.0	0.0	1.9	1.9
Equity at beginning of period	**435.0**	**565.4**	**450.5**	**450.5**
Net profit	30.7	(98.3)	14.7	46.4
Dividends	0.0	(30.2)	0.0	(56.6)
New equity	0.4	0.5	0.6	1.1
Change translation differences	(0.8)	(2.4)	(1.4)	(6.4)
Equity at end of period	**465.3**	**435.0**	**464.4**	**435.0**

The financial statements have been prepared in accordance with the IFRS and IAS 34 on interim financial reporting, and in accordance with the accounting principles applied in the annual accounts for 2005.

KEY FIGURES

	Note	Q1 06	Q4 05	Q1 05	2005
Operating margin	1	42.1%	39.7%	29.1%	35.1%
Equity ratio	2	41.4%	41.0%	47.1%	41.0%
Return on equity	3	27.3%	(73.6%)	12.9%	10.5%
Return on capital employed	4	15.5%	12.2%	9.8%	13.1%
Net interest bearing debt (USD million)	5	165.3	87.3	259.4	87.3
Cash flow (USD million)	6	111.2	33.2	31.8	146.7
Cash flow per share (USD)	7	3.26	0.97	0.93	4.31
Number of shares (1 000 shares)		34 117	34 098	34 072	34 098
Average no. of outstanding shares (1 000 shares)		34 081	34 057	34 043	34 053
Average no. of outst. and potential shares (1 000 shares)		34 093	34 074	34 065	34 068
USD/NOK exchange rate at end of period		6.58	6.77	6.33	6.77
Share price (NOK)		342.50	286.50	199.00	286.50
Share price (USD)		52.05	42.32	31.44	42.32
Market capitalisation (NOK million)		11 685	9 769	6 780	9 769
Market capitalisation (USD million)		1 775.8	1 443.0	1 071.1	1 443.0
Number of employees		602	614	598	614

Notes to key figures
1. (Operating profit / Operating revenues) * 100
2. (Equity / Total assets) * 100
3. Annualised [Net profit / Average book equity]
4. Annualised [(EBIT + interest income) / (Average total assets continuing operations - Average interest-free debt continuing operations)]
5. Interest-bearing debt - Cash and deposits
6. Cash flow from operating activities
7. Cash flow / Average no of outstanding and potential shares

OPERATING PROFIT



USD mill
40
35
30
25
20
15
10
5
0
1Q 06
4Q 05
3Q 05
2Q 05
1Q 05

SHAREHOLDERS

as at 20.04.06	No of shares	Ownership
State Street Bank & Trust (nom)	[illegible]	11.6%
Morgan Stanley & Co (nom)	[illegible]	7.5%
Folketrygdfondet	[illegible]	6.4%
Brown Brothers Harriman	1 570 746	4.6%
JP Morgan Chase Bank	[illegible]	4.5%
Morgan Stanley & Co	1 111 595	3.3%
Société Générale Bank & Trust	800 000	2.3%
RBC Dexia (nom)	[illegible]	2.3%
Odin	734 290	2.2%
JP Morgan Chase Bank (nom)	707 393	2.1%
Total 10 largest shareholders	15 924 959	46.7%

No of shares: 34 116 885
Foreign ownership: 73.7%



Segments

OFFSHORE SUPPORT SERVICES

(Unaudited figures in USD million)	Q1 06	Q4 05	Q1 05	2005
Operating revenues	51.5	49.5	38.5	186.7
Operating expenses	(19.7)	(28.2)	(20.1)	(86.5)
Operating profit before depreciation	**31.8**	**21.3**	**18.4**	**100.2**
Depreciation	(8.4)	(7.7)	(7.8)	(30.6)
Operating profit	**23.4**	**13.6**	**10.6**	**69.6**
Total assets	743.6	458.3	431.9	458.3
Employees	102	118	121	118

FLOATING PRODUCTION

(Unaudited figures in USD million)	Q1 06	Q4 05	Q1 05	2005
Operating revenues	23.4	25.7	26.7	108.3
Operating expenses	(10.6)	(11.8)	(13.1)	(54.0)
Operating profit before depreciation	**12.8**	**13.9**	**13.6**	**54.3**
Depreciation	(3.3)	(4.0)	(4.4)	(16.4)
Operating profit	**9.5**	**9.9**	**9.2**	**37.9**
Total assets	566.3	418.2	381.9	418.2
Employees	490	487	469	487

CORPORATE COSTS AND ELIMINATIONS

(Unaudited figures in USD million)	Q1 06	Q4 05	Q1 05	2005
Operating revenues	0.2	0.2	(0.3)	0.3
Operating expenses	(1.4)	(1.3)	(0.5)	(3.9)
Operating profit before depreciation	**(1.2)**	**(1.1)**	**(0.7)**	**(3.6)**
Depreciation	(0.1)	0.0	(0.1)	(0.3)
Operating profit	**(1.3)**	**(1.1)**	**(0.9)**	**(3.9)**
Total assets	(186.7)	184.2	51.1	184.2
Employees	10	9	8	9

PROSAFE GROUP

(Unaudited figures in USD million)	Q1 06	Q4 05	Q1 05	2005
Operating revenues	75.1	75.4	64.9	295.3
Operating expenses	(31.7)	(41.3)	(33.7)	(144.4)
Operating profit before depreciation	**43.4**	**34.1**	**31.2**	**150.9**
Depreciation	(11.8)	(11.7)	(12.3)	(47.3)
Operating profit	**31.6**	**22.4**	**18.9**	**103.6**
Total assets	1 123.2	1 060.7	966.2	1 060.7
Employees	602	614	598	614

Contracts


OFFSHORE SUPPORT SERVICES
Contract
Option
Yard stay
Safe Hibernia
MSV Regalia
Safe Scandinavia
Safe Regency
Jasminia
Safe Caledonia
Safe Britannia
Safe Lancia
GULF OF MEXICO
NORTH SEA
WEST AFRICA
N SEA
US GoM
TIMOR SEA
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009


FLOATING PRODUCTION
Project phase
Contract
Option
M/T Ionikos / Tui
M/T Apollo / Polvo
Abo FPSO
Espoir Ivoirien
Petróleo Nautipa
Al Zaafarana
Endeavor
Madura Jaya
Operations 2)
NZOP, New Zealand
DEVON, Brazil
AGIP, Nigeria
CANADIAN NATURAL RESOURCES, Ivory Coast
CNR, Angola
VAALCO, Gabon 1)
ZAAFARANA OIL COMPANY, Gulf of Suez
ABAN LOYD CHILES OFFSHORE, India
KODECO OIL, Indonesia
ADDAX PETROLEUM, Nigeria
>2017
>2022
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

1) The contract runs until September 2012, with an option for the customer to cancel in September 2013

2) Operation and maintenance of the fixed installations on the OML 126 field

A PRIORITERT PRIORITAIRE

NORGE P.P.

DISTRIBUERT AV POSTEN NORGE

Prosafe

Prosafe ASA
Risavika Havnering 224
P.O Box 143
NO-4098 Tananger
Telephone. +47 51 64 25 00
Telefax. +47 51 64 25 01
mail@prosafe.com


www.prosafe.com

Appendix 4: Acceptance Form

Acceptance Form

For use in accepting the Offer as described in the Information Memorandum dated 6 June 2006 (the " Offer") from Prosafe ASA (the "Offeror" or "Prosafe") to **accept the consideration of 0.354 Prosafe shares** for each outstanding share in Consafe Offshore AB (publ.) ("Consafe") not already owned by Prosafe.

Return to:
Pareto Securities ASA
P.O. Box 1411 Vika
N-0115 OSLO
Norway
Telefax: +47 22 83 43 09

The shareholder register in Consafe on 6 June 2006 shows:

VPS account:	*Number of shares:*	*Rights holder registered:*

Offer Period and Settlement:
The Acceptance Form must be received by Pareto Securities ASA by **16:00 (CET) on or before 19 June 2006.** Shareholders whose Consafe Shares are held in several VPS accounts will receive an acceptance form for each account and must submit one acceptance form for each VPS account.

To Prosafe

1. I/We have received the Information Memorandum dated 6 June 2006 and hereby accept the offer to sell all of my/our shares in Consafe and to receive 0.354 Prosafe Shares for each share held in Consafe.

2. I/We understand that this acceptance will be deemed to comprise all Consafe shares which are registered in my/our VPS account. I/We agree that if the number inserted above is greater or smaller than the number of Consafe shares in my/our VPS account, I/we shall be deemed to have accepted the Offer in respect of all the Consafe shares in my/our VPS account. I/We understand that this acceptance is binding and may not be revoked.

3. Pareto Securities ASA is irrevocably authorised to carry out all actions necessary to complete the Offer, hereunder but not limited to, establishing a new VPS account blocked in favour of Pareto Securities ASA on behalf of the Offeror, transfer of the Shares to a blocked VPS account upon receipt of the Acceptance Form, to transfer the Consafe shares to the Offeror and subscribe and effectuate the transfer of Prosafe shares to be paid as consideration to each Acceptant. For further details see section 6.3.1 of the Information Memorandum.

4. I/We accept that the consideration consisting of Prosafe shares will be credited to my/our VPS account equalling the VPS account number printed on this Acceptance Form which held the Consafe shares. Settlement for acceptances received by 16:00 hours on 19 June 2006 will take place on or about 23 June 2006. For a more detailed description of the settlement procedures and timing, see sections 6.3 and 6.5 of the Information Memorandum.

5. The Offeror will pay my/our VPS transaction costs, which relate directly to my/our acceptance.

6. This agreement is governed by, and shall be interpreted in accordance with, Norwegian law. Any disputes hereunder shall be brought before the Norwegian Courts.

7. I/We hereby warrant and agree that we have complied with the instructions and guidelines as set out in section 6.3.4 in the Information Memorandum and that I/we are not in breach of any applicable laws or regulations in my/our respective jurisdiction.

____________ ____________ ____________

Place _Date Signature[1)]

[1)] *A proxy form or company certificate must be attached if signed by a proxy.*

Trustee:
VPS accounts marked "YES" on the right above on this acceptance form, are registered in the name of a trustee. As the trustee, the undersigned consents to the transaction being accomplished:

____________ ____________ ____________

Place _Date Trustee's signature[1)]

[1)] *A proxy form or company certificate must be attached if signed by a proxy.*

Prosafe

Prosafe ASA
Nedre Holmegate 30-34
4006 Stavanger
Norway

Tel: +47 51 64 25 00
Fax: +47 51 64 25 01
www.prosafe.com

Pareto Securities ASA

Pareto Securities ASA
Dronning Maudsgate 3
P.O. Box 1411 Vika
0105 Oslo
Norway

Tel: +47 22 87 87 00
Fax: +47 22 87 87 10
www.pareto.no